As filed with the Securities and Exchange Commission on December 23rd 2021

SEC File Nos. 811-23698, 333-259232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-3

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 3	☐
Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 3

FORTUNE V SEPARATE ACCOUNT

(Exact Name of Registrant)

UNIVERSAL LIFE INSURANCE COMPANY

(Name of Insurance Company)

METRO OFFICE PARK, STREET 1, LOT 10
GUAYNABO, PR 00968

(Address of Insurance Company’s Principal Executive Offices) (Zip Code)

Insurance Company’s Telephone Number, including Area Code (787) 706-7095

JOSÉ C. BENITEZ ULMER, PRESIDENT

METRO OFFICE PARK, STREET 1, LOT 10
GUAYNABO, PR 00968

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practical after the effective date.

It is proposed that this filing will become effective (check appropriate box):

☐	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)(1)
☐	on (date) pursuant to paragraph (a)(1)
☐	75 days after filing pursuant to paragraph (a)(2)
☐	on (date) pursuant to paragraph (a)(2) of rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Fortune V Individual Flexible Purchase Payment Deferred Annuity Contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

FORTUNE V SEPARATE ACCOUNT

INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED ANNUITY CONTRACTS

ISSUED BY

UNIVERSAL LIFE INSURANCE COMPANY

SAN JUAN, PR 00917-2011

(787) 706-7095

PROSPECTUS

December 23, 2021

This prospectus describes individual flexible purchase payment deferred annuity contracts (“Contracts”) issued through the Fortune V Separate Account (the “Variable Account”) of Universal Life Insurance Company (“Universal Life” or the “Company”). The Variable Account is a separate account of Universal Life that contains variable account allocations, called sub-accounts (“Sub-Account”), each of which invests in a portfolio of shares of separate underlying mutual funds.

The Variable Account is divided into several Sub-Accounts among which the Contract Owners that purchase the annuity product may allocate their purchase payments, subject to the terms and conditions in the Contract. The Contract Owners do not make a specific selection of the underlying mutual funds. The Sub-Accounts will consist of segregated and separately-managed pools of assets of the Variable Account, and each is managed by Universal Financial Services, Inc. (“UFS” or “Universal Financial Services”) as the investment adviser contracted by Universal Life to manage the Sub-Account. Morningstar Investment Management LLC serves as portfolio construction manager in connection with the actively managed Sub-Accounts. The Sub-Accounts will be available for investment only through the purchase of the Contract. Each Sub-Account will have a generally defined investment strategy. These are:

UNIVERSAL VIA ASSET ALLOCATION – GROWTH PORTFOLIO (“ULICO VIA Growth Allocation” or “Growth Portfolio”)

UNIVERSAL VIA ASSET ALLOCATION – MODERATE GROWTH PORTFOLIO (“ULICO VIA Moderate Growth Allocation” or “Moderate Growth Portfolio”)

UNIVERSAL VIA ASSET ALLOCATION – MODERATE PORTFOLIO (“ULICO VIA Moderate Allocation” or “Moderate Portfolio”)

UNIVERSAL VIA ASSET ALLOCATION – CONSERVATIVE PORTFOLIO (“ULICO VIA Conservative Allocation” or “Conservative Portfolio”)

UNIVERSAL VIA ASSET ALLOCATION – INTERNATIONAL GROWTH PORTFOLIO (“ULICO VIA International Growth Allocation” or “International Growth Portfolio”)

UNIVERSAL VIA – MONEY MARKET PORTFOLIO (“ULICO VIA Money Market” or “Money Market”)

An investment in the VIA Money Market Portfolio is neither insured nor guaranteed by the U.S. Government.

Volatility control guidelines may apply to the Moderate Growth Portfolio, Moderate Portfolio and Conservative Portfolio. Under these guidelines, the Portfolio Construction Manager (as defined below) may adjust the maximum equity allocation of the portfolio based on the implied volatility, such that higher implied volatility over a specified period will result in a lower maximum equity allocation.

Amounts allocated to a Sub-Account by the Contract Owner will be used to purchase accumulation units, representing value units of the total investment of the Sub-Account. After the initial purchase of accumulation units, the value of a Contract’s investment in a Sub-Account will be based on the number of units held and the current accumulation unit value, which will fluctuate with the investment performance of the underlying investments in mutual funds of the Sub-Account. The value of your annuity Contract will depend on the investment performance of the selected underlying mutual funds, which value will fluctuate with market factors. Your investment is subject to investment risks.

Contract Owners may return the Contract for any reason within fifteen calendar days of delivery from Universal Life’s home office and Universal Life will refund the Contract Value or other amount required by law (see Right to Examine and Cancel).

In general, deferred variable annuities are long-term investments; they are not intended as short-term investments. Three versions, or “Classes,” of the Contracts are available: (1) the base Universal VIA Contract (Class B), which has a nine-year surrender charge (contingent deferred sales charge, or “CDSC”) and a 1.40% Variable Account Charge; (2) the Universal VIA with Liquidity Rider Contract (Class L), which has a four year CDSC and a 1.75% Variable Account Charge; and (3) the Universal VIA Select Contract (Class C), which has no CDSC and a 1.95% Variable Account Charge.

To learn more about the Contracts, the Sub-Accounts and their underlying investments, you can obtain a copy of the accounts’ annual and semi-annual reports or a copy of the Statement of Additional Information (“SAI”) dated the date of this prospectus. The SAI has been filed with the Securities and Exchange Commission and is incorporated into this prospectus by reference. The SAI’s table of contents can be found in this prospectus. You may obtain these documents from Universal Life without charge upon written request to the above address or by telephoning (800) 981-0395. You can also obtain copies of these documents from the Securities and Exchange Commission’s web site at: www.sec.gov.

This prospectus sets forth the basic information that you should know before investing. Please keep this prospectus for future reference.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Contracts in any jurisdiction in which such may not be lawfully made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

Neither the Securities and Exchange Commission, U.S. Commodity Futures Trading Commission, nor any State Securities Commission has approved or disapproved these securities or passed upon the accuracy of this prospectus, and any representation to the contrary is a criminal offense.

The variable annuity contracts described herein are offered exclusively to Residents of Puerto Rico. For these purposes, a “Resident of Puerto Rico” is: (i) an individual (A) having his or her principal residence within the Commonwealth of Puerto Rico who has been a resident of Puerto Rico during a period that includes an entire taxable year, (B) who is a bona fide resident of Puerto Rico pursuant to Sections 933 and 937(a) of the U.S. Internal Revenue Code, and (C) a resident of Puerto Rico for purposes of the Puerto Rico Internal Revenue Code; and (ii) a non-business trust whose trustee, if an individual, has his or her principal residence in Puerto Rico or, if an entity, whose principal office and principal place of business are located within the Commonwealth of Puerto Rico, all of whose Beneficiaries have their principal residence in Puerto Rico and which is either a Qualified Trust or an Agent Trust (as defined herein under Tax Considerations beginning on page 104 of this Prospectus).

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Please read this Prospectus carefully and retain it for future reference.

Definitions

The following is a glossary of key terms used in this Prospectus.

Accumulation Unit - An accounting unit of measure used to calculate the value allocated to each of the Sub-Accounts in the Variable Account before the Annuitization Date.

Annuitant - The person upon whose life annuity payments are based.

Annuitization - The period during which annuity payments are received by the Annuitant.

Annuitization Date - The date on which Universal Life calculates the schedule of annuity payments and begins the processing necessary to start annuity payments. The date that annuity payments actually begin varies, but generally is within 30 days after Universal Life calculates the annuity payment schedule.

Annuity Commencement Date - The date on which annuity payments are scheduled to begin.

Beneficiary - The person designated by the Contract Owner to receive certain benefits under the Contract if the Contract Owner dies before the Annuitization Date and there is no surviving Joint Owner. Such designation must be made by the Contract Owner in accordance with the applicable requirements of Puerto Rico inheritance laws.

Coinsurance Agreement - The coinsurance agreement by and between Universal Life and Transamerica dated March 1, 2007.

Collateral Assignment - A collateral assignment is when the ownership rights in a contract or account are transferred from one person to another to serve as collateral for a debt. This transfer is usually made with the provision that the ownership rights revert to the original owner when the debt is repaid. A collateral assignment of a nonqualified annuity is considered a taxable event to the owner of the contract.

Contingent Beneficiary - The person designated by the Contract Owner to receive the benefits accorded to the Beneficiary if the primary Beneficiary is not living when the Owner dies. Such designation must be made by the Contract Owner in accordance with the applicable requirements of Puerto Rico inheritance laws.

Contingent Deferred Sales Charge “CDSC” - penalties for contract termination before surrender period or partial withdrawals in excess of 15% of purchase payments, adjusted for withdrawals during each policy year.

Contract - The terms, conditions, benefits and rights of the annuity described in the variable annuity contract with Universal Life Insurance Company, as well as any documents describing elected options, endorsements or attached application form.

Contract Anniversary - Beginning with the Date of Issue, each recurring one-year anniversary of the Date of Issue during which the Contract remains in force.

Contract Owner(s) - The person(s) possessing all rights under the Contract prior to the Annuitization Date.

Contract Value - The value of the Variable Account.

Contract Year - Each year the Contract is in force beginning with the date the Contract is issued.

Date of Issue - The effective day of the first purchase payment applied to the Contract.

Death Benefit - The effective benefit payable when the Owner dies before the Annuitization Date.

Enhanced Death Benefit – Available at issue for an additional charge, a new stepped-up death benefit will be determined on each policy anniversary before the Owner’s 86th birthday. The benefit will be payable when the Owner dies before the Annuitization Date. This option is only available to contracts with owner age 70 or younger on the Date of Issue.

Free Amount - Withdrawals not subject to Contingent Deferred Sales Charge.

Fortune V Separate Account - A separate account of Universal Life Insurance Company into which purchase payments may be allocated. The Account is divided into Sub-Accounts. The Fortune V Separate Account is also referred to herein as the “Variable Account”.

Full Surrender – Termination and cancellation of all rights and privileges under your Contract. Full Surrender may be subject to surrender charges.

Guaranteed Future Value or “GFV” – The minimum amount guaranteed for Contracts with Principal Protection Rider. “GFV” will be equal to the purchase payments for the first six month after rider inception, adjusted for withdrawals.

Guaranteed Future Value Date – Ten years after Contract inception.

IRA – An individual retirement annuity as defined by the Section 1081.02(b) of the P.R. Code

Joint Owner – The person possessing an undivided interest in the entire Contract with the Contract Owner. If there is a Joint Owner, references to Contract Owner and Joint Owner will apply to both, or either of them, unless the context requires otherwise.

Maximum Annual Withdrawal Amounts “MAWA” – The MAWA is the maximum amount that can be withdrawn in a rider year without reducing the TWB for Contracts with the Income for Life Rider. This is also the benefit amount paid if the Contract Value is exhausted. On each rider anniversary the MAWA is the Withdrawal Percentage multiplied by the TWB.

Net Asset Value - The total value of an underlying mutual fund adjusted for expenses and divided by the number of units, at the end of a market day or at the close of the New York Stock Exchange.

Non-Qualified Contract - A Contract that does not qualify for favorable tax treatment under the P.R. Code Sections 1081.02 and 1081.03.

Partial Withdrawal – The amount you request to withdraw.

Policy Value - On or before the annuity commencement date, the policy value is equal to the owner’s:

●	premium payments; minus

●	gross partial surrenders (partial surrenders plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus

●	accumulated gains in the separate account; minus

●	accumulated losses in the separate account; minus

●	service charges, rider fees, transfer fees, and other charges, if any.

Portfolio Construction Manager - The entity independently contracted by Universal Life and Universal Financial Services, Inc. to construct the portfolios in the Variable Account.

Premium(s): Purchase payment(s) deposited into the Contract.

Puerto Rico Resident or a Resident of Puerto Rico - (i) An individual (A) having his or her principal residence within the Commonwealth of Puerto Rico who has been a Resident of Puerto Rico during a period that includes an entire taxable year, (B) who is a bona fide resident of Puerto Rico pursuant to Sections 933 and 937(a) of the U.S. Internal Revenue Code, and (C) a resident of Puerto Rico for purposes of the P.R. Code; and (ii) a non-business trust organized under the laws of the Commonwealth of Puerto Rico whose trustee, if an individual, has his or her principal residence in Puerto Rico or, if an entity, whose principal office and principal place of business are located within the Commonwealth of Puerto Rico, all of whose Beneficiaries have their principal residence in Puerto Rico and which is either a Qualified Trust or an Agent Trust (as defined herein under Tax Considerations beginning on page 104 of this Prospectus). Whether an individual or a trust is a bona fide Resident of Puerto Rico depends on the facts and circumstances of each individual, which may change from year to year. Universal Life suggests to each individual and each trust to seek advice from its tax counsel to assess if he or she is a Resident of Puerto Rico.

P.R. Code - The Act Number 1 of January 31, 2011, as amended, also known as the “Puerto Rico Internal Revenue Code for a New Puerto Rico”.

Sub-Accounts - Divisions of the Variable Account where Accumulation Units are maintained. Each Sub-Account will correspond to a segregated and separately managed portfolio of investments and securities of the Variable Account.

Surrender - A withdrawal of part or all of the Contract Value.

Surrender Value - Contract Value minus any applicable charges described in the Contract.

Total Withdrawal Base or “TWB” – At rider inception, the initial TWB is equal to the Contract Value. “TWB” is used to calculate the Maximum Annual Withdrawal Amount (“MAWA”) for Contracts with the Income for Life Rider.

Transamerica - Transamerica Life Insurance Company.

Universal Life - Universal Life Insurance Company.

U.S. Internal Revenue Code - The United States Internal Revenue Code of 1986, as amended.

Valuation Date – Each day the New York Stock Exchange is open for business or any other day during which there is a sufficient degree of trading in the underlying investments of the Sub-Accounts of the Variable Account such that the current Net Asset Value of its Accumulation Units might be materially affected.

Valuation Period – The period of time commencing at the close of a Valuation Date and ending at the close of business for the next succeeding Valuation Date.

Withdrawal Percentage – Is used to calculate the “MAWA”. The Withdrawal Percentage is locked in at the time of the first withdrawal.

Synopsis and Highlights

Fee Tables

The following tables describe the various costs and expenses that you will pay, directly or indirectly, if you invest in a Sub-Account.

Contract owners can choose among three versions of the Contract: (1) the Universal VIA (B Share); (2) Universal VIA w/ Liquidity Rider (L Share); and (3) Universal VIA Select (C Share). The three versions differ primarily by having a different Variable Account Charge and a different Contingent Deferred Sales Charge (CDSC) schedule, as specified in the table below.

TRANSACTION EXPENSES. The following expenses apply to buying and surrendering the Contract.

Transaction Expenses
Sales Load Imposed on Purchases	None
Contingent Deferred Sales Charge (“CDSC”) (as a percentage of the premiums withdrawn) (1)	8%

(1)	The CDSC is calculated by multiplying the applicable CDSC percentage (noted below) by the amount of purchase payments surrendered. For purposes of calculating the CDSC, surrenders are considered to come first from the oldest purchase payment made to the Contract, then the next oldest purchase payment, and so forth.

Universal VIA CDSC Schedule (B Share)
Years Since Premium Payment	1	2	3	4	5	6	7	8	9
Percentage of Premium Payment Withdrawn	8%	8%	7%	6%	5%	4%	3%	2%	1%

Universal VIA w/ Liquidity Rider CDSC Schedule (L Share)
Years Since Premium Payment	1	2	3	4
Percentage of Premium Payment Withdrawn	8%	8%	7%	6%

Universal VIA Select CDSC Schedule (C Share)
Years Since Premium Payment	ALL
Percentage of Premium Payment Withdrawn	0%

ANNUAL EXPENSES. The following expenses apply on an on-going basis while you own the Contract.

UNIVERSAL VIA (B Share) – Contracts issued prior to April 1, 2021

	Growth Portfolio	Moderate Growth Portfolio	Moderate Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (3)	1.65%	1.65%	1.65%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.45%
Other Expenses (10)	0.10%	0.07%	0.01%
Acquired Fund Fees and Expenses (11)	0.89%	0.82%	0.73%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Income for Life Conservative (13)	N/A	N/A	2.15%
Income for Life Moderate (13)	N/A	N/A	2.50%
Principal Protection 15 (14)	N/A	N/A	1.95%
Principal Protection 13 (14)	N/A	N/A	2.35%
Maximum Annual Expenses (15)	3.39%	3.29%	5.64%

	Conservative Portfolio	International Growth Portfolio	Money Market Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (3)	1.65%	1.65%	1.65%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.35%
Other Expenses (10)	0.05%	0.35%	0.41%
Acquired Fund Fees and Expenses (11)	0.68%	0.93%	0.30%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Income for Life Conservative (13)	2.15%	N/A	2.15%
Income for Life Moderate (13)	2.50%	N/A	2.50%
Principal Protection 15 (14)	1.95%	N/A	1.95%
Principal Protection 13 (14)	2.35%	N/A	2.35%
Maximum Annual Expenses (15)	5.63%	3.68%	5.51%

UNIVERSAL VIA (B Share) – Contracts issued on or after April 1, 2021

	Growth Portfolio	Moderate Growth Portfolio	Moderate Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (2)	1.40%	1.40%	1.40%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.45%
Other Expenses (10)	0.10%	0.07%	0.01%
Acquired Fund Fees and Expenses (11)	0.89%	0.82%	0.73%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Maximum Annual Expenses (16)	3.14%	3.04%	2.89%

	Conservative Portfolio	International Growth Portfolio	Money Market Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (2)	1.40%	1.40%	1.40%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.35%
Other Expenses (10)	0.05%	0.35%	0.41%
Acquired Fund Fees and Expenses (11)	0.68%	0.93%	0.30%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Maximum Annual Expenses (16)	2.88%	3.43%	2.76%

UNIVERSAL VIA w/ Liquidity Rider (L share) – Contracts issued prior to April 1, 2021

	Growth Portfolio	Moderate Growth Portfolio	Moderate Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (4)	1.75%	1.75%	1.75%
Variable Account Charge (5)	1.50%	1.50%	1.50%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.45%
Other Expenses (10)	0.10%	0.07%	0.01%
Acquired Fund Fees and Expenses (11)	0.89%	0.82%	0.73%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Income for Life Conservative (13)	N/A	N/A	2.15%
Income for Life Moderate (13)	N/A	N/A	2.50%
Principal Protection 15 (14)	N/A	N/A	1.95%
Principal Protection 13 (14)	N/A	N/A	2.35%
Maximum Annual Expenses (15)	3.49%	3.39%	5.74%

	Conservative Portfolio	International Growth Portfolio	Money Market Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (4)	1.75%	1.75%	1.75%
Variable Account Charge (5)	1.50%	1.50%	1.50%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.35%
Other Expenses (10)	0.05%	0.35%	0.41%
Acquired Fund Fees and Expenses (11)	0.68%	0.93%	0.30%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Income for Life Conservative (13)	2.15%	N/A	2.15%
Income for Life Moderate (13)	2.50%	N/A	2.50%
Principal Protection 15 (14)	1.95%	N/A	1.95%
Principal Protection 13 (14)	2.35%	N/A	2.35%
Maximum Annual Expenses (15)	5.73%	3.78%	5.61%

UNIVERSAL VIA w/ Liquidity Rider (L share) – Contracts issued on or after April 1, 2021

	Growth Portfolio	Moderate Growth Portfolio	Moderate Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (4)	1.75%	1.75%	1.75%
Variable Account Charge (5)	1.50%	1.50%	1.50%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.45%
Other Expenses (10)	0.10%	0.07%	0.01%
Acquired Fund Fees and Expenses (11)	0.89%	0.82%	0.73%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Maximum Annual Expenses (16)	3.49%	3.39%	3.24%

	Conservative Portfolio	International Growth Portfolio	Money Market Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (4)	1.75%	1.75%	1.75%
Variable Account Charge (5)	1.50%	1.50%	1.50%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.35%
Other Expenses (10)	0.05%	0.35%	0.41%
Acquired Fund Fees and Expenses (11)	0.68%	0.93%	0.30%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Maximum Annual Expenses (16)	3.23%	3.78%	3.11%

UNIVERSAL VIA SELECT (C Share) – Contracts issued prior to April 1, 2021

	Growth Portfolio	Moderate Growth Portfolio	Moderate Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (6)	1.95%	1.95%	1.95%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.45%
Other Expenses (10)	0.10%	0.07%	0.01%
Acquired Fund Fees and Expenses (11)	0.89%	0.82%	0.73%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Income for Life Conservative (13)	N/A	N/A	2.15%
Income for Life Moderate (13)	N/A	N/A	2.50%
Principal Protection 15 (14)	N/A	N/A	1.95%
Principal Protection 13 (14)	N/A	N/A	2.35%
Maximum Annual Expenses (15)	3.69%	3.59%	5.94%

	Conservative Portfolio	International Growth Portfolio	Money Market Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (6)	1.95%	1.95%	1.95%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.35%
Other Expenses (10)	0.05%	0.35%	0.41%
Acquired Fund Fees and Expenses (11)	0.68%	0.93%	0.30%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Income for Life Conservative (13)	2.15%	N/A	2.15%
Income for Life Moderate (13)	2.50%	N/A	2.50%
Principal Protection 15 (14)	1.95%	N/A	1.95%
Principal Protection 13 (14)	2.35%	N/A	2.35%
Maximum Annual Expenses (15)	5.93%	3.98%	5.81%

UNIVERSAL VIA SELECT (C Share) – Contracts issued on or after April 1, 2021

	Growth Portfolio	Moderate Growth Portfolio	Moderate Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (6)	1.95%	1.95%	1.95%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.45%
Other Expenses (10)	0.10%	0.07%	0.01%
Acquired Fund Fees and Expenses (11)	0.89%	0.82%	0.73%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Maximum Annual Expenses (16)	3.69%	5.59%	3.44%

	Conservative Portfolio	International Growth Portfolio	Money Market Portfolio
Maximum Annual Contract Maintenance Charge (1)	$50	$50	$50

Annual Expenses (as a percentage of average net assets)
Variable Account Charge (6)	1.95%	1.95%	1.95%
Puerto Rico Tax Charge (7)	0.10%	0.10%	0.10%
Management Fees (8) and Portfolio Construction Manager Fees (9)	0.45%	0.45%	0.35%
Other Expenses (10)	0.05%	0.35%	0.41%
Acquired Fund Fees and Expenses (11)	0.68%	0.93%	0.30%
Enhanced Death Benefit (Optional Benefit) (12)	0.20%	0.20%	0.20%
Maximum Annual Expenses (16)	3.43%	3.98%	3.31%

(1)	The Contract Maintenance Charge is deducted annually from all Contracts containing less than $100,000 on each Contract Anniversary. This charge is permanently waived for any Contract valued at $100,000 or more on any Contract Anniversary.
(2)	The B share variable account charge of 1.40% is charged on a daily basis at the annualized rate noted above for all contracts sold after November 1st, 2011.
(3)	The B share variable account charge of 1.65% is charged on a daily basis at the annualized rate noted above for contracts sold prior to November 1st, 2011.
(4)	The L share variable account charge of 1.75% is charged on a daily basis at the annualized rate noted above for all contracts sold after May 13th, 2013 and for contracts sold prior to November 1st, 2011.
(5)	The L share variable account charge of 1.50% is charged on a daily basis at the annualized rate noted above for contracts sold from November 1st, 2011 to July 31st, 2013.

(6)	The C share variable account charge of 1.95% is charged on a daily basis at the annualized rate noted above for all contracts.

(7)	Puerto Rico Tax Charge which will be deducted on an annual basis from each Sub-Account and will equal 0.10% of the net asset value of each Sub-Account as of December 31 of each calendar year.
(8)	Universal Financial Services receives compensation, calculated daily and paid monthly, from the fund at the indicated annual rate, expressed as a specified percentage of the portfolio’s average daily net assets.
(9)	The Portfolio Construction Manager receives monthly compensation from the investment adviser at the annual rate of a specified percentage of the portfolio’s average daily net assets. The Portfolio Construction Manager Fees do not apply to the Money Market Portfolio.
(10)	“Other Expenses” is based on estimated amounts for the current fiscal year.
(11)	Each Sub-Account also bears, indirectly, its pro rata share of the expenses of the underlying funds in which it invests as reflected under “Acquired Fund Fees and Expenses.”

(12)	Enhanced Death Benefit Option – Available at issue for an additional charge, a new stepped-up death benefit will be determined on each Contract Anniversary before the Owner’s 86th birthday. The benefit will be payable when the Owner dies before the Annuitization Date. This optional benefit must be elected at the time of application and once elected, optional benefits may not be removed from the Contract. The Enhanced Death Benefit charge is assessed daily as a percentage of the average daily variable account value.
(13)	This rider is no longer available as of April 1, 2021. For the Income for Life rider, the annual charge is a percentage of the Total Withdrawal Base on rider anniversary. This rider cannot be elected with any other living benefit rider. The current charges are 1.15% for the Conservative option and 1.50% for the Moderate option; the Company reserves the right to increase the charge by 1.00%, to 2.15% and 2.50% respectively, as shown in the table.
(14)	This rider is no longer available as of April 1, 2021. For the Principal Protection rider, the annual charge is a percentage of the Guaranteed Future Value on rider anniversary. This cannot be elected with any other living benefit rider. The current charges are 0.95% for the Principal Protection 15 option and 1.35% for the Principal Protection 13 option; the Company reserves the right to increase the charge by 1.00%, to 1.95% and 2.35% respectively, as shown in the table.
(15)	The Maximum Annual Expenses represent the most expensive version of the Contract available prior to April 1, 2021.
(16)	The Maximum Annual Expenses represent the most expensive version of the Contract available on or after April 1, 2021.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and the fees and expenses of the underlying funds and are based on a sample Contract with the maximum possible fees.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract includes the maximum charges for an optional Death Benefit (Enhanced Death Benefit), and the maximum charge for a living benefit rider (Income for Life Moderate – no longer available for purchase). If these optional benefits were not elected, the expense figures shown below would be lower. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the underlying funds. This Example assumes no subsequent premiums or withdrawals.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

UNIVERSAL VIA (B Share at 1.40%)

GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,167	$1,819	$2,395	$3,948
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$367	$1,119	$1,895	$3,948

MODERATE GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,157	$1,789	$2,346	$3,855
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$357	$1,089	$1,846	$3,855

MODERATE PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,142	$1,745	$2,273	$3,714
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$342	$1,045	$1,773	$3,714

MODERATE PORTFOLIO with Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,405	$2,572	$3,724	$7,016
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$605	$1,872	$3,224	$7,016

CONSERVATIVE PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,141	$1,742	$2,268	$3,704
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$341	$1,042	$1,768	$3,704

CONSERVATIVE PORTFOLIO with Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,404	$2,569	$3,719	$7,006
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$604	$1,869	$3,219	$7,006

INTERNATIONAL GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,196	$1,903	$2,534	$4,212
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$396	$1,203	$2,034	$4,212

MONEY MARKET PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,129	$1,706	$2,209	$3,590
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$329	$1,006	$1,709	$3,590

MONEY MARKET PORTFOLIO With Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,392	$2,534	$3,660	$6,891
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$592	$1,834	$3,160	$6,891

UNIVERSAL VIA (B Share at 1.65%)

GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,192	$1,892	$2,515	$4,176
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$392	$1,192	$2,015	$4,176

MODERATE GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,182	$1,863	$2,467	$4,085
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$382	$1,163	$1,967	$4,085

MODERATE PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,167	$1,819	$2,395	$3,948
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$367	$1,119	$1,895	$3,948

MODERATE PORTFOLIO with Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,429	$2,646	$3,845	$7,250
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$629	$1,946	$3,345	$7,250

CONSERVATIVE PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,166	$1,816	$2,390	$3,939
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$366	$1,116	$1,890	$3,939

CONSERVATIVE PORTFOLIO with Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,392	$2,527	$3,637	$6,778
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$592	$1,827	$3,137	$6,778

INTERNATIONAL GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,220	$1,976	$2,652	$4,432
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$420	$1,276	$2,152	$4,432

MONEY MARKET PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,154	$1,780	$2,332	$3,827
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$354	$1,080	$1,832	$3,827

MONEY MARKET PORTFOLIO With Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,380	$2,492	$3,579	$6,667
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$580	$1,792	$3,079	$6,667

UNIVERSAL VIA w/ Liquidity Rider (L share)

GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,202	$1,921	$2,062	$4,265
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$402	$1,221	$2,062	$4,265

MODERATE GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,192	$1,892	$2,015	$4,176
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$392	$1,192	$2,015	$4,176

MODERATE PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,177	$1,848	$1,943	$4,040
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$377	$1,148	$1,943	$4,040

MODERATE PORTFOLIO with Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,439	$2,675	$3,393	$7,342
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$639	$1,975	$3,393	$7,342

CONSERVATIVE PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,176	$1,845	$1,938	$4,031
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$376	$1,145	$1,938	$4,031

CONSERVATIVE PORTFOLIO with Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,438	$2,673	$3,388	$7,332
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$638	$1,973	$3,388	$7,332

INTERNATIONAL GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,230	$2,005	$2,198	$4,519
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$430	$1,305	$2,198	$4,519

MONEY MARKET PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,164	$1,810	$1,880	$3,920
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$364	$1,110	$1,880	$3,920

MONEY MARKET PORTFOLIO With Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$1,426	$2,637	$3,331	$7,222
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$626	$1,937	$3,331	$7,222

UNIVERSAL VIA SELECT (C Share)

GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$421	$1,279	$2,156	$4,441
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$421	$1,279	$2,156	$4,441

MODERATE GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$412	$1,250	$2,109	$4,354
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$412	$1,250	$2,109	$4,354

MODERATE PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$397	$1,206	$2,038	$4,221
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$397	$1,206	$2,038	$4,221

MODERATE PORTFOLIO with Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$659	$2,034	$3,489	$7,522
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$659	$2,034	$3,489	$7,522

CONSERVATIVE PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$396	$1,203	$2,034	$4,212
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$396	$1,203	$2,034	$4,212

CONSERVATIVE PORTFOLIO with Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$658	$2,031	$3,484	$7,513
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$658	$2,031	$3,484	$7,513

INTERNATIONAL GROWTH PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$450	$1,362	$2,291	$4,689
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$450	$1,362	$2,291	$4,689

MONEY MARKET PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$384	$1,168	$1,976	$4,104
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$384	$1,168	$1,976	$4,104

MONEY MARKET PORTFOLIO With Optional Rider	1 YEAR	3 YEARS	5 YEARS	10 YEARS
If you surrender your Contract at the end of the applicable time period: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$646	$1,996	$3,427	$7,405
If you do not surrender your Contract: You would pay the following expenses on a $10,000 investment, assuming 5% annual return on assets:	$646	$1,996	$3,427	$7,405

Condensed Financial Information

Universal Life Insurance Company

Condensed Financial information for Separate Account

*In the following tables, the values for the Years Ended Dec 31st, 2019 and 2020 have been audited; the values for all other years are unaudited.

	Universal VIA Conservative Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	0.18
Net realized and unrealized gains (losses) on securities	(0.28)	0.55	(1.44)	0.47	0.29	(0.37)	0.26	0.75	0.73	(0.21)
Net increase (decrease) in accumulation unit value	0.44	1.37	(0.77)	1.01	0.45	(0.22)	0.33	0.79	0.70	(0.03)
Accumulation unit value at beginning of year	14.11	12.74	13.51	12.50	12.05	12.27	11.94	11.15	10.45	10.48
Accumulation unit value at end of year	14.55	14.11	12.74	13.51	12.50	12.05	12.27	11.94	11.15	10.45
Total return	3.12	10.75	(5.70)	8.08	3.73	(1.79)	2.76	7.09	6.70	(0.29)
Net assets, end of year (000’s)	51,068	51,533	51,492	58,015	55,872	49,617	38,541	17,979	6,096	1,044
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	2.40
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	2.08
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	12.80
Number of accumulation units outstanding at end of period (000’s)	3,509	3,652	4,041	4,294	4,467	4,117	3,139	1,505	547	100

	Universal VIA Conservative Allocation, B Share, M&E 1.40%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	-
Net realized and unrealized gains (losses) on securities	(0.32)	0.49	(1.45)	0.42	0.26	(0.40)	0.23	0.72	0.28	-
Net increase (decrease) in accumulation unit value	0.40	1.31	(0.78)	0.96	0.42	(0.25)	0.30	0.76	0.25	-
Accumulation unit value at beginning of year	13.70	12.39	13.17	12.21	11.79	12.04	11.74	10.98	10.73	-
Accumulation unit value at end of year	14.10	13.70	12.39	13.17	12.21	11.79	12.04	11.74	10.98	-
Total return	2.92	10.57	(5.92)	7.86	3.56	(2.08)	2.56	6.92	2.33	-
Net assets, end of year (000’s)	3,574	4,664	4,302	3,945	3,867	3,303	3,367	3,288	1,015	-
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	-
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	-
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	-
Number of accumulation units outstanding at end of period (000’s)	253	340	347	299	317	280	280	280	92	-

	Universal VIA Conservative Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	0.18
Net realized and unrealized gains (losses) on securities	(0.32)	0.51	(1.47)	0.43	0.27	(0.41)	0.23	0.74	0.71	(0.19)
Net increase (decrease) in accumulation unit value	0.40	1.33	(0.80)	0.97	0.43	(0.26)	0.30	0.78	0.68	(0.01)
Accumulation unit value at beginning of year	14.02	12.69	13.49	12.52	12.09	12.35	12.05	11.27	10.59	10.60
Accumulation unit value at end of year	14.42	14.02	12.69	13.49	12.52	12.09	12.35	12.05	11.27	10.59
Total return	2.85	10.48	(5.93)	7.75	3.56	(2.11)	2.49	6.92	6.42	(0.09)
Net assets, end of year (000’s)	6,474	8,053	9,669	12,667	14,389	15,292	17,102	18,897	20,786	17,689
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	2.40
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	2.08
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	12.80
Number of accumulation units outstanding at end of period (000’s)	449	574	762	939	1,149	1,264	1,384	1,568	1,843	1,669

	Universal VIA Conservative Allocation, B Share, M&E 1.65%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	0.18
Net realized and unrealized gains (losses) on securities	(0.36)	0.40	(1.45)	0.36	0.22	(0.42)	0.20	0.67	0.66	(0.21)
Net increase (decrease) in accumulation unit value	0.36	1.22	(0.78)	0.90	0.38	(0.27)	0.27	0.71	0.63	(0.03)
Accumulation unit value at beginning of year	13.20	11.98	12.76	11.86	11.48	11.75	11.48	10.77	10.14	10.17
Accumulation unit value at end of year	13.56	13.20	11.98	12.76	11.86	11.48	11.75	11.48	10.77	10.14
Total return	2.73	10.18	(6.11)	7.59	3.31	(2.30)	2.35	6.59	6.21	(0.29)
Net assets, end of year (000’s)	846	1,189	2,048	3,515	3,607	4,074	3,718	4,705	4,645	3,536
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	2.40
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	2.08
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	12.80
Number of accumulation units outstanding at end of period (000’s)	62	90	171	275	304	355	316	410	431	349

	Universal VIA Conservative Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	0.18
Net realized and unrealized gains (losses) on securities	(0.38)	0.38	(1.45)	0.33	0.20	(0.43)	0.19	0.65	0.65	(0.14)
Net increase (decrease) in accumulation unit value	0.34	1.20	(0.78)	0.87	0.36	(0.28)	0.26	0.69	0.62	0.04
Accumulation unit value at beginning of year	13.01	11.81	12.59	11.72	11.36	11.64	11.38	10.69	10.07	10.03
Accumulation unit value at end of year	13.35	13.01	11.81	12.59	11.72	11.36	11.64	11.38	10.69	10.07
Total return	2.61	10.16	(6.20)	7.42	3.17	(2.41)	2.28	6.45	6.16	0.40
Net assets, end of year (000’s)	2,589	6,587	6,884	9,612	19,525	14,471	8,306	8,564	3,275	40
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	2.40
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	2.08
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	12.80
Number of accumulation units outstanding at end of period (000’s)	194	506	583	763	1,665	1,274	714	752	306	4

	Universal VIA Conservative Allocation, C Share, M&E 1.95%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	0.18
Net realized and unrealized gains (losses) on securities	(0.42)	0.32	(1.46)	0.29	0.17	(0.44)	0.15	0.63	0.61	(0.16)
Net increase (decrease) in accumulation unit value	0.30	1.14	(0.79)	0.83	0.33	(0.29)	0.22	0.67	0.58	0.02
Accumulation unit value at beginning of year	12.63	11.49	12.28	11.45	11.12	11.41	11.19	10.52	9.94	9.92
Accumulation unit value at end of year	12.93	12.63	11.49	12.28	11.45	11.12	11.41	11.19	10.52	9.94
Total return	2.38	9.92	(6.43)	7.25	2.97	(2.54)	1.97	6.37	5.84	0.20
Net assets, end of year (000’s)	1,137	1,125	682	655	677	907	815	750	632	209
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	2.40
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	2.08
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	12.80
Number of accumulation units outstanding at end of period (000’s)	88	89	59	53	59	82	71	67	60	21

	Universal VIA Conservative Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	0.18
Net realized and unrealized gains (losses) on securities	(0.30)	0.52	(1.45)	0.44	0.28	(0.38)	0.24	0.74	0.71	(0.19)
Net increase (decrease) in accumulation unit value	0.42	1.34	(0.78)	0.98	0.44	(0.23)	0.31	0.78	0.68	(0.01)
Accumulation unit value at beginning of year	13.90	12.56	13.34	12.36	11.92	12.15	11.84	11.06	10.38	10.39
Accumulation unit value at end of year	14.32	13.90	12.56	13.34	12.36	11.92	12.15	11.84	11.06	10.38
Total return	3.02	10.67	(5.85)	7.93	3.69	(1.89)	2.62	7.05	6.55	(0.10)
Net assets, end of year (000’s)	5,184	6,753	7,507	9,708	10,448	10,835	11,506	11,877	8,341	599
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	2.40
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	2.08
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	12.80
Number of accumulation units outstanding at end of period (000’s)	362	486	597	728	845	909	946	1,003	754	58

	Universal VIA Conservative Allocation, L Share, M&E 1.50%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	0.18
Net realized and unrealized gains (losses) on securities	(0.34)	0.45	(1.44)	0.39	0.24	(0.40)	0.22	0.70	0.68	(0.08)
Net increase (decrease) in accumulation unit value	0.38	1.27	(0.77)	0.93	0.40	(0.25)	0.29	0.74	0.65	0.10
Accumulation unit value at beginning of year	13.50	12.23	13.00	12.07	11.67	11.92	11.63	10.89	10.24	10.14
Accumulation unit value at end of year	13.88	13.50	12.23	13.00	12.07	11.67	11.92	11.63	10.89	10.24
Total return	2.81	10.38	(5.92)	7.71	3.43	(2.10)	2.49	6.80	6.35	0.99
Net assets, end of year (000’s)	952	1,121	1,101	1,307	1,662	3,621	4,450	4,385	3,168	278
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	2.40
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	2.08
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	12.80
Number of accumulation units outstanding at end of period (000’s)	69	83	90	100	138	310	373	377	291	27

	Universal VIA Conservative Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	0.18
Net realized and unrealized gains (losses) on securities	(0.35)	0.44	(1.45)	0.38	0.24	(0.41)	0.21	0.69	0.67	(0.19)
Net increase (decrease) in accumulation unit value	0.37	1.26	(0.78)	0.92	0.40	(0.26)	0.28	0.73	0.64	(0.01)
Accumulation unit value at beginning of year	13.40	12.14	12.92	12.00	11.60	11.86	11.58	10.85	10.21	10.22
Accumulation unit value at end of year	13.77	13.40	12.14	12.92	12.00	11.60	11.86	11.58	10.85	10.21
Total return	2.76	10.38	(6.04)	7.67	3.45	(2.19)	2.42	6.73	6.27	(0.10)
Net assets, end of year (000’s)	14,516	15,064	17,530	26,721	30,780	27,915	30,018	20,543	17,647	16,976
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	2.40
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	2.08
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	12.80
Number of accumulation units outstanding at end of period (000’s)	1,054	1,124	1,443	2,068	2,564	2,405	2,529	1,773	1,625	1,663

	Universal VIA Conservative Allocation, L Share, M&E 1.75%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.72	0.82	0.67	0.54	0.16	0.15	0.07	0.04	(0.03)	0.18
Net realized and unrealized gains (losses) on securities	(0.38)	0.38	(1.45)	0.33	0.20	(0.43)	0.19	0.65	0.65	(0.22)
Net increase (decrease) in accumulation unit value	0.34	1.20	(0.78)	0.87	0.36	(0.28)	0.26	0.69	0.62	(0.04)
Accumulation unit value at beginning of year	13.01	11.81	12.59	11.72	11.36	11.64	11.38	10.69	10.07	10.11
Accumulation unit value at end of year	13.35	13.01	11.81	12.59	11.72	11.36	11.64	11.38	10.69	10.07
Total return	2.61	10.16	(6.20)	7.42	3.17	(2.41)	2.28	6.45	6.16	(0.40)
Net assets, end of year (000’s)	2,797	2,074	2,438	3,258	3,366	3,367	5,088	4,641	3,756	4,255
Expenses to average net assets(b)	2.07	2.07	2.07	2.09	2.11	2.13	2.15	2.13	2.16	2.40
Net investment loss to average net assets	2.65	2.41	2.52	2.03	3.99	2.88	4.84	3.50	3.28	2.08
Portfolio turnover rate	6.51	3.68	3.80	4.66	16.04	18.20	18.47	20.19	11.96	12.80
Number of accumulation units outstanding at end of period (000’s)	210	159	206	259	287	296	437	407	351	422

	Universal VIA Moderate Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.37	1.20	(1.54)	1.16	0.41	(0.36)	0.41	1.29	0.76	(0.04)
Net increase (decrease) in accumulation unit value	0.93	1.75	(1.07)	1.43	0.62	(0.24)	0.39	1.29	0.79	0.01
Accumulation unit value at beginning of year	14.94	13.19	14.26	12.83	12.21	12.45	12.06	10.77	9.98	9.97
Accumulation unit value at end of year	15.87	14.94	13.19	14.26	12.83	12.21	12.45	12.06	10.77	9.98
Total return	6.22	13.27	(7.50)	11.15	5.08	(1.93)	3.23	11.98	7.92	0.10
Net assets, end of year (000’s)	181,575	186,091	168,570	182,877	154,732	130,628	96,744	36,078	13,633	2,201
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	11,438	12,448	12,773	12,816	12,052	10,690	7,770	2,991	1,265	220

	Universal VIA Moderate Allocation, B Share, M&E 1.40%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.31	1.12	(1.54)	1.10	0.37	(0.37)	0.38	1.24	0.73	(0.14)
Net increase (decrease) in accumulation unit value	0.87	1.67	(1.07)	1.37	0.58	(0.25)	0.36	1.24	0.76	(0.09)
Accumulation unit value at beginning of year	14.51	12.84	13.91	12.54	11.96	12.21	11.85	10.61	9.85	9.94
Accumulation unit value at end of year	15.38	14.51	12.84	13.91	12.54	11.96	12.21	11.85	10.61	9.85
Total return	6.00	13.01	(7.69)	10.93	4.85	(2.05)	3.04	11.69	7.72	(0.91)
Net assets, end of year (000’s)	22,480	23,070	20,444	24,120	21,475	24,385	23,837	17,832	11,560	482
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	1,461	1,589	1,592	1,734	1,712	2,039	1,952	1,504	1,089	49

	Universal VIA Moderate Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.32	1.16	(1.58)	1.13	0.38	(0.38)	0.38	1.27	0.74	(0.21)
Net increase (decrease) in accumulation unit value	0.88	1.71	(1.11)	1.40	0.59	(0.26)	0.36	1.27	0.77	(0.16)
Accumulation unit value at beginning of year	14.85	13.14	14.25	12.85	12.26	12.52	12.16	10.89	10.12	10.28
Accumulation unit value at end of year	15.73	14.85	13.14	14.25	12.85	12.26	12.52	12.16	10.89	10.12
Total return	5.93	13.01	(7.79)	10.89	4.81	(2.08)	2.96	11.66	7.61	(1.56)
Net assets, end of year (000’s)	20,391	21,141	22,158	32,604	30,121	31,103	33,569	35,330	32,450	34,302
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	1,296	1,423	1,685	2,288	2,343	2,536	2,679	2,904	2,977	3,387

	Universal VIA Moderate Allocation, B Share, M&E 1.65%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.26	1.09	(1.57)	1.07	0.34	(0.40)	0.35	1.23	0.72	(0.23)
Net increase (decrease) in accumulation unit value	0.82	1.64	(1.10)	1.34	0.55	(0.28)	0.33	1.23	0.75	(0.18)
Accumulation unit value at beginning of year	14.48	12.84	13.94	12.60	12.05	12.33	12.00	10.77	10.02	10.20
Accumulation unit value at end of year	15.30	14.48	12.84	13.94	12.60	12.05	12.33	12.00	10.77	10.02
Total return	5.66	12.77	(7.89)	10.63	4.56	(2.27)	2.75	11.42	7.49	(1.76)
Net assets, end of year (000’s)	4,807	8,817	9,496	12,534	12,112	11,703	13,108	9,998	9,410	9,075
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	314	609	740	899	961	971	1,063	833	874	905

	Universal VIA Moderate Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.22	1.00	(1.54)	1.00	0.30	(0.40)	0.33	1.17	0.67	0.02
Net increase (decrease) in accumulation unit value	0.78	1.55	(1.07)	1.27	0.51	(0.28)	0.31	1.17	0.70	0.07
Accumulation unit value at beginning of year	13.78	12.23	13.30	12.03	11.52	11.80	11.49	10.32	9.62	9.55
Accumulation unit value at end of year	14.56	13.78	12.23	13.30	12.03	11.52	11.80	11.49	10.32	9.62
Total return	5.66	12.67	(8.05)	10.56	4.43	(2.37)	2.70	11.34	7.28	0.73
Net assets, end of year (000’s)	4,917	4,967	5,405	7,853	7,483	13,136	10,575	5,632	2,028	185
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	338	360	442	590	622	1,140	896	490	196	19

	Universal VIA Moderate Allocation, C Share, M&E 1.95%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.17	0.93	(1.54)	0.95	0.27	(0.42)	0.30	1.12	0.65	(0.04)
Net increase (decrease) in accumulation unit value	0.73	1.48	(1.07)	1.22	0.48	(0.30)	0.28	1.12	0.68	0.01
Accumulation unit value at beginning of year	13.38	11.90	12.97	11.75	11.27	11.57	11.29	10.17	9.49	9.48
Accumulation unit value at end of year	14.11	13.38	11.90	12.97	11.75	11.27	11.57	11.29	10.17	9.49
Total return	5.46	12.44	(8.25)	10.38	4.26	(2.59)	2.48	11.01	7.17	0.11
Net assets, end of year (000’s)	814	760	667	820	748	805	779	537	331	40
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	58	57	56	63	64	71	67	48	33	4

	Universal VIA Moderate Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.33	1.17	(1.54)	1.13	0.39	(0.37)	0.40	1.26	0.74	(0.04)
Net increase (decrease) in accumulation unit value	0.89	1.72	(1.07)	1.40	0.60	(0.25)	0.38	1.26	0.77	0.01
Accumulation unit value at beginning of year	14.73	13.01	14.08	12.68	12.08	12.33	11.95	10.69	9.92	9.91
Accumulation unit value at end of year	15.62	14.73	13.01	14.08	12.68	12.08	12.33	11.95	10.69	9.92
Total return	6.04	13.22	(7.60)	11.04	4.97	(2.03)	3.18	11.79	7.76	0.10
Net assets, end of year (000’s)	18,264	20,141	20,231	27,391	27,780	29,811	30,208	27,391	11,332	2,362
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	1,169	1,367	1,554	1,944	2,189	2,466	2,450	2,291	1,060	238

	Universal VIA Moderate Allocation, L Share, M&E 1.50%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.28	1.09	(1.54)	1.07	0.35	(0.38)	0.36	1.22	0.71	0.02
Net increase (decrease) in accumulation unit value	0.84	1.64	(1.07)	1.34	0.56	(0.26)	0.34	1.22	0.74	0.07
Accumulation unit value at beginning of year	14.30	12.66	13.73	12.39	11.83	12.09	11.75	10.53	9.79	9.72
Accumulation unit value at end of year	15.14	14.30	12.66	13.73	12.39	11.83	12.09	11.75	10.53	9.79
Total return	5.87	12.95	(7.79)	10.82	4.73	(2.15)	2.89	11.59	7.56	0.72
Net assets, end of year (000’s)	3,173	3,321	3,248	5,033	5,243	6,953	6,862	6,563	4,622	507
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	209	232	256	366	423	588	567	558	439	52

	Universal VIA Moderate Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.26	1.08	(1.54)	1.05	0.34	(0.38)	0.36	1.21	0.70	(0.22)
Net increase (decrease) in accumulation unit value	0.82	1.63	(1.07)	1.32	0.55	(0.26)	0.34	1.21	0.73	(0.17)
Accumulation unit value at beginning of year	14.20	12.57	13.64	12.32	11.77	12.03	11.69	10.48	9.75	9.92
Accumulation unit value at end of year	15.02	14.20	12.57	13.64	12.32	11.77	12.03	11.69	10.48	9.75
Total return	5.77	12.97	(7.84)	10.71	4.67	(2.16)	2.91	11.55	7.49	(1.71)
Net assets, end of year (000’s)	49,916	57,706	64,305	83,171	76,948	76,026	64,351	35,109	20,135	18,316
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	3,322	4,064	5,112	6,094	6,244	6,459	5,347	3,001	1,919	1,877

	Universal VIA Moderate Allocation, L Share, M&E 1.75%, Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.56	0.55	0.47	0.27	0.21	0.12	(0.02)	(0.00)	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.22	1.00	(1.54)	1.00	0.30	(0.40)	0.33	1.17	0.67	(0.23)
Net increase (decrease) in accumulation unit value	0.78	1.55	(1.07)	1.27	0.51	(0.28)	0.31	1.17	0.70	(0.18)
Accumulation unit value at beginning of year	13.78	12.23	13.30	12.03	11.52	11.80	11.49	10.32	9.62	9.80
Accumulation unit value at end of year	14.56	13.78	12.23	13.30	12.03	11.52	11.80	11.49	10.32	9.62
Total return	5.66	12.67	(8.05)	10.56	4.43	(2.37)	2.70	11.34	7.28	(1.84)
Net assets, end of year (000’s)	8,096	9,709	9,566	13,425	12,973	14,868	14,684	10,910	8,868	8,233
Expenses to average net assets(b)	2.01	2.02	2.03	2.04	2.04	2.08	2.10	2.14	2.24	2.32
Net investment loss to average net assets	2.82	3.34	3.76	3.58	5.49	3.92	6.94	4.23	3.47	2.48
Portfolio turnover rate	2.68	4.32	4.77	6.68	9.93	9.14	9.71	13.21	13.78	7.79
Number of accumulation units outstanding at end of period (000’s)	556	704	782	1,009	1,078	1,290	1,244	949	859	855

	Universal VIA Growth Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	(0.02)
Net realized and unrealized gains (losses) on securities	2.76	2.33	(2.19)	2.27	0.70	(0.25)	0.32	2.32	0.82	0.21
Net increase (decrease) in accumulation unit value	2.77	2.64	(2.00)	2.39	0.87	(0.23)	0.34	2.39	0.86	0.19
Accumulation unit value at beginning of year	15.42	12.78	14.78	12.39	11.52	11.75	11.41	9.02	8.16	7.97
Accumulation unit value at end of year	18.19	15.42	12.78	14.78	12.39	11.52	11.75	11.41	9.02	8.16
Total return	17.96	20.66	(13.53)	19.29	7.55	(1.96)	2.98	26.50	10.54	2.38
Net assets, end of year (000’s)	13,639	11,559	9,226	9,607	7,093	5,869	4,002	1,513	429	89
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	2.64
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	2.38
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	12.98
Number of accumulation units outstanding at end of period (000’s)	749	749	721	650	572	509	341	133	48	11

	Universal VIA Growth Allocation, B Share, M&E 1.40% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	(0.02)
Net realized and unrealized gains (losses) on securities	2.65	2.22	(2.16)	2.19	0.65	(0.26)	0.29	2.26	0.79	0.21
Net increase (decrease) in accumulation unit value	2.66	2.53	(1.97)	2.31	0.82	(0.24)	0.31	2.33	0.83	0.19
Accumulation unit value at beginning of year	14.97	12.44	14.41	12.10	11.28	11.52	11.21	8.88	8.05	7.86
Accumulation unit value at end of year	17.63	14.97	12.44	14.41	12.10	11.28	11.52	11.21	8.88	8.05
Total return	17.77	20.34	(13.67)	19.09	7.27	(2.08)	2.77	26.24	10.31	2.42
Net assets, end of year (000’s)	1,617	1,446	1,199	1,370	956	842	853	760	251	10
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	2.64
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	2.38
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	12.98
Number of accumulation units outstanding at end of period (000’s)	92	97	96	95	79	75	74	68	28	1

	Universal VIA Growth Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	(0.02)
Net realized and unrealized gains (losses) on securities	2.71	2.27	(2.21)	2.24	0.67	(0.28)	0.29	2.32	0.80	(0.59)
Net increase (decrease) in accumulation unit value	2.72	2.58	(2.02)	2.36	0.84	(0.26)	0.31	2.39	0.84	(0.61)
Accumulation unit value at beginning of year	15.32	12.74	14.76	12.40	11.56	11.82	11.51	9.12	8.28	8.89
Accumulation unit value at end of year	18.04	15.32	12.74	14.76	12.40	11.56	11.82	11.51	9.12	8.28
Total return	17.75	20.25	(13.69)	19.03	7.27	(2.20)	2.69	26.21	10.14	(6.86)
Net assets, end of year (000’s)	4,059	3,815	3,686	4,850	4,137	4,434	4,742	5,312	4,427	4,600
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	2.64
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	2.38
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	12.98
Number of accumulation units outstanding at end of period (000’s)	225	249	289	328	333	383	401	461	485	555

	Universal VIA Growth Allocation, B Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	(0.02)
Net realized and unrealized gains (losses) on securities	2.60	2.18	(2.20)	2.17	0.63	(0.30)	0.27	2.26	0.78	(0.61)
Net increase (decrease) in accumulation unit value	2.61	2.49	(2.01)	2.29	0.80	(0.28)	0.29	2.33	0.82	(0.63)
Accumulation unit value at beginning of year	14.93	12.44	14.45	12.16	11.36	11.64	11.35	9.02	8.20	8.83
Accumulation unit value at end of year	17.54	14.93	12.44	14.45	12.16	11.36	11.64	11.35	9.02	8.20
Total return	17.48	20.02	(13.91)	18.83	7.04	(2.41)	2.56	25.83	10.00	(7.13)
Net assets, end of year (000’s)	1,655	1,373	1,143	2,652	2,803	2,946	3,481	3,635	3,746	3,738
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	2.64
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	2.38
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	12.98
Number of accumulation units outstanding at end of period (000’s)	94	92	92	184	230	259	299	320	415	456

	Universal VIA Growth Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	(0.02)
Net realized and unrealized gains (losses) on securities	2.46	2.05	(2.11)	2.04	0.59	(0.30)	0.25	2.15	0.74	0.11
Net increase (decrease) in accumulation unit value	2.47	2.36	(1.92)	2.16	0.76	(0.28)	0.27	2.22	0.78	0.09
Accumulation unit value at beginning of year	14.22	11.86	13.78	11.62	10.86	11.14	10.87	8.65	7.87	7.78
Accumulation unit value at end of year	16.69	14.22	11.86	13.78	11.62	10.86	11.14	10.87	8.65	7.87
Total return	17.37	19.90	(13.93)	18.59	7.00	(2.51)	2.48	25.66	9.91	1.16
Net assets, end of year (000’s)	5,206	768	1,482	1,807	607	713	813	482	38	24
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	2.64
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	2.38
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	12.98
Number of accumulation units outstanding at end of period (000’s)	312	54	125	131	52	66	73	44	4	3

	Universal VIA Growth Allocation, C Share, M&E 1.95% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	-
Net realized and unrealized gains (losses) on securities	2.35	1.97	(2.10)	1.97	0.55	(0.31)	0.21	2.11	0.19	-
Net increase (decrease) in accumulation unit value	2.36	2.28	(1.91)	2.09	0.72	(0.29)	0.23	2.18	0.23	-
Accumulation unit value at beginning of year	13.81	11.53	13.44	11.35	10.63	10.92	10.69	8.51	8.28	-
Accumulation unit value at end of year	16.17	13.81	11.53	13.44	11.35	10.63	10.92	10.69	8.51	-
Total return	17.09	19.77	(14.21)	18.41	6.77	(2.66)	2.15	25.62	2.78	-
Net assets, end of year (000’s)	44	29	24	27	20	15	11	10	5	-
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	-
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	-
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	-
Number of accumulation units outstanding at end of period (000’s)	3	2	2	2	2	1	1	1	1	-

	Universal VIA Growth Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	-
Net realized and unrealized gains (losses) on securities	2.71	2.27	(2.18)	2.24	0.67	(0.25)	0.30	2.29	0.12	-
Net increase (decrease) in accumulation unit value	2.72	2.58	(1.99)	2.36	0.84	(0.23)	0.32	2.36	0.16	-
Accumulation unit value at beginning of year	15.19	12.61	14.60	12.24	11.40	11.63	11.31	8.95	8.79	-
Accumulation unit value at end of year	17.91	15.19	12.61	14.60	12.24	11.40	11.63	11.31	8.95	-
Total return	17.91	20.46	(13.63)	19.28	7.37	(1.98)	2.83	26.37	1.82	-
Net assets, end of year (000’s)	777	678	641	646	519	692	859	739	456	-
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	-
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	-
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	-
Number of accumulation units outstanding at end of period (000’s)	43	45	51	44	42	61	74	65	51	-

	Universal VIA Growth Allocation, L Share, M&E 1.50% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	-
Net realized and unrealized gains (losses) on securities	2.60	2.17	(2.15)	2.15	0.63	(0.27)	0.28	2.23	0.84	-
Net increase (decrease) in accumulation unit value	2.61	2.48	(1.96)	2.27	0.80	(0.25)	0.30	2.30	0.88	-
Accumulation unit value at beginning of year	14.75	12.27	14.23	11.96	11.16	11.41	11.11	8.81	7.93	-
Accumulation unit value at end of year	17.36	14.75	12.27	14.23	11.96	11.16	11.41	11.11	8.81	-
Total return	17.69	20.21	(13.77)	18.98	7.17	(2.19)	2.70	26.11	11.10	-
Net assets, end of year (000’s)	124	106	88	102	82	76	73	100	44	-
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	-
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	-
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	-
Number of accumulation units outstanding at end of period (000’s)	7	7	7	7	7	7	6	9	5	-

	Universal VIA Growth Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	(0.02)
Net realized and unrealized gains (losses) on securities	2.56	2.16	(2.15)	2.13	0.62	(0.28)	0.28	2.21	0.77	(0.59)
Net increase (decrease) in accumulation unit value	2.57	2.47	(1.96)	2.25	0.79	(0.26)	0.30	2.28	0.81	(0.61)
Accumulation unit value at beginning of year	14.65	12.18	14.14	11.89	11.10	11.36	11.06	8.78	7.97	8.58
Accumulation unit value at end of year	17.22	14.65	12.18	14.14	11.89	11.10	11.36	11.06	8.78	7.97
Total return	17.54	20.28	(13.86)	18.92	7.12	(2.29)	2.71	25.97	10.16	(7.11)
Net assets, end of year (000’s)	10,214	8,329	7,099	8,584	7,115	7,038	5,349	5,725	4,464	3,922
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	2.64
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	2.38
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	12.98
Number of accumulation units outstanding at end of period (000’s)	593	568	582	607	598	634	471	517	508	492

	Universal VIA Growth Allocation, L Share, M&E 1.75% Enhanced Benefits
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.01	0.31	0.19	0.12	0.17	0.02	0.02	0.07	0.04	(0.02)
Net realized and unrealized gains (losses) on securities	2.46	2.05	(2.11)	2.04	0.59	(0.30)	0.25	2.15	0.74	(0.59)
Net increase (decrease) in accumulation unit value	2.47	2.36	(1.92)	2.16	0.76	(0.28)	0.27	2.22	0.78	(0.61)
Accumulation unit value at beginning of year	14.22	11.86	13.78	11.62	10.86	11.14	10.87	8.65	7.87	8.48
Accumulation unit value at end of year	16.69	14.22	11.86	13.78	11.62	10.86	11.14	10.87	8.65	7.87
Total return	17.37	19.90	(13.93)	18.59	7.00	(2.51)	2.48	25.66	9.91	(7.19)
Net assets, end of year (000’s)	1,068	895	750	1,047	876	1,328	1,335	1,250	1,002	911
Expenses to average net assets(b)	2.28	2.26	2.23	2.21	2.27	2.38	2.39	2.47	2.59	2.64
Net investment loss to average net assets	3.26	5.53	6.84	6.19	8.97	5.50	7.96	4.80	2.57	2.38
Portfolio turnover rate	7.66	6.23	9.19	5.65	11.92	13.05	17.45	19.70	13.63	12.98
Number of accumulation units outstanding at end of period (000’s)	64	63	63	76	75	122	120	115	116	116

	Universal VIA Moderate Growth Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	0.11
Net realized and unrealized gains (losses) on securities	2.02	1.71	(1.89)	1.63	0.54	(0.40)	0.39	1.76	0.77	0.09
Net increase (decrease) in accumulation unit value	2.39	2.15	(1.50)	1.85	0.74	(0.24)	0.40	1.83	0.89	0.20
Accumulation unit value at beginning of year	15.25	13.10	14.60	12.75	12.01	12.25	11.85	10.02	9.13	8.93
Accumulation unit value at end of year	17.64	15.25	13.10	14.60	12.75	12.01	12.25	11.85	10.02	9.13
Total return	15.67	16.41	(10.27)	14.51	6.16	(1.96)	3.38	18.26	9.75	2.24
Net assets, end of year (000’s)	34,410	29,802	25,168	27,777	21,864	17,818	13,844	3,715	1,264	89
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	2.51
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	2.38
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	14.13
Number of accumulation units outstanding at end of period (000’s)	1,950	1,954	1,920	1,902	1,714	1,483	1,130	313	126	10

	Universal VIA Moderate Growth Allocation, B Share, M&E 1.40% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	0.11
Net realized and unrealized gains (losses) on securities	1.92	1.62	(1.87)	1.55	0.50	(0.41)	0.35	1.72	0.73	0.08
Net increase (decrease) in accumulation unit value	2.29	2.06	(1.48)	1.77	0.70	(0.25)	0.36	1.79	0.85	0.19
Accumulation unit value at beginning of year	14.81	12.75	14.23	12.46	11.76	12.01	11.65	9.86	9.01	8.82
Accumulation unit value at end of year	17.10	14.81	12.75	14.23	12.46	11.76	12.01	11.65	9.86	9.01
Total return	15.46	16.16	(10.40)	14.21	5.95	(2.08)	3.09	18.15	9.43	2.15
Net assets, end of year (000’s)	5,961	4,928	4,067	4,911	3,955	2,465	2,116	642	275	20
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	2.51
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	2.38
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	14.13
Number of accumulation units outstanding at end of period (000’s)	349	333	319	345	317	210	176	55	28	2

	Universal VIA Moderate Growth Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	0.11
Net realized and unrealized gains (losses) on securities	1.97	1.66	(1.92)	1.59	0.51	(0.43)	0.37	1.75	0.76	(0.47)
Net increase (decrease) in accumulation unit value	2.34	2.10	(1.53)	1.81	0.71	(0.27)	0.38	1.82	0.88	(0.36)
Accumulation unit value at beginning of year	15.15	13.05	14.58	12.77	12.06	12.33	11.95	10.13	9.25	9.61
Accumulation unit value at end of year	17.49	15.15	13.05	14.58	12.77	12.06	12.33	11.95	10.13	9.25
Total return	15.45	16.09	(10.49)	14.17	5.89	(2.19)	3.18	17.97	9.51	(3.75)
Net assets, end of year (000’s)	9,922	11,047	10,821	14,687	13,557	15,766	16,796	16,337	14,419	14,061
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	2.51
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	2.38
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	14.13
Number of accumulation units outstanding at end of period (000’s)	567	729	829	1,007	1,061	1,307	1,362	1,366	1,423	1,519

	Universal VIA Moderate Growth Allocation, B Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	0.11
Net realized and unrealized gains (losses) on securities	1.87	1.58	(1.91)	1.53	0.48	(0.45)	0.33	1.71	0.72	(0.47)
Net increase (decrease) in accumulation unit value	2.24	2.02	(1.52)	1.75	0.68	(0.29)	0.34	1.78	0.84	(0.36)
Accumulation unit value at beginning of year	14.77	12.75	14.27	12.52	11.84	12.13	11.79	10.01	9.17	9.53
Accumulation unit value at end of year	17.01	14.77	12.75	14.27	12.52	11.84	12.13	11.79	10.01	9.17
Total return	15.17	15.84	(10.65)	13.98	5.74	(2.39)	2.88	17.78	9.16	(3.78)
Net assets, end of year (000’s)	1,207	1,504	1,451	1,987	1,977	2,369	2,625	6,839	5,952	6,173
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	2.51
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	2.38
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	14.13
Number of accumulation units outstanding at end of period (000’s)	71	102	114	139	158	200	216	580	594	673

	Universal VIA Moderate Growth Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	-
Net realized and unrealized gains (losses) on securities	1.75	1.47	(1.85)	1.43	0.44	(0.45)	0.30	1.63	(0.08)	-
Net increase (decrease) in accumulation unit value	2.12	1.91	(1.46)	1.65	0.64	(0.29)	0.31	1.70	0.04	-
Accumulation unit value at beginning of year	14.06	12.15	13.61	11.96	11.32	11.61	11.30	9.60	9.56	-
Accumulation unit value at end of year	16.18	14.06	12.15	13.61	11.96	11.32	11.61	11.30	9.60	-
Total return	15.08	15.72	(10.73)	13.80	5.65	(2.50)	2.74	17.71	0.42	-
Net assets, end of year (000’s)	1,247	1,290	1,334	1,312	1,529	2,499	1,058	128	15	-
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	-
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	-
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	-
Number of accumulation units outstanding at end of period (000’s)	77	92	110	96	128	221	91	11	2	-

	Universal VIA Moderate Growth Allocation, C Share, M&E 1.95% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	-
Net realized and unrealized gains (losses) on securities	1.65	1.40	(1.84)	1.37	0.40	(0.47)	0.28	1.58	0.09	-
Net increase (decrease) in accumulation unit value	2.02	1.84	(1.45)	1.59	0.60	(0.31)	0.29	1.65	0.21	-
Accumulation unit value at beginning of year	13.66	11.82	13.27	11.68	11.08	11.39	11.10	9.45	9.24	-
Accumulation unit value at end of year	15.68	13.66	11.82	13.27	11.68	11.08	11.39	11.10	9.45	-
Total return	14.79	15.57	(10.93)	13.61	5.42	(2.72)	2.61	17.46	2.27	-
Net assets, end of year (000’s)	779	693	498	496	429	71	35	19	5	-
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	-
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	-
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	-
Number of accumulation units outstanding at end of period (000’s)	50	51	42	37	37	6	3	2	1	-

	Universal VIA Moderate Growth Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	0.11
Net realized and unrealized gains (losses) on securities	1.98	1.66	(1.88)	1.58	0.53	(0.41)	0.37	1.74	0.75	(0.03)
Net increase (decrease) in accumulation unit value	2.35	2.10	(1.49)	1.80	0.73	(0.25)	0.38	1.81	0.87	0.08
Accumulation unit value at beginning of year	15.02	12.92	14.41	12.61	11.88	12.13	11.75	9.94	9.07	8.99
Accumulation unit value at end of year	17.37	15.02	12.92	14.41	12.61	11.88	12.13	11.75	9.94	9.07
Total return	15.65	16.25	(10.34)	14.27	6.14	(2.06)	3.23	18.21	9.59	0.89
Net assets, end of year (000’s)	2,022	1,857	1,649	2,192	1,988	2,871	4,016	3,779	2,593	199
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	2.51
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	2.38
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	14.13
Number of accumulation units outstanding at end of period (000’s)	116	124	128	152	158	242	331	322	261	22

	Universal VIA Moderate Growth Allocation, L Share, M&E 1.50% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	-
Net realized and unrealized gains (losses) on securities	1.87	1.57	(1.86)	1.52	0.48	(0.43)	0.35	1.68	(0.11)	-
Net increase (decrease) in accumulation unit value	2.24	2.01	(1.47)	1.74	0.68	(0.27)	0.36	1.75	0.01	-
Accumulation unit value at beginning of year	14.59	12.58	14.05	12.31	11.63	11.90	11.54	9.79	9.78	-
Accumulation unit value at end of year	16.83	14.59	12.58	14.05	12.31	11.63	11.90	11.54	9.79	-
Total return	15.35	15.98	(10.46)	14.13	5.85	(2.27)	3.12	17.88	0.10	-
Net assets, end of year (000’s)	245	213	299	415	357	363	365	306	112	-
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	-
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	-
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	-
Number of accumulation units outstanding at end of period (000’s)	15	15	24	30	29	31	31	26	11	-

	Universal VIA Moderate Growth Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	0.11
Net realized and unrealized gains (losses) on securities	1.85	1.55	(1.86)	1.50	0.47	(0.43)	0.34	1.67	0.71	(0.46)
Net increase (decrease) in accumulation unit value	2.22	1.99	(1.47)	1.72	0.67	(0.27)	0.35	1.74	0.83	(0.35)
Accumulation unit value at beginning of year	14.48	12.49	13.96	12.24	11.57	11.84	11.49	9.75	8.92	9.27
Accumulation unit value at end of year	16.70	14.48	12.49	13.96	12.24	11.57	11.84	11.49	9.75	8.92
Total return	15.33	15.93	(10.53)	14.05	5.79	(2.28)	3.05	17.85	9.30	(3.78)
Net assets, end of year (000’s)	8,824	8,529	8,612	11,166	9,816	9,289	12,355	11,654	9,727	9,375
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	2.51
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	2.38
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	14.13
Number of accumulation units outstanding at end of period (000’s)	528	589	689	799	801	803	1,043	1,013	997	1,051

	Universal VIA Moderate Growth Allocation, L Share, M&E 1.75% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.37	0.44	0.39	0.22	0.20	0.16	0.01	0.07	0.12	0.11
Net realized and unrealized gains (losses) on securities	1.75	1.47	(1.85)	1.43	0.44	(0.45)	0.30	1.63	0.68	(0.47)
Net increase (decrease) in accumulation unit value	2.12	1.91	(1.46)	1.65	0.64	(0.29)	0.31	1.70	0.80	(0.36)
Accumulation unit value at beginning of year	14.06	12.15	13.61	11.96	11.32	11.61	11.30	9.60	8.80	9.16
Accumulation unit value at end of year	16.18	14.06	12.15	13.61	11.96	11.32	11.61	11.30	9.60	8.80
Total return	15.08	15.72	(10.73)	13.80	5.65	(2.50)	2.74	17.71	9.09	(3.93)
Net assets, end of year (000’s)	2,225	2,011	2,114	3,180	3,397	3,276	3,068	3,078	2,797	2,755
Expenses to average net assets(b)	2.13	2.11	2.12	2.16	2.10	2.19	2.25	2.33	2.49	2.51
Net investment loss to average net assets	3.02	4.46	5.08	4.88	7.14	4.64	7.18	4.39	2.83	2.38
Portfolio turnover rate	5.67	4.30	4.66	7.33	12.76	17.19	20.28	8.80	12.33	14.13
Number of accumulation units outstanding at end of period (000’s)	137	143	174	234	284	289	264	272	291	313

	Universal VIA International Growth Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	0.14	-
Net realized and unrealized gains (losses) on securities	1.16	1.40	(2.76)	2.31	(0.59)	(0.54)	(0.76)	1.29	0.01	-
Net increase (decrease) in accumulation unit value	1.35	1.92	(2.31)	2.60	(0.05)	(0.42)	(0.73)	1.34	0.15	-
Accumulation unit value at beginning of year	11.68	9.76	12.07	9.47	9.52	9.94	10.67	9.33	9.18	-
Accumulation unit value at end of year	13.03	11.68	9.76	12.07	9.47	9.52	9.94	10.67	9.33	-
Total return	11.56	19.67	(19.14)	27.46	(0.53)	(4.23)	(6.84)	14.36	1.63	-
Net assets, end of year (000’s)	2,110	1,917	1,497	1,831	1,360	1,426	1,106	508	65	-
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	2.63	-
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	1.34	-
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	12.11	-
Number of accumulation units outstanding at end of period (000’s)	162	164	153	152	143	150	111	48	7	-

	Universal VIA International Growth Allocation, B Share, M&E 1.40% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	0.14	0.10
Net realized and unrealized gains (losses) on securities	1.10	1.33	(2.73)	2.23	(0.61)	(0.55)	(0.77)	1.26	0.76	0.15
Net increase (decrease) in accumulation unit value	1.29	1.85	(2.28)	2.52	(0.07)	(0.43)	(0.74)	1.31	0.90	0.25
Accumulation unit value at beginning of year	11.34	9.49	11.77	9.25	9.32	9.75	10.49	9.18	8.28	8.03
Accumulation unit value at end of year	12.63	11.34	9.49	11.77	9.25	9.32	9.75	10.49	9.18	8.28
Total return	11.38	19.49	(19.37)	27.24	(0.75)	(4.41)	(7.05)	14.27	10.87	3.11
Net assets, end of year (000’s)	585	565	803	986	848	824	892	334	177	10
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	2.63	2.65
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	1.34	7.71
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	12.11	9.50
Number of accumulation units outstanding at end of period (000’s)	46	50	85	84	92	88	91	32	19	1

	Universal VIA International Growth Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	0.14	0.10
Net realized and unrealized gains (losses) on securities	1.13	1.36	(2.79)	2.29	(0.62)	(0.56)	(0.79)	1.28	0.78	(0.98)
Net increase (decrease) in accumulation unit value	1.32	1.88	(2.34)	2.58	(0.08)	(0.44)	(0.76)	1.33	0.92	(0.88)
Accumulation unit value at beginning of year	11.60	9.72	12.06	9.48	9.56	10.00	10.76	9.43	8.51	9.39
Accumulation unit value at end of year	12.92	11.60	9.72	12.06	9.48	9.56	10.00	10.76	9.43	8.51
Total return	11.38	19.34	(19.40)	27.22	(0.84)	(4.40)	(7.06)	14.10	10.81	(9.37)
Net assets, end of year (000’s)	2,370	2,200	2,020	2,773	2,530	3,791	4,115	5,003	4,748	4,695
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	2.63	2.65
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	1.34	7.71
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	12.11	9.50
Number of accumulation units outstanding at end of period (000’s)	183	189	208	230	267	396	411	465	503	552

	Universal VIA International Growth Allocation, B Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	0.14	0.10
Net realized and unrealized gains (losses) on securities	1.07	1.30	(2.76)	2.21	(0.63)	(0.58)	(0.80)	1.25	0.76	(1.00)
Net increase (decrease) in accumulation unit value	1.26	1.82	(2.31)	2.50	(0.09)	(0.46)	(0.77)	1.30	0.90	(0.90)
Accumulation unit value at beginning of year	11.31	9.49	11.80	9.30	9.39	9.85	10.62	9.32	8.42	9.32
Accumulation unit value at end of year	12.57	11.31	9.49	11.80	9.30	9.39	9.85	10.62	9.32	8.42
Total return	11.14	19.18	(19.58)	26.88	(0.96)	(4.67)	(7.25)	13.95	10.69	(9.66)
Net assets, end of year (000’s)	397	384	343	1,000	870	1,518	1,622	1,708	1,481	1,513
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	2.63	2.65
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	1.34	7.71
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	12.11	9.50
Number of accumulation units outstanding at end of period (000’s)	32	34	36	85	94	162	165	161	159	179

	Universal VIA International Growth Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	0.14	0.10
Net realized and unrealized gains (losses) on securities	1.00	1.20	(2.66)	2.09	(0.64)	(0.56)	(0.78)	1.18	0.71	0.09
Net increase (decrease) in accumulation unit value	1.19	1.72	(2.21)	2.38	(0.10)	(0.44)	(0.75)	1.23	0.85	0.19
Accumulation unit value at beginning of year	10.77	9.05	11.26	8.88	8.98	9.42	10.17	8.94	8.09	7.90
Accumulation unit value at end of year	11.96	10.77	9.05	11.26	8.88	8.98	9.42	10.17	8.94	8.09
Total return	11.05	19.01	(19.63)	26.80	(1.11)	(4.67)	(7.37)	13.76	10.51	2.41
Net assets, end of year (000’s)	307	271	215	282	174	178	128	68	18	8
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	2.63	2.65
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	1.34	7.71
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	12.11	9.50
Number of accumulation units outstanding at end of period (000’s)	26	25	24	25	20	20	14	7	2	1

	Universal VIA International Growth Allocation, C Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	-	-
Net realized and unrealized gains (losses) on securities	0.94	1.14	(2.63)	2.01	(0.65)	(0.57)	(0.79)	0.63	-	-
Net increase (decrease) in accumulation unit value	1.13	1.66	(2.18)	2.30	(0.11)	(0.45)	(0.76)	0.68	-	-
Accumulation unit value at beginning of year	10.46	8.80	10.98	8.68	8.79	9.24	10.00	9.32	-	-
Accumulation unit value at end of year	11.59	10.46	8.80	10.98	8.68	8.79	9.24	10.00	-	-
Total return	10.80	18.86	(19.85)	26.50	(1.25)	(4.87)	(7.60)	7.30	-	-
Net assets, end of year (000’s)	16	15	13	13	9	6	3	1	-	-
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	-	-
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	-	-
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	-	-
Number of accumulation units outstanding at end of period (000’s)	1	1	1	1	1	1	0	0	-	-

	Universal VIA International Growth Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	0.14	0.10
Net realized and unrealized gains (losses) on securities	1.13	1.37	(2.75)	2.27	(0.60)	(0.54)	(0.77)	1.28	0.78	0.20
Net increase (decrease) in accumulation unit value	1.32	1.89	(2.30)	2.56	(0.06)	(0.42)	(0.74)	1.33	0.92	0.30
Accumulation unit value at beginning of year	11.51	9.62	11.92	9.36	9.42	9.84	10.58	9.25	8.33	8.03
Accumulation unit value at end of year	12.83	11.51	9.62	11.92	9.36	9.42	9.84	10.58	9.25	8.33
Total return	11.47	19.65	(19.30)	27.35	(0.64)	(4.27)	(6.99)	14.38	11.04	3.74
Net assets, end of year (000’s)	166	160	134	166	117	152	155	136	64	3
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	2.63	2.65
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	1.34	7.71
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	12.11	9.50
Number of accumulation units outstanding at end of period (000’s)	13	14	14	14	12	16	16	13	7	0

	Universal VIA International Growth Allocation, L Share, M&E 1.50% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	0.14	-
Net realized and unrealized gains (losses) on securities	1.07	1.29	(2.71)	2.18	(0.61)	(0.55)	(0.78)	1.24	1.16	-
Net increase (decrease) in accumulation unit value	1.26	1.81	(2.26)	2.47	(0.07)	(0.43)	(0.75)	1.29	1.30	-
Accumulation unit value at beginning of year	11.17	9.36	11.62	9.15	9.22	9.65	10.40	9.11	7.81	-
Accumulation unit value at end of year	12.43	11.17	9.36	11.62	9.15	9.22	9.65	10.40	9.11	-
Total return	11.28	19.34	(19.45)	26.99	(0.76)	(4.46)	(7.21)	14.16	16.65	-
Net assets, end of year (000’s)	12	10	36	50	40	40	42	76	23	-
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	2.63	-
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	1.34	-
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	12.11	-
Number of accumulation units outstanding at end of period (000’s)	1	1	4	4	4	4	4	7	3	-

	Universal VIA International Growth Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	0.14	0.10
Net realized and unrealized gains (losses) on securities	1.06	1.27	(2.70)	2.17	(0.62)	(0.56)	(0.77)	1.22	0.74	(0.96)
Net increase (decrease) in accumulation unit value	1.25	1.79	(2.25)	2.46	(0.08)	(0.44)	(0.74)	1.27	0.88	(0.86)
Accumulation unit value at beginning of year	11.09	9.30	11.55	9.09	9.17	9.61	10.35	9.08	8.20	9.06
Accumulation unit value at end of year	12.34	11.09	9.30	11.55	9.09	9.17	9.61	10.35	9.08	8.20
Total return	11.27	19.25	(19.48)	27.06	(0.87)	(4.58)	(7.15)	13.99	10.73	(9.49)
Net assets, end of year (000’s)	1,174	1,124	1,076	1,525	1,295	1,694	2,312	2,661	2,314	2,035
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	2.63	2.65
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	1.34	7.71
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	12.11	9.50
Number of accumulation units outstanding at end of period (000’s)	95	101	116	132	142	185	241	257	255	248

	Universal VIA International Growth Allocation, L Share, M&E 1.75% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.19	0.52	0.45	0.29	0.54	0.12	0.03	0.05	0.14	0.10
Net realized and unrealized gains (losses) on securities	1.00	1.20	(2.66)	2.09	(0.64)	(0.56)	(0.78)	1.18	0.71	(0.96)
Net increase (decrease) in accumulation unit value	1.19	1.72	(2.21)	2.38	(0.10)	(0.44)	(0.75)	1.23	0.85	(0.86)
Accumulation unit value at beginning of year	10.77	9.05	11.26	8.88	8.98	9.42	10.17	8.94	8.09	8.95
Accumulation unit value at end of year	11.96	10.77	9.05	11.26	8.88	8.98	9.42	10.17	8.94	8.09
Total return	11.05	19.01	(19.63)	26.80	(1.11)	(4.67)	(7.37)	13.76	10.51	(9.61)
Net assets, end of year (000’s)	297	262	222	389	312	293	352	310	323	360
Expenses to average net assets(b)	2.52	2.26	2.23	2.21	2.39	2.51	2.37	2.45	2.63	2.65
Net investment loss to average net assets	(1.38)	(0.03)	3.88	0.28	3.54	0.23	3.49	3.57	1.34	7.71
Portfolio turnover rate	5.16	7.68	10.01	8.69	14.32	11.78	13.28	9.21	12.11	9.50
Number of accumulation units outstanding at end of period (000’s)	25	24	25	35	35	33	37	30	36	45

	Universal VIA Money Market, B Share, M&E 1.40%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.07	0.03	(0.23)	(0.24)	(0.03)	(0.11)	0.11	0.11	0.02	(0.18)
Net realized and unrealized gains (losses) on securities	(0.19)	(0.08)	0.06	0.09	(0.13)	(0.05)	(0.28)	(0.31)	(0.24)	0.14
Net increase (decrease) in accumulation unit value	(0.12)	(0.05)	(0.17)	(0.15)	(0.16)	(0.16)	(0.17)	(0.20)	(0.22)	(0.04)
Accumulation unit value at beginning of year	7.67	7.72	7.89	8.04	8.20	8.36	8.53	8.73	8.95	8.99
Accumulation unit value at end of year	7.55	7.67	7.72	7.89	8.04	8.20	8.36	8.53	8.73	8.95
Total return	(1.56)	(0.65)	(2.15)	(1.87)	(1.95)	(1.91)	(1.99)	(2.29)	(2.46)	(0.44)
Net assets, end of year (000’s)	2,627	2,748	1,785	2,476	5,128	5,265	6,739	1,719	919	49
Expenses to average net assets(b)	2.35	2.68	2.32	2.19	2.13	2.08	2.05	2.46	2.64	2.80
Net investment loss to average net assets	(1.93)	(0.99)	(2.31)	(2.19)	(2.12)	(2.07)	(2.02)	(2.42)	(2.60)	(2.78)
Portfolio turnover rate	117.91	76.45	78.10	67.82	107.84	169.76	149.26	277.19	157.29	132.87
Number of accumulation units outstanding at end of period (000’s)	348	358	231	314	637	642	805	201	105	5

	Universal VIA Money Market, B Share, M&E 1.40% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.07	0.03	(0.23)	(0.24)	(0.03)	(0.11)	0.11	0.11	0.02	-
Net realized and unrealized gains (losses) on securities	(0.20)	(0.09)	0.05	0.07	(0.14)	(0.06)	(0.30)	(0.32)	(0.19)	-
Net increase (decrease) in accumulation unit value	(0.13)	(0.06)	(0.18)	(0.17)	(0.17)	(0.17)	(0.19)	(0.21)	(0.17)	-
Accumulation unit value at beginning of year	7.46	7.52	7.70	7.87	8.04	8.21	8.40	8.61	8.78	-
Accumulation unit value at end of year	7.33	7.46	7.52	7.70	7.87	8.04	8.21	8.40	8.61	-
Total return	(1.74)	(0.80)	(2.34)	(2.16)	(2.11)	(2.07)	(2.26)	(2.44)	(1.94)	-
Net assets, end of year (000’s)	524	161	264	534	272	457	912	109	185	-
Expenses to average net assets(b)	2.35	2.68	2.32	2.19	2.13	2.08	2.05	2.46	2.64	-
Net investment loss to average net assets	(1.93)	(0.99)	(2.31)	(2.19)	(2.12)	(2.07)	(2.02)	(2.42)	(2.60)	-
Portfolio turnover rate	117.91	76.45	78.10	67.82	107.84	169.76	149.26	277.19	157.29	-
Number of accumulation units outstanding at end of period (000’s)	72	22	35	69	35	57	111	13	21	-

	Universal VIA Money Market, B Share, M&E 1.65%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.07	0.03	(0.23)	(0.24)	(0.03)	(0.11)	0.11	0.11	0.02	(0.18)
Net realized and unrealized gains (losses) on securities	(0.22)	(0.09)	0.04	0.06	(0.15)	(0.07)	(0.31)	(0.33)	(0.26)	(0.07)
Net increase (decrease) in accumulation unit value	(0.15)	(0.06)	(0.19)	(0.18)	(0.18)	(0.18)	(0.20)	(0.22)	(0.24)	(0.25)
Accumulation unit value at beginning of year	7.68	7.74	7.93	8.11	8.29	8.47	8.67	8.89	9.13	9.38
Accumulation unit value at end of year	7.53	7.68	7.74	7.93	8.11	8.29	8.47	8.67	8.89	9.13
Total return	(1.95)	(0.78)	(2.40)	(2.22)	(2.17)	(2.13)	(2.31)	(2.47)	(2.63)	(2.67)
Net assets, end of year (000’s)	1,090	683	1,537	850	1,214	1,016	868	1,078	989	1,273
Expenses to average net assets(b)	2.35	2.68	2.32	2.19	2.13	2.08	2.05	2.46	2.64	2.80
Net investment loss to average net assets	(1.93)	(0.99)	(2.31)	(2.19)	(2.12)	(2.07)	(2.02)	(2.42)	(2.60)	(2.78)
Portfolio turnover rate	117.91	76.45	78.10	67.82	107.84	169.76	149.26	277.19	157.29	132.87
Number of accumulation units outstanding at end of period (000’s)	145	89	198	107	150	123	102	124	111	139

	Universal VIA Money Market, B Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.07	0.03	(0.23)	(0.24)	(0.03)	(0.11)	0.11	0.11	0.02	(0.18)
Net realized and unrealized gains (losses) on securities	(0.22)	(0.10)	0.03	0.05	(0.15)	(0.08)	(0.32)	(0.34)	(0.27)	(0.08)
Net increase (decrease) in accumulation unit value	(0.15)	(0.07)	(0.20)	(0.19)	(0.18)	(0.19)	(0.21)	(0.23)	(0.25)	(0.26)
Accumulation unit value at beginning of year	7.29	7.36	7.56	7.75	7.93	8.12	8.33	8.56	8.81	9.07
Accumulation unit value at end of year	7.14	7.29	7.36	7.56	7.75	7.93	8.12	8.33	8.56	8.81
Total return	(2.06)	(0.95)	(2.65)	(2.45)	(2.27)	(2.34)	(2.52)	(2.69)	(2.84)	(2.87)
Net assets, end of year (000’s)	126	137	139	149	354	104	28	232	19	128
Expenses to average net assets(b)	2.35	2.68	2.32	2.19	2.13	2.08	2.05	2.46	2.64	2.80
Net investment loss to average net assets	(1.93)	(0.99)	(2.31)	(2.19)	(2.12)	(2.07)	(2.02)	(2.42)	(2.60)	(2.78)
Portfolio turnover rate	117.91	76.45	78.10	67.82	107.84	169.76	149.26	277.19	157.29	132.87
Number of accumulation units outstanding at end of period (000’s)	18	19	19	20	46	13	3	28	2	15

	Universal VIA Money Market, C Share, M&E 1.95%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.07	0.03	(0.23)	(0.24)	(0.03)	(0.11)	0.11	0.11	0.02	(0.18)
Net realized and unrealized gains (losses) on securities	(0.22)	(0.11)	0.03	0.05	(0.16)	(0.09)	(0.31)	(0.35)	(0.27)	0.15
Net increase (decrease) in accumulation unit value	(0.15)	(0.08)	(0.20)	(0.19)	(0.19)	(0.20)	(0.20)	(0.24)	(0.25)	(0.03)
Accumulation unit value at beginning of year	7.11	7.19	7.39	7.58	7.77	7.97	8.17	8.41	8.66	8.69
Accumulation unit value at end of year	6.96	7.11	7.19	7.39	7.58	7.77	7.97	8.17	8.41	8.66
Total return	(2.11)	(1.11)	(2.71)	(2.51)	(2.45)	(2.51)	(2.45)	(2.85)	(2.89)	(0.35)
Net assets, end of year (000’s)	415	429	506	615	464	763	5,993	151	675	80
Expenses to average net assets(b)	2.35	2.68	2.32	2.19	2.13	2.08	2.05	2.46	2.64	2.80
Net investment loss to average net assets	(1.93)	(0.99)	(2.31)	(2.19)	(2.12)	(2.07)	(2.02)	(2.42)	(2.60)	(2.78)
Portfolio turnover rate	117.91	76.45	78.10	67.82	107.84	169.76	149.26	277.19	157.29	132.87
Number of accumulation units outstanding at end of period (000’s)	60	60	70	83	61	98	752	18	80	9

	Universal VIA Money Market, C Share, M&E 1.95% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.07	0.03	(0.23)	(0.24)	(0.03)	-	-	-	-	-
Net realized and unrealized gains (losses) on securities	(0.23)	(0.12)	0.02	0.04	(0.17)	-	-	-	-	-
Net increase (decrease) in accumulation unit value	(0.16)	(0.09)	(0.21)	(0.20)	(0.20)	-	-	-	-	-
Accumulation unit value at beginning of year	6.91	7.00	7.21	7.41	7.61	-	-	-	-	-
Accumulation unit value at end of year	6.75	6.91	7.00	7.21	7.41	-	-	-	-	-
Total return	(2.32)	(1.29)	(2.91)	(2.70)	(2.63)	-	-	-	-	-
Net assets, end of year (000’s)	203	212	218	222	291	-	-	-	-	-
Expenses to average net assets(b)	2.35	2.68	2.32	2.19	2.13	-	-	-	-	-
Net investment loss to average net assets	(1.93)	(0.99)	(2.31)	(2.19)	(2.12)	-	-	-	-	-
Portfolio turnover rate	117.91	76.45	78.10	67.82	107.84	-	-	-	-	-
Number of accumulation units outstanding at end of period (000’s)	30	31	31	31	39	-	-	-	-	-

	Universal VIA Money Market, L Share, M&E 1.50%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	-	-	-	(0.24)	(0.03)	(0.11)	0.11	0.11	0.02	-
Net realized and unrealized gains (losses) on securities	-	-	-	0.07	(0.13)	(0.06)	(0.29)	(0.31)	(0.18)	-
Net increase (decrease) in accumulation unit value	-	-	-	(0.17)	(0.16)	(0.17)	(0.18)	(0.20)	(0.16)	-
Accumulation unit value at beginning of year	-	-	-	7.96	8.12	8.29	8.47	8.67	8.83	-
Accumulation unit value at end of year	-	-	-	7.79	7.96	8.12	8.29	8.47	8.67	-
Total return	-	-	-	(2.14)	(1.97)	(2.05)	(2.13)	(2.31)	(1.81)	-
Net assets, end of year (000’s)	-	-	-	263	2,898	1,626	645	776	66	-
Expenses to average net assets(b)	-	-	-	2.19	2.13	2.08	2.05	2.46	2.64	-
Net investment loss to average net assets	-	-	-	(2.19)	(2.12)	(2.07)	(2.02)	(2.42)	(2.60)	-
Portfolio turnover rate	-	-	-	67.82	107.84	169.76	149.26	277.19	157.29	-
Number of accumulation units outstanding at end of period (000’s)	-	-	-	34	364	200	78	92	8	-

	Universal VIA Money Market, L Share, M&E 1.50% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.07	0.03	(0.23)	(0.24)	(0.03)	(0.11)	0.11	0.11	0.02	(0.18)
Net realized and unrealized gains (losses) on securities	(0.21)	(0.09)	0.04	0.06	(0.14)	(0.07)	(0.30)	(0.33)	(0.26)	0.17
Net increase (decrease) in accumulation unit value	(0.14)	(0.06)	(0.19)	(0.18)	(0.17)	(0.18)	(0.19)	(0.22)	(0.24)	(0.01)
Accumulation unit value at beginning of year	7.36	7.42	7.61	7.79	7.96	8.14	8.33	8.55	8.79	8.80
Accumulation unit value at end of year	7.22	7.36	7.42	7.61	7.79	7.96	8.14	8.33	8.55	8.79
Total return	(1.90)	(0.81)	(2.50)	(2.31)	(2.14)	(2.21)	(2.28)	(2.57)	(2.73)	(0.11)
Net assets, end of year (000’s)	4	4	15	573	594	379	905	1,022	138	95
Expenses to average net assets(b)	2.35	2.68	2.32	2.19	2.13	2.08	2.05	2.46	2.64	2.80
Net investment loss to average net assets	(1.93)	(0.99)	(2.31)	(2.19)	(2.12)	(2.07)	(2.02)	(2.42)	(2.60)	(2.78)
Portfolio turnover rate	117.91	76.45	78.10	67.82	107.84	169.76	149.26	277.19	157.29	132.87
Number of accumulation units outstanding at end of period (000’s)	0	0	2	75	76	48	111	123	16	11

	Universal VIA Money Market, L Share, M&E 1.75%
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	0.07	0.03	(0.23)	(0.24)	(0.03)	(0.11)	0.11	0.11	0.02	(0.18)
Net realized and unrealized gains (losses) on securities	(0.22)	(0.09)	0.04	0.05	(0.14)	(0.08)	(0.31)	(0.33)	(0.27)	(0.07)
Net increase (decrease) in accumulation unit value	(0.15)	(0.06)	(0.19)	(0.19)	(0.17)	(0.19)	(0.20)	(0.22)	(0.25)	(0.25)
Accumulation unit value at beginning of year	7.39	7.45	7.64	7.83	8.00	8.19	8.39	8.61	8.86	9.11
Accumulation unit value at end of year	7.24	7.39	7.45	7.64	7.83	8.00	8.19	8.39	8.61	8.86
Total return	(2.03)	(0.81)	(2.49)	(2.43)	(2.13)	(2.32)	(2.38)	(2.56)	(2.82)	(2.74)
Net assets, end of year (000’s)	601	451	737	1,333	844	1,793	1,921	1,702	335	736
Expenses to average net assets(b)	2.35	2.68	2.32	2.19	2.13	2.08	2.05	2.46	2.64	2.80
Net investment loss to average net assets	(1.93)	(0.99)	(2.31)	(2.19)	(2.12)	(2.07)	(2.02)	(2.42)	(2.60)	(2.78)
Portfolio turnover rate	117.91	76.45	78.10	67.82	107.84	169.76	149.26	277.19	157.29	132.87
Number of accumulation units outstanding at end of period (000’s)	83	61	99	174	108	224	234	203	39	83

	Universal VIA Money Market, L Share, M&E 1.75% Enhanced Death Benefit
	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net Investment Income (Loss)(a)	-	-	-	-	-	-	0.11	0.11	-	-
Net realized and unrealized gains (losses) on securities	-	-	-	-	-	-	(8.28)	(0.34)	-	-
Net increase (decrease) in accumulation unit value	-	-	-	-	-	-	(8.17)	(0.23)	-	-
Accumulation unit value at beginning of year	-	-	-	-	-	-	8.17	8.40	-	-
Accumulation unit value at end of year	-	-	-	-	-	-	-	8.17	-	-
Total return	-	-	-	-	-	-	(100.00)	(2.74)	-	-
Net assets, end of year (000’s)	-	-	-	-	-	-	-	77	-	-
Expenses to average net assets(b)	-	-	-	-	-	-	2.05	2.46	-	-
Net investment loss to average net assets	-	-	-	-	-	-	(2.02)	(2.42)	-	-
Portfolio turnover rate	-	-	-	-	-	-	149.26	277.19	-	-
Number of accumulation units outstanding at end of period (000’s)	-	-	-	-	-	-	-	9	-	-

General Description of the Fortune V Separate Account and Insurance Company

Universal Life Insurance Company is a stock life insurance company organized as Eastern America Life Insurance Company in 1993 under the laws of the Commonwealth of Puerto Rico, with its home office at Metro Office Park Street 1, Lot 10, Guaynabo, PR 00968. Universal Life is a provider of several insurance products: individual, group life, group disability, credit life, annuities & IRA’s. It is admitted to do business for life, disability and variable insurance by the Office of Commissioner of Insurance in the Commonwealth of Puerto Rico. Universal Life is a member of the Universal Group of companies that operate in Puerto Rico and United States. Universal Life is a wholly-owned subsidiary of Universal Insurance Company, Inc.

Universal Life has received the following rating from independent rating agency:

A.M. Best

B+ (Good) Negative Outlook – “Assigned to companies that have, in our opinion, a good ability to meet their ongoing insurance obligations.”

The last rating evaluation was performed on May 10, 2021 and is current as of the date of this Prospectus and assigned as a measure of Universal Life’s ability to make payment on its obligations (including its obligations under the Contract) but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any underlying mutual fund. Universal Life has a duty to update the Rating, should it change. To gather the most up to date rating please go to www.ambest.com

Universal Life established the Variable Account on March 1, 2007, pursuant to the applicable provisions of the Puerto Rico Insurance Code. The Variable Account is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a management investment company. It is the Variable Account through which the Company sets aside, separate and apart from its general assets, assets attributable to the variable portion of its variable annuity contracts. Registration under the 1940 Act does not involve supervision of management or investment practices or policies by the SEC.

Income, gains, and losses credited to, or charged against, the Variable Account, whether or not realized, reflect the Variable Account’s own investment experience and not the investment experience of Universal Life’s other assets. The Variable Account’s assets are held separately from Universal Life’s assets and are not chargeable with liabilities incurred in any other business of Universal Life. Universal Life is obligated to pay all amounts promised to Contract Owners under the Contract.

The Variable Account is divided into six (6) Sub-Accounts among which the Contract Owners that purchase the Contract may allocate their purchase payments, subject to the terms and conditions in the Contract. The Sub-Accounts consist of segregated and separately-managed pools of assets of the Variable Account, and each is managed by Universal Financial Services as the investment adviser contracted by Universal Life to manage the Sub-Account. The Sub-Accounts are available for investment only through the purchase of the Contract. Each Sub-Account is non-diversified and will have a generally defined investment strategy.

The Portfolio Construction Manager may fulfill the defined investment strategy of the Sub-Accounts by investing directly in mutual funds that are themselves consistent with the defined strategy. In addition, the Portfolio Construction Manager, under the direction of Universal Life, will have discretion to change the underlying investments of a Sub-Account at any time as deemed appropriate and consistent with the defined investment strategy, and Universal Life will be able to replace the Portfolio Construction Manager as it judges appropriate.

Amounts allocated to a Sub-Account by the Contract Owner will be used to purchase Accumulation Units, representing value units of the total investment of the Sub-Account. After the initial purchase of Accumulation Units, the value of the Contract’s investment in a Sub-Account will be based on the number of Accumulation Units held and the current Accumulation Unit value, which will fluctuate with the investment performance of the underlying mutual funds held by the Sub-Account. Prior to Annuitization, reallocations of the Contract’s account value among the Sub-Account investment options can be made by the Contract Owner a limited number of times per calendar year, subject to certain additional limitations. However, Universal Life can refuse, limit or otherwise restrict transfer requests or take any reasonable action it deems necessary to protect the Contract Owners from harmful trading practices that negatively impact underlying Sub-Account performance. The Contract account value during the deferral period of the Contract, and the amount available for Annuitization, will be based on the total value of all Accumulation Units of all the Sub-Accounts among which the account value was allocated by the Contract Owner.

The particular Sub-Accounts available under the Variable Account may change from time to time at Universal Life’s sole discretion. Specifically, Sub-Accounts that are initially available may be removed or closed off to future investment. New Sub-Accounts may be added. Contract Owners will receive notice from Universal Life of any such changes that affect their Contract in the form of supplements or amendments to this Prospectus.

The prospectus of each mutual fund held by the Sub-Accounts contains more detailed information, including information regarding fees and expenses in connection with investing in such mutual funds that you should be aware of. Prospectuses for such underlying mutual funds should be read in conjunction with this Prospectus. For more information regarding underlying mutual funds please refer to www.taidex.com.

Investment Objectives and Policies

The investment objective of each Sub-Account and the strategies each Sub-Account employs to achieve its objective are set forth below. There can be no assurance that a Sub-Account will achieve its objective.

Growth Portfolio: Seeks long-term capital appreciation by investing, under normal circumstances, primarily in underlying funds that invest in U.S. and foreign (including emerging market) equities, commodity-related securities, and alternative investments. Equity investments may be made across a range of capitalization size, industries and sectors. The underlying funds may also invest in real estate investment trusts (“REITs”). The portfolio may also invest directly in U.S. government securities and/or short-term commercial paper.

Moderate Growth Portfolio: Seeks capital appreciation with current income as a secondary objective. The portfolio seeks to achieve its investment objective by investing, under normal circumstances, in underlying funds that are expected to achieve a mix over time of approximately 70% of net assets in equities, which may include both stocks and commodity-related securities, and approximately 30% of net assets in fixed-income, which may include bonds, floating-rate bank loans, cash, cash equivalents, and other money market instruments. These percentages may vary. The underlying funds may invest in a variety of U.S. and foreign (including emerging market) equity and fixed-income (including high-yield) securities and alternative investments. Equity investments may be made across a range of capitalization size, industries and sectors. The underlying funds may also invest in REITs.

Moderate Portfolio: Seeks capital appreciation and current income. The portfolio seeks to achieve its investment objective by investing, under normal circumstances, in underlying funds that are expected to achieve a mix over time of approximately 50% of net assets in equities, which may include both stocks and commodity-related securities, and approximately 50% of net assets in fixed-income, which may include bonds, floating-rate bank loans, cash, cash equivalents, and other money market instruments. These percentages may vary. The portfolio is subject to implied volatility guidelines. Based on these guidelines, which include a formula using the level of implied market volatility, the Portfolio Construction Manager may increase equity exposure to approximately 66% or may decrease equity exposure to approximately 30%. Notwithstanding the guidelines, the Portfolio Construction Manager may elect to allocate fewer assets to equities when it believes it is advisable to do so. The underlying funds may invest in a variety of U.S. and foreign (including emerging market) equity and fixed-income (including high-yield) securities and alternative investments. Equity investments may be made across a range of capitalization size, industries and sectors. The underlying funds may also invest in real estate investment trusts REITs.

Conservative Portfolio: Seeks current income and preservation of capital. The portfolio seeks to achieve its investment objective by investing, under normal circumstances, in underlying funds that are expected to achieve a mix over time of approximately 35% of net assets in equities, which may include both stocks and commodity-related securities, and approximately 65% of net assets in fixed-income, which may include bonds, floating-rate bank loans, cash, cash equivalents, and other money market instruments. These percentages may vary. The portfolio is subject to implied volatility guidelines. Based on these guidelines and the level of implied market volatility, the Portfolio Construction Manager may increase equity exposure to approximately 51% or may decrease equity exposure to approximately 15%. Notwithstanding the guidelines, the Portfolio Construction Manager may elect to allocate fewer assets to equities when it believes it is advisable to do so. The underlying funds may invest in a variety of U.S. and foreign (including emerging market) equity and fixed-income (including high-yield) securities and alternative investments. Equity investments may be made across a range of capitalization size, industries and sectors. The underlying funds may also invest in real estate investment trusts REITs.

International Growth Portfolio: Seeks long term capital appreciation. The portfolio seeks to achieve its investment objective by investing, under normal circumstances, primarily in underlying funds that invest in international (developed and emerging markets) equities, including global REITs. Equity investments may be made across a range of capitalization size, industries and sectors. These underlying funds generally expect to be invested in more than three different countries.

Money Market Portfolio: Seeks maximum current income from money market securities consistent with liquidity and preservation of principal by investing in Transamerica Money Market Fund I2. The underlying fund’s sub-adviser, Aegon USA Investment Management, LLC (the “sub-adviser”), invests the underlying fund’s assets in high quality, U.S. dollar-denominated short-term money market instruments. These instruments include:

●	Short-term U.S. government obligations, corporate bonds and notes, bank obligations (such as certificates of deposit and bankers’ acceptances), commercial paper, asset-backed securities and repurchase agreements

●	Obligations issued or guaranteed by the U.S. and foreign governments and their agencies and instrumentalities

●	Obligations of U.S. and foreign banks, or their foreign branches, and U.S. savings banks.

The underlying fund may invest without limit in obligations of U.S. banks.

Bank obligations purchased for the underlying fund are limited to U.S. or foreign banks with total assets of $1.5 billion or more. Similarly, savings association obligations purchased for the underlying fund are limited to U.S. savings association obligations issued by U.S. savings banks with total assets of $1.5 billion or more. Foreign securities purchased for the underlying fund must be U.S. dollar-denominated and issued by foreign governments, agencies or instrumentalities, or banks that meet the minimum $1.5 billion total asset requirement. These foreign obligations must also meet the same quality requirements as U.S. obligations.

The underlying fund will enter into repurchase agreements only with financial institutions that the sub-adviser determines are creditworthy. A financial institution must furnish collateral to the underlying fund at least equal in value to the amount of its repurchase obligation. This collateral generally consists of U.S. government securities, but may also consist of non-U.S. government securities including securities that could not be held by the underlying fund without the seller’s repurchase commitment. When the underlying fund enters into a repurchase agreement with collateral that it could not otherwise hold, the fund takes on additional credit and other risks. The sub-adviser is responsible for ensuring that each repurchase agreement is eligible for purchase by the underlying fund.

As a money market fund, the underlying fund tries to maintain a share price of $1.00, and must follow strict rules as to the credit quality, diversification, liquidity and maturity of its investments. Each security, at the time of purchase by the underlying fund, has been determined by the sub-adviser to present minimal credit risk. Where required by these rules, the underlying fund’s sub-adviser or Board of Trustees will decide whether the security should be held or sold in the event of credit downgrades or certain other events occurring after purchase.

Allocation of assets among the underlying funds is based on factors such as diversification, general market outlooks, volatility in the equity markets, historical performance, current valuations, and other global economic factors.

Each Sub-Account’s investment objective and, unless otherwise noted, its investment policies and techniques may be changed by the Board without approval of Contract Owners. A change in the investment objective or policies of a Sub-Account may result in the Sub-Account having an investment objective or policies different from those which a shareholder deemed appropriate at the time of investment.

Whenever a Sub-Account is requested to vote on a fundamental policy of a Fund, the Company will follow the procedures described in the prospectus under the section entitled “Voting Rights.”

It is not possible to predict the extent to which a Sub-Account will be invested in a particular underlying fund at any time. A Sub-Account may be a significant shareholder in certain underlying funds.

The Portfolio Construction Manager, Morningstar Investment Management LLC, may change the Sub-Account’s asset allocations and underlying funds at any time without notice to Contract Owners and without shareholder approval.

Under adverse or unstable market, economic or political conditions, a Sub-Account may take temporary defensive positions in cash and short-term debt securities without limit.

List of Underlying Funds

The following lists contain the names of the underlying funds in which the Sub-Accounts may invest, as of the date hereof and it is subject to change from time to time. For a summary of the respective investment objectives and principal investment strategies, expenses and risks of each underlying fund, please refer to the information about such underlying fund which is contained in that underlying fund’s prospectus, available at www.transamericafunds.com.

Growth Portfolio:

Transamerica Capital Growth I2
Transamerica Dividend Focused I2
Transamerica Emerging Markets Equity I2
Transamerica Event Driven I2
Transamerica Global Multifactor Macro I2
Transamerica Global Real Estate Secs I2
Transamerica International Equity I2
Transamerica International Growth I2
Transamerica International Sm Cp Val I2
Transamerica International Stock I2
Transamerica International Value I2
Transamerica Large Cap Value I2
Transamerica Long/Short Strategy I2
Transamerica Managed Futures Strategy I2
Transamerica Mid Cap Growth I2
Transamerica Mid Cap Value I2
Transamerica Mid Cap Value Opps I2
Transamerica MLP & Energy Income I2
Transamerica Small Cap Core I2
Transamerica Small Cap Growth I2
Transamerica Small Cap Value I2
Transamerica Small/Mid Cap Value I2
Transamerica US Growth I2
Transamerica Government Money Market I2

Moderate Growth Portfolio:

Transamerica Bond I2
Transamerica Capital Growth I2
Transamerica Core Bond I2
Transamerica Dividend Focused I2
Transamerica Emerging Markets Debt I2
Transamerica Emerging Markets Equity I2
Transamerica Event Driven I2
Transamerica Floating Rate I2
Transamerica Global Multifactor Macro I2
Transamerica Global Real Estate Secs I2
Transamerica High Yield Bond I2
Transamerica Inflation Opps I2
Transamerica Intermediate Bond I2
Transamerica International Equity I2
Transamerica International Growth I2
Transamerica International Sm Cp Val I2
Transamerica International Stock I2
Transamerica International Value I2
Transamerica Large Cap Value I2
Transamerica Long/Short Strategy I2
Transamerica Managed Futures Strategy I2
Transamerica Mid Cap Growth I2
Transamerica Mid Cap Value I2
Transamerica Mid Cap Value Opps I2
Transamerica MLP & Energy Income I2
Transamerica Short-Term Bond I2
Transamerica Small Cap Core I2
Transamerica Small Cap Growth I2
Transamerica Small Cap Value I2
Transamerica Small/Mid Cap Value I2
Transamerica Total Return I2
Transamerica Unconstrained Bond I2
Transamerica US Growth I2
Transamerica Government Money Market I2

Moderate Portfolio:

Transamerica Bond I2
Transamerica Capital Growth I2
Transamerica Core Bond I2
Transamerica Dividend Focused I2
Transamerica Emerging Markets Debt I2
Transamerica Emerging Markets Equity I2
Transamerica Event Driven I2
Transamerica Floating Rate I2
Transamerica Global Multifactor Macro I2
Transamerica Global Real Estate Secs I2
Transamerica High Yield Bond I2
Transamerica Inflation Opps I2
Transamerica Intermediate Bond I2
Transamerica International Equity I2
Transamerica International Growth I2
Transamerica International Sm Cp Val I2
Transamerica International Stock I2
Transamerica International Value I2
Transamerica Large Cap Value I2
Transamerica Long/Short Strategy I2
Transamerica Managed Futures Strategy I2
Transamerica Mid Cap Growth I2
Transamerica Mid Cap Value I2
Transamerica Mid Cap Value Opps I2
Transamerica MLP & Energy Income I2
Transamerica Short-Term Bond I2
Transamerica Small Cap Core I2
Transamerica Small Cap Growth I2
Transamerica Small Cap Value I2
Transamerica Small/Mid Cap Value I2
Transamerica Total Return I2
Transamerica Unconstrained Bond I2
Transamerica US Growth I2
Transamerica Government Money Market I2

Conservative Portfolio:

Transamerica Bond I2
Transamerica Capital Growth I2
Transamerica Core Bond I2
Transamerica Dividend Focused I2
Transamerica Emerging Markets Debt I2
Transamerica Emerging Markets Equity I2
Transamerica Event Driven I2
Transamerica Floating Rate I2
Transamerica Global Multifactor Macro I2
Transamerica Global Real Estate Secs I2
Transamerica High Yield Bond I2
Transamerica Inflation Opps I2
Transamerica Intermediate Bond I2
Transamerica International Equity I2
Transamerica International Growth I2
Transamerica International Sm Cp Val I2
Transamerica International Stock I2
Transamerica International Value I2
Transamerica Large Cap Value I2
Transamerica Long/Short Strategy I2
Transamerica Managed Futures Strategy I2
Transamerica Mid Cap Growth I2
Transamerica Mid Cap Value I2
Transamerica Mid Cap Value Opps I2
Transamerica MLP & Energy Income I2
Transamerica Short-Term Bond I2
Transamerica Small Cap Core I2
Transamerica Small Cap Growth I2
Transamerica Small Cap Value I2
Transamerica Small/Mid Cap Value I2
Transamerica Total Return I2
Transamerica Unconstrained Bond I2
Transamerica US Growth I2
Transamerica Government Money Market I2

International Growth Portfolio:

Transamerica Emerging Markets Equity I2
Transamerica Global Real Estate Secs I2
Transamerica International Equity I2
Transamerica International Growth I2
Transamerica International Sm Cp Val I2
Transamerica International Stock I2
Transamerica International Value I2
Transamerica Government Money Market I2

Money Market Portfolio:

Transamerica Money Market Fund I2

Investment Policies

Fundamental Investment Policies

Fundamental investment policies of each Sub-Account may not be changed without the vote of a majority of the outstanding voting securities of the Sub-Account, defined under the 1940 Act as the lesser of (a) 67% or more of the voting securities of the Sub-Account present at a shareholder/investor meeting, if the holders of more than 50% of the outstanding voting securities of the Sub-Account are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of the Sub-Account.

Each Sub-Account has adopted the following fundamental policies:

1. Borrowing

The Sub-Account may not borrow money, except as permitted under the 1940 Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time.

2. Underwriting Securities

The Sub-Account may not engage in the business of underwriting the securities of other issuers except as permitted by the 1940 Act.

3. Making Loans

The Sub-Account may not make loans, except as permitted under the 1940 Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time.

4. Senior Securities

The Sub-Account may not issue any senior security, except as permitted under the 1940 Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time.

5. Real Estate

The Sub-Account may not purchase or sell real estate except as permitted by the 1940 Act.

6. Commodities

The Sub-Account may not purchase physical commodities or contracts relating to physical commodities, except as permitted under the 1940 Act, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time.

Additional Information about Fundamental Investment Policies:

The following provides additional information about each of the fundamental investment policies. This information does not form part of the fundamental investment policies.

With respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act permits a Sub-Account to borrow money in amounts of up to one-third of the Sub-Account total assets from banks for any purpose, and to borrow up to 5% of the Sub-Account’s total assets from banks or other lenders for temporary purposes (the Sub-Account total assets include the amounts being borrowed). To limit the risks attendant to borrowing, the 1940 Act requires the Sub-Account’s to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the Sub-Account’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.

With respect to the fundamental policy relating to underwriting set forth in (2) above, the 1940 Act does not prohibit a Sub-Account from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, the 1940 Act permits a Sub-Account to have underwriting commitments of up to 25% of its assets under certain circumstances. Those circumstances currently are that the amount of the Sub-Account’s underwriting commitments, when added to the value of the Sub-Account’s investments in issuers where the Sub-Account owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap. A Sub-Account engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act of 1933, as amended (the “1933 Act”). Under the 1933 Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus. Securities purchased from an issuer and not registered for sale under the 1933 Act are considered restricted securities. If these securities are registered under the 1933 Act, they may then be eligible for sale but participating in the sale may subject the seller to underwriter liability. Although it is not believed that the application of the 1933 Act provisions described above would cause a Sub-Account to be engaged in the business of underwriting, the policy in (2) above will be interpreted not to prevent the Sub-Account from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Sub-Account may be considered to be an underwriter under the 1933 Act.

With respect to the fundamental policy relating to lending set forth in (3) above, the 1940 Act does not prohibit a Sub-Account from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets. Each Sub-Account will be permitted by this policy to make loans of money, including to other funds, Sub-Accounts, portfolio securities or other assets. A Sub-Account would have to obtain exemptive relief from the SEC to make loans of money to other funds and Sub-Accounts.

With respect to the fundamental policy relating to issuing senior securities set forth in (4) above, “senior securities” are defined as Sub-Account obligations that have a priority over the Sub-Account’s shares with respect to the payment of dividends or the distribution of Sub-Account’s assets. The 1940 Act prohibits a Sub-Account from issuing senior securities, except that the Sub-Account may borrow money in amounts of up to one-third of the Sub-Account’s total assets from banks for any purpose. A Sub-Account also may borrow up to 5% of the Sub-Account’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities. The issuance of senior securities by a Sub-Account can increase the speculative character of the Sub-Account’s outstanding shares through leveraging.

With respect to the fundamental policy relating to real estate set forth in (5) above, the 1940 Act does not prohibit a Sub-Account from owning real estate; however, a Sub-Account is limited in the amount of illiquid assets it may purchase. To the extent that investments in real estate are considered illiquid, the current SEC staff position generally limits a Sub-Account’s purchases of illiquid securities to 15% of net assets. The policy in (5) above will be interpreted not to prevent a Sub-Account from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, mortgage-backed securities instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities. Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell. In addition, owners of real estate may be subject to various liabilities, including environmental liabilities.

With respect to the fundamental policy relating to commodities set forth in (6) above, the 1940 Act does not prohibit a Sub-Account from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). However, a Sub-Account is limited in the amount of illiquid assets it may purchase. To the extent that investments in commodities are considered illiquid, the current SEC staff position generally limits a Sub-Account’s purchases of illiquid securities to 15% of net assets.

The Sub-Account’s fundamental policies are written and will be interpreted broadly. For example, the policies will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC, its staff and others as they are given from time to time. When a policy provides that an investment practice may be conducted as permitted by the 1940 Act, the practice will be considered to be permitted if either the 1940 Act permits the practice or the 1940 Act does not prohibit the practice.

As a non-fundamental policy, the Sub-Accounts’ investments will not be concentrated in particular industries or groups of industries. In accordance with the Sub-Accounts’ investment programs set forth in the Prospectus, each of the Sub-Accounts may invest more than 25% of its assets in certain of the underlying funds.

A description of the Sub-Accounts’ policies and procedures with respect to the disclosure of portfolio securities is contained in the SAI.

Risk Factors

The value of your purchase payments invested in the various Sub-Accounts in your Contract are not guaranteed and will increase and decrease according to the investment performance of the underlying mutual funds. You assume the investment risk of the purchase payments allocated to the various Sub-Accounts in your Contract. A comprehensive discussion of each Sub-Account’s objectives and risks is found in this Prospectus. You should review the investment objectives of each Sub-Account carefully before allocating purchase payments to any Sub-Accounts.

Value of Investments in Underlying Mutual Funds

An investment in any of the Sub-Accounts carries with it certain risks, including the risk that the value of the investments in mutual funds through the Sub-Account, will decline and you could lose money. This could happen if the financial investment markets as a whole decline in value or if the investments made by a mutual fund held by a Sub-Account in which you have invested declines in value. You should review the prospectuses of the underlying mutual funds carefully and analyze the risk factors disclosed therein that are applicable to each Sub-Account. Amounts allocated to a Sub-Account by the Contract Owner will be used to purchase Accumulation Units, representing value units of the total investment of the Sub-Account. After the initial purchase of Accumulation Units, the value of a Contract’s investment in a Sub-Account will be based on the number of units held and the current Accumulation Unit value, which will fluctuate with the investment performance of the underlying investments of the Sub-Account. Some of such risks are as follows:

Equity Risk - Common stocks and other similar equity securities are the riskiest investments in a company and they fluctuate more in value than bonds. An underlying mutual fund could lose all of its investment in a company’s stock.

Industry Concentration Risk - Certain underlying mutual funds may concentrate their investments in a given industry or business segment. Such concentration may increase such underlying mutual fund’s costs or fluctuations in the value of its investment portfolio.

Credit and Interest Rate Risks - The underlying mutual funds may invest in bonds and other income-producing securities, such as preferred stock. These securities are subject to credit risk and interest rate risk. Credit risk is the risk that an issuer of a bond or other income-producing security will not make interest or principal payments when they are due. Even if an issuer does not default on a payment, a bond’s value may decline if the market anticipates that the issuer has become less able or less willing, to make payments on time. Even high quality bonds are subject to some credit risk. However, credit risk is higher for lower quality bonds. The value of bonds generally can be expected to fall when interest rates rise. Interest rate risk is the risk that interest rates will raise, so that value of an underlying mutual fund’s investments in bonds will fall. The impact of changes in the general level of interest rates on lower quality bonds may be greater than the impact on higher quality bonds.

Non - Diversification Risk - Certain underlying mutual funds may be non-diversified. Non-diversification risk is the risk that large positions in a small number of issuers may cause greater fluctuations on the underlying fund’s Net Asset Value as a result of changes in the market’s assessment of the financial condition of such issuers.

Foreign Securities Risk - Certain underlying mutual funds invest primarily in American Depositary Receipts (“ADRs”) representing interest in foreign issuers. While ADRs are not necessarily denominated in the currencies of the foreign securities they represent, they are subject to many of the risks associated with foreign securities. Such risks can increase the chances that the applicable underlying mutual funds will lose money. These risks include difficulty in pricing securities, defaults on foreign government securities, difficulties enforcing favorable judgments in foreign courts and political and social instability. The issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States. Therefore, there may be less information available regarding these issuers and there may not be a correlation between such information and the market value of the depositary receipts.

Illiquid Securities - Some of the underlying mutual funds may invest some of their funds in illiquid securities. Illiquid securities face the risk that they may not be readily sold, particularly at times when it is advisable to avoid losses.

Commodities – To the extent the portfolio invest in commodities or instruments whose performance is linked to the price of an underlying commodity or commodity index, the portfolio will be subject to the risks of investing in commodities, including regulatory, economic and political developments, weather events and natural disasters and market disruptions. The portfolio’s investment exposure to the commodities markets may subject the portfolio to greater volatility than investments in more traditional securities, such as stocks and bonds. Commodities and commodity-linked investments may be less liquid than other investments. Commodity-linked investments are subject to the credit risks associated with the issuer, and their values may decline substantially if the issuer’s creditworthiness deteriorates.

Counterparty – The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

Currency – The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

Derivatives – Using derivatives exposes the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Emerging Markets – Investments in the securities of issuers located in or principally doing business in emerging markets are subject to foreign investments risks. These risks are greater for investments in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. Emerging market securities are often particularly sensitive to market movements because their market prices tend to reflect speculative expectations. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

Fixed-Income Securities – The market prices of fixed-income securities may go up or down, sometimes rapidly and unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. In addition, the market value of a fixed income security may decline if the issuer or other obligor of the security fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. Interest rates have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Manager – The portfolio is subject to the risk that the Portfolio Construction Manager’s judgments and investment decisions, as well as the methods, tools, resources, information and data, and the analyses employed or relied on by the Portfolio Construction Manager to make those judgments and decisions may be incorrect or otherwise may not produce the desired results. This could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

Market – The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the Portfolio Construction Manager. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

REITs – Investing in real estate investment trusts (“REITs”) involves unique risks. When the portfolio invests in REITs, it is subject to risks generally associated with investing in real estate. A REIT’s performance depends on the types and locations of the properties it owns, how well it manages those properties and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. REITs are subject to a number of highly technical tax-related rules and requirements; and the failure to qualify as a REIT could result in corporate-level taxation, significantly reducing the return on an investment to the portfolio.

Risk Factors Applicable to the Growth Portfolio

●	Asset Allocation – The Portfolio Construction Manager allocates the portfolio’s assets among various asset classes and underlying funds. These allocations may be unsuccessful in maximizing the portfolio’s return and/or avoiding investment losses, and may cause the portfolio to underperform.

●	Commodities – To the extent the portfolio invest in commodities or instruments whose performance is linked to the price of an underlying commodity or commodity index, the portfolio will be subject to the risks of investing in commodities, including regulatory, economic and political developments, weather events and natural disasters and market disruptions. The portfolio’s investment exposure to the commodities markets may subject the portfolio to greater volatility than investments in more traditional securities, such as stocks and bonds. Commodities and commodity-linked investments may be less liquid than other investments. Commodity-linked investments are subject to the credit risks associated with the issuer, and their values may decline substantially if the issuer’s creditworthiness deteriorates.

●	Counterparty – The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

●	Currency – The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

●	Derivatives – Using derivatives exposes the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

●	Emerging Markets – Investments in the securities of issuers located in or principally doing business in emerging markets are subject to foreign investments risks. These risks are greater for investments in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. Emerging market securities are often particularly sensitive to market movements because their market prices tend to reflect speculative expectations. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

●	Equity Securities – Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure and consequently may entail greater risk of loss than debt securities. Equity securities include common and preferred stocks. Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the equity securities owned by the portfolio fall, the value of your investment in the portfolio will decline.

●	Fixed-Income Securities – The market prices of fixed-income securities may go up or down, sometimes rapidly and unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. In addition, the market value of a fixed income security may decline if the issuer or other obligor of the security fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. Interest rates have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

●	Foreign Investments – Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

●	Interest Rate – Interest rates in the U.S. have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. The value of fixed income securities generally goes down when interest rates rise, and therefore the value of your investment in the portfolio may also go down. Debt securities have varying levels of sensitivity to changes in interest rates. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

●	Leveraging – The value of your investment may be more volatile to the extent that the portfolio borrows or uses derivatives or other investments that have a leveraging effect on the portfolio. Other risks also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have had. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the portfolio’s assets. The portfolio also may have to sell assets at inopportune times to satisfy its obligations.

●	Manager – The portfolio is subject to the risk that the Portfolio Construction Manager’s judgments and investment decisions, as well as the methods, tools, resources, information and data, and the analyses employed or relied on by the Portfolio Construction Manager to make those judgments and decisions may be incorrect or otherwise may not produce the desired results. This could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

●	Market – The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the Portfolio Construction Manager. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

●	REITs – Investing in real estate investment trusts (“REITs”) involves unique risks. When the portfolio invests in REITs, it is subject to risks generally associated with investing in real estate. A REIT’s performance depends on the types and locations of the properties it owns, how well it manages those properties and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. REITs are subject to a number of highly technical tax-related rules and requirements; and the failure to qualify as a REIT could result in corporate-level taxation, significantly reducing the return on an investment to the portfolio.

●	Underlying Funds – Because the portfolio invests its assets in various underlying funds, its ability to achieve its investment objective depends largely on the performance of the underlying funds in which it invests. Each of the underlying funds in which the portfolio may invest has its own investment risks, and those risks can affect the value of the underlying funds’ shares and therefore the value of the portfolio’s investments. There can be no assurance that the investment objective of any underlying fund will be achieved. To the extent that the portfolio invests more of its assets in one underlying fund than in another, the portfolio will have greater exposure to the risks of that underlying fund. In addition, the portfolio will bear a pro rata portion of the operating expenses of the underlying funds in which it invests. The “Underlying Funds” section of the fund’s prospectus identifies certain risks of each underlying fund.

●	Valuation – The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s valuation of the investment, particularly for securities that trade in thin or volatile markets, that are priced based upon valuations provided by third-party pricing services that use matrix or evaluated pricing systems, or that are valued using a fair value methodology.

Risks Factors Applicable to the Moderate Growth Portfolio

●	Asset Allocation – The Portfolio Construction Manager allocates the portfolio’s assets among various asset classes and underlying funds. These allocations may be unsuccessful in maximizing the portfolio’s return and/or avoiding investment losses, and may cause the portfolio to underperform.

●	Commodities – To the extent the portfolio invest in commodities or instruments whose performance is linked to the price of an underlying commodity or commodity index, the portfolio will be subject to the risks of investing in commodities, including regulatory, economic and political developments, weather events and natural disasters and market disruptions. The portfolio’s investment exposure to the commodities markets may subject the portfolio to greater volatility than investments in more traditional securities, such as stocks and bonds. Commodities and commodity-linked investments may be less liquid than other investments. Commodity-linked investments are subject to the credit risks associated with the issuer, and their values may decline substantially if the issuer’s creditworthiness deteriorates.

●	Counterparty – The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

●	Credit – If an issuer or other obligor (such as a party providing insurance or other credit enhancement) of a security held by the portfolio or a counterparty to a financial contract with the portfolio defaults or is downgraded, or is perceived to be less creditworthy, or if the value of any underlying assets declines, the value of your investment will typically decline. Below investment grade, high-yield debt securities (commonly known as “junk bonds”) have a higher risk of default and are considered speculative. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer and will be disproportionately affected by a default, downgrade or perceived decline in creditworthiness.

●	Currency – The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

●	Derivatives – Using derivatives expose the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

●	Emerging Markets – Investments in the securities of issuers located in or principally doing business in emerging markets are subject to foreign investments risks. These risks are greater for investments in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. Emerging market securities are often particularly sensitive to market movements because their market prices tend to reflect speculative expectations. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

●	Equity Securities – Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure and consequently may entail greater risk of loss than debt securities. Equity securities include common and preferred stocks. Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the equity securities owned by the portfolio fall, the value of your investment in the portfolio will decline.

●	Extension – When interest rates rise, repayments of fixed income securities, particularly asset- and mortgage-backed securities, may occur more slowly than anticipated, extending the effective duration of these fixed income securities at below market interest rates and causing their market prices to decline more than they would have declined due to the rise in interest rates alone. This may cause the portfolio’s share price to be more volatile.

●	Fixed-Income Securities – The market prices of fixed-income securities may go up or down, sometimes rapidly and unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. In addition, the market value of a fixed income security may decline if the issuer or other obligor of the security fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. Interest rates have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

●	Floating Rate Loans – Floating rate loans are often made to borrowers whose financial condition is troubled or highly leveraged. These loans frequently are rated below investment grade and are therefore subject to “High-Yield Debt Securities” risk. There is no public market for floating rate loans and the loans may trade infrequently and be subject to wide bid/ask spreads. Many floating rate loans are subject to restrictions on resale. Floating rate loans may have trade settlement periods in excess of seven days, which may result in the fund not receiving proceeds from the sale of a loan for an extended period. As a result, the fund may be subject to greater “Liquidity” risk than a fund that does not invest in floating rate loans and the fund may be constrained in its ability to meet its obligations (including obligations to redeeming shareholders). The lack of an active trading market may also make it more difficult to value floating rate loans. Rising interest rates can lead to increased default rates as payment obligations increase.

●	Foreign Investments – Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

●	High-Yield Debt Securities – High-yield debt securities, commonly referred to as “junk bonds,” are securities that are rated below “investment grade” (that is, securities rated below Baa/BBB) or, if unrated, determined to be below investment grade by the sub-adviser. Changes in interest rates, the market’s perception of the issuers and the creditworthiness of the issuers may significantly affect the value of these bonds. Junk bonds are considered speculative, have a higher risk of default, tend to be less liquid and may be more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments.

●	Interest Rate – Interest rates in the U.S. have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. The value of fixed income securities generally goes down when interest rates rise, and therefore the value of your investment in the portfolio may also go down. Debt securities have varying levels of sensitivity to changes in interest rates. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

●	Leveraging – The value of your investment may be more volatile to the extent that the portfolio borrows or uses derivatives or other investments that have a leveraging effect on the portfolio. Other risks also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have had. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the portfolio’s assets. The portfolio also may have to sell assets at inopportune times to satisfy its obligations.

●	Liquidity – The portfolio may make investments that are illiquid or that become illiquid after purchase. The liquidity and value of investments can deteriorate rapidly and those investments may be difficult or impossible to sell, particularly during times of market turmoil. These illiquid investments may also be difficult to value. If the portfolio is forced to sell an illiquid investment to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

●	Manager – The portfolio is subject to the risk that the Portfolio Construction Manager’s judgments and investment decisions, as well as the methods, tools, resources, information and data, and the analyses employed or relied on by the Portfolio Construction Manager to make those judgments and decisions may be incorrect or otherwise may not produce the desired results. This could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

●	Market – The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the Portfolio Construction Manager. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

●	Prepayment or Call – Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

●	REITs – Investing in real estate investment trusts (“REITs”) involves unique risks. When the portfolio invests in REITs, it is subject to risks generally associated with investing in real estate. A REIT’s performance depends on the types and locations of the properties it owns, how well it manages those properties and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. REITs are subject to a number of highly technical tax-related rules and requirements; and the failure to qualify as a REIT could result in corporate-level taxation, significantly reducing the return on an investment to the portfolio.

●	Underlying Funds – Because the portfolio invests its assets in various underlying funds, its ability to achieve its investment objective depends largely on the performance of the underlying funds in which it invests. Each of the underlying funds in which the portfolio may invest has its own investment risks, and those risks can affect the value of the underlying funds’ shares and therefore the value of the portfolio’s investments. There can be no assurance that the investment objective of any underlying fund will be achieved. To the extent that the portfolio invests more of its assets in one underlying fund than in another, the portfolio will have greater exposure to the risks of that underlying fund. In addition, the portfolio will bear a pro rata portion of the operating expenses of the underlying funds in which it invests. The “Underlying Funds” section of the fund’s prospectus identifies certain risks of each underlying fund.

●	U.S. Government Agency Obligations – Government agency obligations have different levels of credit support and, therefore, different degrees of credit risk. Securities issued by agencies and instrumentalities of the U.S. government that are supported by the full faith and credit of the U.S. generally present a lesser degree of credit risk than securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the issuer’s right to borrow from the U.S. Treasury and securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the credit of the issuing agencies. Although the U.S. government has provided financial support to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) in the past, there can be no assurance that it will support these or other government sponsored entities in the future.

●	Valuation – The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s valuation of the investment, particularly for securities that trade in thin or volatile markets, that are priced based upon valuations provided by third-party pricing services that use matrix or evaluated pricing systems, or that are valued using a fair value methodology.

Risks Factors Applicable to the Moderate Portfolio

●	Asset Allocation – The Portfolio Construction Manager allocates the portfolio’s assets among various asset classes and underlying funds. These allocations may be unsuccessful in maximizing the portfolio’s return and/or avoiding investment losses, and may cause the portfolio to underperform.

●	Commodities – To the extent the portfolio invest in commodities or instruments whose performance is linked to the price of an underlying commodity or commodity index, the portfolio will be subject to the risks of investing in commodities, including regulatory, economic and political developments, weather events and natural disasters and market disruptions. The portfolio’s investment exposure to the commodities markets may subject the portfolio to greater volatility than investments in more traditional securities, such as stocks and bonds. Commodities and commodity-linked investments may be less liquid than other investments. Commodity-linked investments are subject to the credit risks associated with the issuer, and their values may decline substantially if the issuer’s creditworthiness deteriorates.

●	Counterparty – The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

●	Credit – If an issuer or other obligor (such as a party providing insurance or other credit enhancement) of a security held by the portfolio or a counterparty to a financial contract with the portfolio defaults or is downgraded, or is perceived to be less creditworthy, or if the value of any underlying assets declines, the value of your investment will typically decline. Below investment grade, high-yield debt securities (commonly known as “junk bonds”) have a higher risk of default and are considered speculative. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer and will be disproportionately affected by a default, downgrade or perceived decline in creditworthiness.

●	Currency – The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

●	Derivatives – Using derivatives expose the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

●	Emerging Markets – Investments in the securities of issuers located in or principally doing business in emerging markets are subject to foreign investments risks. These risks are greater for investments in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. Emerging market securities are often particularly sensitive to market movements because their market prices tend to reflect speculative expectations. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

●	Equity Securities – Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure and consequently may entail greater risk of loss than debt securities. Equity securities include common and preferred stocks. Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the equity securities owned by the portfolio fall, the value of your investment in the portfolio will decline.

●	Extension – When interest rates rise, repayments of fixed income securities, particularly asset- and mortgage-backed securities, may occur more slowly than anticipated, extending the effective duration of these fixed income securities at below market interest rates and causing their market prices to decline more than they would have declined due to the rise in interest rates alone. This may cause the portfolio’s share price to be more volatile.

●	Fixed-Income Securities – The market prices of fixed-income securities may go up or down, sometimes rapidly and unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. In addition, the market value of a fixed income security may decline if the issuer or other obligor of the security fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. Interest rates have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

●	Floating Rate Loans – Floating rate loans are often made to borrowers whose financial condition is troubled or highly leveraged. These loans frequently are rated below investment grade and are therefore subject to “High-Yield Debt Securities” risk. There is no public market for floating rate loans and the loans may trade infrequently and be subject to wide bid/ask spreads. Many floating rate loans are subject to restrictions on resale. Floating rate loans may have trade settlement periods in excess of seven days, which may result in the fund not receiving proceeds from the sale of a loan for an extended period. As a result, the fund may be subject to greater “Liquidity” risk than a fund that does not invest in floating rate loans and the fund may be constrained in its ability to meet its obligations (including obligations to redeeming shareholders). The lack of an active trading market may also make it more difficult to value floating rate loans. Rising interest rates can lead to increased default rates as payment obligations increase.

●	Foreign Investments – Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

●	High-Yield Debt Securities – High-yield debt securities, commonly referred to as “junk bonds,” are securities that are rated below “investment grade” (that is, securities rated below Baa/BBB) or, if unrated, determined to be below investment grade by the sub-adviser. Changes in interest rates, the market’s perception of the issuers and the creditworthiness of the issuers may significantly affect the value of these bonds. Junk bonds are considered speculative, have a higher risk of default, tend to be less liquid and may be more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments.

●	Interest Rate – Interest rates in the U.S. have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. The value of fixed income securities generally goes down when interest rates rise, and therefore the value of your investment in the portfolio may also go down. Debt securities have varying levels of sensitivity to changes in interest rates. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

●	Leveraging – The value of your investment may be more volatile to the extent that the portfolio borrows or uses derivatives or other investments that have a leveraging effect on the portfolio. Other risks also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have had. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the portfolio’s assets. The portfolio also may have to sell assets at inopportune times to satisfy its obligations.

●	Liquidity – The portfolio may make investments that are illiquid or that become illiquid after purchase. The liquidity and value of investments can deteriorate rapidly and those investments may be difficult or impossible to sell, particularly during times of market turmoil. These illiquid investments may also be difficult to value. If the portfolio is forced to sell an illiquid investment to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

●	Manager – The portfolio is subject to the risk that the Portfolio Construction Manager’s judgments and investment decisions, as well as the methods, tools, resources, information and data, and the analyses employed or relied on by the Portfolio Construction Manager to make those judgments and decisions may be incorrect or otherwise may not produce the desired results. This could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

●	Market – The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the Portfolio Construction Manager. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

●	Prepayment or Call – Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

●	REITs – Investing in real estate investment trusts (“REITs”) involves unique risks. When the portfolio invests in REITs, it is subject to risks generally associated with investing in real estate. A REIT’s performance depends on the types and locations of the properties it owns, how well it manages those properties and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. REITs are subject to a number of highly technical tax-related rules and requirements; and the failure to qualify as a REIT could result in corporate-level taxation, significantly reducing the return on an investment to the portfolio.

●	Underlying Funds – Because the portfolio invests its assets in various underlying funds, its ability to achieve its investment objective depends largely on the performance of the underlying funds in which it invests. Each of the underlying funds in which the portfolio may invest has its own investment risks, and those risks can affect the value of the underlying funds’ shares and therefore the value of the portfolio’s investments. There can be no assurance that the investment objective of any underlying fund will be achieved. To the extent that the portfolio invests more of its assets in one underlying fund than in another, the portfolio will have greater exposure to the risks of that underlying fund. In addition, the portfolio will bear a pro rata portion of the operating expenses of the underlying funds in which it invests. The “Underlying Funds” section of the fund’s prospectus identifies certain risks of each underlying fund.

●	U.S. Government Agency Obligations – Government agency obligations have different levels of credit support and, therefore, different degrees of credit risk. Securities issued by agencies and instrumentalities of the U.S. government that are supported by the full faith and credit of the U.S. generally present a lesser degree of credit risk than securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the issuer’s right to borrow from the U.S. Treasury and securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the credit of the issuing agencies. Although the U.S. government has provided financial support to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) in the past, there can be no assurance that it will support these or other government sponsored entities in the future.

●	Valuation – The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s valuation of the investment, particularly for securities that trade in thin or volatile markets, that are priced based upon valuations provided by third-party pricing services that use matrix or evaluated pricing systems, or that are valued using a fair value methodology.

Risk Factors Applicable to the Conservative Portfolio

●	Asset Allocation – The Portfolio Construction Manager allocates the portfolio’s assets among various asset classes and underlying funds. These allocations may be unsuccessful in maximizing the portfolio’s return and/or avoiding investment losses, and may cause the portfolio to underperform.

●	Commodities – To the extent the portfolio invest in commodities or instruments whose performance is linked to the price of an underlying commodity or commodity index, the portfolio will be subject to the risks of investing in commodities, including regulatory, economic and political developments, weather events and natural disasters and market disruptions. The portfolio’s investment exposure to the commodities markets may subject the portfolio to greater volatility than investments in more traditional securities, such as stocks and bonds. Commodities and commodity-linked investments may be less liquid than other investments. Commodity-linked investments are subject to the credit risks associated with the issuer, and their values may decline substantially if the issuer’s creditworthiness deteriorates.

●	Convertible Securities – Convertible securities share investment characteristics of both fixed income and equity securities. However, the value of these securities tends to vary more with fluctuations in the value of the underlying common stock than with fluctuations in interest rates. The value of convertible securities also tends to exhibit lower volatility than the underlying common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The portfolio could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.

●	Counterparty – The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

●	Credit – If an issuer or other obligor (such as a party providing insurance or other credit enhancement) of a security held by the portfolio or a counterparty to a financial contract with the portfolio defaults or is downgraded, or is perceived to be less creditworthy, or if the value of any underlying assets declines, the value of your investment will typically decline. Below investment grade, high-yield debt securities (commonly known as “junk bonds”) have a higher risk of default and are considered speculative. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer and will be disproportionately affected by a default, downgrade or perceived decline in creditworthiness.

●	Currency – The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

●	Derivatives – Using derivatives exposes the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

●	Emerging Markets – Investments in the securities of issuers located in or principally doing business in emerging markets are subject to foreign investments risks. These risks are greater for investments in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. Emerging market securities are often particularly sensitive to market movements because their market prices tend to reflect speculative expectations. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

●	Equity Securities – Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure and consequently may entail greater risk of loss than debt securities. Equity securities include common and preferred stocks. Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the equity securities owned by the portfolio fall, the value of your investment in the portfolio will decline.

●	Extension – When interest rates rise, repayments of fixed income securities, particularly asset- and mortgage-backed securities, may occur more slowly than anticipated, extending the effective duration of these fixed income securities at below market interest rates and causing their market prices to decline more than they would have declined due to the rise in interest rates alone. This may cause the portfolio’s share price to be more volatile.

●	Fixed-Income Securities – The market prices of fixed-income securities may go up or down, sometimes rapidly and unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. In addition, the market value of a fixed income security may decline if the issuer or other obligor of the security fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. Interest rates have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

●	Floating Rate Loans – Floating rate loans are often made to borrowers whose financial condition is troubled or highly leveraged. These loans frequently are rated below investment grade and are therefore subject to “High-Yield Debt Securities” risk. There is no public market for floating rate loans and the loans may trade infrequently and be subject to wide bid/ask spreads. Many floating rate loans are subject to restrictions on resale. Floating rate loans may have trade settlement periods in excess of seven days, which may result in the fund not receiving proceeds from the sale of a loan for an extended period. As a result, the fund may be subject to greater “Liquidity” risk than a fund that does not invest in floating rate loans and the fund may be constrained in its ability to meet its obligations (including obligations to redeeming shareholders). The lack of an active trading market may also make it more difficult to value floating rate loans. Rising interest rates can lead to increased default rates as payment obligations increase.

●	Foreign Investments – Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

●	High-Yield Debt Securities – High-yield debt securities, commonly referred to as “junk bonds,” are securities that are rated below “investment grade” (that is, securities rated below Baa/BBB) or, if unrated, determined to be below investment grade by the sub-adviser. Changes in interest rates, the market’s perception of the issuers and the creditworthiness of the issuers may significantly affect the value of these bonds. Junk bonds are considered speculative, have a higher risk of default, tend to be less liquid and may be more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments.

●	Interest Rate – Interest rates in the U.S. have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. The value of fixed income securities generally goes down when interest rates rise, and therefore the value of your investment in the portfolio may also go down. Debt securities have varying levels of sensitivity to changes in interest rates. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

●	Leveraging – The value of your investment may be more volatile to the extent that the portfolio borrows or uses derivatives or other investments that have a leveraging effect on the portfolio. Other risks also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have had. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the portfolio’s assets. The portfolio also may have to sell assets at inopportune times to satisfy its obligations.

●	Liquidity – The portfolio may make investments that are illiquid or that become illiquid after purchase. The liquidity and value of investments can deteriorate rapidly and those investments may be difficult or impossible to sell, particularly during times of market turmoil. These illiquid investments may also be difficult to value. If the portfolio is forced to sell an illiquid investment to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

●	Manager – The portfolio is subject to the risk that the Portfolio Construction Manager’s judgments and investment decisions, as well as the methods, tools, resources, information and data, and the analyses employed or relied on by the Portfolio Construction Manager to make those judgments and decisions may be incorrect or otherwise may not produce the desired results. This could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

●	Market – The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the Portfolio Construction Manager. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

●	Prepayment or Call – Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

●	REITs – Investing in real estate investment trusts (“REITs”) involves unique risks. When the portfolio invests in REITs, it is subject to risks generally associated with investing in real estate. A REIT’s performance depends on the types and locations of the properties it owns, how well it manages those properties and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. REITs are subject to a number of highly technical tax-related rules and requirements; and the failure to qualify as a REIT could result in corporate-level taxation, significantly reducing the return on an investment to the portfolio.

●	Underlying Funds – Because the portfolio invests its assets in various underlying funds, its ability to achieve its investment objective depends largely on the performance of the underlying funds in which it invests. Each of the underlying funds in which the portfolio may invest has its own investment risks, and those risks can affect the value of the underlying funds’ shares and therefore the value of the portfolio’s investments. There can be no assurance that the investment objective of any underlying fund will be achieved. To the extent that the portfolio invests more of its assets in one underlying fund than in another, the portfolio will have greater exposure to the risks of that underlying fund. In addition, the portfolio will bear a pro rata portion of the operating expenses of the underlying funds in which it invests. The “Underlying Funds” section of the fund’s prospectus identifies certain risks of each underlying fund.

●	U.S. Government Agency Obligations – Government agency obligations have different levels of credit support and, therefore, different degrees of credit risk. Securities issued by agencies and instrumentalities of the U.S. government that are supported by the full faith and credit of the U.S. generally present a lesser degree of credit risk than securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the issuer’s right to borrow from the U.S. Treasury and securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the credit of the issuing agencies. Although the U.S. government has provided financial support to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) in the past, there can be no assurance that it will support these or other government sponsored entities in the future.

●	Valuation – The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s valuation of the investment, particularly for securities that trade in thin or volatile markets, that are priced based upon valuations provided by third-party pricing services that use matrix or evaluated pricing systems, or that are valued using a fair value methodology.

Risk Factors Applicable to the International Growth Portfolio

●	Asset Allocation - The Portfolio Construction Manager allocates the portfolio’s assets among various underlying funds. These allocations may be unsuccessful in maximizing the portfolio’s return and/or avoiding investment losses, and may cause the portfolio to underperform other investments with a similar strategy.

●	Cash Management and Defensive Investing - Money market instruments or short-term debt securities held by the portfolio for cash management or defensive investing purposes can fluctuate in value. Like other fixed income securities, they are subject to risk, including market, interest rate and credit risk. If the fund holds cash uninvested, the portfolio will not earn income on the cash and the portfolio’s yield will go down. If a significant amount of the portfolio’s assets are used for cash management or defensive investing purposes, it will be more difficult for the portfolio to achieve its objective.

●	Currency - When the portfolio invests in securities denominated in foreign currencies, the portfolio may incur currency conversion costs and may be affected favorably or unfavorably by changes in the rates of exchange between those currencies and the U.S. dollar. Currency exchange rates can be volatile and are affected by, among other factors, the general economics of a country, the actions of the U.S. and foreign governments or control banks, the imposition of currency controls, and speculation.

●	Emerging Markets - Investing in the securities of issuers located in or principally doing business in emerging markets are subject to foreign securities risks. These risks are greater for investments in emerging markets. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more advanced countries. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

●	Fixed-Income Securities - The market prices of fixed-income securities may go up or down, sometimes rapidly or unpredictably due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. When market prices fall, the value of investment in the portfolio will go down. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

If interest rates rise, repayments of fixed-income securities may occur more slowly than anticipated by the market. This may drive the prices of these securities down because their interest rates are lower than the current interest rate and they remain outstanding longer. This is sometimes referred to as extension risk.

Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. This is sometimes referred to as prepayment or call risk.

●	Foreign Securities - Foreign securities are subject to a number of additional risks, including nationalization or expropriation of assets, imposition of currency controls or restrictions, confiscatory taxation, political or financial instability and other adverse economic or political developments. Lack of information and less market regulation also may affect the value of these securities.

●	Increase in Expenses - Actual costs of investing in the portfolio may be higher than expected for a variety of reasons. For example, expense ratios may be higher than expected if average net assets decrease. Net assets are more likely to decrease and the portfolio expense ratios are more likely to increase when markets are volatile.

●	Market - The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Market prices of securities also may go down due to events or conditions that affect particular sectors or issuers. When market prices fall, the value of the portfolio’s investment will go down. The portfolio may experience a substantial or complete loss on any individual security. The recent financial crisis has caused a significant decline in the value and liquidity of many securities. In response to the financial crisis, the U.S. and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets. The withdrawal of this support could negatively affect the value and liquidity of certain securities. In addition, legislation recently enacted in the U.S. calls for changes in many aspects of financial regulation. The impact of the legislation on the markets, and the practical implications for market participants, may not be fully known for some time.

●	Stocks - Stocks may be volatile – their prices may go up and down dramatically over the shorter term. These price movements may result from factors affecting individual companies, industries, the securities market as a whole or the over-all economy.

●	Underlying Funds - Because the portfolio invests its assets in various underlying funds, its ability to achieve its investment objective depends largely on the performance of the underlying funds in which it invests. Each of the underlying funds in which the portfolio may invest has its own investment risks, and those risks can affect the value of the underlying funds’ shares and therefore the value of the portfolio’s investments. There can be no assurance that the investment objective of any underlying fund will be achieved. To the extent that the portfolio invests more of its assets in one underlying fund than in another, the portfolio will have greater exposure to the risks of that underlying fund. In addition, the portfolio will bear a pro rata portion of the operating expenses of the underlying funds in which it invests.

Risk Factors Applicable to the Money Market Portfolio

An investment in this portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in this portfolio, and such loss is more likely in a low interest rate environment.

In addition, you should be aware that there have been a very small number of money market funds in other fund complexes that, in the past, have failed to pay investors $1.00 per share for their investment in those funds (this is referred to as “breaking the buck”), and any money market fund may do so in the future. If a money market fund breaks the buck or if money market funds are perceived to be likely to do so, there could be significant redemptions from money market funds, driving market prices of securities down and making it more difficult for the portfolio to maintain a $1.00 per share net asset value. You should also be aware that Universal and its affiliates are under no obligation to provide financial support to the portfolio or take other measures to ensure that you receive $1.00 per share for your investment in the portfolio. You should not invest in the portfolio with the expectation that any such action will be taken.

There is no assurance that the portfolio will meet its investment objective. The portfolio could underperform short-term debt instruments or other money market funds, or you could lose money, as a result of risks (in alphabetical order) such as:

●	Banking Industry – The portfolio may invest a significant portion of its assets in obligations that are issued or backed by U.S. and non-U.S. banks and other financial services companies, and thus will be more susceptible to negative events affecting the worldwide financial services sector. Banks are sensitive to changes in money market and general economic conditions. Banks are highly regulated. Decisions by regulators may limit the loans banks make and the interest rates and fees they charge, and may reduce bank profitability.

●	Credit – An issuer or other obligor (such as a party providing insurance or other credit enhancement) of a security held by the portfolio or a counterparty to a financial contract with the fund may default or its credit may be downgraded, or the value of assets underlying a security may decline.

●	Currency – The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

●	Foreign Investments – Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

●	Interest Rate – The interest rates on short-term obligations held in the portfolio will vary, rising or falling with short-term interest rates generally. Interest rates in the United States have recently been at historically low levels. The portfolio’s yield will tend to lag behind general changes in interest rates. The ability of the portfolio’s yield to reflect current market rates will depend on how quickly the obligations in its portfolio mature and how much money is available for investment at current market rates.

●	Liquidity – The portfolio may make investments that are illiquid or that become illiquid after purchase. The liquidity and value of investments can deteriorate rapidly and those investments may be difficult or impossible to sell, particularly during times of market turmoil. These illiquid investments may also be difficult to value. If the portfolio is forced to sell an illiquid investment to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

●	Manager – The underlying fund is actively managed by such fund’s sub-adviser. Consequently, the underlying fund is subject to the risk that the methods and analyses employed by the sub-adviser may not produce the desired results.

●	Market – A change in interest rates or a decline in the market value of a portfolio investment, lack of liquidity in the bond markets, real or perceived adverse economic or political conditions, inflation, or other market events could cause the value of your investment in the portfolio, or its yield, to decline. Financial markets in the United States, Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

●	Money Market Fund Reform – New requirements for money market funds will take effect over the course of 2015 and 2016. The new regulations will impact funds differently depending upon the types of investors that will be permitted to invest in a fund, and the types of securities in which a fund may invest. “Retail” money market funds will generally limit their beneficial owners to natural persons. All other money market funds will be considered to be “institutional” money market funds. “Prime” money market funds will be permitted to invest primarily in corporate or other non-government securities, “U.S. government” money market funds will be required to invest a very high percentage of their assets in U.S. government securities and “municipal” money market funds will be required to invest significantly in municipal securities. Under the new requirements, institutional prime money market funds and institutional municipal money market funds will be required to sell and redeem shares at prices based on their market value (a floating net asset value). Retail money market funds and institutional U.S. government money market funds will not be subject to the floating net asset value requirement. The new rules will also permit or require both retail and institutional money market funds to impose liquidity fees and suspend redemptions temporarily in certain circumstances. As a result, money market funds will be required to implement changes that will impact and may adversely affect the funds and their investors.

●	Portfolio Selection – The underlying fund’s sub-adviser’s judgment about the quality, relative yield or value of, or market trends affecting, a particular security or sector, or about interest rates, may be incorrect.

●	Redemption – The portfolio may experience periods of heavy redemptions that could cause the portfolio to liquidate its assets at inopportune times or at a loss or depressed value, and that could affect the portfolio’s ability to maintain a $1.00 share price. Redemption risk is greater to the extent that the underlying fund has investors with large shareholdings, short investment horizons, or unpredictable cash flow needs. The redemption by one or more large shareholders of their holdings in the underlying fund could have an adverse impact on the remaining shareholders in the fund. In addition, the underlying fund may suspend redemptions when permitted by applicable regulations.

●	Repurchase Agreements – If the other party to a repurchase agreement defaults on its obligation, the portfolio may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security and the market value declines, the portfolio could lose money. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the portfolio’s ability to dispose of the underlying securities may be restricted.

●	U.S. Government Agency Obligations – Government agency obligations have different levels of credit support and, therefore, different degrees of credit risk. Securities issued by agencies and instrumentalities of the U.S. government that are supported by the full faith and credit of the U.S. generally present a lesser degree of credit risk than securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the issuer’s right to borrow from the U.S. Treasury and securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the credit of the issuing agencies. Although the U.S. government has provided financial support to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) in the past, there can be no assurance that it will support these or other government sponsored entities in the future.

●	Yield – The amount of income received by the portfolio will go up or down depending on day-to-day variations in short-term interest rates, and when interest rates are very low the portfolio’s expenses could absorb all or a significant portion of the portfolio’s income. If interest rates increase, the portfolio’s yield may not increase proportionately. For example, Transamerica Asset Management (“TAM”) or its affiliates may discontinue any temporary voluntary fee limitation or recoup amounts previously waived or reimbursed. In addition, the recent adoption of more stringent regulations governing the management of money market funds could have a negative effect on yields.

Unsuitable for Short Term Trading

The Contracts are intended for long-term financial planning, and are, thus, unsuitable for short-term goals. Neither the Contracts described in this Prospectus, the Sub-Accounts, nor the underlying mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as “market-timing” or “short-term trading”). A Contract Owner who intends to use an active trading strategy should consult his/her registered representative and request information on other variable annuity contracts that offer segregated and separately-managed pools of assets or underlying mutual funds that are designed specifically to support active trading strategies. Universal Life discourages (and will take action to deter) short-term trading in this Contract because the frequent movement between or among Sub-Accounts may negatively impact other investors in the Contract.

Risk of Lapse

Your Contract could terminate if the value of the policy becomes so low that it cannot support the Contract’s charges and fees.

Tax Consequences

You should always consult a tax advisor about the application of Federal and Puerto Rico tax law to your individual situation prior to your investment in the Contract and prior to making any decisions relating to Surrenders and Annuitization. The Puerto Rico and Federal Income tax treatment of variable annuity Contracts is complex and current tax treatment of variable annuity contracts may change over time. Any amendment to the PR Code or the US Internal Revenue Code may result in a change in the tax treatment of the variable annuity contract that could impact, among other things, the contract expenses associated with the buying, exchanging, owning, or surrendering the contract. For more details see Tax Considerations beginning on page 104 of this Prospectus.

Universal Life’s Ability to Meet Annuity and Death Benefit Payments

The ability of Universal Life to timely meet its payment obligations under the Contract, including annuity and Death Benefit payments, may be affected by various factors which affect Universal Life’s liquidity and, thus, its claims paying ability. Universal Life’s liquidity and claims paying ability may be affected by factors which include, but are not limited to, the following:

●	Rating agencies lowering Universal Life’s rating.

●	Investments made by Universal Life experience higher than anticipated losses.

●	Disruption in the financial markets.

●	Changes in interest rates.

●	Actual experience adversely varies from Universal Life’s underwriting assumptions.

●	Reinsurers refuse or fail to pay claims when due.

Management

The management of the Variable Account’s business and affairs is the responsibility of the Board of Directors of Fortune V Separate Account. The Board of Directors of Universal Life has established a managing board (the “Board”) and has delegated certain responsibilities for the operation of the Variable Account to the Board. A majority of the members of the Board will be non-interested persons as defined in Section 2(a)(19) of the 1940 Act.

Universal Financial Services, Metro Office Park, Street 1, Lot 10, 3rd Floor, will serve as the investment adviser contracted by Fortune V Separate Account to select the Sub-Account, to choose different investment alternatives for the Separate Account and to review that the investment objective of each portfolio is met. Universal Financial Services is a registered investment adviser and wholly owned subsidiary of Universal Group, Inc. Universal Financial Services has approximately $524 million in assets under management as of December 31, 2020.

A discussion regarding the basis for the Board approving the investment advisory agreement of the Variable Account will be available in the Variable Account’s semi-annual report to shareholders, for the period ending on June 30, 2021.

The representatives from Universal Financial Services oversee the portfolio construction managers and validate compliance with the investment objectives within each allocation portfolio. The portfolio managers of Universal Financial Services are:

●	Jose C. Benitez Ulmer, President of Universal Life Insurance Company and Universal Financial Services (2006). Previously, Senior Account Manager, Manulife Financial.

●	Michael Prewitt – As of October 12th 2021, assumed the role as Compliance Director for Universal Life Insurance Company, Chief Compliance Officer of Universal Financial Services. Previously, served as Director for the Supervision of Wealth Management of UBS Financial Services Inc. of Puerto Rico.

The Fortune V Separate Account has selected Morningstar Investment Management LLC1 as the Portfolio Construction Manager to serve as asset allocation consultant in connection with the management of the Sub-Accounts with the exception of the Money Market Portfolio.

Morningstar Investment Management LLC is a registered investment adviser and wholly owned subsidiary of Morningstar, Inc. Morningstar Investment Management LLC has approximately $36.5 Billion in assets under management as of March 31, 2021.

The portfolio construction managers for the Fortune V Separate Account are:

●	Dan McNeela, CFA, joined Morningstar, Inc. in 2000 as a manager research analyst, and served as associate director of fund analysis and editor of Morningstar Mutual Funds before joining Morningstar Investment Management LLC in 2006.

●	Michael Stout is a portfolio manager within Morningstar’s Investment Management Group and a member of the Asset Allocation Committee. He focuses on asset-allocation strategies employing mutual funds and ETFs, and co-manages two mutual funds at the firm. Mike was an original member of the Morningstar Investment Management Group’s predecessor organization in 1998.

●	Dominic Pappalardo is a Senior Client Portfolio Manager within Morningstar’s Investment Management Group. Mr. Pappalardo has oversight responsibilities for managing the Client Portfolio Management team which delivers customized solutions for institutional and third-party platform clients. Prior to joining Morningstar in 2020, he spent 19 years working in all aspects of fixed income portfolio management at McDonnell Investment Management, an affiliate of Natixis Investment Managers.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Variable Account.

[1]	Morningstar Investment Management, LLC serves as a portfolio construction manager and, as such, provides asset allocation and underlying fund selection services. Neither Morningstar, Inc., nor Morningstar Investment Management, LLC endorses the portfolio managers or sub-advisers of the underlying mutual funds. Morningstar Investment Management, LLC fund selections for each Sub-Account are selected from among those funds offered by the Variable Account. Morningstar Investment Management, LLC strongly encourages you to obtain and review the prospectus of the underlying mutual funds prior to making an investment decision.

Portfolio Construction Process

The portfolio construction process begins with the essential investment goals and risk expectations for each portfolio. The Portfolio Construction Manager follows an investment approach that it believes will meet those goals and expectations. Asset allocation and broad diversification are key principles embedded in the portfolio construction. The Portfolio Construction Manager also aims to select underlying funds managed by talented investment managers, and endeavors to combine them in a way so that certain investment managers’ styles complement those of other investment managers.

The experienced investment professionals of the Portfolio Construction Manager oversee the entire process, working to understand the investment objectives, tailoring an asset allocation targeted to the portfolios’ expected performance profiles, selecting investment managers that work well in combination with one another, and monitoring the portfolios of the Sub-Accounts on an ongoing basis.

Asset Allocation

Asset allocation within the portfolios is based on the Portfolio Construction Manager’s judgment regarding the balance between appropriate diversification and relative value among the various asset classes represented in the portfolios. The Portfolio Construction Manager regularly gauges the relative value of the different asset classes, as well as their fundamentals and valuation-implied expected returns over the medium term. While the portfolios will normally be broadly diversified across asset classes and investment styles, the Portfolio Construction Manager will often overweight and underweight asset classes based on relative value. Morningstar Investment Management LLC’s asset-allocation decisions are informed through the research conducted by Morningstar’s Investment Management group’s global team of investment professionals. In-depth research into the various asset classes, by teams specializing in those asset classes, also factor into the inputs of an asset-allocation valuation tool we use to help us surface investment ideas. Based on fundamental inputs coming from our broader asset-class research, that tool outputs estimated fair values and estimated “valuation-implied returns” (“VIRs”) for some 200 equity and 150 fixed-income asset classes. These estimates assume a 10-year timeframe for valuation and profitability levels to revert to normal levels (they also incorporate various other fundamentals). Likewise, the return estimates are for a 10-year period. These return estimates (VIRs) are theoretical in nature, and are not taken at face value. Instead, we focus on the relativities among the VIRs, and how they’ve shifted over time, to highlight whether any particular asset classes are looking noticeably more or less attractive than others, or noticeably more or less attractive than usual, based on this particular metric. We incorporate that information into our decisions about where to prioritize our fundamental research at a different points in time. The VIR framework is not a quantitative system that drives our investing decisions. Instead it is an idea-generation tool—among other idea sources—that helps us identify potential opportunities for further research and analysis. Ultimately, all portfolio decisions are made qualitatively by the PMs, based on fundamental asset-class research conducted by our worldwide team of analysts and PMs.

Selecting Investments

The Portfolio Construction Manager selects underlying funds from the mutual-fund platform maintained by Transamerica Asset Management (“TAM”). TAM often solicits the input of the Portfolio Construction Manager when adding and removing funds from its platform, but TAM ultimately makes the final decision on the platform’s makeup. Fund managers are evaluated not just on performance and managerial skill, but on their stylistic characteristics relative to other managers on the platform and their typical performance patterns relative to the other managers. The ultimate goal is to own a mix of funds that are both good-performing members of their categories and a good fit with other funds in the portfolio.

Ongoing Monitoring: Ensuring that the Sub-Accounts remain on track

The Portfolio Construction Manager continually monitors the Sub-Accounts’ portfolio characteristics, risks, and performance behavior, and also continually evaluates the underlying mutual funds owned in the portfolios. The Portfolio Construction Manager monitors the portfolios’ asset-class weightings and fund exposures on a daily basis, comparing the actual allocations to the desired allocations. The Portfolio Construction Manager rebalances and/or reallocates the portfolios as it deems necessary; it also allocates daily cash inflows and outflows in a way that helps keep the portfolios near their desired asset-class mixes.

Deductions and Expenses

Distribution, Promotional and Sales Expenses

Universal Life pays commissions to the firms that sell the Contract. The maximum upfront commission payable on this contract is 5.5%. Note that the individual registered representatives typically receive only a portion of this amount; the remainder is retained by the firm. Universal Life may also, instead of a premium-based commission, pay an asset-based commission (sometimes referred to as “trails” or “residuals”), or a combination of the two.

In addition to or partially in lieu of commission, Universal Life may also pay the licensed firms a marketing allowance, which is based on the firm’s ability and demonstrated willingness to promote and market Universal Life’s products. How any marketing allowance is spent is determined by the firm following FINRA Regulations, but generally will be used to finance firm activities that may contribute to the promotion and marketing of Universal Life’s products.

Any person or firm that offers or sells the Contract must hold the appropriate agent and registered representative licenses issued by the Puerto Rico Commissioner of Insurance and/or the Puerto Rico Commissioner of Financial Institutions.

Underlying Investments of the Variable Account

The Variable Account aggregates all Contract Owner purchase, redemption, and transfer requests and submits one net purchase/redemption request to the relevant underlying fund each day, as applicable. Thus, from the underlying mutual fund’s standpoint, the Variable Account is a single shareholder. When the Variable Account aggregates transactions, the underlying mutual fund is relieved of incurring the expense of processing individual transactions.

Universal Life also pays the costs of selling the Contract (as discussed above), which benefits the underlying mutual funds by providing Contract Owners with access to the Sub-Accounts that correspond to the underlying mutual funds.

The Sub-Accounts receive the value of these services provided by Universal Life. Accordingly, the Sub-Accounts pay Universal Life and/or Universal Financial Services (or Universal Financial Services affiliates) a fee for some of the distribution and operational services that Universal Life provides (and related costs incurred). These payments may be made pursuant to investment adviser fees, if applicable, in which case they may be deducted from underlying mutual fund assets, or they may be made pursuant to service/administration agreements or similar agreements entered into with Universal Life or a Universal Life affiliate. These expenses shall not exceed an annualized rate of 0.35% of the value of the assets of the Sub-Accounts.

Currently UFS has in place an investment advisory agreement with Universal Life in connection with the Sub-Accounts. Pursuant to such investment advisory agreement UFS charges a fee to the Sub-Accounts of 0.35% of the value of the assets of the Sub-Accounts (the “UFS Fees”).

Pursuant to the Coinsurance Agreement Universal Life agreed among other things to a revenue share with Transamerica in connection with the Sub-Accounts. As part of the Coinsurance Agreement Universal Life agreed to establish a revenue share in connection with compensation received for services provided in connection with the Sub-Accounts. In order for Universal Life to comply with such obligations under the Coinsurance Agreement UFS has agreed to pay, to the extent permitted by law, the annual rate of 0.15% of the value of the assets of the Sub-Accounts to Transamerica and the annual rate of 0.10% of the value of the assets of the Sub-Accounts to Universal Life. These payments are payable by UFS to Universal Life and Transamerica and are not in addition to the UFS Fees.

Universal Life took into consideration the anticipated payments from the Sub-Accounts when it determined the charges that would be assessed under the Contract. Without these payments, Contract charges could be higher.

Profitability

Universal Life does consider profitability when determining the charges in the Contract. In early Contract Years, Universal Life does not anticipate earning a profit, since that is a time when administrative and distribution expenses are typically higher. Universal Life does, however, anticipate earning a profit in later Contract Years. In general, Universal Life’s profit will be greater the higher the investment return and the longer the Contract is held.

Charges and Deductions

Variable Account Charge

The base Variable Account Charge (for the Universal VIA, or Class B Contracts) is 1.40% on an annualized basis and compensates Universal Life for administrative and distribution expenses, as well as expenses associated with issuing, maintaining, and assuming certain risks in connection with the Contract. The election of any available options may increase this charge. This charge is 1.75% for the Universal VIA w/Liquidity Rider (Class L) and 1.95% for Universal VIA Select (C Share). Universal Life deducts this charge from the Variable Account each business day based on the value of the Variable Account. If the Variable Account Charge is insufficient to cover actual expenses, the loss is borne by Universal Life.

The higher Variable Account Charges correspond to a shorter surrender charge (Contingent Deferred Sales Charge, or CDSC) period. The Universal VIA (Class B) Contract has a nine year CDSC (surrender charge) period and a 1.40% Variable Account Charge; The Universal VIA w/Liquidity Rider (Class L) Contract has a four year CDSC and a 1.75% Variable Account Charge; and the Universal VIA Select (C Share) Contract has no CDSC and a 1.95% Variable Account Charge. (The CDSC schedules are included in Fee Table at the beginning of this prospectus). The Contract type or class must be selected at issue (when you buy the Contract) and cannot be changed. Holding the Class L and Class C share Contracts for an extended period will cost more than holding the Class B Contracts, and the higher cost of the L share and C share Contracts does not stop at the end of the contingent deferred sales charge period, but continues as long as you own the Contract (before you begin receiving annuity payments).

For Contracts sold before November 1st, 2011, for the Universal VIA – Class B Contracts, the Variable Account Charge was 1.65% (instead of the current 1.40%).

The Fortune V “Rule 12b-1 Plan”

As explained above, in the Fortune V Separate Account, the L Share and C Share Classes, as compared to the base B Share Class, have shorter surrender charge (CDSC) periods and higher Variable Account Charges.

The higher Variable Account Charges for the L share and C share contracts (the amount by which the 1.75% and 1.95% Variable Account Charges exceed the 1.40% charge) come out of the Account’s assets and compensate the Company for the lower revenue expected to be derived from the CDSC. Amounts derived from the Variable Account Charges become part of the company’s general assets, and the Company uses its assets to pay expenses associated with the distribution of the Contracts (including marketing expenses, commissions and other compensation paid to dealers, prospectus preparation and delivery, etc.). Therefore, some or all of the higher Variable Account Charge may be deemed to be directly or indirectly financing sales or distribution activity out of the Account’s assets.

Accordingly, the amount of the Variable Account Charge for the L Share and C Share Contracts that exceeds the base Variable Account Charge for the B Share Contracts might be viewed as using Variable Account assets to finance distribution of the Contracts. This could result in the Account being deemed to be acting as a distributor of the Contracts in violation of Rule 12b-1 under the 1940 Act, unless the Variable Account adopts a “Plan” pursuant to Rule 12b-1.

Therefore, the Fortune V Separate Account has adopted a “Rule 12b-1 Plan,” to ensure compliance with Section 12(b) of the 1940 Act. The Plan does not increase, decrease, or otherwise change any of the fees and charges deducted under the Contracts or from the Variable Account; and the Plan does not add to, delete from, or otherwise change the services provided to the Variable Account by the Company or by Universal Financial Services, Inc. (“UFS,” the investment adviser contracted to manage the Sub-Accounts and the distributor or principal underwriter of the Contracts). The Plan authorizes and approves the current charges and all related activity of the Company and UFS. The Plan does not change the rights or benefits of Contract Owners; the Plan merely reflects the on-going operations of the Variable Account and the current terms and provisions of the Contracts. The Plan does not amend, revise, or alter the Contracts in any way.

Contract Maintenance Charge

Universal Life deducts a $50 Contract maintenance charge on each Contract Anniversary and at the time of a full Surrender of the Contract (the “Contract Maintenance Charge”). This charge compensates Universal Life for administrative expenses related to issuing and maintaining the Contract. If the Contract Value is greater than or equal to $100,000 on a Contract Anniversary, then this charge is waived for that year and all subsequent years. If the Contract is fully Surrendered and the Contract Value at the time of Surrender is greater than or equal to $100,000 the charge is also waived.

The deduction of the Contract Maintenance Charge will be taken proportionately from each Sub-Account based on the value in each option as compared to the total Contract Value.

Universal Life will not increase the Contract Maintenance Charge. Universal Life will not reduce or eliminate the Contract Maintenance Charge where it would be discriminatory or unlawful.

Puerto Rico Tax Charge

Universal Life deducts on an annual basis from each Variable Account a Puerto Rico tax equal to 0.10% of the Net Asset Value of the Variable Account as of December 31 of each calendar year. This Puerto Rico tax is payable by Universal Life to the Puerto Rico Treasury Department pursuant to Section 1023.01 of the P.R. Code.

Optional Contract Benefits, Charges and Deductions

For an additional charge, the following optional benefits are available to Contract Owners. Optional benefits must be elected at the time of application and will replace the corresponding standard Contract benefit. Once elected, the optional benefits may not be removed from the Contract. The charges associated with optional benefits are generally only assessed prior to Annuitization. This option is only available to contracts with owner age 70 or younger on the Date of Issue.

Liquidity Rider

This optional rider reduces the number of years each purchase payment is subject to Surrender Charges. You can only elect this rider at the time you purchase the Contract and its selection is irrevocable. There is an extra charge for this rider. A rider fee equal to an effective annual rate of 0.35% of the daily Net Asset Value in the Variable Account is deducted in calculating the Accumulation Unit Values (increasing the Variable Account Charge from 1.40% to 1.75%). The rider fee is charged prior to Annuitization.

For Contracts sold between November 1st, 2011 and July 31st, 2013, the rider fee for the optional Liquidity Rider was 0.10% (instead of the current 0.35%).

One-Year Enhanced Death Benefit Option

A Standard Death Benefit is provided by the Contract at no additional cost. For an additional charge at an annualized rate of 0.20% of the daily net assets of the Variable Account, the Contract Owner may elect the One-Year Enhanced Death Benefit Option. The charge associated with this option will be assessed until Annuitization.

For Contract Owners that have elected this option, and which have made purchase payments of less than or equal to $3,000,000, the Death Benefit will generally be the greatest of:

(1)	the Contract Value;

(2)	the total of all purchase payments, less an adjustment for amounts Surrendered; or

(3)	the highest Contract Value on any Contract Anniversary prior to the Owner’s 86th birthday, less an adjustment for amounts subsequently Surrendered, plus purchase payments received after that Contract Anniversary.

Death Benefit Calculations

The Contract Owner may elect either the Standard Death Benefit (as discussed further below) or the One-Year Enhanced Death Benefit Rider (as discussed further below), which is offered under the Contract for an additional charge. If no election is made at the time of application, the Death Benefit will be the Standard Death Benefit.

Optional Contract Benefits, Charges and Deductions – No Longer Available for Purchase

The following optional benefit riders were formerly available for contracts issued prior to April 1st, 2021: the Principal Protection Rider and the Income for Life Rider. You may have elected to purchase Principal Protection Rider Option A or Option B; or Income for Life Rider Option A or Option B. The Living Benefits Riders were available only at inception. These riders, described more fully below, are no longer available for purchase.

Principal Protection Rider

Available only at inception for premiums applied during the first 6 months after Contract issuance. We guarantee the future value described below regardless of the performance of the Sub-Accounts you select.

Guaranteed Future Value. We guarantee that, on the Guaranteed Future Value Date (15 years after you elect the rider for Option A and 13 years after you elect the rider for Option B), your Contract Value will at least equal your Guaranteed Future Value adjusted for withdrawals. The Guaranteed Future Value on the rider date (i.e., the date the rider is added to the Contract) is the cumulative premiums during the first 6 months after Contract issue. If the Contract Value is less than the Guaranteed Future Value on the Guaranteed Value Date, we will add an amount equal to the difference to your Contract Value. After the Guaranteed Future Value Date, the Principal Protection Rider terminates.

A rider fee of 0.95% for Option A Principal Protection 15 and 1.35% for Option B Principal Protection 13 is deducted on each rider anniversary for the Guaranteed Future Value and upon rider termination.

There is a pro-rata deduction for any off-anniversary surrenders. Subject to market conditions, the Company may increase the rider fee percentage up to 1.00% more than the original fee, so that a rider fee of 1.95% would be deducted for Option A, and 2.35% would be deducted for Option B.

The Contract Owner can revoke the rider after 30 days if the rider fee is increased by more than 0.75%.

After the rider date and before the Guaranteed Future Value Date, the Guaranteed Vulture value is equal to:

●	the guaranteed future value on the rider date; less

●	subsequent adjusted partial withdrawals (as described below).

After the Guaranteed Future Value Date, the Guaranteed Future Value Equals Zero.

Guaranteed Future Value Adjusted for Partial Withdrawals. If you take a partial withdrawal, it will reduce your Guaranteed Future Value. The amount of the reduction is referred to as the adjusted partial withdrawal amount, which will be equal to the greater of:

1.	the Gross Partial Withdrawal amount; or

2.	the result of (A divided by B), multiplied by C, where:

A.	is the amount of Gross Partial Withdrawal;

B.	is the Contract Value immediately prior to the Gross Partial Withdrawal; and

C.	is the Guaranteed Future Value immediately prior to the Gross Partial Withdrawal.

In other words, if your Contract Value is greater than the Guaranteed Future Value at the time you make a partial withdrawal, then your Guaranteed Future Value is reduced by the same amount we reduce your Contract Value. However, if your Contract Value is less than the Guaranteed Future Value at the time you make a partial withdrawal, then your Guaranteed Future Value will be reduced by more than the amount we reduce your Contract Value.

Available Sub-Account Choices.

Conservative Asset Allocation Portfolio, Moderate Asset Allocation Portfolio, and Money Market Portfolio are available investment options in the Principal Protection Rider.

The Principal Protection Rider cannot be combined with the Income for Life Rider.

Please note: You do not have any protection under the Principal Protection Rider unless you hold the Contract with the rider for fifteen (15) years for Option A or thirteen (13) years for Option B. If you think that you may terminate the Contract or elect to start receiving annuity payments (or if you must begin taking required minimum distributions) before the Guaranteed Future Value Date, electing the rider may not be in your best interests.

Income for Life Rider

If you elected the Income for Life Rider we will provide a specified annual percentage of the Total Withdrawal Base regardless of the performance of the Sub-Accounts you select.

Total Withdrawal Base (“TWB”)

The Total Withdrawal Base is used to calculate the Maximum Annual Withdrawal Amount (“MAWA”). At rider inception, the initial TWB is equal to the Contract Value. Thereafter, the TWB is increased by subsequent premium payments, growth and automatic step-ups and reduced for excess withdrawals. The automatic step-up and the growth features do not affect the Contract Value. These features only affect the Total Withdrawal Base.

On each rider anniversary, the TWB will be set to the greatest of:

1)	The current TWB

2)	The Contract Value on the rider anniversary;

3)	The current TWB immediately prior to anniversary processing multiplied by the Growth Factor.

The Growth Factor is 1.05 for the first 10 rider years and 1.03 thereafter.

Item 3) is set to zero after the latest of 10 rider years or actual age 59.

Item 3) is set to zero if there have been any withdrawals in the current rider year.

If the largest value is 2) above, the rider will be deemed to have a “step-up”. If the largest value above is 1) the Contract did not “step-up”.

On Item 3, the 5% or 3% growth is only credited to the TWB on the rider anniversary if no withdrawal is taken during the year. There is not an adjustment or credit for partial years of interest.

A rider fee of 1.15% is deducted on each rider anniversary as a percentage of the Total Withdrawal Base for Option A. Income for Life Conservative and 1.50% for Option B. Income for Life Moderate. There is a pro-rata deduction for any off-anniversary surrenders subject to market conditions. The Company reserves the right to increase the rider fee by 1.00%, to 2.15% and 2.50%, respectively.

The Income for Life Rider cannot be combined with the Principal Protection Rider.

Maximum Annual Withdrawal Amounts (“MAWA”)

The MAWA is the maximum amount that can be withdrawn in a rider year without reducing the TWB. On each rider anniversary the MAWA is the withdrawal percentage multiplied by the TWB. The MAWA is not prorated in the first rider year. The MAWA for the upcoming year is calculated after the TWB is recalculated on the rider anniversary. This is also the benefit amount paid if the Contract Value is exhausted.

If additional premium payments are applied after the rider date, the TWB is increased by the amount of the premium and the MAWA will be recalculated on the date the premium is applied.

Excess Withdrawals

Partial withdrawals that are less than or equal to the MAWA will not reduce the Total Withdrawal Base. Excess withdrawals occur when the sum of gross withdrawals in a rider year exceed the MAWA. Any withdrawal taken before the rider anniversary immediately following the Annuitant’s 59th birthday is considered an excess withdrawal.

Excess withdrawals will reduce the total withdrawal base by the TWB Adjustment. The TWB Adjustment is the greater of 1 and 2, where:

1)	is the excess gross withdrawal amount; and

2)	is A divided by B and multiplied by C

A)	The excess withdrawal

B)	The Contract Value after the MAWA has been withdrawn but prior the excess withdrawal

C)	The Total Withdrawal Base prior to the withdrawal

Withdrawal Percentages

The Withdrawal Percentage is initially locked in at the time of the first withdrawal if the withdrawal occurs following the first rider anniversary after attainment of actual age 59. The Withdrawal Percentage is not recalculated at the time of an automatic step-up. This percentage will be zero until the rider anniversary following the Annuitant’s 59th birthday. The Withdrawal Percentages are:

Age	Single Life Withdrawal Percentage
0 - 59	0.00%
60 - 64	4.00%
65 and higher	5.00%

Ages are determined using the actual age (the age attained at last birthday) at the most recent Contract Anniversary.

Rider Fee

The annual rider fee is based on the TWB on the rider anniversary immediately before any automatic step-up or growth is applied. A pro-rated rider fee assessed at Contract surrender is based on the TWB at the time of the surrender and the number of days since the prior rider anniversary. Subject to market conditions, Universal Life may increase the rider fee percentage up to 1.00% more than original fee. The rider fee will be for Contract life. The rider is revocable if the Company increases fee percentage by more than 0.75%.

You have the right to reject an automatic step-up within 30 days following a rider anniversary, if the rider fee percentage increases. If you reject an automatic step-up, you must notify us in a manner which is acceptable to us; however, you are eligible for future automatic step-ups. Changes as a result of the automatic step-up feature will be reversed. Any increase in the rider fee or withdrawal percentage will also be reversed.

Rider Termination

This rider may terminate if the base Contract is terminated or if the rider is assigned without our consent.

Misstatement of Age provision

If a misstatement of age causes incorrect payments to be made, the TWB and MAWA will be adjusted to their correct values based on the actual age.

Available Sub-Account Choices

Option A. Income for Life Conservative Rider has available the following investment options: Conservative Asset Allocation, Moderate Asset Allocation and Money Market Portfolio.

Option B. Income for Life Moderate Rider has available the following investment options: Conservative Asset Allocation, Moderate Asset Allocation, and Money Market Portfolio. At our discretion, we may make changes to the Sub-Account options available under the Income for Life Riders.

Fee Tables for Discontinued Contracts

Living Benefit Riders

Two optional living benefit riders were formerly available for sale: the Principal Protection Rider and the Income for Life Rider. The living benefit riders are no longer available for purchase.

Principal Protection Rider. Available only at inception for premiums applied during the first 6 months after Contract issuance, we guarantee that your Contract Value will be at least the same as the Guaranteed Future Value on the Guaranteed Future Value Date. The Principal Protection Rider cannot be combined with the Income for Life Rider. If the Contract Owner elects the Principal Protection Rider, Universal Life will assess an annual fee of 0.95% for Principal Protection Rider Option A (15 years) and 1.35% for Principal Protection Rider Option B (13 years), based on the Guaranteed Future Value.

Income for Life Rider. Available only at inception, we guarantee that you may take a specified annual withdrawal percentage of the Total Withdrawal Base regardless of the Contract Value. The Income for Life Rider cannot be combined with the Principal Protection Rider.

A rider fee of 1.15% will be deducted on each rider anniversary as a percentage of the Total Withdrawal Base for Option A. Income for Life Conservative and 1.50% for Option B. Income for Life Moderate.

Charges for Optional Benefits. The charges associated with the Principal Protection Rider and the Income for Life Rider are only assessed prior to Annuitization.

The following fee tables are only applicable to Contracts sold before July 2021. The tables describe the various costs and expenses you will pay if you elected the Principal Protection Rider or the Income for Life Rider. The riders are no longer available for purchase.

Income for Life Rider (annual charge as a % of the Total Withdrawal Base on rider anniversary)

Option A. Income for Life Conservative (1)	1.15%
Option B. Income for Life Moderate (1)	1.50%

Principal Protection Rider (annual charge as a % of the Guaranteed Future Value on rider anniversary)

Option A. Principal Protection 15 (1)	0.95%
Option B. Principal Protection 13 (1)	1.35%

(1)	The Company reserves the right to increase this fee by 1.00%.

Summary of Maximum Contract Expenses

Variable Account Charge – C Share (including the Puerto Rico Tax Charge)	2.05%
Enhanced Death Benefit Option	0.20%
Income for Life Rider Option A. Conservative	1.15%
Income for Life Rider Option B. Moderate	1.50%
Principal Protection Rider Option A (15 years)	0.95%
Principal Protection Rider Option B (13 years)	1.35%

The Income for Life Rider and the Principal Protection Rider cannot be combined.

Maximum Possible Total Variable Account Charge – with riders no longer available

UNIVERSAL VIA (B Share)

With Income for Life Rider Option A Conservative, and Enhanced Death Benefit	2.85%
With Income for Life Rider Option B Moderate, and Enhanced Death Benefit	3.20%
With Principal Protection Rider Option A, 15 years, and Enhanced Death Benefit	2.65%
With Principal Protection Rider Option B, 13 years, and Enhanced Death Benefit	3.05%

UNIVERSAL VIA w/ Liquidity Rider (L share)

With Income for Life Rider Option A Conservative, Liquidity Rider and Enhanced Death Benefit	3.20%
With Income for Life Rider Option B Moderate, Liquidity Rider and Enhanced Death Benefit	3.55%
With Principal Protection Rider Option A, 15 years, Liquidity Rider and Enhanced Death Benefit	3.00%
With Principal Protection Rider Option B, 13 years, Liquidity Rider and Enhanced Death Benefit	3.40%

UNIVERSAL VIA SELECT (C Share)

With Income for Life Rider Option A Conservative, and Enhanced Death Benefit	3.40%
With Income for Life Rider Option B Moderate, and Enhanced Death Benefit	3.75%
With Principal Protection Rider Option A, 15 years, and Enhanced Death Benefit	3.20%
With Principal Protection Rider Option B, 13 years, and Enhanced Death Benefit	3.60%

General Description of Variable Annuity Contracts

The Contract described in this Prospectus is an individual flexible purchase payment deferred annuity contract, which, for purposes of the P.R. Code, as of the date of this Prospectus, shall be entitled to the deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed.

Purpose of the Contract

The Contract described in this Prospectus is intended to provide benefits to individuals or to entities such as a trust as further described in this Prospectus. It is not intended to be used:

●	by institutional investors;

●	in connection with other Universal Life contracts that have the same Annuitant; or

●	in connection with other Universal Life contracts that have different Annuitants, but the same Contract Owner.

By providing these annuity benefits, Universal Life assumes certain risks. If Universal Life determines that the risks it intended to assume in issuing the Contract have been altered by misusing the Contract as described above, Universal Life reserves the right to take any action it deems necessary to reduce or eliminate the altered risk, including, but not limited to, rescinding the Contract and returning the Contract Value (less any applicable contingent deferred sales charge (“CDSC”). Universal Life also reserves the right to take any action it deems necessary to reduce or eliminate altered risk resulting from materially false, misleading, incomplete or otherwise deficient information provided by the Contract Owner.

Fifteen Day Right to Review

Contract Owners may return the Contract for any reason within fifteen calendar days of delivery from Universal Life’s home office and Universal Life will refund the Contract Value or other amount required by law (see Right to Examine and Cancel).

Type of Contract

The Contract described in this Prospectus allow for the deferral of taxation on the income earned in the Contract until it is distributed or deemed to be distributed.

The Contract is a Non-Qualified U.S. Contract for tax purposes under the U.S. Internal Revenue Code. A Non-Qualified U.S. Contract is a contract that does not qualify for certain tax benefits under the U.S. Internal Revenue Code, and which is not an U.S. IRA, a Roth IRA, a SEP IRA, a Simple IRA, or a Tax Sheltered Annuity.

IRA and Nondeductible IRA Contributions Limit

Several limitations will apply if you elect to qualify the Contract as an IRA or Nondeductible IRA. The applicable rules and limitations are provided by Section 1081.02 and Section 1081.03 of the P.R. Code. Universal Life intends to comply with all these requirements. The most significant limitations are;

(i)	Maximum Contributions - the maximum contribution allowed to an IRA and Nondeductible IRA contract with a deduction during a taxable year is defined under Section 1033.15 of the P.R. Code (this will be the maximum allowed under this Contract). While contributions to an IRA are deductible, no deduction is allowed with respect to contributions to a Nondeductible IRA.

(ii)	Date of Contribution - the last day that IRA and Nondeductible IRA contributions will be accepted for a taxable year will be the deadline for filing Puerto Rico income tax returns, including extensions.

(iii)	Maximum Age for Contribution - contributions to an IRA can be made by individuals for a taxable year in which the individual reaches 75 years that receive income from employment, including self-employment. The age limitation does not apply to a Nondeductible IRA.

(iv)	IRA Early Distributions - generally a distribution from your IRA will be included in your gross income. The amount includible in gross income is measured by the excess of the amount distributed over your tax basis in the Contract. A distribution from your IRA before age 60 will be subject to a penalty tax of 10% or 15% for contracts who choose prepayment of earnings under Law 77 and Section P.R. Code 1023.23. There will be no penalty tax if the distribution qualifies for any of the following exceptions: death, disability, unemployment, payment for dependent’s college tuition, principal home purchase, repair to principal home due to damage caused by hurricane, fire, earthquakes, to avoid imminent foreclosure or incurring in default of the mortgage of principal residence, including refinancing, (up to the higher of one half of the fund deposited or $20,000) as a result of job loss or substantial verifiable income reduction to provide for certain terminal illness expenses, for acquisitions of dependent computer up to $1,200, (one every 6 years) to acquire certain renewable energy equipment (Up to $20,000), (one every 10 years), for the payment of child support past due for a period of 6 months or more,, or rollover to a Nondeductible IRA. The 10% or 15% penalty will be withheld by Universal Life unless the owner provides enough proof that the distribution qualifies for the above exceptions. List of required documents can be found in the Universal VIA IRA Disclosure Statement.

(v)	IRA Distributions - IRA distributions must begin on the taxable year in which the owner reaches age 75; or a period that commences no later than the year in which the owner reaches age 75 based on the life or the life expectancy of the owner or his/her spouse, or any period not extending beyond the life or the life expectancy of the owner or his/her spouse.

(vi)	Nondeductible IRA Distributions -Earnings accumulated from a Nondeductible IRA will be exempt from taxes if the distribution is made after owner attains age 60. Early distributions from a Nondeductible IRA could be subject to the IRA early distribution penalties.

You should consult your tax counsel in relation with the rules and regulations applicable to an IRA or a Nondeductible IRA.

The Contract in General

Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs. There are costs and charges associated with these benefits and advantages – costs and charges that are different, or do not exist at all, within other investment products. With help from financial consultants and advisers, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this Prospectus against those of other investment products.

This process of comparison and analysis should aid in determining whether the purchase of the Contract described in this Prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs.

The Contract described in this Prospectus is intended to provide benefits to the Contract Owner and his/her beneficiaries.

By providing these annuity benefits, Universal Life assumes certain risks. If Universal Life determines that the risks it intended to assume in issuing the Contract have been altered by misusing the Contract as described above, Universal Life reserves the right to take any action it deems necessary to reduce or eliminate the altered risk, including, but not limited to, rescinding the Contract and returning the Contract Value (less any applicable CDSC). Universal Life also reserves the right to take any action it deems necessary to reduce or eliminate altered risk resulting from materially false, misleading, incomplete or otherwise deficient information provided by the Contract Owner.

If this Contract is purchased to replace another variable annuity, be aware that you might be subject to a new CDSC schedule. In addition, the mortality tables used to determine the amount of annuity payments may be less favorable than those in the contract being replaced.

The Contract is offered to customers of various financial institutions and brokerage firms. No financial institution or brokerage firm is responsible for the guarantees under the Contract. Guarantees under the Contract are the sole responsibility of Universal Life.

In general, deferred variable annuities are long-term investments; they are not intended as short-term investments. Accordingly, Universal Life has designed the Contract to offer features, pricing, and investment options that encourage long-term ownership. It is very important that Contract Owners and prospective Contract Owners understand all the costs associated with owning a Contract, and if and how those costs change during the lifetime of the Contract. Contract and optional charges may not be the same in later Contract Years as they are in early Contract Years. The various Contract and optional benefit charges are assessed in order to compensate Universal Life for administrative services, distribution and operational expenses, and assumed actuarial risks associated with the Contract.

Following is a discussion of some relevant factors that may be of particular interest to prospective investors.

Ownership and Interests in the Contract

Contract Owner

Prior to the Annuitization Date, the Contract Owner has all rights under the Contract, unless a Joint Owner is named. If a Joint Owner is named, each Joint Owner has all rights under the Contract. Purchasers who name someone other than themselves as the Contract Owner will have no rights under the Contract. On the Annuitization Date, the Annuitant becomes the Contract Owner.

Contract Owners may name a new Contract Owner at any time before the Annuitization Date. Any change of Contract Owner automatically revokes any prior Contract Owner designation. Changes in Contract ownership may result in Puerto Rico income taxation and other taxes.

As described below, additional parties listed in the Contract may be entitled to certain rights, but only under specific conditions, as described in the Contract. Any designation by the Contract Owner of a Beneficiary, Annuitant, and Contingent Beneficiary must be made in accordance with the applicable requirements of Puerto Rico laws.

Puerto Rico Residents

The Contracts to be issued through the Variable Account may be offered, sold or transferred exclusively to Residents of Puerto Rico. All parties to the Contract (not including Beneficiaries and Contingent Beneficiaries, which are not parties to the Contract), must be Residents of Puerto Rico on the Date of Issue and must remain Residents of Puerto Rico prior to Annuitization. Whether an individual is a Resident of Puerto Rico depends on the facts and circumstances of each individual, which may change from year to year. Universal Life suggests to each investor to seek advice from its counsel to assess if the investor is a Resident of Puerto Rico. Prior to the initial purchase of the Contract, each potential investor will be required to represent in writing that such person is a Resident of Puerto Rico.

If any party ceases to be a Resident of Puerto Rico at any time prior to Annuitization, you must notify Universal Life no later than thirty (30) days after such change in residency occurred and no additional purchase payments to the Contract are permitted. Within 60 days of the residency change, the Contract Owner must either, (i) transfer the funds deposited to the Contract to another product; (ii) Surrender the Contract and receive a distribution of the Surrender Value of the Contract or (iii) transfer ownership to a person or persons who are Residents of Puerto Rico, pursuant to the terms of the Contract. A transfer or Surrender pursuant to items (i), (ii) or (iii) above may be subject to surrender penalties and taxable event.

If the Contract has been annuitized and the Annuitant (then the Contract Owner) ceases to be a Resident of Puerto Rico, the Contract Owner is required to notify Universal Life of the change in residency no later than thirty (30) days after such change occurred. Annuity payments by Universal Life after such change in residency may be subject to withholding tax under applicable Puerto Rico tax laws.

Joint Owner

Joint Owners each own an undivided interest in the Contract. A Joint Owner may be named only in accordance with Puerto Rico law.

Generally, the exercise of any ownership rights under the Contract must be in writing and signed by both Joint Owners. However, if a written election, signed by both Contract Owners, authorizing Universal Life to allow the exercise of ownership rights independently by either Joint Owner is submitted, Universal Life will permit Joint Owners to act independently. If such an authorization is submitted, Universal Life will not be liable for any loss, liability, cost, or expense for acting in accordance with the instructions of either Joint Owner.

If either Joint Owner dies before the Annuitization Date, the Death Benefit is payable.

Annuitant

The Annuitant is the person who will receive annuity payments and upon whose continuation of life and annuity payment involving life contingencies depends. This person must be age 85 or younger at the time of Contract issuance, unless Universal Life approves a request for an Annuitant of greater age.

The Contract Owner, if an individual may name someone other than himself/herself as the Annuitant, and if an entity, must name a living entity as the Annuitant. The Contract Owner may not name a new Annuitant without Universal Life’s consent. The designation of an Annuitant must be made by the Contract Owner in accordance with the applicable requirements of Puerto Rico estate laws.

Co-Annuitant or Joint Annuitant

If permitted by law, the person designated by the Contract Owner to be the recipient of certain rights or benefits under the Contract if the Annuitant dies before the Annuitization Date. In such a case, the designation must be made by the Contract Owner in accordance with the applicable requirements of Puerto Rico laws.

Beneficiary and Contingent Beneficiary

The Beneficiary is the person who is entitled to the Death Benefit if the owner dies before the Annuitization Date and there is no Joint Owner. The Contract Owner can name more than one Beneficiary. Multiple Beneficiaries will share the Death Benefit equally, unless otherwise specified. The designation of a Beneficiary or Contingent Beneficiary must be made by the Contract Owner in accordance with the applicable requirements of Puerto Rico laws, including estate laws.

A Contingent Beneficiary will succeed to the rights of the Beneficiary if no Beneficiary is alive when a Death Benefit is paid. The Contract Owner can name more than one Contingent Beneficiary. Multiple Contingent Beneficiaries will share the Death Benefit equally, unless otherwise specified.

Changes to the Parties to the Contract

Prior to the Annuitization Date (and subject to any existing assignments), the Contract Owner may request to change the following (provided that any new party to the Contract must be a Puerto Rico Resident):

●	Contract Owner

●	Joint Owner

●	Annuitant (subject to Universal Life’s underwriting and approval)

●	Beneficiary

●	Contingent Beneficiary

As is the case with certain of the initial designations of various Contract parties, the change of such Contract parties by the Contract Owner must be made in accordance with the applicable requirements of Puerto Rico laws.

The Contract Owner must submit the request to Universal Life in writing before the Annuitization Date. Once Universal Life receives and records the change request, the change will be effective as of the date the written request was received in good order, whether or not the Contract Owner or Annuitant is living at the time it was recorded. The change will not affect any action taken by Universal Life before the change was recorded.

In addition to the above requirements, any request to change the Contract Owner must be signed by the existing Contract Owner and the person designated as the new Contract Owner. Universal Life may require a signature guarantee.

Universal Life reserves the right to reject any change request that would alter the nature of the risk that Universal Life assumed when it originally issued the Contract (see Purpose of the Contract on page 85).

Operation of the Contract

Transfer Requests

Universal Life will accept Sub-Account transfer requests in writing or over the telephone if advance authorization is provided by the Contract Owner. Universal Life will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that it reasonably determined to be genuine. All telephone calls will be recorded for quality and security purposes. Universal Life may withdraw the telephone privileges at any time.

Amounts transferred to the Sub-Accounts will receive the Accumulation Unit value next determined after the transfer request is received.

Transfer Restrictions

Neither the Contract described in this Prospectus, the Sub-Accounts, nor the underlying mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as “market-timing” or “short-term trading”). A Contract Owner who intends to use an active trading strategy should consult his/her registered representative and request information on other variable annuity contracts that offer underlying mutual funds that are designed specifically to support active trading strategies.

Universal Life discourages (and will take action to deter) short-term trading in this Contract because the frequent movement between or among Sub-Accounts may negatively impact other investors in the Contract. Short-term trading can result in:

●	the dilution of the value of the investors’ interests in the underlying mutual fund;

●	underlying mutual fund managers taking actions that negatively impact performance (keeping a larger portion of the underlying mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

●	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this Contract from the negative impact of these practices, Universal Life has implemented, or reserves the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.

U.S. Mail Restrictions

Universal Life monitors transfer activity in order to identify those who may be engaged in harmful trading practices. Transaction reports are produced and examined. Generally, a Contract may appear on these reports if the Contract Owner (or a third party acting on his/her/its behalf) engages in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Period). For example, if a Contract Owner executes multiple Sub-Account transfers in one day, this counts as one transfer event. A single transfer occurring on a given trading day and involving only two Sub-Accounts will also count as one transfer event.

As a result of this monitoring process, Universal Life may restrict the method of communication by which transfer orders will be accepted. In general, Universal Life will adhere to the following guidelines:

Trading Behavior	Universal Life’s Response
6 or more transfer events in one calendar quarter	Universal Life will mail a letter to the Contract Owner notifying them that:

(1) they have been identified as engaging in harmful trading practices; and

(2) if their transfer events exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the Contract Owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfer events in 2 consecutive calendar quarters OR More than 20 transfer events in one calendar year	Universal Life will automatically limit the Contract Owner to submitting transfer requests via U.S. mail.

Each January 1st, Universal Life will start the monitoring, so that each Contract starts with 0 transfer events each January 1. See, however, the Other Restrictions provision below.

Managers of Multiple Contracts

Some investment advisers/representatives may manage the assets of multiple Universal Life contracts pursuant to trading authority granted or conveyed by multiple Contract Owners. These multi-contract advisers will generally be required by Universal Life to submit all transfer requests via U.S. mail.

Other Restrictions

Universal Life reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect Contract Owners, Annuitants, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract Owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of Universal Life’s monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by Universal Life to constitute harmful trading practices, may be restricted.

Any restrictions that Universal Life implements will be applied consistently and uniformly.

Right to Examine and Cancel

Contract Owners have a fifteen calendar day right to review and examine the Contract. The Contract may be returned to Universal Life’s home office for any reason within fifteen days of delivery from Universal Life’s home office and Universal Life will refund the Contract Value. The refunded Contract Value will reflect the value of the underlying investments in the Contract after deducting of any Contract charges, unless otherwise required by law. Please be advised that the purchase payments received by Universal Life during such fifteen-day period will be invested in accordance with the instructions of the Contract Owner. If the Contract Owner decides to cancel during the fifteen-day period, the value of the Contract will therefore depend on the value of the underlying investments in the Contract.

Assignment

Contract rights are personal to the Contract Owner and may not be assigned without Universal Life’s written consent. A Collateral Assignment of Contract Form must be completed and signed by the Assignor and Assignee in order for the Assignment to be effective. Universal Life reserves the right to refuse to recognize assignments that alter the nature of the risks that Universal Life assumed when it originally issued the Contract. A Contract Owner may assign some or all rights under the Contract. Assignments may only be made to residents of Puerto Rico. An assignment must occur before Annuitization while the Annuitant is alive. Once proper notice of assignment is recorded by Universal Life’s home office, the assignment will become effective. If you elect to qualify the Contract as an IRA or Nondeductible IRA, you will not be able to assign the Contract under any circumstances.

Universal Life is not responsible for the validity or tax consequences of any assignment. Universal Life is not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until Universal Life receives sufficient direction from the Contract Owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned may be treated as distributions and will be included in gross income to the extent that the cash value exceeds the investment in the Contract for the taxable year in which it was pledged or assigned.

Assignment of the entire Contract Value may cause the portion of the Collateral Assignment exceeding the purchase payments in the Contract and previously taxed amounts to be included in gross income for Puerto Rico income tax purposes each year that the assignment is in effect.

Contract Owner Services

Asset Rebalancing

“Asset Rebalancing” is the automatic reallocation of Contract Values to the Sub-Accounts to a predetermined percentage. Requests for Asset Rebalancing must be on a Universal Life-approved form.

Asset Rebalancing occurs monthly, quarterly, semi-annual, annual or any frequency permitted by Universal Life. If the last day of the period falls on a Saturday, Sunday, recognized holiday, or any other day when the New York Stock Exchange is closed, Asset Rebalancing will occur on the next business day. Each Asset Rebalancing reallocation is considered a transfer event and counts towards the quarterly and annual transfer event limits previously discussed. Contract Owners should consult a financial adviser to discuss the use of Asset Rebalancing. Universal Life reserves the right to suspend or discontinue offering the Asset Rebalancing program. Universal Life does not guarantee that this program will result in profit or protect Contract Owners from loss.

Dollar Cost Averaging

“Dollar Cost Averaging” is a transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount or percentage from certain Sub-Accounts into other Sub-Accounts. Universal Life does not guarantee that this program will result in profit or protect Contract Owners from loss.

Contract Owners direct Universal Life to automatically transfer specified amounts or percentages between Sub-Accounts. Transfers occur monthly or on another frequency if permitted by Universal Life. Dollar Cost Averaging transfers are not considered transfer events and do not count towards the quarterly and annual transfer event limits previously discussed. Universal Life will process transfers until either the value in the originating investment option is exhausted, or the Contract Owner instructs Universal Life in writing to stop the transfers.

Universal Life reserves the right to suspend or discontinue offering a Dollar Cost Averaging program.

Universal Life does not guarantee that this program will result in profit or protect Contract Owners from loss.

Systematic Surrenders

The Contract Owner may elect, on a form provided by Universal Life, to take systematic Surrenders of $100 or more on a monthly, quarterly, semi-annual or annual basis. Universal Life will process the Surrenders on a pro-rata basis from each Sub-Account of the Variable Account unless instructed otherwise. Systematic Surrenders may be subject to surrender charges.

Unless the Contract Owner has made an irrevocable election of Surrenders of substantially equal periodic payments, the systematic Surrenders may be modified at any time by written notification to Universal Life. Universal Life may discontinue prospective systematic Surrender programs.

Voting Rights

The assets held in the Sub-Accounts will be invested in underlying funds on the Transamerica mutual fund platform. Universal Life is the legal holder of the interests and shares held in a Sub-Account and as such has the right to vote to elect the governing boards of the underlying funds, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund, and to vote upon any other matter that may be voted upon at a shareholders’ meeting. To the extent required by law, Universal Life will vote at regular and special shareholder meetings in accordance with the instructions received from Contract Owners. Universal Life will furnish Contract Owners with the proper forms to enable them to give these instructions. The record date for any such vote shall be selected by the governing boards of the underlying funds.

Annuity Period

Annuity Commencement Date

The Annuity Commencement Date is the date on which annuity payments are scheduled to begin. The Contract Owner could designate the Annuity Commencement Date at the time of application. If no Annuity Commencement Date is designated at the time of application, Universal Life will establish the Annuity Commencement Date as the date the Annuitant reaches age 90.

The Contract Owner may change the Annuity Commencement Date before Annuitization. This change must be in writing and approved by Universal Life. The Annuity Commencement Date may not be later than the first day of the first calendar month after the Annuitant’s 90th birthday unless approved by Universal Life.

Annuitizing the Contract

Annuitization Date

The Annuitization Date is the date that Universal Life calculates the schedule of annuity payments and begins the processing necessary to start annuity payments. The date that annuity payments actually begin varies, but generally is within 30 days after Universal Life calculates the annuity payment schedule. The Annuitization Date will be the first day of a calendar month unless otherwise agreed. The Annuitization Date must be at least 2 years after the contract is issued, but may not be later than either:

●	the age (or date) specified in your Contract; or

●	the age (or date) specified by law.

The U.S. Internal Revenue Code may require that distributions be made prior to the Annuity Starting Date specified above (see Required Distributions).

Annuitization

Annuitization is the period during which annuity payments are received. Once Annuitization is chosen, the full account value is transferred from the separate account to the general account of the insurance company. An annuitization form must be completed and signed by the owner of the contract. Annuitization is irrevocable once payments have begun. All future payments will be made to the annuitant based on the selected annuitization option.

Fixed Annuity Payments

The Contract generally provides for fixed annuity payments (i.e., level annuity payments), except as set forth in the Income of a Specified Amount annuity payment option. Universal Life guarantees that each fixed annuity payment will be the same throughout Annuitization.

Frequency and Amount of Annuity Payments

Annuity payments are based on the annuity payment option elected.

If the net amount to be annuitized is less than $2,000, Universal Life reserves the right to pay this amount in a lump sum instead of periodic annuity payments.

Universal Life reserves the right to change the frequency of payments if the amount of any payment becomes less than $250. The payment frequency will be changed to an interval that will result in payments of at least $250.

Annuity Payment Options

The Annuitant must elect an annuity payment option before the Annuitization Date. If the Annuitant fails to elect an annuity payment option, Universal Life will assume a Life Income with a 10-Year (or 120 months) Term certain annuity payment option. Once elected, the annuity payment option may not be changed. The annuity payment options available may be limited based on the Annuitant’s age (and the joint Annuitant’s age, if applicable) or requirements under the P.R. Code and other applicable laws.

If, at the Annuitization Date, the total of all purchase payments made to the Contract is less than or equal to $2,000,000, the annuity payment options available are:

●	Income for a Specified Period

●	Life Income

●	Income for a Specified Amount

●	Standard Joint and Survivor

Fixed Income Option 1 – Income for a Specified Period

Period Certain Annuity Payments will use the mortality factors monthly installments broken down by the numbers of years payable for the Annuity Benefit. The guaranteed fixed income options are based on a guaranteed interest rate of 1.5% as defined in the Policy form Section “Fixed Annuity Payment Options”.

The specified period may not exceed your life expectancy. No funds will remain at the end of the specified period. The minimum period for annuitization is five (5) years.

Fixed Income Option 2 – Life Income

You may choose between:

(a)	No Period Certain – We will make level payments only during the Annuitant’s lifetime.

(b)	10 Years Certain – We will make level payments for the longer of the Annuitant’s lifetime or ten years.

The amount of the fixed payment is determined by multiplying each $1,000 of account value by the mortality factors included in the Annuitization tables for Life Annuity and Life Annuity with 10 Year Period Certain defined in the Policy Form Section “Fixed Annuity Payment Options”.

Please note that if the annuitant dies after the Annuitization start date, payments will cease after the date of death.

Fixed income options 2(a) is not available for Annuitant age(s) greater than 85.

Fixed Income Option 3 – Income of a Specified Amount

We will make payments for any specified amount you choose until the amount applied to this option, with interest, is exhausted. The duration of the payments may not exceed the Annuitant’s life expectancy. This will be a series of level payments followed by a small final payment.

Fixed Income Option 4 – Joint and Survivor Annuity

No Period Certain – We will make payments during the joint lifetime of the Annuitant and a Joint Annuitant of your choosing. We will make payments based on youngest surviving owner. The amount of the fixed payment is determined by multiplying each $1,000 of account value by the mortality factors included in the annuitization tables for Joint & Survivor Annuity.

Income option 4 is not available for Annuitant age(s) greater than 85.

Any Other Option

Annuity payment options not set forth in this provision may be available. Any annuity payment option not set forth in this provision must be approved by Universal Life.

Annuity Payment Options for Contracts with Total Purchase Payments Greater Than $2,000,000

If, at the Annuitization Date, the total of all purchase payments made to the Contract is greater than $2,000,000, Universal Life may limit the annuity payment option to the longer of:

(1)	a Fixed Life Annuity with a 10 Year Term Certain; or

(2)	a Fixed Life Annuity with a Term Certain to Age 95.

Additionally, Universal Life may limit the amount that may be annuitized on a single life to $2,000,000. If the total amount to be annuitized is greater than $2,000,000, then for the purpose of Annuitization only, Universal Life may permit additional Annuitants to be named.

Death Benefit

Death of Contract Owner/Annuitant

Whether a party to the Contract has certain rights (including the right to receive the Death Benefit) depends on whether certain parties have been named and whether the Contract Owner and the Annuitant are the same person.

In the event of the death of any party to the Contract including, but not limited to, the Contract Owner (or any Joint Owner) and the Annuitant (or any Joint Annuitant), the rights of any remaining parties under the Contract and the heirs of the deceased party with respect to the Contract and payments there under will be subject at all times to the applicable inheritance laws of the Commonwealth of Puerto Rico, including those provisions relating to forced heirs. Any payments required to be made by Universal Life under the Contract (including payment of the Death Benefit) after the death of any party to the Contract will be made by Universal Life in accordance with the applicable inheritance laws of the Commonwealth of Puerto Rico, and any such payments will be processed after Universal Life shall have received proof of death and any legally required court of other documents involving the estate of the deceased party to the Contract. Contract Owners are urged to consult their legal adviser to discuss any implications that Puerto Rico inheritance laws may have with respect to other parties to the Contract and with respect to the prospective heirs of such Contract Owner.

If a Contract Owner (including a Joint Owner) who is also the Annuitant dies before the Annuitization Date, a Death Benefit is payable to the surviving Joint Owner.

If there is no surviving Joint Owner, the Death Benefit is payable to the Beneficiary. Multiple Beneficiaries will share the Death Benefit equally unless otherwise specified.

If no Beneficiaries survive the Contract Owner/Annuitant, the Contingent Beneficiary receives the Death Benefit. Multiple Contingent Beneficiaries will share the Death Benefit equally unless otherwise specified.

If no Contingent Beneficiaries survive the Contract Owner/Annuitant, the last surviving Contract Owner’s estate will receive the Death Benefit.

If the Contract Owner/Annuitant dies after the Annuitization Date, any benefit that may be payable will be paid according to the selected annuity payment option.

Death Benefit Payment

The recipient of the Death Benefit may elect to receive the Death Benefit:

(1)	in a lump sum;

(2)	as an annuity for life (or for life expectancy);

(3)	in a 5 year Settlement Contract; or

(4)	in any other manner permitted by law and approved by Universal Life.

The Death Benefit Option selected will not impact the calculation of the Death Benefit.

Universal Life will pay (or will begin to pay) the Death Benefit within 30 days of receiving proof of death, instructions as to the payment of the Death Benefit and any other documents that may be required by Universal Life and/or under applicable Puerto Rico laws in good order.

Standard Death Benefit

If the Owner dies prior to the Annuitization Date and the total of all purchase payments made to the Contract is less than or equal to $3,000,000, the standard Death Benefit will be the greatest of:

(1)	the Contract Value; or

(2)	the total of all purchase payments, less an adjustment for amounts Surrendered.

The adjustment for amounts Surrendered will reduce the total of all purchase payments in the same proportion that the Contract Value was reduced on the date(s) of the partial Surrender(s).

Example:

Standard Death Benefit:

a)	Total Purchase Payments = $100,000

b)	Contract Value at time of death = $80,000

c)	Contract Value before Amounts Surrendered $83,000

d)	Amounts Surrendered = $10,000

e)	Amounts Surrendered in % = 12.04%

f)	Death Benefit adjusted by 12.04%; the same proportion that the Contract Value was adjusted for when the Surrenders took place.

Death Benefit Amount = $87,960

Calculation:

●	Amount surrendered / Contract Value before Amount Surrendered = $10,000 / $83,000 = 12.04%

●	Total Purchase Payments – Proportion of adjustment = $100,000 – 12.04% = $87,960

If the Owner dies prior to the Annuitization Date and the total of all purchase payments made to the Contract is greater than $3,000,000, the Standard Death Benefit will be determined using the following formula:

A x F + B (1 - F), where

A = the greatest of:

(1)	the Contract Value; or

(2)	the total of all purchase payments, less an adjustment for amounts Surrendered.

The adjustment for amounts Surrendered will reduce the total of all purchase payments in the same proportion that the Contract Value was reduced on the date(s) of the partial Surrender(s).

B = the Contract Value; and

F = the ratio of $3,000,000 to the total of all purchase payments made to the Contract.

Example:

Standard Death Benefit:

a)	Total Purchase Payments = $4,000,000

b)	Contract Value at time of death = $3,800,000

c)	Contract Value before Amounts Surrendered $3,830,000

d)	Amounts Surrendered = $170,000

e)	Amounts Surrendered in % = 4.44%

f)	Death Benefit adjusted by 4.44%; the same proportion that the Contract Value was adjusted for when the Surrenders took place.

Death Benefit Amount = $3,822,400

Calculation A for Standard Death Benefit:

●	Amount surrendered / Contract Value before Amount Surrendered = $170,000 / $3,830,000 = 4.44%

●	Total Purchase Payments – Proportion of adjustment = $4,000,000 – 4.44% = $3,822,400.

Calculation B for ration on contracts over $3,000,000:

●	Standard Death Benefit x Ratio of $3,000,000 to total of all purchase payments + Contract Value(1-ratio of $3,000,000 to total of all purchase payments) = 3,822,400 x 0.75 + $3,800,000 (1-0.75) = $3,816,800

One-Year Enhanced Death Benefit Option

Only at issue for an additional charge equal to an annualized rate of 0.20% of the daily net assets of the Variable Account, an applicant can purchase the One-Year Enhanced Death Benefit Option. This option is only available to contracts with owners age 70 or younger on the Date of Issue.

If the Owner dies prior to the Annuitization Date and the total of all purchase payments made to the Contract is less than or equal to $3,000,000, the Death Benefit will be the greatest of:

(1)	the Contract Value;

(2)	the total of all purchase payments, less an adjustment for amounts Surrendered; or

(3)	the highest Contract Value on any Contract Anniversary prior to the Owners 86th birthday, less an adjustment for amounts subsequently Surrendered, plus purchase payments received after that Contract Anniversary.

The adjustment for amounts Surrendered will reduce items (2) and (3) above in the same proportion that the Contract Value was reduced on the date(s) of the partial Surrender(s).

Example:

One-Year Enhanced Death Benefit:

a)	Total Purchase Payments = $100,000

b)	Contract Value at time of death = $80,000

c)	Contract Value before Amounts Surrendered = $83,000

d)	Highest Anniversary Value = $120,000

e)	Amounts Surrendered = $10,000

f)	Amounts Surrendered in % = 12.04%

g)	Death Benefit adjusted by 12.04%; the same proportion that the Contract Value was adjusted for when the Surrenders took place.

Death Benefit after adjustment of Highest Anniversary Value = $105,552

Calculation:

●	Amount surrendered / Contract Value before Amounts Surrendered = $10,000 / $83,000 = 12.04%

●	Highest Anniversary Value – Proportion of adjustment = $120,000 – 12.04% = $105,552

If Universal Life does not receive all information necessary to pay the Death Benefit within one year of the Owner death, the Death Benefit will be the greater of (1) or (2) above.

If the Owner dies prior to the Annuitization Date and the total of all purchase payments made to the Contract is greater than $3,000,000, the Death Benefit will be determined using the following formula:

A x F + B (1 - F), where

A = the greatest of:

(1)	the Contract Value;

(2)	the total of all purchase payments, less an adjustment for amounts Surrendered; or

(3)	the highest Contract Value on any Contract Anniversary prior to the Owner 86th birthday, less an adjustment for amounts subsequently Surrendered, plus purchase payments received after that Contract Anniversary.

The adjustment for amounts Surrendered will reduce items (2) and (3) above in the same proportion that the Contract Value was reduced on the date(s) of the partial Surrender(s).

If Universal Life does not receive all information necessary to pay the Death Benefit within one year of the Owner’s death, the calculation for A above will be the greater of (1) or (2) above.

B = the Contract Value; and

F = the ratio of $3,000,000 to the total of all purchase payments made to the Contract.

Example:

One-Year Enhanced Death Benefit:

a)	Total Purchase Payments = $4,000,000

b)	Contract Value at time of death = $3,800,000

c)	Contract Value before Amounts Surrendered = $3,830,000

d)	Highest Anniversary Value = $4,200,000

e)	Amounts Surrendered = $170,000

f)	Amounts Surrendered in % = 4.44%

g)	Death Benefit adjusted by 4.44%; the same proportion that the Contract Value was adjusted for when the Surrenders took place.

Death Benefit after adjustment of Highest Anniversary Value = $4,013,520

Calculation A for Standard Death Benefit:

●	Amount surrendered / Contract Value before Amounts Surrendered = $170,000 / $3,830,000 = 4.44%

●	Highest Anniversary Value – Proportion of adjustment = $4,200,000 – 4.44% = $4,013,520

Calculation B for ration on contracts over $3,000,000:

●	Enhanced Death Benefit x Ratio of $3,000,000 to total of all purchase payments + Contract Value(1-ratio of $3,000,000 to total of all purchase payments) = 4,013,520 x 0.75 + $3,800,000 (1-0.75) = $3,960,140

Purchases and Contract Value

Minimum Initial and Subsequent Purchase Payments

The Contract is issued in consideration of the purchase payment(s) made by the Contract Owner. Purchase payments are accepted by Universal Life at its home office in San Juan, Puerto Rico. The minimum initial purchase payment is required on the Date of Issue and must be at least $10,000 for non-qualified contracts and $5,000 for IRA contracts. The Contract Owner may satisfy the minimum initial purchase payment by making periodic purchase payments until the first Contract Anniversary as long as minimums are achieved within the first year. Universal Life does not require any additional purchase payments after the minimum initial purchase payment has been satisfied and the Contract will not lapse or otherwise be cancelled for failure to make additional purchase payments. Universal Life accepts additional purchase payments of $500 or more. If additional purchase payments are made via automated clearinghouse, the minimum subsequent purchase payment amount is reduced to $100. Subsequent purchase payments will be subject to a new CDSC Schedule. Universal Life reserves the right to make an exception on this requirement.

Notwithstanding the preceding paragraph, total cumulative purchase payments under the Contract and any other annuity contract issued by Universal Life with the same Annuitant may not exceed $1,000,000 (and will be returned to the Contract Owner), unless Universal Life agrees to accept purchase payments exceeding $1,000,000. If any party to the Contract ceases to be a Puerto Rico Resident prior to the Annuitization Date, additional purchase payments to the Contract are not permitted and the Contract Owner is required to take the steps described in the Parties to the Contract section of this Contract. Purchase payment(s) are not permitted after the Annuitization Date.

Pricing

Initial purchase payments allocated to Sub-Accounts will be priced at the Accumulation Unit value determined no later than 2 business days after receipt of an order to purchase, if the application and all necessary information are complete. If the application is not complete, Universal Life may retain a purchase payment for up to 5 business days while attempting to complete any outstanding requirement. The purchase payment will be returned unless the prospective purchaser specifically allows Universal Life to hold the purchase payment until the application is completed.

Subsequent purchase payments allocated to Sub-Accounts will be priced at the next available Accumulation Unit value after the payment is received no later than two business days. Purchase payments will not be priced when the New York Stock Exchange is closed or on the following U.S.-recognized holidays:

●	New Year’s Day	●	Independence Day

●	Martin Luther King, Jr.	●	Labor Day

●	Presidents’ Day	●	Thanksgiving

●	Good Friday	●	Christmas

●	Memorial Day

Universal Life also will not price purchase payments if:

(1)	trading on the New York Stock Exchange is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the Variable Account impracticable;

(3)	the U.S. Securities and Exchange Commission, by order, permits a suspension or postponement for the protection of security holders.

Allocation of Purchase Payments

Universal Life allocates purchase payments to Sub-Accounts as instructed by the Contract Owner. Under the investment structure, the Variable Account will be divided into several Sub-Accounts among which the Contract Owners that purchase the annuity product may allocate their purchase payments, subject to the terms and conditions in the Contract. The Sub-Accounts will consist of segregated and separately-managed pools of assets of the Variable Account, and each will be managed by Universal Financial Services as the investment adviser contracted by Universal Life to manage the Sub-Account.

The Sub-Accounts will be available for investment only through the purchase of the Contract. Each Sub-Account will have a generally defined investment strategy (e.g., growth, moderate growth, moderate, conservative, money market and international growth investments). Amounts allocated to a Sub-Account by the Contract Owner will be used to purchase Accumulation Units, representing value units of the total investment of the Sub-Account. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the Contract.

Determining the Contract Value

The Contract Value is the sum of the value of amounts allocated to the Sub-Accounts of the Variable Account. If charges are assessed against the whole Contract Value, Universal Life will deduct a proportionate amount from each Sub-Account based on current cash values.

Valuing an Accumulation Unit

Purchase payments or transfers allocated to Sub-Accounts are accounted for in Accumulation Units. Accumulation Unit values (for each Sub-Account) are determined by calculating the net investment factor for the underlying mutual funds in the applicable Sub-Account for the current Valuation Period and multiplying that result with the Accumulation Unit values determined on the previous Valuation Period.

Universal Life uses the net investment factor as a way to calculate the investment performance of a Sub-Account from Valuation Period to Valuation Period. For each Sub-Account, the net investment factor shows the investment performance of the underlying mutual funds in which a particular Sub-Account invests, including the charges assessed against that Sub-Account for a Valuation Period.

The net investment factor for any particular Sub-Account is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

(a)	is the sum of:

(1)	the Net Asset Value of the underlying mutual fund as of the end of the current Valuation Period; and

(2)	the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period).

(b)	is the Net Asset Value of the underlying mutual fund determined as of the end of the preceding Valuation Period.

(c)	is a factor representing the daily total Variable Account charges, which may include charges for optional benefits elected by the Contract Owner. The factor is equal to an annualized rate ranging from 1.40% of the daily net assets of the Variable Account, depending on which optional benefits the Contract Owner elects.

Based on the change in the net investment factor, the value of an Accumulation Unit may increase or decrease. Changes in the net investment factor may not be directly proportional to changes in the Net Asset Value of the underlying mutual fund shares because of the deduction of Variable Account Charges.

Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period.

The prospectuses for the underlying funds will explain the circumstances under which such funds will use fair value pricing and the effects of such pricing.

The principal underwriter of the Contracts is Universal Financial Services, Inc., #33 Bolivia St., Hato Rey P.R 00917-2011. UFS is a wholly-owned subsidiary of Universal Group, Inc. and a commonly controlled affiliate of Universal Life.

Redemptions

Surrender (Redemption) Prior to Annuitization

Prior to Annuitization and before the Annuitant’s death, Contract Owners may generally Surrender some or all of their Contract Value. Surrender requests must be in writing and Universal Life may require additional information. When taking a full Surrender, the Contract must accompany the written request. Universal Life may require a signature guarantee.

Universal Life will pay any amounts Surrendered from the Sub-Accounts within seven days. However, Universal Life may suspend or postpone payment when it is unable to price a purchase payment or transfer.

Partial Surrenders (Partial Redemptions)

If a Contract Owner requests a partial Surrender, Universal Life will Surrender Accumulation Units from the Sub-Accounts. The amount withdrawn from each investment option will be in proportion to the value in each option at the time of the Surrender request.

Partial Surrenders are subject to the CDSC provisions of the Contract. If a CDSC is assessed, the Contract Owner may elect to have the CDSC deducted from either:

(a)	the amount requested; or

(b)	the Contract Value remaining after the Contract Owner has received the amount requested.

If the Contract Owner does not make a specific election, any applicable CDSC will be deducted from the amount requested by the Contract Owner.

The CDSC deducted is a percentage of the amount requested by the Contract Owner. Amounts deducted for CDSC are not subject to subsequent CDSC.

Full Surrenders (Full Redemptions)

Upon Full Surrender, the Contract Value may be more or less than the total of all purchase payments made to the Contract. The Contract Value will reflect:

●	the investment performance of the underlying mutual funds;

●	the underlying mutual fund charges;

●	the Variable Account Charges and the $50 Contract maintenance charge if applicable; and

Full Surrenders are subject to the CDSC provisions of the Contract. The CDSC-free withdrawal privilege does not apply to Full Surrenders of the Contract. For purposes of the CDSC free withdrawal privilege, a Full Surrender is:

●	multiple Surrenders taken within a one-year period that deplete the entire Contract Value; or

●	any single Surrender of 90% or more of the Contract Value.

Surrenders Required by the U.S. Internal Revenue Code

Certain Surrenders may be required by the U.S. Internal Revenue Code. For purposes of this section, “Surrender” may also be termed a “distribution” or a “required distribution.”

In no case may Surrender be delayed beyond the time specified by United States Internal Revenue Code Section 72(s).

If any Contract Owner or Joint Owner dies (including an Annuitant who becomes the Contract Owner of the Contract on the Annuitization Date), certain distributions are required by Section 72(s) of the United States Internal Revenue Code. The following distributions will be made in accordance with these requirements (regardless of any other provisions in the Contract):

(1) If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest under the Contract has been distributed, then the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution in effect as of the date of such Contract Owner’s death.

(2) If any Contract Owner dies before the Annuity Commencement Date, then the entire interest in the Contract (consisting of either the Death Benefit or the Contract Value reduced by certain charges as set forth elsewhere in the Contract) shall be distributed within 5 years of the death of the deceased Contract Owner, provided however:

(a) If any portion of such interest is payable to or for the benefit of a natural person who is a surviving Contract Owner, Joint Owner, Annuitant, Beneficiary, or Contingent Beneficiary as the case may be (each a “Designated Beneficiary”), such portion may, at the election of the Designated Beneficiary, be distributed over the life of such Designated Beneficiary, or over a period not extending beyond the life expectancy of such Designated Beneficiary, provided that payments begin within one year of the date of the deceased Contract Owner’s death (or such longer period as may be permitted by federal income tax regulations). Life expectancy and the amount of each payment will be determined as prescribed by federal income tax regulations.

(b) In the event that the Contract Owner is not a natural person (e.g., a trust), then, for purposes of these distribution provisions, (i) the death of the Annuitant shall be treated as the death of any Contract Owner, (ii) any change of the Annuitant shall be treated as the death of any Contract Owner, and (iii) in either case the appropriate distribution required under these distribution rules shall be made upon such death or change, as the case may be. The Annuitant is the primary Annuitant as defined in Section 72(s) (6) (B) of the U.S. Internal Revenue Code.

These distribution provisions shall only be applicable to an annuity contract that is subject to the provisions of Section 72(s) of the United States Internal Revenue Code by reason of Section 72(s) (5) or any other law or rule.

Additional Tax Information

It is intended that the Contract be treated as an “annuity contract” for federal income tax purposes. Universal Life will interpret and administer all sections of the Contract in accordance with United States Internal Revenue Code Section 72(s). Universal Life reserves the right to amend this Contract to comply with requirements set out in the U.S. Internal Revenue Code and regulations and rulings there under, as they may exist from time to time.

Surrenders are calculated by use of the expected return multiples specified in Tables V and VI of Section 1.72-9 of the U.S. Treasury Regulations and calculated in accordance with the calculation methods made available by Universal Life, prescribed by such regulations and elected by the Contract Owner.

Under the P.R. Code, Surrenders for Non-Qualified Contracts prior to Annuitization are treated as non-taxable return of principal until the principal is fully recovered; thereafter, all Partial Surrenders will be taxable as ordinary income. Surrenders after Annuitization are treated as part taxable income and part nontaxable return of principal. The amount excluded from gross income after Annuitization is equal to the amount of the Surrender in excess of 3% of the total purchase payments paid, until an amount equal to the total purchase payments paid has been excluded; thereafter, the entire Surrender is included in gross income. Puerto Rico does not impose an early withdrawal penalty tax on Non-Qualified Contracts. Generally, Puerto Rico does not require income tax to be withheld from Distributions of Income to Puerto Rico Residents except for IRA distributions prior to age 60 which do not qualify for a penalty exception.

Surrender (Redemption) After Annuitization

After the Annuitization Date, Surrenders other than regularly scheduled annuity payments are not permitted.

Taxes

Tax Considerations

General

The following discussion summarizes the material Puerto Rico and United States federal tax considerations relating to the purchase, ownership and disposition of the Contract. This discussion does not intend to describe all the tax considerations that may be relevant to a particular person in light of that person’s particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

The discussion assumes that the Contract is an annuity and endowment contract for purposes of the P.R. Code, and an annuity contract for purposes of the U.S. Internal Revenue Code. Universal Life will take all the necessary steps to ensure that the Contract is classified on a continued basis as an annuity and endowment contract for purposes of the P.R. Code, and an annuity contract for purposes of the U.S. Internal Revenue Code. However, there is no assurance that such classification will not be challenged by the Puerto Rico Treasury Department or the U.S. Internal Revenue Service, and, if challenged, that Universal Life will prevail. If the Contract is not classified as an annuity and endowment contract for purposes of the P.R. Code, and as an annuity contract for purposes of the U.S. Internal Revenue Code, the Owner of the Contract may be taxed currently on the earnings of his or her Contract, or may be considered the Owner of the underlying securities and taxed on its transfer by gift or death and on the earnings of the assets in the separate account underlying her or his Contract.

This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this Prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary. A prospective Owner of a Contract should be aware that Universal Life’s opinion is not binding on the Puerto Rico Treasury Department, any municipality or agency of Puerto Rico, the United States Internal Revenue Service or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

You should consult your own tax advisor as to the application to your particular situation of the tax considerations discussed in this Prospectus, as well as the application of any state, local, foreign or other tax.

This Contract is for sale to individuals who are Residents of Puerto Rico who intend to remain Residents of Puerto Rico prior to and during the Annuitization period.

The Contract is also for sale to trusts organized under the laws of Puerto Rico that: (i) form part of a qualified employees’ retirement plan, all of the participants of which are Residents of Puerto Rico, that is exempt under Section 1081.01 of the P.R. Code and described under Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974, as amended, (hereinafter a “Qualified Trust”), or (ii) a trust that: (A) constitutes a grantor trust for purposes of the U.S. Internal Revenue Code and the P.R. Code, (B) all grantors, fiduciaries, trustees, beneficiaries and contingent beneficiaries of the trust are individuals who are Residents of Puerto Rico and intend to remain Residents of Puerto Rico prior to and during the Annuitization period, and (C) holds the Contract as an agent of one or more its grantors (hereinafter an “Agent Trust”). The tax considerations described herein are limited to those applicable to a Puerto Rico Resident, to a Qualified Trust, and to an Agent Trust. Please see “Glossary of Terms – Puerto Rico Resident or a Resident of Puerto Rico” for a discussion of the applicable requirements relating to residency in Puerto Rico.

Whether an individual is a Resident of Puerto Rico depends on the facts and circumstances of each individual, which may change from year to year. Similarly, whether a trust is a Qualified Trust or an Agent Trust depends on the facts and circumstances of each trust, and may change from time to time. Each individual and trust should seek advice from its own tax counsel to assess if he or she is a Resident of Puerto Rico, or the trust is a Qualified Trust, or an Agent Trust.

PUERTO RICO TAXATION

Puerto Rico Income Tax Consequences

Universal Life obtained rulings from the Puerto Rico Secretary of the Treasury regarding the proper classification of the Contract under the P.R. Code (the “PR Tax Rulings”). The PR Tax Rulings were issued under the Puerto Rico Internal Revenue Code of 1994. as amended. Pursuant to Section 6091.04 of the P.R. Code, the PR Tax Rulings shall continue in effect to the extent issued under similar wording of law. This section on Puerto Rico Taxation follows the PR Tax Rulings to the extent issued under wording of law similar to the P.R. Code.

Individuals

A Puerto Rico Resident is generally subject to income taxes under the P.R. Code on its gross income from all sources. The P.R. Code provides for certain exclusions and exemptions.

Distributions from the Contract

Under the terms of the PR Tax Rulings the Contract will be classified as an annuity and as an endowment contract for purposes of the P.R. Code. For purposes of the P.R. Code, investments held by the separate account under the Contract will be considered as owned and shall constitute assets of Universal Life. Consequently, current accumulations of the earnings held in the separate account under the Contract will be taxable to Universal Life to the extent provided by the P.R. Code. The Contract Owner or its Beneficiary will be taxed on the accumulations of earnings under the Contract in the taxable year in which such earnings are considered to have been distributed under certain special rules of the P.R. Code.

For purposes of the P.R. Code, an “annuity” is generally defined as any amount, based on a computation with reference to life expectancy or mortality tables and payable over a period longer than one year, received in periodical installments, whether annually, semiannually, quarterly, monthly, or otherwise. Amounts distributed under the Contract as annuities for a taxable year should be included in the Annuitant’s gross income as ordinary income, except that any portion of the annual amount distributed in excess of three percent (3%) of the aggregate amount of the premiums paid will be excluded from gross income. Such exclusion from gross income will not be available once the aggregate amount excluded from gross income with respect such distributions equals the total amount of the premiums paid (the “3% Rule”). The amount excluded under the 3% Rule is not subject to the Alternative Basic Tax. See “Alternative Basic Tax” below.

Partial payments not distributed as annuities are excludable from gross income up to the point where the amounts distributed equal the total amount of premiums paid. The amount so excluded is not subject to the Alternative Basic Tax. See “Alternative Basic Tax” below. Any distributions in excess of the total amount of the premiums paid will be taxable as ordinary income.

Global Payments

The PR Tax Rulings confirm the general rule that any gain realized upon a distribution in full redemption or surrender of the Contract shall be treated as ordinary income.

However, the P.R. Code provides an exception to the preceding general rule. Pursuant to Section 1023.08 of the P.R. Code, at the election of the taxpayer, amounts distributed under the Contract that must be included in gross income and qualify as a “Global Payment” may be treated as a long-term capital gain subject to the maximum fifteen percent (15%) income tax rate of Section 1023.02 of the P.R. Code. - For the fifteen percent (15%) income tax rate to be available the Contract Owner shall elect and agree in writing for the fifteen percent (15%) income tax to be withheld and remitted by Universal to the Puerto Rico Treasury Department. The term “Global Payment” is defined by Section 1023.08 of the P.R. Code and the PR Tax Rulings as amounts distributed during the same taxable year under the Contract. However, the PR Tax Rulings provide that such amount must be in full payment of the total balance payable under the Contract, and cancellation thereof. The long-term capital gain arising from a Global Payment is subject to the Alternative Basic Tax. See “Alternative Basic Tax” below.

Sale, Exchange or other Disposition of the Contract

Any sale or exchange of the Contract by the Contract Owner will be regarded as a sale or exchange under the P.R. Code that will give rise to ordinary gain or loss. Any loss generated will only be deductible if the Contract sold or exchanged has a refund feature (i.e., if the annuity guarantees some return of capital, or premiums paid, upon the death of the Annuitant). Recognition of gain or loss from the sale or exchange of the Contract may be subject to the exemptions and limitations discussed hereof.

Pursuant to P.R. Code Section 1034.04(b)(9) and the PR Tax Rulings no gain or loss should be recognized if a life, endowment or annuity insurance contract, including a contract issued by an insurance company organized under the laws of P.R. or a State of the United States, is exchanged for the Contract, or if total distributions from said insurance contracts are contributed to the Contract within the 60 days following the date of distribution. The PR Tax Rulings also provide that notwithstanding the non-recognition treatment on the exchange, any accrued income deferred as a consequence of the tax-free exchange will retain its character as ordinary income. Unless otherwise provided under regulations issued by the Puerto Rico Secretary of the Treasury, this non-recognition provision will not be available to the extent that such exchange or indirect transfer results in the transfer of property to a person that is a nonresident of Puerto Rico.

Pursuant to P.R. Code Sections 1023.20 and 1031.01(b)(13) future distributions under the Contract will be exempt from income taxation under the P.R. Code, including the Alternative Basic Tax (see “Alternative Basic Tax” below), if: (i) on or before April 30, 2015, an individual taxpayer exchanged a life, endowment or annuity insurance contract for the Contract, (ii) such exchange qualifies for non-recognition of gain or loss under P.R. Code Section 1034.04(b)(9) of the P.R. Code, related to tax free exchanges and transfers of life, endowment and annuity contracts including insurance contracts issued by an insurance company organized under the laws of P.R. or a State of the United States; (iii) a tax equal to ten percent (10%) of the accumulated earnings was paid to the Secretary of the Treasury on a date not after April 30,2015; and, (iv) the Contract provided that no additional contribution or premium payments may be made after April 30, 2015.

Pursuant to the PR Tax Rulings, for income tax purposes under the P.R. Code (i) a gift of the Contract by the Contract Owner shall be treated as a sale or exchange of the Contract, (ii) the Contract will not be considered a capital asset and any gain or loss resulting from the exchange or sale of the Contract will be treated as ordinary income or loss, (iii) gain or loss should be recognized on a gift of the Contract based on the cash Surrender Value of the Contract as of the date of the gift, and (iv) no gain or loss shall be recognized by the decedent’s estate or by his heirs as a result of the transfer of the Contract by reason of death of a Contract Owner.

The PR Tax Rulings also provide that, if upon death of the Contract Owner, the heir or Beneficiary of the Contract elects to receive a lump-sum payment under the Contract, he shall include in his gross income, as ordinary income, an amount equal to the excess of the amount received over the sum of (i) the adjusted basis of the heir or Beneficiary in the Contract, and (ii) any Death Benefit excludable from gross income.

However, any distribution considered a Global Payment under Section 1023.08 of the P.R. Code is includible in gross income as a long-term capital gain, and therefore, subject to the preferential 15% income tax rate, if so elected by the taxpayer. Such distribution may be subject to the Alternative Basic Tax. (See “Global Payments” above and “Alternative Basic Tax” below).

Pursuant to the PR Tax Rulings, if the heir or Beneficiary does not elect a lump sum distribution, the accumulated benefits will be taxable when distributed under the same income recognition rules that would have been applicable to the deceased Contract Owner, except that the heirs’ tax basis on the Contract shall be as described below.

The basis of a Contract acquired from the decedent by bequest, devise or inheritance after December 31, 2017, shall be the same basis it had at the time of death in the hands of the decedent.

Life Insurance Benefits

Life insurance benefits are generally excluded from gross income under Section 1031.01(b)(1) of the P.R. Code and are not subject to the Alternative Basic Tax. See “Alternative Basic Tax” below. The PR Tax Rulings provide that any amounts paid or payable upon death of the Contract Owner that exceeds the higher of:

i.	the value of the Surrender Value Contract as of the time of death, or

ii.	the premiums paid for or the cost of the Contract less amounts previously received by the Contract Owner that were excluded from gross income,

shall be treated as amounts received under a life insurance contract that shall be excluded from gross income pursuant to Section 1031.01(b)(1) of the P.R. Code. Provided, however, that these amounts should be specifically designated as death payments for which the deceased Contract Owner did not have a nonforfeitable right to receive the payments while living.

Qualified Trusts

Pursuant to Section 1081.01 of the P.R. Code, a Qualified Trust is generally exempt from income taxation on earnings accumulated or distributed under the Contract or on any income realized from the sale or exchange of the Contract. Whether a trust is a Qualified Trust depends on the facts and circumstances of each trust, which may change from year to year. In addition, the exemption under Section 1081.01 of the P.R. Code is subject to certain exceptions. Each fiduciary of a trust should seek advice from its tax counsel to assess if the trust is a Qualified Trust, and if the exemption allowable under Section 1081.01 of the P.R. Code with respect to the Contract will not fall within one of the exceptions provided by the P.R. Code.

Agent Trusts

The grantor of an Agent Trust will be subject to income tax under the P.R. Code as if he or she were the direct Owner of the Contract under the rules discussed above. A trustee or fiduciary should review its trust documents and consult its own tax advisors in order to determine if the trust is an Agent Trust.

Alternative Basic Tax

The alternative basic tax (the “ABT”) provision of the P.R. Code applies to individuals having an ABT Net Income in excess of $25,000. The ABT tax rates for taxable years beginning after December 31, 2018, are: One percent (1%) if ABT Net Income is greater than $25,000 but not over $50,000; three percent (3%) if ABT Net Income is over $50,000 but not greater than $75,000; five percent (5%) if ABT Net Income is over $75,000 but not greater than $150,000; ten percent (10%), if ABT Net Income is over $150,000 but not over $250,000; and twenty four percent (24%), if the ABT Net Income exceeds $250,000. The ABT rates are not progressive. Once the taxpayer reaches the next level, all the ABT Net Income is subject to the higher ABT rate.

The ABT Net Income is the net taxable income subject to regular income tax, increased for certain items of otherwise exempt income, income subject to special tax rates, such as long-term capital gains and certain limitations on otherwise deductible items. An individual taxpayer subject to ABT shall pay the higher of the regular income tax or the ABT. Subject to certain limitations, the excess of the ABT over regular tax may be claimed as a credit in future taxable years, but only with respect to ABT paid in a year commencing before January 1, 2014 and taxable years commencing after December 31, 2018.

Puerto Rico Estate and Gift Tax Consequences

No estate of gift tax is imposed by the PR Code on transfers by reason of death, bequests or gifts occurring after December 31, 2017. Notwithstanding, these transfers are still subject to certain filing and other requirements.

Individual Retirement Annuity – Deductible and Nondeductible

This discussion pertains only to a Contract Owner who elects to acquire the Contract as an individual retirement annuity (the “IRA”), as defined by Section 1081.02 of the P.R. Code, or as a nondeductible individual retirement account as defined by Section 1081.03 of the P.R. Code (the “Nondeductible IRA”), and is limited to the Puerto Rico income tax consequences thereof. If such election is made the Contract will be subject to all the requirements and limitations discussed below, and to those applicable to a Contract that is not an IRA. This discussion does not take into consideration the effect of any election or prepayment of income taxes that the Contract Owner may have carried out pursuant to the P.R. Code or any predecessor act. The Contract Owners should consult their own tax advisor as to the income tax effect of such prepayment or elections.

A Contract Owner may close the IRA, without any penalties except for any fees, by providing a written cancellation notification to Universal Life within seven (7) business days following the opening of the IRA or Nondeductible IRA. Such cancellation notification should be mailed to Universal Life so that it is postmarked (or certified or registered, if sent by certified or registered mail) no later than such seven (7) business day period.

Individual Retirement Annuity - Deductible

The P.R. Code enables eligible individuals to make annual tax-deductible contributions to an IRA (the “IRA Contributions”) in order to provide for their retirement. The total amount of the permissible annual IRA Contributions is deductible by the Contract Owner in computing his or her taxable income for Puerto Rico income tax purposes for the year with respect to which the IRA Contributions are made. All retirement planning should be done on a long-term basis. The P. R. Code imposes penalties and restrictions in order to discourage or prevent using IRA Contributions for other purposes other than retirement.

Eligibility

A Contract Owner is eligible to qualify his/her Contract as an IRA if he or she has not attained the age of 75 years in the taxable year for which is making the IRA Contribution, and receives salaries and compensation, which includes, among other things, wages, salaries, professional fees, income from occupations, salesman’s commissions, tips or self-employment income. However, compensation does not include interest, dividends, rents, royalties, capital gains or other non-employment income. For married taxpayers filing a joint Puerto Rico income tax return, an IRA may be opened for each spouse, even if only one of the spouses receives qualified compensation.

Nontransferable and Non-forfeitable

A Contract Owner may not transfer ownership of his or her IRA without disqualifying it from tax-favored treatment, except to his or her former spouse as a result of a divorce decree or under a written instrument arising from a divorce. A Contract Owner has a fully vested interest in his or her IRA which is nonforfeitable.

Contributions and Deductions

The total permissible maximum annual contribution to an IRA is $5,000 for a taxable year (or such maximum annual contribution as may be allowed in any future taxable year), or a Contract Owner’s adjusted gross income received from salaries or the earnings attributed to professions or occupations, whichever is less. A married taxpayer who files a joint P.R. income tax return may contribute an additional $5,000 for a taxable year (or such maximum annual contribution as may be allowed in any future taxable year) to a separate IRA established by or for such Contract Owner’s spouse (even if said spouse derived no gross income from the above-mentioned sources) provided that their combined total contribution shall not exceed $10,000 for a taxable year, or the combined adjusted gross income received from salaries or the earnings attributed to professions or occupations, whichever is less. Such contributions are tax deductible for Puerto Rico income tax purposes, subject to the following limitations:

●	Excess IRA Contributions - If a Contract Owner contributes to an IRA an amount in excess of the maximum amount permissible and, the excess is not returned (along with the amount of net income attributable to such excess contribution) by no later than the deadline for the filing of such Contract Owner’s income tax return for the year with respect to which the excess IRA Contributions were made (including any applicable extension of the time for filing), the entire balance of such IRA will be deemed to have been distributed to such Contract Owner. The amount of an IRA treated as distributed will be subject to the “Distribution” and “Premature Distribution” rules described herein.

●	No IRA Contributions Permitted in Taxable Year in which a Contract Owner Attains 75 Years of Age - No IRA Contributions may be made to an IRA for the taxable year in which a Contract Owner attains 75 years of age or thereafter.

●	Deadline for IRA Contributions - IRA Contributions by a Contract Owner for a given taxable year must be made no later than the date prescribed by law for such Contract Owner to file his or her Puerto Rico income tax return for that year (including any applicable extension to the time for filing).

●	Investments in Life Insurance Not Permitted - That part of the IRA Contributions invested by the IRA in life insurance contracts shall not be deductible.

Distributions

The distribution to a Contract Owner of the entire balance accrued in an IRA must be made, or commenced to be made by, no later than the end of the year in which such Contract Owner reaches 75 years of age. Such distribution must occur at least at a minimum prescribed rate, as further described below.

●	Tax Treatment upon Distributions - Amounts distributed under the Contract shall be taxed under the rules applicable to a Contract that is not an IRA, except that the premiums paid for purposes of determining the cost to be recovered under the Contract shall be increased by the share of income distributed out of the Contract which is exempt from Puerto Rico income taxes. Premiums paid shall be excluded in the computation of cost to be recovered under the Contract.

●	Distribution for Purchase or Construction of First Principal Residence - Notwithstanding the preceding, the Puerto Rico income taxation on certain distributions from an IRA shall be deferred if a Contract Owner uses the amount distributed for the purchase or construction of such Contract Owner’s first principal residence and complies with the applicable requirements of the P.R. Code and the regulations issued thereunder as provided in Section 1081.02(d)(6) of the P.R Code.

●	Form of Distributions - The Contract Owner’s total interest in an IRA must be distributed on or before the closing of the taxable year in which he or she attains 75 years of age, unless such total interest distributed in periodic payments in such taxable year over; (i) the life of such Contract Owner or the lives of such Contract Owner and his or her spouse, or (ii) during a period that shall not extend beyond the life expectancy of such Contract Owner or the joint life expectancy of such Contract Owner and his or her spouse. Accordingly, if a Contract Owner does not choose a method of distribution on or before the closing of the taxable year in which he or she attains 75 years of age, the entire balance of a Contract Owner’s IRA will be distributed in a lump sum payment by the end of the taxable year in which he or she attains 75 years of age.

●	Death of a Contract Owner - Upon a Contract Owner’s death, the entire balance of such Contract Owner’s IRA must be distributed to such Contract Owner’s Beneficiary or beneficiaries within a period of five (5) years from the death of such Contract Owner. Notwithstanding this, if (i) a Contract Owner elected to receive distributions from such Contract Owner’s IRA over a fixed term permitted by the P.R. Code and, (ii) such distributions have commenced, the distributions will continue as scheduled. The same rule applies at the death of the surviving spouse of a Contract Owner with respect to his or her beneficiaries if distributions to the surviving spouse have commenced pursuant to Section 1081.02(b)(3) of the P.R Code.

Any distribution to a Contract Owner’s Beneficiary, upon the death of such Contract Owner, is subject to Puerto Rico inheritance rules and other applicable laws and regulations.

●	No Capital Gains Treatment - A lump sum distribution from a Contract Owner’s IRA is not eligible for capital gains treatment for Puerto Rico income tax purposes. However, Contract Owners should consult their own tax counsel to determine if a lump sum distribution from a Contract Owner’s IRA may qualify for the long-term capital gain treatment for Global Payment under Section 1023.08 of the P.R. Code.

Premature Distributions

Early Distribution Penalty - Distributions from a Contract Owner’s IRA may be made at any time but any actual or deemed distribution to the Contract Owner for whose benefit such account was established, is made before such Contract Owner attains 60 years of age is generally subject to a ten percent (10%) penalty on the amount includable in gross income, or fifteen percent (15%) for Contracts Owner who elected prepayment of earnings under P.R. Code Section 1023.23, unless the distribution is on account of:

i.	Contract Owner’s disability (as defined in the P.R. Code);

ii.	Contract Owner’s unemployment;

iii.	the need of funds to cover the expenses of a Contract Owner’s direct dependents in connection with their university studies;

iv.	the purchase or construction of a Contract Owner’s first principal residence (subject to compliance with certain requirements of the P.R. Code);

v.	the repair or reconstruction of a Contract Owner’s principal residence as a result of fire, hurricane, earthquake or other fortuitous cause;

vi.	the acquisition of a computer for a dependent of the Contract Owner within the second degree of consanguinity who is pursuing a university or lower level degree, up to an amount of $1,200 and only once every six (6) years;

vii.	the treatment of severe, chronic, degenerative and terminal disease of a family member up to the fourth degree of consanguinity and second degree of affinity; or

viii.	the avoidance of the imminent foreclosure or delay in the mortgage payments, including refinancing, of the Contract Owner’s principal residence due to loss of his employment or substantial reduction of income, up to the greater of fifty percent (50%) of the amount in the Contract or $20,000 (subject to the submission of evidence of need, circumstances and uses).

ix.	up to the maximum amount of twenty thousand (20,000) dollars, for the purchase of an efficient and environmental friendly renewal energy system for the Contract Owner’s residence, that is, every equipment or personal property, or combination of the same, that produces energy from renewable sources, such as, solar, wind, geothermical, oceanic, hydroelectric energy, or renewable fuels, without including fossil fuels. This withdrawal may be carried out once every ten (10) years.

x.	for the payment of child support past due of six month or more.

In addition, the Early Distribution Penalty shall not apply if the amount distributed is transferred by a Contract Owner to another IRA of such Contract Owner in a Rollover Contribution (as defined below) within 60 days of such Contract Owner’s receipt of the distribution, or if the amount distributed may be excluded from gross income. Regulation Article 1081.02(g)-1(a) states that the Early Distribution Penalty shall be imposed on a distribution to the “individual for whose benefit the account was established”. From this wording it can be reasonably interpreted that a distribution by reason of beneficiary death should not subject to the penalty as the distribution is not one made to the deceased beneficiary. This interpretation should be consulted with your tax counsel.

●	Withholding of the Early Distribution Penalty - The ten percent (10%) or fifteen percent (15%) penalty will be withheld from a distribution unless a Contract Owner provides the required evidence to Universal Life that the distribution is exempt from the penalty.

Special Prepayment Election and Increased Early Distribution Penalty

Under P.R. Code Section 1023.23 an Owner of a Contract that qualifies as an IRA may elect to prepay a tax equal eight percent (8%) of the accumulated balance in the Contract that would be includable in gross income upon actual or deemed distribution. The prepayment must have been made on or before April 30, 2015. The prepayment shall have the effect of increasing Owner’s tax basis in the Contract for an amount equal to the unrealized appreciation for which the special tax of eight percent (8%) was paid. The Early Penalty Distribution rate discussed above is increased from ten percent (10%) to fifteen percent (15%) with respect to a distribution from a Contract for which an election under P.R. Code Section 1023.23 was made or an amount rolled over from such Contract. In the computation of the amount of gross income subject to the penalty, the increase in tax basis attributable to the election under P.R. Code 1023.23 shall be ignored.

IRA May Not Be Used as Collateral.

A Contract Owner’s interest in an IRA or in assets held in such IRA may not be used as security for a loan, and any amount so utilized shall be deemed to have been distributed to such Contract Owner and may be subject to the ten percent (10%) or fifteen percent (15%) penalty for premature distributions described above.

No Policy Loans

If a Contract Owner borrows any sum of money under, or using said contract during any taxable year, the Contract shall cease to be an IRA as of the first day of said taxable year, and the Contract Owner shall include in his gross income for said year a sum equal to the fair market value of said policy on the first day of said year and may be subject to the ten percent (10%) or fifteen percent (15%) penalty for premature distributions described above.

Rollover Distribution

Amounts distributed from an IRA established by a Contract Owner or from a pension, profit-sharing or stock bonus plan described in Section 1081.01 of the P.R. Code (the “Qualified Plan”) may be transferred to another IRA established by such Contract Owner, (these IRA Contributions being referred to as “Rollover Contributions”) in an amount not greater than the maximum amount described above. A Rollover Contribution is, however, not tax-deductible for the year with respect to which such Rollover Contribution is made. If a Rollover Contribution is made by a Contract Owner who received the amount involved as a distribution from another IRA of such Contract Owner or a Qualified Plan, the transfer must be made not later than 60 days of the receipt of the distribution. If the transfer is made, but not on a timely basis, the transfer may well result in an excess IRA Contribution as referred to under the “Excess IRA Contributions” section above with the adverse consequences which pertain to excess IRA Contributions. Only one transfer from one IRA to another IRA can be made in any one-year period ending on the date of receipt of the distribution being transferred.

The Contract Owner should consult his or her tax counsel since to the extent that the Contract is treated as an endowment contract for purposes of the P.R. Code a Rollover Contribution to the Contract may not be allowed.

An individual retirement account maintained under the United States Internal Revenue Code of 1986, as amended, is generally not an IRA under the P.R. Code to or from which assets of a Puerto Rico IRA may be transferred.

Required Filings

A Contract Owner must report annually the IRA Contributions on such Contract Owner’s Puerto Rico income tax return in order to qualify for the Puerto Rico income tax deduction and benefits of an IRA.

Taxation of the IRA

A Contract Owner is not subject to Puerto Rico income taxes on the income generated by the assets held in an IRA until a distribution is made or treated as made under the P.R. Code. An IRA may be subject to tax on its unrelated business income under P.R. Code Section 1102.01.

Nondeductible Individual Retirement Account

A Nondeductible IRA is an IRA that is designated as such when established, but to which certain special rules apply.

Contributions

No deduction will be allowed to the Contract Owner with respect to contributions to a Nondeductible IRA. In addition, the annual nondeductible contribution to a Nondeductible IRA; (i) must be made by the due date of the income tax return (including extensions) of the taxable year for which the contribution is made; (ii) is limited to the annual limitation amount applicable to a deductible IRA, but reduced by the amount of contributions for the taxable year made to all other IRAs (other than nondeductible IRAs) maintained for the benefit of the Contract Owner, and (iii) may be made after the Contract Owner has reached age 70 ½.

Distributions

A Qualified Distribution from a Nondeductible IRA may be excluded from the Contract Owner’s gross income and, therefore, will not be subject to Puerto Rico income taxes. A Qualified Distribution is defined as a distribution that is; (i) made on or after the date on which the Contract Owner reaches the age of 60, (ii) made to a Beneficiary by reason of death of the Contract Owner, or (iii) a Premature Distribution not subject to the Early Distribution Penalty (see previous discussion of Premature Distributions). In addition, a Nondeductible IRA is not subject to the mandatory age distribution provision applicable to a Deductible IRA.

A distribution that is not a Qualified Distribution must be included in the gross income to the extent that it exceeds the basis of the Contract Owner in the Nondeductible IRA. Generally, for these purposes, the tax basis of the Contract Owner shall consist of the contributions to the nondeductible IRA, plus Qualified Rollovers (as defined below) and tax-exempt income earned thereon. A distribution that is not a Qualified Distribution may be subject to Premature Distribution penalty (See “Premature Distributions”).

Rollover Contributions

A distribution may be rolled over to a Nondeductible IRA only if the rollover is a “Rollover”. A Qualified Rollover is generally defined as: (i) a rollover from an IRA or another Nondeductible IRA to a Nondeductible IRA, provided that it meets the criteria applicable to rollovers to a Deductible IRA without taking in consideration the limitation related to rollover of distributions received within the preceding year (see above discussion Rollover Distributions); (ii) a rollover within the following 60 days of receiving the entire distribution from a retirement plan qualified under Section 1081.01 of the P.R. Code but only if such distribution is a total distribution within a single taxable year by reason of separation from service of the employee; and (iii) a rollover of the balance of the savings account of participants in the Retirement Saving Account Program created under Act 447 of 1951 but only if such rollover meets the requirements of Article 3-109(B)(5) of such Act 447.

Amounts distributed by a Deductible IRA or a retirement plan qualified under Section 1081.01 of the P.R. Code may not be excluded from gross income by reason of been rolled over into a Nondeductible IRA and shall generally be considered distributed and includible in Gross Income, as defined by Section 1082.03(d)(4)(A)(i). However, the penalty shall not apply to a Premature Distribution transferred to a Nondeductible IRA pursuant to a Qualified Rollover.

Collateral

A Contract Owner’s interest in a Nondeductible IRA or in assets held in such IRA may not be used as security for a loan, and any amount so utilized shall be deemed to have been distributed to such Contract Owner and may be subject to the Early Distribution Penalty For Premature Distributions described above.

Taxation of Distributions by Reason of Disaster Declared by the Governor of Puerto Rico

Pursuant to Section 1081.02(d)(1) of the P.R. Code and subject the terms established by the Secretary in response to a disaster declaration by the Governor of Puerto Rico the first ten thousand ($10,000) dollars paid or distributed to cover Eligible Expenses from a Deductible IRA’s may be excluded from gross income, and any distribution in excess of the first ten thousand ($10,000) dollars excluded from gross income but not exceeding one hundred thousand ($100.000) dollars will be subject to a special tax of ten (10) percent, in lieu of any other tax, including the ABT. The amount distributed shall be determined on an aggregate basis considering all distributions from Deductible IRAs and qualified employees’ retirement plans. For the special tax to apply the ten (10) percent tax, will be required to withheld at source. Under Section 1081.01(b)(1)(D)(vi)(II) the term “Eligible Expenses” is broadly defined as expenses, either ordinary or extraordinary, incurred by an individual, spouse, ascendants, and/or descendants, to compensate for any loss or damage, and/or to cover basic needs suffered as a result of natural disaster. The Secretary is authorized to establish by regulation, administrative determination, circular letter or information bulletin of general application the documents that the participant or beneficiary must submit in connection with a disaster distribution.

The above treatment is afforded under Section 1081.02(d)(1) of the P.R. Code. Section 1081.02(d)(5) provides that the treatment under Section 1081.02(d)(1) shall not apply to an individual retirement annuity. On the other hand, Section 1081.02(d)(1)(J)(v) includes insurance companies as entities that may be subject to the distribution procedures to be prescribed by the Secretary with respect to the above special treatment. You should consult your tax counsel in relation to the application of the above treatment to Contracts qualified as an individual retirement annuity under the P. R. Code.

UNITED STATES FEDERAL INCOME TAXES

Introduction

The Contract is designed for use for retirement income purposes by individuals who are bona fide residents of Puerto Rico pursuant to sections 933 and 937(a) of the U.S. Internal Revenue Code and who, together with all other parties to the Contract, including beneficiaries, remain bona fide residents of Puerto Rico prior to and during the Annuitization period. Also, the Contract may be sold to certain Agent Trusts and Qualified Trusts (as previously explained). The discussion contained herein is general in nature and is not intended as tax advice. Thus, you are advised that any discussion of tax issues herein is not intended or written to be used as an opinion to avoid penalties imposed under the U.S. Internal Revenue Code.

Universal Life Insurance Company’s Tax Status under the U.S. Internal Revenue Code

Universal Life is a life insurance company organized under the laws of and doing business in Puerto Rico. Universal Life’s primary place of business is in Puerto Rico. Universal Life has obtained a legal opinion confirming that for purposes of the U.S. Internal Revenue Code Universal Life is not engaged in a trade or business in the United States. It is the intention of Universal Life not to enter into activities that may be construed as conducting a trade or business in the United States for purposes of the U.S. Internal Revenue Code. The Variable Account and Sub-Accounts are not separate entities and for U.S. federal income tax purposes their operations are part of Universal Life.

Since Universal Life is a foreign corporation not engaged in a trade or business in the United States, and the Variable Accounts and Sub-Accounts are not separate entities, any fixed and determinable annual and periodical income from sources within the United States earned by Universal Life through the Variable Accounts and Sub-Accounts may be subject to U.S. withholding taxes. U.S. Source income that may be subject to tax includes, but is not limited to, interest that is not otherwise exempt (i.e., portfolio interest), and dividends on shares of stock of U.S. organized corporations that are held through the pools of assets or mutual funds in which these accounts invest. The US withholding tax rate on such interest and dividends is 30% and 10% respectively.

The economic consequences of such U.S. withholding taxes on the income of the Sub-Account are passed-through to the Contract Owner as a reduction in value of the Sub-Accounts and the Contract.

General Federal Income Tax Requirements for Annuities

Section 72 of the U.S. Internal Revenue Code governs generally the taxation of annuities. While there is no one general definition of “annuity” in the U.S. Internal Revenue Code, the essential characteristic of an annuity contract is that it provides for the payment of periodic payments that amortize principal (i.e., amounts to be received as an annuity). For a contract to be treated as an annuity contract for federal income tax purposes, section 72(s) of the U.S. Internal Revenue Code, however, requires that the contract provide that distributions be made in accordance with the following rules:

(1)	If any Contract Owner dies on or after the Annuitization Date and before the entire interest in the contract has been distributed, then the remaining interest must be distributed at least as rapidly as the distribution method in effect on the Contract Owner’s death.

(2)	If any Contract Owner dies before the Annuitization Date, then the entire interest in the contract (consisting of either the Death Benefit or the Contract Value reduced by charges set forth elsewhere in the contract) will be distributed within 5 years of the Contract Owner’s death.

These above requirements will be satisfied as to any interest payable to or for the benefit of a Designated Beneficiary if it is distributed over the life of the Designated Beneficiary or over a period not longer than the life expectancy of the Designated Beneficiary. Payments must begin within one year of the Contract Owner’s death unless otherwise permitted by U.S. income tax regulations. A Designated Beneficiary is the person designated by the Contract Owner as a Beneficiary and to whom ownership of the contract passes by reason of the death, and must be a natural person. Universal Life believes and has received a legal opinion that the Contract contains the requisite U.S. Internal Revenue Code section 72(s) provisions.

Furthermore, section 817(h) of the U.S. Internal Revenue Code generally requires that a variable annuity contract that is based on a separate account be adequately diversified to be taxed as an annuity contract. The Internal Revenue Service has published regulations prescribing diversification standards to be met by nonqualified variable annuity contracts as a condition to being taxed as annuities under section 72 of the U.S. Internal Revenue Code. The standards provide that investments of a segregated asset account (or Sub-Account) are adequately diversified if no more than (1) 55% of the value of its assets is represented by any one investment, (2) 70% is represented by any two investments, (3) 80% is represented by any three investments, and (4) 90% is represented by any four investments. Without regard to whether the Contract is a “variable contract” within the meaning of section 817(d) of the U.S. Internal Revenue Code, Universal Life will administer the Variable Account so that the Sub-Accounts meet the U.S. Internal Revenue Code section 817(h) diversification standards imposed by the Internal Revenue Service.

In addition, a contract that purports to be an annuity contract has been held not to be an annuity for purposes of the U.S. Internal Revenue Code, if the contract is part of an arrangement under which the Contract Owner is in substance the Owner of the investment assets underlying the purported annuity. In general, the position of the Internal Revenue Service as set forth in rulings is that the policy Owner is the direct Owner of the assets underlying the variable annuity contract if either: (i) the assets held in the separate account under the variable annuity are available to members of the general public; or (ii) the Contract Owner has the power to direct the custodian to sell, purchase, or exchange specific assets held under the annuity or has significant ownership rights as to warrant their direct ownership of the assets for tax purposes. Rev. Rul. 2003-91, 2003-2 C.B. 347; Rev. Rul. 2003-92, 2003-2 C.B. 350; Rev. Rul. 82-54, 1982-1 C.B. 11; Rev. Rul. 81-225, 1981-2 C.B. 12; Rev. Rul. 80-274, 1980-2 C.B. 27; and Rev. Rul. 77-85, 1977-1 C.B. 12. Universal Life believes that it is the legal Owner of the assets in the Variable Account and all the Sub-Accounts. Universal Life believes and has received a legal opinion that Universal Life will be treated as the Owner of the assets underlying the Contract for U.S. federal income tax purposes.

Federal Income Taxation of Annuities Owned by Puerto Rico Residents

United States citizens are taxed on their world-wide income. Thus, under the general rules, United States citizens who are residents of Puerto Rico are subject to tax by the United States on income from all sources. However, section 933 of the U.S. Internal Revenue Code provides that gross income from sources within Puerto Rico is exempt from United States federal income taxation, if the income is derived by bona fide resident of Puerto Rico pursuant to U.S. Internal Revenue Code section 937(a) and the regulations promulgated thereunder. Section 937(b) provides that rules similar to the rules for determining whether income is from sources within the United States should be used for purposes of determining whether income is from sources within Puerto Rico. However, U.S. Internal Revenue Code. Treas. Reg. § 1.937-2(c) (2) provides an anti-abuse rule that income shall be considered to be from sources with the United States if, pursuant to a plan or arrangement the income is received in exchange for consideration provided to another person and such person (or another person) provides the same consideration (or consideration of a like kind) to a third person in exchange for one or more payments constituting income from sources within the United States. The Contract is designed for purchase by individuals, who together with all the other parties to the Contract (including beneficiaries), are and remain bona fide residents of Puerto Rico prior to and during the Annuitization period; however, Universal Life makes no attempt to determine whether such individuals are bona fide residents of Puerto Rico, within the meaning of sections 933 and 937(a) of the U.S. Internal Revenue Code.

Although there is no specific provision in the U.S. Internal Revenue Code that addresses the issue of whether income on a variable annuity contract issued by a foreign insurance company generates U.S. or foreign-source income, Rev. Rul. 2004-75, 2004-2 C.B. 109, adopts the place of incorporation of the insurance company issuing the contract to determine the source of the income. Under such interpretation, income under an annuity contract issued by a Puerto Rico company is Puerto Rico source income.

The Contract is intended to meet the requirements of an annuity contract for U.S. federal income tax purposes. Universal Life will interpret and administer the Contract in accordance with the requirements of the sections 72(s) and 817(h) of the U.S. Internal Revenue Code, and reserves the right to amend the Contract to comply with the requirements set out in the U.S. Internal Revenue Code and regulations and rulings thereunder, as they may exist from time to time. Universal Life has obtained a legal opinion that the Contract should be considered an annuity contract for federal income tax purposes and that Universal Life should be treated as the Owner of the investment assets in the Variable Account, that the income from the Contract should be treated as Puerto Rico source income, and that conduit arrangement anti-abuse rule is not likely to be applied to the Contract. Such opinions are based on the United States income tax laws as interpreted by the Internal Revenue Service at the time of the opinion, but the opinion provides no guarantee that the Internal Revenue Service will so conclude. Prospective purchasers of the Contract or Contract Owners planning to exercise an option under the Contract should consult their own tax advisers to determine the possible tax consequences applicable for their individual situations.

Transfers, Assignments, or Exchanges of a Contract

A transfer of ownership of the Contract, the designation of an Annuitant who is not also the Owner, or the exchange of the Contract may result in tax consequences to the Contract Owner. For example, a sale, exchange, or other disposition of the Contract may give rise to a gain or loss equal to the difference between the fair market value of the Contract and the adjusted tax basis of the Contract in the hands of the Owner. The gain derived from the sale, exchange or other disposition of the Contract by a Resident of Puerto Rico should constitute income from sources within Puerto Rico, and should not be includable in the gross income of the Resident of Puerto Rico pursuant to section 933 of the U.S. Internal Revenue Code. Limitations on a deduction of a loss may be imposed, such as for a loss allocable to or chargeable against amounts so excluded from gross income by the Resident of Puerto Rico’s.

However, section 1035(a) of the U.S. Internal Revenue Code provides generally that no gain or loss shall be recognized on the exchange of an annuity contract for an annuity contract. Whether or not an exchange for the Contract qualifies under this provision will depend on the character of the contract being exchanged and the manner in which the exchange is accomplished. In addition, U.S. Internal Revenue Code section 1035(c) provides that, “to the extent provided in regulations,” section 1035(a) shall not apply to any exchange having the effect of transferring property to any person other than a United States person. No regulations have been issued to date to implement this provision. Accordingly, a Contract Owner contemplating any such transfer, assignment, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Early Distribution Penalty

The U.S. Internal Revenue Code imposes a penalty of 10% if a distribution from an annuity contract is made before the Contract Owner reaches age 59½. Since the amount of the penalty is equal to 10% of the portion of any distribution from an annuity contract that is includable in gross income for federal income taxes, such penalty will not be imposed on a distribution from the Contract that is excludable from gross income by a Puerto Rico Resident under section 933 of the U.S. Internal Revenue Code.

Agent Trusts

Generally, annuity contracts owned by non-natural persons (e.g., corporations, partnerships, trusts, and similar entities) are not treated as annuity contracts under section 72(u) of the U.S. Internal Revenue Code, and the income on the contract for any taxable year is taxed as ordinary income during such taxable year. These provisions do not apply to a Contract that is held by a trust or other entity as an agent for a natural person (i.e., an individual). Thus, if a trust holds the Contract for an individual Beneficiary of the trust, the consequences of ownership by a non-natural person may not apply.

To the extent an Agent Trust is a grantor trust for U.S. federal income tax purposes, the grantor of the Agent Trust may be deemed the direct owner of the Contract such that the Contract will not be treated as owned by a non-natural person. The grantor-owner of the Contract may be subject to United States federal income taxes under the rules described above for an individual Resident of Puerto Rico. But see U.S. Treas. Reg. section 1.937-1(b) (3) which provides that “juridical” persons (e.g., trusts) do not qualify for the provisions of section 933. A trustee or fiduciary should review its trust documents and consult its own tax advisers in order to determine if the trust is an Agent Trust.

Qualified Trusts

Section 72(u) of the U.S. Internal Revenue Code might disqualify the Contract as an annuity contract in the hands of a Qualified Trust if the Trust qualifies as a U.S. person because it would not be a trust under a plan described in Section 401(a) of the U.S. Internal Revenue Code. Section 401(a) applies to trusts created or organized in the United States. However, assuming that a Qualified Trust is properly established under P.R. law, and that no U.S. court is able to exercise primary supervision over it and one or more U.S. persons do not have authority to control all substantial decisions of the trust (i.e., it is not a U.S. person under U.S. Internal Revenue Code section 7701(a) (30) (E) and (a) (31)), the Qualified Trust would not be subject to U.S. federal income tax. Whether a trust that is a Qualified Trust is a U.S. person for federal income taxes depends on the facts and circumstances of each trust, which may change from year to year. In any case, because a Qualified Trust is exempt from income taxation under Section 501 of the U.S Internal Revenue Code, earnings accumulated or distributed under the Contract as well as any gain realized from the sale or exchange of the Contract should not be subject to income tax. Each fiduciary of a trust should seek advice from its tax counsel to assess if the trust is a Qualified Trust, and whether it might be a U.S. person.

Federal Estate and Gift Taxes

A Contract Owner who at the time of his death was a domicile of Puerto Rico and who acquired United States citizenship solely by reason of citizenship, birth or residence in Puerto Rico will be considered a nonresident not a citizen of the United States for purposes of the estate and gift taxes imposed under the U.S. Internal Revenue Code.

A nonresident not citizen of the United States is subject to United States federal estate taxes on the part of his estate that at the time of death is located in the United States. In absence of specific provisions under the U.S. Internal Revenue Code, the rule applicable to a debt obligation appears an adequate rule to determine the location of an annuity contract for federal estate tax purposes. Under these criteria, the Contract should be considered property situated outside the United States, and therefore, not includible in the taxable estate of a Contract Owner who at the time of death was domiciled in Puerto Rico and acquired United States citizenship solely by reason his birth or residence in Puerto Rico.

A donor who at the time of a gift of the Contract was domiciled in Puerto Rico and acquired his United States citizenship solely by reason his citizenship, birth or residence in Puerto Rico will be considered a nonresident not a citizen of the United States for purposes of the gift taxes imposed under the U.S. Internal Revenue Code. A nonresident not citizen of the United States is subject to United States federal gift taxes on the transfer by gift of certain tangible property located in the United States. Thus, a transfer by gift of the Contract is not subject to gift tax if the donor is domiciled in Puerto Rico and acquired United States citizenship solely by reason of his citizenship, birth or residence in Puerto Rico.

A domicile of Puerto Rico is generally an individual who is a Resident of Puerto Rico with no definite present intention of living elsewhere. Thus, each individual should consult his or her tax counsel to assess if he or she is domiciled in Puerto Rico. In addition, an individual domiciled in Puerto Rico who acquired his U.S. citizenship by reason other than his citizenship, birth or residence in Puerto Rico should seek advice from his tax counsel since a Contracts held by these U.S. citizens may be subject to U.S. federal estate and gift taxes upon transfer of the Contract by reason of death or a gift.

Certain ERISA Considerations

A fiduciary of a pension, profit- sharing, retirement, or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each such plan, a “Plan”), should consider the fiduciary standards under ERISA in the context of the Plan’s particular circumstances and consult with its counsel before authorizing an investment of such Plan’s assets in a Contract.

Tax Changes

The foregoing tax information is based on our understanding of U.S. and Puerto Rico tax laws. It is NOT intended as tax advice. All information is subject to change without notice. Furthermore, the determination whether the Contract qualifies as an annuity and endowment contract under the P.R. Code and as an annuity under the U.S. Internal Revenue Code depends on Universal Life continued compliance with the applicable provisions of the P.R. Code and the U.S. Internal Revenue Code relating to the classification of a particular instrument as an annuity or endowment contract.

Statements and Reports

Universal Life will mail Contract Owners statements and reports. Therefore, Contract Owners should promptly notify Universal Life of any address change.

These mailings will contain:

●	Statements showing the Contract’s quarterly activity;

●	Confirmation statements showing transactions that affect the Contract’s value. Confirmation statements will not be sent for recurring transactions (i.e., Dollar Cost Averaging). Instead, confirmation of recurring transactions will appear in the Contract’s quarterly statements;

●	Annual and Semi-Annual Reports containing financial statements for the Variable Account and such other information as is required to be provided pursuant to the requirements of the 1940 Act.

Contract Owners should review statements and confirmations carefully. All errors or corrections must be reported to Universal Life immediately to assure proper crediting to the Contract.

Legal Proceedings

There are no material legal proceedings pending to which Universal Life, Universal Financial Services or the Variable Account is a party.

Table of Contents of the Statement of Additional Information

Cover Page	118
Table of Contents	118
General Information and History	118
Investment Objectives and Policies	119
Management	119
Investment Advisory and Other Services	124
Portfolio Managers	125
Brokerage Allocation	126
Purchase and Pricing of Securities Offered	126
Underwriters	127
Calculation of Performance Data	127
Annuity Payments	127
Financial Statements	127
Appendix A: Proxy Voting Policies and Procedures	128
Appendix F: Fortune V Separate Account Financial Statements, Universal Life Insurance Company Statutory Basis Financial Statements, Universal Life Insurance Company Unaudited Financial Statements	129

FORTUNE V SEPARATE ACCOUNT

INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED ANNUITY CONTRACTS

ISSUED BY

UNIVERSAL LIFE INSURANCE COMPANY

SAN JUAN, PR 00917-2011

(787) 706-7095

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information should be used to supplement information provided by the Prospectus, which describes individual flexible purchase payment deferred annuity contracts (“Contracts”) issued through the Fortune V Variable Account (“Variable Account”) of Universal Life Insurance Company (“Universal Life”).

This Statement of Additional Information is not a prospectus. The Statement of Additional Information should be read with the Prospectus. The Prospectus sets forth information about the Variable Account that an investor ought to know. The Prospectus may be obtained, without charge, upon written request to Universal Life Insurance Company, PO Box 2171, San Juan, PR 00922 – 2171 or by telephoning (800) 981-0395. Please refer to the Table of Contents for a cross-reference index to the Prospectus.

The date of this Statement of Additional Information is December 23, 2021.

The date of the Prospectus is December 23, 2021.

Table of Contents

General Information and History	118
Investment Objectives and Policies	119
Management	119
Investment Advisory and Other Services	124
Portfolio Managers	125
Brokerage Allocation	126
Purchase and Pricing of Securities Offered	126
Underwriters	127
Calculation of Performance Data	127
Annuity Payments	127
Financial Statements	127
Appendix A: Universal Financial Services, Inc. Proxy Voting Policies and Procedures	128
Appendix F: Fortune V Separate Account Financial Statements, Universal Life Insurance Company Statutory Basis Financial Statements, Universal Life Insurance Company Unaudited Financial Statements	129

General Information and History

This section of the Statement of Additional Information provides certain information relating to the Variable Account and the sub-accounts of the Variable Account (the “Sub-Accounts”).

The Variable Account is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), as a management investment company. The Variable Account was established by Universal Life on March 1, 2007, pursuant to the applicable provisions of the Puerto Rico Insurance Code.

Universal Life is a member of the Universal Group of companies that operate in Puerto Rico and United States. Universal Life is a wholly-owned subsidiary of Universal Insurance Company, Inc. (“Universal”).

Each of the Sub-Accounts seeks its investment objective by investing in a combination of underlying mutual funds (the “underlying funds”). Transamerica Asset Management, Inc. (“TAM” or the “Investment Manager”) is the investment manager for the underlying funds.

Each Sub-Account is non-diversified and is managed by Universal Financial Services, Inc. (“UFS” or “Universal Financial Services”) as the investment adviser contracted by Universal Life to manage the Sub-Account. Morningstar Investment Management LLC serves as portfolio construction manager in connection with the actively managed Sub-Accounts.

Investment Objectives and Policies

The investment objective of each Sub-Account and the strategies each Sub-Account employs to achieve its objective are described in the Prospectus under “Investment Objectives and Policies.” There can be no assurance that a Sub-Account will achieve its objective.

Each Sub-Account’s investment objective and, unless otherwise noted, its investment policies and techniques may be changed by the Board without the approval of the persons possessing rights under the Contracts (the “Contract Owners”). A change in the investment objective or policies of a Sub-Account may result in the Sub-Account having an investment objective or policies different from those which a Contract Owner deemed appropriate at the time of investment. Please refer to the Prospectus for a description of the fundamental investment policies of the Variable Account.

The Variable Account does not disclose its portfolio securities to any person, other than in public filings in which portfolio securities are required to be disclosed.

Management

A.	Board

The management of the Variable Account’s business and affairs is the responsibility of the Board of Directors of Universal Life. The Board of Directors of Universal Life has established a managing board (the “Board”) and has delegated certain responsibilities for the operation of the Variable Account to the Board.

The mailing address of each member of the Board is c/o Universal Life Insurance Company, PO Box 2171, San Juan, PR 00922 – 2171.

The members of the Board listed below are not “interested persons” of the Variable Account within the meaning of section 2(a)(19) of the 1940 Act (“Independent Board Members”).

(1) Name and Year of Birth	(2) Position(s) Held with Registrant	(3) Term of Office and Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director
Manuel O. Morera, CPA, CGMA (1956)	Member, Board	Since 2021	Accountant, tax and business advisor as a sole practitioner.	1	None

Francisco J. Perdomo, CPA (1960)	Member, Board	Since 2021	PSV & Co., PSC (accounting firm), Managing Director and Certified Public Accountant.	1	None

The member of the Board listed below is an “interested person” of the Variable Account within the meaning of section 2(a)(19) of the 1940 Act.

(1) Name and Year of Birth	(2) Position(s) Held with Registrant	(3) Term of Office and Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Separate Account Overseen by Director or Nominee for Director	(6) Other Directorships Held by Director or Nominee For Director
Waldemar Fabery-Villaespesa (1965)	Member, Board	Since 2021	Special Counsel, Toro Colón Mullet, P.S.C., a legal services firm	1	None

*	Mr. Waldemar Fabery-Villaespesa is designated as an “interested person” because he is a member of several boards of a controlling party of UFS.

The Board does not have a lead independent director and does not believe one is necessary given that a majority of the Board are not interested persons. The Board’s current structure is appropriate in view of the experience of its members, the longstanding working relationship of its independent members, and the nature of the Variable Account’s operations. In overseeing Variable Account’s operations, the Board receives regular reports on various aspects of the Variable Account’s operations, such as performance, securities holdings and compliance.

Each Board member shall hold office until: 1) his or her successor is elected and qualified or 2) he or she resigns, retires or his or her term as a Board member is terminated in accordance with the Company’s governing documents.

The Board believes that each Board member’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Board members lead to the conclusion that the Board possesses the requisite skills and attributes. The Board believes that the Board members’ ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with UFS, other services providers, counsel and independent auditors, and to exercise effective business judgment in the performance of their duties, support this conclusion. The Board also has considered the following experience, qualifications, attributes and/or skills, among others, of its members in reaching its conclusion:

Mr. Morera is a certified public accountant with over forty (40) years of experience at major and multinational accounting firms. Among his notable experiences, Mr. Morera was appointed as the first Chief Financial Officer of a pharma/bio services company that registered with the SEC during his tenure.

Mr. Perdomo is a certified public accountant with over thirty-five (35) years of experience at accounting firms. Among his notable experiences, Mr. Perdomo has service companies related to SEC registered companies.

Mr. Fabery-Villaespesa is an attorney with over twenty-five (25) years of experience providing legal advice to multinational companies in corporate and tax matters. He has been a member of the Board of Directors of Universal Insurance Group, Inc. since 2015.

Risk Oversight

Through its oversight of the management and operations of the Sub-Accounts, the Board also has a risk oversight function, which includes (without limitation) the following: (i) requesting and reviewing reports on the operations of the Sub-Accounts (such as reports about the performance of the Sub-Accounts); (ii) reviewing compliance reports and approving compliance policies and procedures of the Sub-Accounts and their service providers; (iii) meeting with management to consider areas of risk and to seek assurances that adequate resources are available to address risks; (iv) meeting with service providers, including auditors, to review the Sub-Accounts’ activities; and (v) meeting with the Chief Compliance Officer and other officers of the Variable Account and its service providers to receive information about compliance, and risk assessment and management matters. Such oversight is exercised primarily through the Board and its Audit Committee but, on an ad hoc basis, also can be exercised by the Independent Board Members during executive sessions.

The Board recognizes that not all risks that may affect the Sub-Accounts can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Sub-Accounts’ goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Board Members as to risk management matters are typically summaries of the relevant information. Most of the Sub-Accounts’ investment management and business affairs are carried out by or through UFS, Morningstar, TAM, their affiliates, the sub-advisers and other service providers each of which has an independent interest in risk management but whose policies and the methods by which one or more risk management functions are carried out may differ from the Sub-Accounts’ and each other in the setting of priorities, the resources available or the effectiveness of relevant controls. As a result of the foregoing and other factors, the Board’s risk management oversight is subject to substantial limitations. In addition, it is important to note that each Sub-Account is designed for investors that are prepared to accept investment risk, including the possibility that as yet unforeseen risks may emerge in the future.

B.	Remuneration of the Board

Members of the Board who are also active or retired officers, directors or employees of the Company do not receive any fees from the Variable Account. These members are deemed to be “interested persons” and receive direct remuneration or an indirect benefit as active or retired officers and/or stockholders of the Company. As the Board is being formed in connection with the Variable Account’s registration under the 1940 Act, no remuneration was paid by the Variable Account to the members of the Board who are not “interested persons” of the Variable Account for the fiscal year ended December 31, 2020.

Each member of the Board receives an allowance in the amount of $1,500.00 per board meeting. There have been two meetings during the year 2021, and accordingly each member of the Board has received $3,000.00 during the year 2021 to date.

C.	Board Member Ownership of Equity Securities

None of the members of the Board owned shares of any Sub-Account as of December 31, 2020.

D.	Committees of the Board

The Board has two standing committees: the Audit Committee and Nominating Committee. Both the Audit Committee and Nominating Committee are chaired by an Independent Board Member and composed of all of the Independent Board Members.

The Audit Committee is responsible for the following functions:

a.	Review the scope, plan, timing and results of the audit;

b.	Review with auditors and management the appropriateness and the implementation of applicable procedures for internal auditing, accounting and financial control; and

c.	Review of auditors’ opinion and discussion with auditors of their experiences in conducting the audit.

The Nominating Committee is a forum for identifying, considering, selecting and nominating, or recommending for nomination by the Board, candidates to fill vacancies on the Board. When addressing vacancies, the Nominating Committee sets any necessary standards or qualifications for service on the Board and may consider nominees recommended by any source it deems appropriate, including management and Contract Owners. Contract Owners who wish to recommend a nominee should send recommendations to the Board’s Secretary that include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Board Members. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by Contract Owners.

The Nominating Committee also identifies potential nominees through its network of contacts and may also engage, if it deems appropriate, a professional search firm. The committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote.

E.	Independent Board Members and Their Immediate Family Members

As of December 31, 2020, no Independent Board Member and no immediate family member of an Independent Board Member beneficially or of record owned any equity securities of the Company, the investment adviser or the principal underwriter of the Variable Account, or any person directly or indirectly controlling, controlled by, or under common control with the Company, the investment adviser or the principal underwriter of the Variable Account.

As of December 31, 2020, no Independent Board Member and no immediate family member of an Independent Board Member has, during the two most recently completed calendar years, had any direct or indirect interest, the value of which exceeded $120,000, in any of the following:

●	the Company, investment adviser or the principal underwriter of the Variable Account; or

●	any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Company, the investment adviser or the principal underwriter of the Variable Account.

As of December 31, 2020, no Independent Board Member and no immediate family member of an Independent Board Member has, during the two most recently completed calendar years, had any material direct or indirect interest in any transaction or series of similar transactions, in which the amount involved exceeded $120,000 and to which any of the following persons was a party:

●	the Variable Account, or officer thereof;

●	any investment company or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act which has the same insurance company, investment adviser or principal underwriter as the Variable Account or has an insurance company, investment adviser or

●	principal underwriter that directly or indirectly controls, is controlled by, or is under common control with an investment adviser or the principal underwriter of the Variable Account, or officer thereof;

●	the Company, the investment adviser or the principal underwriter of the Variable Account, or officer thereof; or

●	any person directly or indirectly controlling, controlled by, or under common control with the Company, the investment adviser or the principal underwriter of the Variable Account, or officer thereof.

As of December 31, 2020, no Independent Board Member and no immediate family member of an Independent Board Member has, during the two most recently completed calendar years, had any direct or indirect relationship, in which the amount involved exceeded $120,000, with any of the following persons:

●	the Variable Account, or officer thereof;

●	any investment company or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act which has the same insurance company, investment adviser or principal underwriter as the Variable Account or has an insurance company, investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with an investment adviser or the principal underwriter of the Variable Account, or officer thereof;

●	the Company, the investment adviser or the principal underwriter of the Variable Account, or officer thereof; or

●	any person directly or indirectly controlling, controlled by, or under common control with the Company, the investment adviser or the principal underwriter of the Variable Account, or officer thereof.

F.	Code of Ethics

The Variable Account, the Company and UFS have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act, as amended. These codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Variable Account, subject to certain restrictions.

G.	Proxy Voting Policies and Procedures

The Variable Account has delegated the authority to vote proxies to the Company and has authorized the Company to delegate proxy voting authority to UFS. UFS’s Proxy Voting Policy and Procedures are attached to this Statement of Additional Information as Appendix A (the “Proxy Voting Policy”).

Information regarding how the Variable Account voted proxies relating to portfolio securities during the most recent 12-month period ended December 31 is available without charge, upon request, by calling (800) 981-0395, or sending a written request to Universal Life Insurance Company, PO Box 2171, San Juan, PR 00922 – 2171, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

The codes of ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (212) 551-8090. The codes of ethics are also available on the EDGAR database on the SEC’s website at http://www.sec.gov. Copies of the codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

H.	Officers

The mailing address of each officer is c/o Universal Life Insurance Company, PO Box 2171, San Juan, PR 00922 – 2171. The following table shows information about the officers, including their year of birth, their positions held with the Variable Account and their principal occupations during the past five years (their titles may have varied during that period). Each officer will hold office until his or her successor has been duly elected or appointed or until his or her earlier death, resignation or removal.

(1) Name and Year of Birth	(2) Position(s) Held with Registrant	(3) Term of Office and Length of Time Served	(4) Principal Occupation(s) During Past 5 Years
John Blue (1977)	Chief Compliance Officer	Since 2021	Managing Partner, PINE Advisor Solutions (provider of outsourced non-investment fund services) (Since 2018); Previously, Sr. Vice President and Dir. of Operations and Chief Compliance Officer, 361 Capital, LLC (financial adviser) (2010 to 2018).
Jose C. Benitez (1975)	President	Since 2021	President of Universal Life Insurance Company and Universal Financial Services (2006). Previously Senior Account Manager, Manulife Financial. 24 years of financial services experience. Series 7 & 24 Licenses, FLMI Designation
Roberto Martinez (1964)	Secretary & Treasurer	Since 2021	CFO Universal Group, Previously COO Triple S Propiedad (1999 to 2014), SIMED and ASC Finance Manager (1991 to 1999) and Audit Supervisor with KPMG (1987 – 1991).

Investment Advisory and Other Services

A.	Investment Advisory Agreement

Universal Financial Services, Inc., #33 Bolivia St., Hato Rey P.R 00917-2011, is the investment adviser of the Variable Account. UFS, a Puerto Rico corporation, is a wholly-owned subsidiary of Universal Group, Inc. and an affiliate of Universal Life. UFS currently serves as investment adviser to the Variable Account pursuant to an investment advisory agreement (“Investment Advisory Agreement”) with the Company. The Investment Advisory Agreement must be renewed each year by a majority of the Board who are not parties to the agreement or interested persons of any such party. The Investment Advisory Agreement was last approved by the Board on May 19, 2021.

Morningstar Investment Management LLC serves as portfolio construction manager in connection with the actively managed Sub-Accounts, which include all Sub-Accounts other than the Money Market Portfolio. Please refer to the Prospectus for a description of the services provided by the portfolio construction manager.

Under the Investment Advisory Agreement, UFS provides “investment advisory services” to the Fortune V Separate Account. UFS provides the Company with such investment research, advice and supervision as the Company may from time to time consider necessary for the proper supervision of Sub-Accounts. UFS pays for maintaining the staff and personnel necessary to perform its obligations under the Investment Advisory Agreement. The Advisory Agreement provides that UFS may render services to others. Under the Investment Advisory Agreement, the Investment Adviser and its affiliates will not be liable for any error of judgment or mistake of law for any loss arising out of any investment or for any act or omission in the management of the Company’s assets under management, except for willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties under the Investment Advisory agreement.

For its advisory services to the Variable Account under the Investment Advisory Agreement, UFS charges an amount which equals, on an annual basis, 0.35% of the average daily net asset value of the Variable Account. At December 31, 2020, the net asset value for the Variable Account was 522,721,605. For the fiscal years ended December 31, 2020, 2019 and 2018, the investment advisory fees paid by the Variable Account were 1,748,974, 1,877,765 and 2,062,526, respectively. For the fiscal years ended December 31, 2020, 2019 and 2018, the fees paid to the Portfolio Construction Manager by the Variable Account were 494,295, 531,267 and 584,314, respectively.

The investment advisory fees paid by each Sub-Account were as follows:

Fund Name	Advisory Fees 2020	Advisory Fees 2019	Advisory Fees 2018
Universal VIA Asset Allocation Conservative Portfolio	318,374	355,451	415,584
Universal VIA Asset Allocation Moderate Portfolio	1,074,272	1,175,128	1,273,463
Universal VIA Asset Allocation Moderate Growth Portfolio	207,417	208,173	224,022
Universal VIA Asset Allocation Growth Portfolio	107,557	97,643	104,131
Universal VIA Asset Allocation Intl Growth Portfolio	22,411	23,037	27,898
Universal Money Market Portfolio	18,713	18,231	17,428
TOTAL	1,748,745	1,877,664	2,062,526

	Portfolio Construction Manager Fees	Portfolio Construction Manager Fees	Portfolio Construction Manager Fees
Fund Name	2020	2019	2018
Universal VIA Asset Allocation Conservative Portfolio	90,964	101,558	118,738
Universal VIA Asset Allocation Moderate Portfolio	306,935	335,751	363,846
Universal VIA Asset Allocation Moderate Growth Portfolio	59,262	59,478	64,006
Universal VIA Asset Allocation Growth Portfolio	30,731	27,898	29,752
Universal VIA Asset Allocation Intl Growth Portfolio	6,403	6,582	7,971
Universal Money Market Portfolio	-	-	-
TOTAL	494,295	531,267	584,314

B.	Custodian

State Street, located at One Lincoln Street, Boston, MA 02116, serves as the Variable Account’s custodian.

State Street, among other things, maintains a custody account or accounts in the name of each Sub-Account, receives and delivers all assets for the Sub-Accounts upon purchase and upon sale or maturity, collects and receives all income and other payments and distributions on account of the assets of the Sub-Accounts and makes disbursements on behalf of the Sub-Accounts. State Street neither determines the underlying funds’ investment policies nor decides which securities the Sub-Accounts will buy or sell. For its services, State Street receives a monthly fee based upon the daily average market value of securities held in custody and also receives securities transaction charges, including out-of-pocket expenses. The Sub-Accounts may also periodically enter into arrangements with other qualified custodians with respect to certain types of securities or other transactions such as repurchase agreements or derivatives transactions. State Street may also act as the Sub-Accounts’ securities lending agent and in that case would receive a share of the income generated by such activities.

C.	Independent Registered Public Accounting Firm

The Fortune V Separate Account independent registered public accounting firm will be Ernst & Young LLP, Plaza 273, 10th Floor, 273 Ponce de León Avenue, San Juan, PR 00917-1951.

Portfolio Managers

The representatives from Universal Financial Services oversee the portfolio construction managers and validate compliance with the investment objectives within each allocation portfolio. The portfolio managers of Universal Financial Services are:

●	Jose C. Benitez Ulmer, President of Universal Life Insurance Company and Universal Financial Services (2006). Previously, Senior Key Accounts Manager, Manulife Financial.

The compensation structure for investment adviser representatives includes base, bonus (for officers of the Company). Actual pay within the range is determined based upon individual knowledge, skills, abilities and reviews of each manager’s job performance.

Each participant has goals related to fulfilling various job responsibilities including overseeing the Variable Account in accordance with investment guidelines and their performance is measured based on the achievement of those goals as well as their contribution to the overall pool.

The portfolio managers of Universal Financial Services do not manage other accounts.

Morningstar Investment Management.

The portfolio construction managers for the Fortune V Separate Account are:

●	Dan McNeela, CFA, joined Morningstar, Inc. in 2000 as a manager research analyst, and served as associate director of fund analysis and editor of Morningstar Mutual Funds before joining Morningstar Investment Management LLC in 2006.

●	Michael Stout is a portfolio manager within Morningstar’s Investment Management Group and a member of the Asset Allocation Committee. He focuses on asset-allocation strategies employing mutual funds and ETFs, and co-manages two mutual funds at the firm. Mike was an original member of the Morningstar Investment Management Group’s predecessor organization in 1998.

●	Dominic Pappalardo is a Senior Client Portfolio Manager within Morningstar’s Investment Management Group. Mr. Pappalardo has oversight responsibilities for managing the Client Portfolio Management team which delivers customized solutions for institutional and third-party platform clients. Prior to joining Morningstar in 2020, he spent 19 years working in all aspects of fixed income portfolio management at McDonnell Investment Management, an affiliate of Natixis Investment Managers.

Information as of December 31, 2020 regarding other accounts for which any portfolio construction manager is primarily responsible for the day-to-day investment advice and management or recommendations is provided below.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Manager	Number	Assets Managed	Number	Assets Managed	Number	Assets Managed
Dan McNeela, CFA	10	$4,197,514,763	None	None	20,481	$2,787,110,816
Michael Stout	7	$2,896,246,459	None	None	17,637	$2,409,659,020
Dominic Pappalardo	5	$517,124,863	None	None	None	None

Morningstar Investment Management LLC’s portfolio managers and their team members who are responsible for the day-to-day management of a portfolio are paid a base salary plus a discretionary bonus. The salary is set at a fixed amount and is determined by Morningstar Investment Management’s management team and managers of the employees. The bonus is fully or partially determined by a combination of the Investment Management’s business unit’s overall revenue and profitability, Morningstar, Inc.’s overall annual revenue and profitability, and the individual’s contribution to the business unit. For most portfolio managers and their team members, part of their bonus is also based on select managed portfolio investment performance and risk metrics versus a corresponding benchmark over specified three-, five-, and/or seven-year periods. Benchmarks are used as a measure of investment performance and are chosen by senior personnel and approved by the Investment Management business unit’s Global Investment Policy Committee’s Regional Investment Policy Committee. To mitigate the conflict of interest that could arise from partially basing an employee’s bonus on performance of a select portfolio or portfolios, all investment decisions made within a portfolio must be peer reviewed by a regional governance body within the Regional Investment Policy Committee, which includes asset allocation committees, manager selection committees, and portfolio construction (peer review) committees.

Portfolio Manager Ownership Information

As of June 22, 2021, Mr. Benitez owns a Contract with an account value in the range of $100,001-$500,000. The other portfolio managers identified above do not currently own Contracts.

Material Conflicts

The underlying mutual funds held by the Sub-Accounts may be offered through separate accounts of other insurance companies. Universal Life does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the Variable Account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts. If a material conflict occurs, Universal Life will take whatever steps are necessary to protect Contract Owners and Beneficiaries, including withdrawal of the Variable Account from participation in the underlying mutual fund(s) involved in the conflict.

Brokerage Allocation

UFS has no set formula for the distribution of brokerage business in connection with the placing of orders for the purchase and sale of investments. The primary consideration in placing portfolio security transactions with broker/dealers is execution at the most favorable prices and in the most effective manner possible.

The Sub-Accounts incurred no brokerage commissions on security transactions placed with affiliates of UFS for the year ended December 31, 2020.

Purchase and Pricing of Securities Being Offered

Please refer to the Prospectus sections entitled “General Description of Variable Annuity Contracts,” page 85 of the Prospectus and “Purchases and Contract Value,” page 100 of the Prospectus.

Underwriters

The Contract is distributed by Universal Financial Services, Inc., #33 Bolivia St., Hato Rey P.R 00917-2011. UFS is a wholly-owned subsidiary of Universal Group, Inc. and an affiliate of Universal Life. UFS is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. Registration as a broker-dealer does not mean that the SEC has passed upon the financial standing, fitness or conduct of any broker or dealer, or upon the merits of any security offering or upon any other matter relating to the business of any broker or dealer.

In connection with its sale of the contracts, in 2018 we paid UFS, our principal underwriter $49,115 of which it retained $34,409; in 2019 we paid $39,115, of which it retained $31,233; in 2020, we paid $32,650, of which it retained $24,475.

Calculation of Performance Data

Historical Performance of the Sub-Accounts

Universal Life will advertise historical performance of the Sub-Accounts in accordance with any applicable regulatory prescribed calculations. Performance information is annualized. However, if a Sub-Account has been available in the Variable Account for less than one year, the performance information for that Sub-Account is not annualized. Performance information is based on historical earnings and is not intended to predict or project future results.

Standardized performance will reflect no deductions for fees, expenses, taxes or CDSC charges if applicable.

Market Indices

The Sub-Accounts will be compared to certain market indices. Indices are provided for comparison purposes only and are not intended to reflect the performance of the Sub-Accounts. Individuals cannot invest directly in an index.

Tracking & Rating Services; Publications

Universal Life’s rankings and ratings may sometimes be published by financial news magazines and other services and web sites.

These rating services, publications and web sites rank the underlying mutual funds’ performance against other funds. These rankings may or may not include the effects of sales charges or other fees.

Financial Rating Services

Universal Life is also rated by an independent financial rating service, A.M. Best Company. Universal Life may advertise these ratings. These ratings reflect Universal Life’s financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account.

Some Universal Life advertisements and endorsements may include lists of organizations, individuals or other parties that recommend Universal Life or the Contract. Furthermore, Universal Life may occasionally advertise comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Annuity Payments

Please refer to the Prospectus section entitled “Annuity Period,” page 92 of the Prospectus.

Financial Statements

The statutory basis financial statements of Universal Life and the financial statements of the Fortune V Separate Account are included in this Statement of Additional Information in Appendix F. The statutory basis financial statements of Universal Life are different from the financial statements of the Fortune V Separate Account. The financial statements of Universal Life should be considered only as bearing upon the ability of Universal life to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the assets held in the Fortune V Separate Account. The unaudited financial statements of Universal Life as of September 30th 2021 are also included in this Statement of Additional Information in Appendix F. The financial statements of the Fortune V Separate Account for the period ended June 30th, 2021 are incorporated herein by reference from its Form N-CSR, https://www.sec.gov/Archives/edgar/data/1864054/000182912621009936/universallife_ncsrs.htm

The statutory basis audited financial statements and schedules of Universal Life and the financial statements of the Fortune V Separate Account have been included in reliance upon reports of Ernst & Young LLP, given on their authority of the firm as experts in accounting and auditing. Ernst & Young LLP, independent registered public account firm, Parque Las Américas 1, Suite 410, 235 Federico Costa Street San Juan, PR 00918, has audited a) our financial statements for Fortune V Separate Account (the “Separate Account”) (comprising Fortune V Separate Account – Universal VIA Conservative Allocation, Fortune V Separate Account – Universal VIA Moderate Allocation, Fortune V Separate Account – Universal VIA Moderate Growth Allocation, Fortune V Separate Account – Universal VIA Growth Allocation, Fortune V Separate Account – Universal VIA International Moderate Growth Allocation, Fortune V Separate Account – Universal VIA Money Market) (collectively referred to as the “Subaccounts”), b) the statutory basis financial statements of Universal Life Insurance Company as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31st, 2020.

APPENDIX A

Universal Financial Services, Inc.

Proxy Voting Policy and Procedures

Proxy Voting Rights

Voting Rights

Based in the structure of the Variable Account, it is not anticipated that it will receive any matters subject to a proxy vote. To the extent required by law, Universal Life will vote the underlying fund portfolios’ shares held by the Fortune V Separate Account (the “Variable Account”) at regular and special shareholder meetings of the underlying fund portfolios in accordance with instructions received from persons having voting interests in the portfolios, although none of the underlying fund portfolios hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we will determine that it is permitted to vote the underlying fund portfolios shares in its own right, it may elect to do so.

APPENDIX F

Fortune V Separate Account Financial Statements for the year ending December 31st 2020

Universal Life Insurance Company Statutory Basis Financial Statements as of December 31st 2020 and 2019, and for each of the three years in the period ended December 31st, 2020

Universal Life Insurance Company unaudited financial statements as of September 30th 2021

FORTUNE V SEPARATE ACCOUNT

OF

UNIVERSAL LIFE INSURANCE COMPANY

Annual Report

December 31, 2020

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures of the Fortune V Separate Account is included in the Statement of Additional Information which is available without charge, upon request: (i) by calling 1-787-706-7337; or (ii) on the SEC’s website at www.sec.gov. In addition, the Fortune V Separate Account is required to file Form N-PX, with the complete proxy voting record for the most recent twelve months ended June 30, no later than August 31 of each year. Form N-PX for the twelve months ended June 30, 2021, is available without charge, upon request by calling 1-787-706-7337 and on the SEC’s website at http://www.sec.gov.

Quarterly Portfolio Holdings

Each fiscal quarter, Fortune V Separate Account will file with the SEC a complete schedule of monthly portfolio holdings on Form N-PORT. The Subaccounts’ holdings as of the end of the third month of every fiscal quarter, as reported on Form N-PORT, will be publicly available on the SEC’s website at http://www.sec.gov within 60 days of the end of the fiscal quarter.

UNIVERSAL LIFE INSURANCE COMPANY

Metro Office Park Street 1, Lot 10

Guaynabo, PR 00968

To Contract Holders with Interests in the Fortune V Separate Account Funds:

We are pleased to present the most recent annual report for the Fortune V Separate Account. As required under applicable law, we are sending this annual report to contract holders of Universal VIA Annuity Contracts issued by Universal Life Insurance Company with unit interests in the Fortune V Separate Account, which invests its assets in the Universal VIA Asset Allocation Portfolios.

Please call Universal Life Insurance Company, at (787) 706-7095 if you have any questions regarding these reports.

Disclosure of Expenses

UNIT HOLDER EXPENSES

Universal VIA Asset Allocation Portfolios (each individually, a “Subaccount” and collectively, the “Subaccounts”) is a separate account established by Universal Life Insurance Company (“ULICO”), and is used as an investment vehicle under certain tax-deferred annuity contracts issued by ULICO. Each Subaccount invests in underlying investments in mutual funds based on specific asset allocation objectives. Subaccount contract holders bear the costs of operating the Subaccount (such as the advisory fee).

The following examples are intended to help you understand your ongoing costs (in dollars and cents) of investing in the Subaccounts and to compare these costs with the ongoing costs of investing in other funds.

The examples are based on an investment of $1,000 invested at July, 1 2020, and held for the entire six-month period until December 31, 2020.

ACTUAL EXPENSES

The information in the table below provides information about actual account values and actual expenses. You may use the information in these columns, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = $8.60), then multiply the result by the number in the appropriate column for your share class titled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

HYPOTHETICAL EXAMPLE FOR COMPARISON PURPOSES

The information in the table below provides information about hypothetical account values and hypothetical expenses based on the Subaccounts’ actual expense ratios and assumed rates of return of 5% per year before expenses, which are not the Subaccounts’ actual returns. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in your Subaccount versus other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

		Actual Expense		Hypothetical Expenses [A]
Subaccount	Beginning Account Value July 1, 2020	Ending Account Value December 31, 2020	Expenses Paid During Period [B]	Ending Account Value December 31, 2020	Expenses Paid During Period [B]	Net Annualized Expense Ratio [C] [D]
Universal VIA Conservative Allocation	$1,000.00	$1,029.82	$10.58	$1,014.78	$10.50	2.07%
Universal VIA Moderate Allocation	1,000.00	1,051.91	10.40	1,015.07	10.21	2.01
Universal VIA Moderate Growth Allocation	1,000.00	1,099.06	11.26	1,014.47	10.81	2.13
Universal VIA Growth Allocation	1,000.00	1,132.45	12.24	1,013.73	11.56	2.28
Universal VIA International Mod Growth Alloc	1,000.00	1,134.08	13.54	1,012.52	12.77	2.52
Universal Money Market	1,000.00	998.65	11.83	1,013.37	11.92	2.35

[A]	5% return per year before expenses.

[B]	Expenses are calculated using each Subaccount’s net annualized expense ratios, as disclosed in the table, multiplied by the average account value for the period, multiplied by the number of days in the period (184 days), and divided by the number of days in the year (365 days).
[C]	Net annualized expense ratios, as disclosed in the table, do not include the expenses of the underlying investments in which the Subaccounts invest. The total annual expenses, as stated in the fee table of the Subaccounts’ Prospectus, may differ from the expense ratios disclosed in this report.
[D]	Net annualized expense ratios are reflective of applicable fee waivers and/or reimbursements and recapture, if any, and based on the most recent six-months which may differ from the net expense ratio displayed in the Financial Highlights that covers a twelve-month period.

Schedules of Investment Composition
At December 31, 2020

Fortune V Separate Account – Universal VIA Conservative Allocation

Asset Allocation	Percentage of Net Assets
Equity Funds	22.24%
Fixed Income Funds	77.89
Alternative	-
Money Market Fund	-
Net Other Assets (Liabilities)	(0.13)
Total	100.00%

Fortune V Separate Account – Universal VIA Moderate Allocation

Asset Allocation	Percentage of Net Assets
Equity Funds	37.65%
Fixed Income Funds	62.46
Alternative	-
Money Market Fund	-
Net Other Assets (Liabilities)	(0.11)
Total	100.00%

Fortune V Separate Account – Universal VIA Moderate Growth Allocation

Asset Allocation	Percentage of Net Assets
Equity Funds	75.17%
Fixed Income Funds	24.07
Alternative	0.90
Money Market Fund	-
Net Other Assets (Liabilities)	(0.14)
Total	100.00%

Fortune V Separate Account – Universal VIA Growth Allocation

Asset Allocation	Percentage of Net Assets
Equity Funds	98.86%
Fixed Income Funds	-
Alternative	1.29
Money Market Fund	-
Net Other Assets (Liabilities)	(0.15)
Total	100.00%

Schedules of Investment Composition
At December 31, 2020

Fortune V Separate Account – Universal VIA International Mod Growth Alloc

Asset Allocation	Percentage of Net Assets
Equity Funds	99.84%
Fixed Income Funds	-
Alternative	-
Money Market Fund	0.34
Net Other Assets (Liabilities)	(0.18)
Total	100.00%

Fortune V Separate Account – Universal Money Market

Asset Allocation	Percentage of Net Assets
Equity Funds	-%
Fixed Income Funds	-
Alternative	-
Money Market Fund	100.19
Net Other Assets (Liabilities)	(0.19)
Total	100.00%

Fortune V Separate Account - Universal VIA Conservative Allocation
SCHEDULE OF INVESTMENTS
At December 31, 2020

	Shares	Value
INVESTMENTS - UNAFFILIATED: 100.00%
Equity Funds: 22.24%
Transamerica Capital Growth I2	89,763	1,993,647
Transamerica Emerging Markets Opps I2	185,391	2,165,370
Transamerica Energy Infrastructure I2	255,810	1,409,512
Transamerica Global Alloc Liquid Trust	50	148
Transamerica International Equity I2	108,514	2,099,753
Transamerica International Growth I2	173,446	1,614,778
Transamerica International Sm Cp Val I2	31,709	456,286
Transamerica International Stock I2	95,776	970,212
Transamerica Large Cap Value I2	194,917	2,153,831
Transamerica Mid Cap Growth I2	2,881	39,295
Transamerica Mid Cap Value I2	53,030	549,921
Transamerica Mid Cap Value Opps I2	26,416	321,483
Transamerica Small Cap Growth I2	68,669	563,089
Transamerica Small Cap Value I2	28,362	297,801
Transamerica Sustainable Equity Inc I2	289,841	2,304,236
Transamerica US Growth I2	102,494	2,897,503

		19,836,865

Fixed Income Funds: 77.89%
Transamerica Bond I2	156,969	1,532,021
Transamerica Core Bond I2	1,520,765	15,648,669
Transamerica Emerging Markets Debt I2	122,196	1,366,151
Transamerica Inflation Opps I2	473,785	5,282,707
Transamerica Intermediate Bond I2	1,282,971	13,625,147
Transamerica Short-Term Bond I2	1,052,210	10,753,584
Transamerica Total Return I2	2,014,765	21,255,765

		69,464,044

Total Investments - Unaffiliated (Cost: $85,484,873)		89,300,909

Total Investments (Cost: $85,484,873)		$89,300,909

Net Other Assets (Liabilities): -(0.13)%		(123,775)

Net Assets: 100%		$89,177,134

INVESTMENT VALUATION:

Valuation Inputs [A]

	Level 1 -	Level 2 -	Level 3 -
	Unadjusted	Other Significant	Significant
	Quoted Prices	Observable Inputs	Unobservable Inputs	Value
ASSETS
Investments
Investments - unaffiliated	$89,300,909	$-	$-	$89,300,909

Total Investments	$89,300,909	$-	$-	$89,300,909

FOOTNOTES TO SCHEDULE OF INVESTMENTS:

[A]	There were no transfers in or out of Level 3 during the period ended December 31, 2020. Please reference the Investment Valuation section of the Notes to Financial Statements for more information regarding investment valuation and pricing inputs.

The Notes to Financial Statements are an integral part of this report.

Fortune V Separate Account - Universal VIA Moderate Allocation
SCHEDULE OF INVESTMENTS
At December 31, 2020

	Shares	Value
INVESTMENTS - UNAFFILIATED: 100.00%
Equity Funds: 37.65%
Transamerica Capital Growth Transam Capital Growth I2	663,308	$14,732,070
Transamerica Emerging Markets Tramsam Emrg Mrkt Opp I2	1,064,356	12,431,681
Transamerica Mlp + Energy Inco Transam Mlp + Ener I2	1,224,036	6,744,440
Ta Global Alloc Liquid Trust Mutual Fund	148	440
Transamerica International Equ Transam Intl Eqty I2	700,778	13,560,047
Transamerica Intl Ety Oppoty Ta International Equity Cl I2	1,355,419	12,618,951
Transamerica International Sma Transam Intl S/C Val I2	228,649	3,290,260
Transamerica International Sto Transam Intl Stck I2	377,499	3,824,069
Transamerica Large Cap Value Transam Lrg Cap Val I2	1,142,347	12,622,939
Transamerica Mid Cap Growth Transam Mid Cap Grow I2	11,165	152,284
Transamerica Mid Cap Value Fd Ta Mid Cap Value Cl I2	246,366	2,554,815
Transamerica Funds Transameric Transam Mid Cap Val Opp I2	122,361	1,489,132
Transamerica Small Cap Growth Transamerica Sm Cap Grow I2	406,721	3,335,112
Transamerica Small Cap Value Transam Sm Cap Val I2	171,068	1,796,216
Transamerica Sustainable Equit Transamerica Sus Equ Inc I2	1,769,912	14,070,798
Ta Us Growth Cl I2 Ta Diversified Equity Cl I2	537,461	15,194,031

		118,417,285

Fixed Income Funds: 62.46%
Transamerica Flexible Income F Ta Flexible Income Cl I2	479,470	4,679,629
Transamerica Core Bd Transamerica Core Bd Cl I2	4,523,667	46,548,531
Transamerica Emerging Markets Transam Emer Mkts Dbt I2	528,879	5,912,867
Transamerica Inflation Opportu Transam Inflation Opport I2	1,338,455	14,923,776
Transamerica Intermediate Bond Transamerica Interm Bnd I2	3,196,356	33,945,301
Transamerica Short Term Bd Ta Short Term Bd Cl I2	2,265,708	23,155,537
Transamerica Total Return Ta Total Return Cl I2	6,377,144	67,278,867

		196,444,508

Total Investments - Unaffiliated (Cost: $296,894,030)		$314,861,793

Total Investments (Cost: $296,894,030)		$314,861,793

Net Other Assets (Liabilities): -(0.11)%		(370,895)

Net Assets: 100%		$314,490,898

INVESTMENT VALUATION:

Valuation Inputs [A]

	Level 1 -	Level 2 -	Level 3 -
	Unadjusted	Other Significant	Significant
	Quoted Prices	Observable Inputs	Unobservable Inputs	Value
ASSETS
Investments
Investments - unaffiliated	$314,861,793	$-	$-	$314,861,793

Total Investments	$314,861,793	$-	$-	$314,861,793

FOOTNOTES TO SCHEDULE OF INVESTMENTS:

[A]	There were no transfers in or out of Level 3 during the period ended December 31, 2020. Please reference the Investment Valuation section of the Notes to Financial Statements for more information regarding investment valuation and pricing inputs.

The Notes to Financial Statements are an integral part of this report.

Fortune V Separate Account - Universal VIA Moderate Growth Allocation
SCHEDULE OF INVESTMENTS
At December 31, 2020

	Shares	Value
INVESTMENTS - UNAFFILIATED: 100.00%
Equity Funds: 75.17%
Transamerica Capital Growth Transam Capital Growth I2	300,363	$6,671,060
Transamerica Emerging Markets Tramsam Emrg Mrkt Opp I2	462,694	5,404,265
Transamerica Mlp + Energy Inco Transam Mlp + Ener I2	367,942	2,027,359
Ta Global Alloc Liquid Trust Mutual Fund	50	150
Transamerica International Equ Transam Intl Eqty I2	292,068	5,651,521
Transamerica Intl Ety Oppoty Ta International Equity Cl I2	582,027	5,418,670
Transamerica International Sma Transam Intl S/C Val I2	113,361	1,631,259
Transamerica International Sto Transam Intl Stck I2	87,721	888,617
Transamerica Large Cap Value Transam Lrg Cap Val I2	496,143	5,482,385
Transamerica Mid Cap Growth Transam Mid Cap Grow I2	50,852	693,625
Transamerica Mid Cap Value Fd Ta Mid Cap Value Cl I2	120,529	1,249,883
Transamerica Funds Transameric Transam Mid Cap Val Opp I2	57,128	695,247
Transamerica Small Cap Growth Transamerica Sm Cap Grow I2	132,736	1,088,433
Transamerica Small Cap Value Transam Sm Cap Val I2	75,234	789,960
Transamerica Sustainable Equit Transamerica Sus Equ Inc I2	780,776	6,207,168
Ta Us Growth Cl I2 Ta Diversified Equity Cl I2	227,414	6,428,981

		50,328,583

Fixed Income Funds: 24.07%
Transamerica Flexible Income F Ta Flexible Income Cl I2	70,138	684,551
Transamerica Core Bd Transamerica Core Bd Cl I2	397,748	4,092,825
Transamerica Emerging Markets Transam Emer Mkts Dbt I2	63,777	713,022
Transamerica Inflation Opportu Transam Inflation Opport I2	101,421	1,130,847
Transamerica Intermediate Bond Transamerica Interm Bnd I2	265,726	2,822,014
Transamerica Short Term Bd Ta Short Term Bd Cl I2	103,302	1,055,741
Transamerica Total Return Ta Total Return Cl I2	532,121	5,613,875

		16,112,875

Alternative Fund: 0.90%
Transamerica Event Driven Transam Event Driven I2	51,733	601,660

		601,660

Total Investments - Unaffiliated (Cost: $62,012,997)		$67,043,118

Total Investments (Cost: $62,012,997)		$67,043,118

Net Other Assets (Liabilities): -(0.14)%		(93,763)

Net Assets: 100%		$66,949,355

INVESTMENT VALUATION:

Valuation Inputs [A]

	Level 1 -	Level 2 -	Level 3 -
	Unadjusted	Other Significant	Significant
	Quoted Prices	Observable Inputs	Unobservable Inputs	Value
ASSETS
Investments
Investments - unaffiliated	$67,043,118	$-	$-	$67,043,118

Total Investments	$67,043,118	$-	$-	$67,043,118

FOOTNOTES TO SCHEDULE OF INVESTMENTS:

[A]	There were no transfers in or out of Level 3 during the period ended December 31, 2020. Please reference the Investment Valuation section of the Notes to Financial Statements for more information regarding investment valuation and pricing inputs.

The Notes to Financial Statements are an integral part of this report.

Fortune V Separate Account - Universal VIA Growth Allocation
SCHEDULE OF INVESTMENTS
At December 31, 2020

	Shares	Value
INVESTMENTS - UNAFFILIATED: 100.00%
Equity Funds: 98.86%
Transamerica Capital Growth Transam Capital Growth I2	222,515	$4,942,064
Transamerica Emerging Markets Tramsam Emrg Mrkt Opp I2	327,584	3,826,181
Transamerica Mlp + Energy Inco Transam Mlp + Ener I2	273,019	1,504,333
Ta Global Alloc Liquid Trust Mutual Fund	25	74
Transamerica International Equ Transam Intl Eqty I2	270,809	5,240,162
Transamerica Intl Ety Oppoty Ta International Equity Cl I2	410,113	3,818,149
Transamerica International Sma Transam Intl S/C Val I2	85,705	1,233,300
Transamerica International Sto Transam Intl Stck I2	15,876	160,828
Transamerica Large Cap Value Transam Lrg Cap Val I2	369,362	4,081,446
Transamerica Mid Cap Growth Transam Mid Cap Grow I2	24,592	335,441
Transamerica Mid Cap Value Fd Ta Mid Cap Value Cl I2	119,971	1,244,103
Transamerica Funds Transameric Transam Mid Cap Val Opp I2	58,004	705,915
Transamerica Small Cap Growth Transamerica Sm Cap Grow I2	139,683	1,145,404
Transamerica Small Cap Value Transam Sm Cap Val I2	49,290	517,546
Transamerica Sustainable Equit Transamerica Sus Equ Inc I2	572,589	4,552,084
Ta Us Growth Cl I2 Ta Diversified Equity Cl I2	167,194	4,726,578

		38,033,608

Alternative Fund: 1.29%
Transamerica Event Driven Transam Event Driven I2	42,807	497,849

		497,849

Total Investments - Unaffiliated (Cost: $34,891,839)		38,531,457

Total Investments (Cost: $34,891,839)		$38,531,457

Net Other Assets (Liabilities): -(0.15)%		(57,802)

Net Assets: 100%		$38,473,655

INVESTMENT VALUATION:

Valuation Inputs [A]

	Level 1 -	Level 2 -	Level 3 -
	Unadjusted	Other Significant	Significant
	Quoted Prices	Observable Inputs	Unobservable Inputs	Value
ASSETS
Investments
Investments - unaffiliated	$38,531,457	$-	$-	$38,531,457

Total Investments	$38,531,457	$-	$-	$38,531,457

FOOTNOTES TO SCHEDULE OF INVESTMENTS:

[A]	There were no transfers in or out of Level 3 during the period ended December 31, 2020. Please reference the Investment Valuation section of the Notes to Financial Statements for more information regarding investment valuation and pricing inputs.

The Notes to Financial Statements are an integral part of this report.

Fortune V Separate Account - Universal VIA International Mod Growth Alloc
SCHEDULE OF INVESTMENTS
At December 31, 2020

	Shares	Value
INVESTMENTS - UNAFFILIATED: 100.00%
Equity Funds: 99.84%
Transamerica Emerging Markets Tramsam Emrg Mrkt Opp I2	162,888	$1,902,535
Ta Global Alloc Liquid Trust Mutual Fund	8	24
Transamerica International Equ Transam Intl Eqty I2	97,524	1,887,080
Transamerica Intl Ety Oppoty Ta International Equity Cl I2	237,496	2,211,087
Transamerica International Sma Transam Intl S/C Val I2	99,068	1,425,591
Transamerica International Sto Transam Intl Stck I2	5,001	50,665

		7,476,982

Money Market Fund: 0.34%
Transamerica Money Mkt Transamerica Money Mkt Cl I2	25,810	25,810

		25,810

Total Investment Companies (Cost: $6,564,136)		$7,502,792

Total Investments (Cost: $6,564,136)		$7,502,792

Net Other Assets (Liabilities): -(0.18)%		(13,674)

Net Assets: 100%		$7,489,118

INVESTMENT VALUATION:

Valuation Inputs [A]

	Level 1 -	Level 2 -	Level 3 -
	Unadjusted	Other Significant	Significant
	Quoted Prices	Observable Inputs	Unobservable Inputs	Value
ASSETS
Investments
Investments - unaffiliated	$7,502,792	$-	$-	$7,502,792

Total Investments	$7,502,792	$-	$-	$7,502,792

FOOTNOTES TO SCHEDULE OF INVESTMENTS:

[A]	There were no transfers in or out of Level 3 during the period ended December 31, 2020. Please reference the Investment Valuation section of the Notes to Financial Statements for more information regarding investment valuation and pricing inputs.

The Notes to Financial Statements are an integral part of this report.

Fortune V Separate Account - Universal Money Market
SCHEDULE OF INVESTMENTS
At December 31, 2020

	Shares	Value
INVESTMENTS - UNAFFILIATED: 100.00%

Money Market Fund: 100.19%
Transamerica Money Mkt Transamerica Money Mkt Cl I2	5,601,515	5,601,515

		5,601,515

Total Investments - Unaffiliated (Cost: $5,601,515)		$5,601,515

Total Investments (Cost: $5,601,515)		$5,601,515

Net Other Assets (Liabilities): -(0.19)%		(10,574)

Net Assets: 100%		$5,590,941

INVESTMENT VALUATION:

Valuation Inputs [A]

	Level 1 -	Level 2 -	Level 3 -
	Unadjusted	Other Significant	Significant
	Quoted Prices	Observable Inputs	Unobservable Inputs	Value
ASSETS
Investments
Investments - unaffiliated	$5,601,515	$-	$-	$5,601,515

Total Investments	$5,601,515	$-	$-	$5,601,515

FOOTNOTES TO SCHEDULE OF INVESTMENTS:

[A]	There were no transfers in or out of Level 3 during the period ended December 31, 2020. Please reference the Investment Valuation section of the Notes to Financial Statements for more information regarding investment valuation and pricing inputs.

The Notes to Financial Statements are an integral part of this report.

STATEMENTS OF ASSETS AND LIABILITIES

At December 31, 2020

	Universal VIA Conservative Allocation	Universal VIA Moderate Allocation	Universal VIA Moderate Growth Allocation	Universal VIA Growth Allocation	Universal VIA International Mod Growth Alloc	Universal Money Market
Assets:
Investments, at value [A]	$89,300,909	$314,861,793	$67,043,118	$38,531,457	$7,502,792	$5,601,515
Cash	-	-	-	-	-	-
Receivables and other assets:
Dividend income	20,089	45,129	3,011	-	5	1,094
Receivable for investments sold	92,965	329,484	73,702	42,603	7,424	5,839
Units sold	9	35	3	-	-	-
Other receivables	219	737	102	-	1,898	-
Total assets	89,414,191	315,237,177	67,119,936	38,574,060	7,512,119	5,608,448

Liabilities:
Payables and other liabilities:
Payable for investments purchased	20,089	45,129	3,011	-	5	1,093
Units redeemed	92,965	329,484	73,702	42,603	7,424	5,839
Accrued expenses	124,003	371,667	93,869	57,802	15,572	10,575
Total liabilities	237,056	746,280	170,582	100,405	23,001	17,507
Net assets	$89,177,134	$314,490,898	$66,949,355	$38,473,655	$7,489,118	$5,590,941

Net assets consist of:
Costs of accumulation units	$-	$-	$-	$-	$-	$-
Total distributable earnings (accumulated losses)	89,177,134	314,490,898	66,949,355	38,473,655	7,489,118	5,590,941
Net assets	$89,177,134	$314,490,898	$66,949,355	$38,473,655	$7,489,118	$5,590,941
Accumulation units	4,924,640	15,921,905	3,048,980	1,699,114	461,577	601,786
Unit value	$18.12	$19.77	$21.97	$22.67	$16.24	$9.30

Investments, at cost	$85,484,873	$296,894,030	$62,012,997	$34,891,839	$6,564,136	$5,601,515

The Notes to Financial Statements are an integral part of this report.

STATEMENTS OF OPERATIONS

For the twelve months ended December 31, 2020

	Universal VIA Conservative Allocation	Universal VIA Moderate Allocation	Universal VIA Moderate Growth Allocation	Universal VIA Growth Allocation	Universal VIA International Mod Growth Allocation	Universal Money Market
Investment income:
Dividend income	$1,588,282	$4,937,670	$850,337	$404,786	$73,083	$22,549

Expenses:
Mortality Expense	1,400,419	4,675,910	917,571	504,395	102,875	84,958
Advisory Fees	318,357	1,074,347	207,492	107,640	22,422	18,715
Management Fees	90,959	306,956	59,284	30,754	6,406	-
Custodian Fees	53,151	53,151	56,994	45,955	28,080	21,675

Net investment (loss):	(274,604)	(1,172,694)	(391,004)	(283,958)	(86,700)	(102,799)

Net realized gain (loss) on:
Unaffiliated Investments	(2,511,310)	(9,318,169)	1,635,721	1,185,260	(40,232)	0

Net change in unrealized appreciation on:
Unaffiliated Investments	5,144,438	27,556,836	7,739,178	5,451,423	925,884	0

Net realized and change in unrealized gain	2,633,128	18,238,666	9,374,899	6,636,683	885,653	0

Net increase (decrease) in net assets resulting from operations	$2,358,524	$17,065,972	$8,983,895	$6,352,725	$798,952	$(102,799)

The Notes to Financial Statements are an integral part of this report.

STATEMENTS OF CHANGES IN NET ASSETS

For the twelve months ended December 31, 2020

	Universal VIA Conservative Allocation	Universal VIA Moderate Allocation	Universal VIA Moderate Growth Allocation	Universal VIA Growth Allocation	Universal VIA International Mod Growth Allocation	Universal Money Market
From operations:
Net investment (loss)	$(274,604)	$(1,172,694)	$(391,004)	$(283,958)	$(86,700)	$(102,799)
Net realized gain (loss)	(2,511,310)	(9,318,169)	1,635,721	1,185,260	(40,232)	0
Net change in unrealized appreciation (depreciation)	5,144,438	27,556,836	7,739,178	5,451,423	925,884	0
Net increase (decrease) in net assets resulting from operations	2,358,524	17,065,972	8,983,895	6,352,725	798,952	(102,799)

Unit transactions:
Units sold	5,935,504	8,256,459	3,360,061	5,420,599	331,073	7,162,651
Units redeemed	(17,329,603)	(47,000,816)	(7,324,028)	(2,355,716)	(597,511)	(6,294,297)
Net increase (decrease) in net assets resulting from unit transactions	(11,394,099)	(38,744,357)	(3,963,967)	3,064,884	(266,439)	868,355

Net increase (decrease) in net assets	(9,035,575)	(21,678,384)	5,019,928	9,417,609	532,514	765,556

Net assets:
Beginning of period	98,212,710	336,169,282	61,929,426	29,056,046	6,956,605	4,825,386
End of period	$89,177,134	$314,490,898	$66,949,355	$38,473,655	$7,489,118	$5,590,941

Unit transactions - shares:
Units sold	695,254	931,933	371,270	640,879	57,273	1,535,933
Units redeemed	(2,189,108)	(5,738,704)	(891,822)	(313,865)	(104,670)	(1,368,397)
Net increase (decrease)	(1,493,854)	(4,806,771)	(520,552)	327,014	(47,397)	167,536

The Notes to Financial Statements are an integral part of this report.

STATEMENTS OF CHANGES IN NET ASSETS

For the twelve months ended December 31, 2019

	Universal VIA Conservative Allocation	Universal VIA Moderate Allocation	Universal VIA Moderate Growth Allocation	Universal VIA Growth Allocation	Universal VIA International Mod Growth Allocation	Universal Money Market
From operations:
Net investment (loss)	$529,355	$1,620,256	$123,502	$(79,042)	$(1,856)	$(50,595)
Net realized gain (loss)	728,319	6,135,333	2,167,030	1,450,672	(10,232)	1
Net change in unrealized appreciation (depreciation)	9,078,449	33,412,186	6,588,356	3,695,663	1,186,637	(1)
Net increase (decrease) in net assets resulting from operations	10,336,123	41,167,775	8,878,888	5,067,294	1,174,549	(50,595)

Unit transactions:
Units sold	3,730,410	14,473,196	2,558,261	1,735,470	505,548	3,900,497
Units redeemed	(19,552,111)	(43,608,584)	(5,556,815)	(3,121,561)	(1,121,911)	(4,224,881)
Net increase (decrease) in net assets resulting from unit transactions	(15,821,701)	(29,135,389)	(2,998,553)	(1,386,091)	(616,363)	(324,383)

Net increase (decrease) in net assets	(5,485,578)	12,032,386	5,880,335	3,681,203	558,185	(374,978)

Net assets:
Beginning of period	103,698,288	324,136,896	56,049,091	25,374,843	6,398,419	5,200,363
End of period	$98,212,710	$336,169,282	$61,929,426	$29,056,046	$6,956,604	$4,825,385

The Notes to Financial Statements are an integral part of this report.

FINANCIAL HIGHLIGHTS

	Universal VIA Conservative Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.11	$12.74	$13.51	$12.50	$12.05
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.28)	0.55	(1.44)	0.47	0.29
Net increase (decrease) in accumulation unit value	0.44	1.37	(0.77)	1.01	0.45
Accumulation unit value at end of year	$14.55	$14.11	$12.74	$13.51	$12.50
Total return	3.12%	10.75%	(5.70)%	8.08%	3.73%
Net assets, end of year (000’s)	51,068	51,533	51,492	58,015	55,872
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

	Universal VIA Conservative Allocation, B Share, M&E 1.40%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.70	$12.39	$13.17	$12.21	$11.79
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.32)	0.49	(1.45)	0.42	0.26
Net increase (decrease) in accumulation unit value	0.40	1.31	(0.78)	0.96	0.42
Accumulation unit value at end of year	$14.10	$13.70	$12.39	$13.17	$12.21
Total return	2.92%	10.57%	(5.92)%	7.86%	3.56%
Net assets, end of year (000’s)	3,574	4,664	4,302	3,945	3,867
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

[A]	Calculated based on average number of units outstanding.
[B]	Does not include expenses of the underlying investments in which the Subaccount invests.
[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Conservative Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.02	$12.69	$13.49	$12.52	$12.09
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.32)	0.51	(1.47)	0.43	0.27
Net increase (decrease) in accumulation unit value	0.40	1.33	(0.80)	0.97	0.43
Accumulation unit value at end of year	$14.42	$14.02	$12.69	$13.49	$12.52
Total return	2.85%	10.48%	(5.93)%	7.75%	3.56%
Net assets, end of year (000’s)	6,474	8,053	9,669	12,667	14,389
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

	Universal VIA Conservative Allocation, B Share, M&E 1.65%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.20	$11.98	$12.76	$11.86	$11.48
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.36)	0.40	(1.45)	0.36	0.22
Net increase (decrease) in accumulation unit value	0.36	1.22	(0.78)	0.90	0.38
Accumulation unit value at end of year	$13.56	$13.20	$11.98	$12.76	$11.86
Total return	2.73%	10.18%	(6.11)%	7.59%	3.31%
Net assets, end of year (000’s)	846	1,189	2,048	3,515	3,607
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

[A]	Calculated based on average number of units outstanding.
[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Conservative Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.01	$11.81	$12.59	$11.72	$11.36
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.38)	0.38	(1.45)	0.33	0.20
Net increase (decrease) in accumulation unit value	0.34	1.20	(0.78)	0.87	0.36
Accumulation unit value at end of year	$13.35	$13.01	$11.81	$12.59	$11.72
Total return	2.61%	10.16%	(6.20)%	7.42%	3.17%
Net assets, end of year (000’s)	2,589	6,587	6,884	9,612	19,525
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

	Universal VIA Conservative Allocation, C Share, M&E 1.95%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$12.63	$11.49	$12.28	$11.45	$11.12
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.42)	0.32	(1.46)	0.29	0.17
Net increase (decrease) in accumulation unit value	0.30	1.14	(0.79)	0.83	0.33
Accumulation unit value at end of year	$12.93	$12.63	$11.49	$12.28	$11.45
Total return	2.38%	9.92%	(6.43)%	7.25%	2.97%
Net assets, end of year (000’s)	1,137	1,125	682	655	677
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

[A]	Calculated based on average number of units outstanding.
[B]	Does not include expenses of the underlying investments in which the Subaccount invests.
[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Conservative Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.90	$12.56	$13.34	$12.36	$11.92
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.30)	0.52	(1.45)	0.44	0.28
Net increase (decrease) in accumulation unit value	0.42	1.34	(0.78)	0.98	0.44
Accumulation unit value at end of year	$14.32	$13.90	$12.56	$13.34	$12.36
Total return	3.02%	10.67%	(5.85)%	7.93%	3.69%
Net assets, end of year (000’s)	5,184	6,753	7,507	9,708	10,448
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

	Universal VIA Conservative Allocation, L Share, M&E 1.50%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.50	$12.23	$13.00	$12.07	$11.67
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.34)	0.45	(1.44)	0.39	0.24
Net increase (decrease) in accumulation unit value	0.38	1.27	(0.77)	0.93	0.40
Accumulation unit value at end of year	$13.88	$13.50	$12.23	$13.00	$12.07
Total return	2.81%	10.38%	(5.92)%	7.71%	3.43%
Net assets, end of year (000’s)	952	1,121	1,101	1,307	1,662
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

[A]	Calculated based on average number of units outstanding.
[B]	Does not include expenses of the underlying investments in which the Subaccount invests.
[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Conservative Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.40	$12.14	$12.92	$12.00	$11.60
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.35)	0.44	(1.45)	0.38	0.24
Net increase (decrease) in accumulation unit value	0.37	1.26	(0.78)	0.92	0.40
Accumulation unit value at end of year	$13.77	$13.40	$12.14	$12.92	$12.00
Total return	2.76%	10.38%	(6.04)%	7.67%	3.45%
Net assets, end of year (000’s)	14,516	15,064	17,530	26,721	30,780
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

	Universal VIA Conservative Allocation, L Share, M&E 1.75%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.01	$11.81	$12.59	$11.72	$11.36
Net Investment Income (Loss)[A]	0.72	0.82	0.67	0.54	0.16
Net realized and unrealized gains (losses) on securities	(0.38)	0.38	(1.45)	0.33	0.20
Net increase (decrease) in accumulation unit value	0.34	1.20	(0.78)	0.87	0.36
Accumulation unit value at end of year	$13.35	$13.01	$11.81	$12.59	$11.72
Total return	2.61%	10.16%	(6.20)%	7.42%	3.17%
Net assets, end of year (000’s)	2,797	2,074	2,438	3,258	3,366
Expenses to average net assets[B]	2.07%	2.07%	2.07%	2.09%	2.11%
Net investment loss to average net assets	2.65%	2.41%	2.52%	2.03%	3.99%
Portfolio turnover rate	6.51%	3.68%	3.80%	4.66%	16.04%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.94	$13.19	$14.26	$12.83	$12.21
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.37	1.20	(1.54)	1.16	0.41
Net increase (decrease) in accumulation unit value	0.93	1.75	(1.07)	1.43	0.62
Accumulation unit value at end of year	$15.87	$14.94	$13.19	$14.26	$12.83
Total return	6.22%	13.27%	(7.50)%	11.15%	5.08%
Net assets, end of year (000’s)	181,575	186,091	168,570	182,877	154,732
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

	Universal VIA Moderate Allocation, B Share, M&E 1.40%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.51	$12.84	$13.91	$12.54	$11.96
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.31	1.12	(1.54)	1.10	0.37
Net increase (decrease) in accumulation unit value	0.87	1.67	(1.07)	1.37	0.58
Accumulation unit value at end of year	$15.38	$14.51	$12.84	$13.91	$12.54
Total return	6.00%	13.01%	(7.69)%	10.93%	4.85%
Net assets, end of year (000’s)	22,480	23,070	20,444	24,120	21,475
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

[A]	Calculated based on average number of units outstanding.
[B]	Does not include expenses of the underlying investments in which the Subaccount invests.
[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.85	$13.14	$14.25	$12.85	$12.26
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.32	1.16	(1.58)	1.13	0.38
Net increase (decrease) in accumulation unit value	0.88	1.71	(1.11)	1.40	0.59
Accumulation unit value at end of year	$15.73	$14.85	$13.14	$14.25	$12.85
Total return	5.93%	13.01%	(7.79)%	10.89%	4.81%
Net assets, end of year (000’s)	20,391	21,141	22,158	32,604	30,121
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

	Universal VIA Moderate Allocation, B Share, M&E 1.65%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.48	$12.84	$13.94	$12.60	$12.05
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.26	1.09	(1.57)	1.07	0.34
Net increase (decrease) in accumulation unit value	0.82	1.64	(1.10)	1.34	0.55
Accumulation unit value at end of year	$15.30	$14.48	$12.84	$13.94	$12.60
Total return	5.66%	12.77%	(7.89)%	10.63%	4.56%
Net assets, end of year (000’s)	4,807	8,817	9,496	12,534	12,112
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.78	$12.23	$13.30	$12.03	$11.52
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.22	1.00	(1.54)	1.00	0.30
Net increase (decrease) in accumulation unit value	0.78	1.55	(1.07)	1.27	0.51
Accumulation unit value at end of year	$14.56	$13.78	$12.23	$13.30	$12.03
Total return	5.66%	12.67%	(8.05)%	10.56%	4.43%
Net assets, end of year (000’s)	4,917	4,967	5,405	7,853	7,483
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

	Universal VIA Moderate Allocation, C Share, M&E 1.95%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.38	$11.90	$12.97	$11.75	$11.27
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.17	0.93	(1.54)	0.95	0.27
Net increase (decrease) in accumulation unit value	0.73	1.48	(1.07)	1.22	0.48
Accumulation unit value at end of year	$14.11	$13.38	$11.90	$12.97	$11.75
Total return	5.46%	12.44%	(8.25)%	10.38%	4.26%
Net assets, end of year (000’s)	814	760	667	820	748
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.73	$13.01	$14.08	$12.68	$12.08
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.33	1.17	(1.54)	1.13	0.39
Net increase (decrease) in accumulation unit value	0.89	1.72	(1.07)	1.40	0.60
Accumulation unit value at end of year	$15.62	$14.73	$13.01	$14.08	$12.68
Total return	6.04%	13.22%	(7.60)%	11.04%	4.97%
Net assets, end of year (000’s)	18,264	20,141	20,231	27,391	27,780
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

	Universal VIA Moderate Allocation, L Share, M&E 1.50%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.30	$12.66	$13.73	$12.39	$11.83
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.28	1.09	(1.54)	1.07	0.35
Net increase (decrease) in accumulation unit value	0.84	1.64	(1.07)	1.34	0.56
Accumulation unit value at end of year	$15.14	$14.30	$12.66	$13.73	$12.39
Total return	5.87%	12.95%	(7.79)%	10.82%	4.73%
Net assets, end of year (000’s)	3,173	3,321	3,248	5,033	5,243
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.20	$12.57	$13.64	$12.32	$11.77
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.26	1.08	(1.54)	1.05	0.34
Net increase (decrease) in accumulation unit value	0.82	1.63	(1.07)	1.32	0.55
Accumulation unit value at end of year	$15.02	$14.20	$12.57	$13.64	$12.32
Total return	5.77%	12.97%	(7.84)%	10.71%	4.67%
Net assets, end of year (000’s)	49,916	57,706	64,305	83,171	76,948
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

	Universal VIA Moderate Allocation, L Share, M&E 1.75%, Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.78	$12.23	$13.30	$12.03	$11.52
Net Investment Income (Loss)[A]	0.56	0.55	0.47	0.27	0.21
Net realized and unrealized gains (losses) on securities	0.22	1.00	(1.54)	1.00	0.30
Net increase (decrease) in accumulation unit value	0.78	1.55	(1.07)	1.27	0.51
Accumulation unit value at end of year	$14.56	$13.78	$12.23	$13.30	$12.03
Total return	5.66%	12.67%	(8.05)%	10.56%	4.43%
Net assets, end of year (000’s)	8,096	9,709	9,566	13,425	12,973
Expenses to average net assets[B]	2.01%	2.02%	2.03%	2.04%	2.04%
Net investment loss to average net assets	2.82%	3.34%	3.76%	3.58%	5.49%
Portfolio turnover rate	2.68%	4.32%	4.77%	6.68%	9.93%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Growth Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$15.42	$12.78	$14.78	$12.39	$11.52
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.76	2.33	(2.19)	2.27	0.70
Net increase (decrease) in accumulation unit value	2.77	2.64	(2.00)	2.39	0.87
Accumulation unit value at end of year	$18.19	$15.42	$12.78	$14.78	$12.39
Total return	17.96%	20.66%	(13.53)%	19.29%	7.55%
Net assets, end of year (000’s)	13,639	11,559	9,226	9,607	7,093
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

	Universal VIA Growth Allocation, B Share, M&E 1.40% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.97	$12.44	$14.41	$12.10	$11.28
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.65	2.22	(2.16)	2.19	0.65
Net increase (decrease) in accumulation unit value	2.66	2.53	(1.97)	2.31	0.82
Accumulation unit value at end of year	$17.63	$14.97	$12.44	$14.41	$12.10
Total return	17.77%	20.34%	(13.67)%	19.09%	7.27%
Net assets, end of year (000’s)	1,617	1,446	1,199	1,370	956
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Growth Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$15.32	$12.74	$14.76	$12.40	$11.56
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.71	2.27	(2.21)	2.24	0.67
Net increase (decrease) in accumulation unit value	2.72	2.58	(2.02)	2.36	0.84
Accumulation unit value at end of year	$18.04	$15.32	$12.74	$14.76	$12.40
Total return	17.75%	20.25%	(13.69)%	19.03%	7.27%
Net assets, end of year (000’s)	4,059	3,815	3,686	4,850	4,137
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

	Universal VIA Growth Allocation, B Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.93	$12.44	$14.45	$12.16	$11.36
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.60	2.18	(2.20)	2.17	0.63
Net increase (decrease) in accumulation unit value	2.61	2.49	(2.01)	2.29	0.80
Accumulation unit value at end of year	$17.54	$14.93	$12.44	$14.45	$12.16
Total return	17.48%	20.02%	(13.91)%	18.83%	7.04%
Net assets, end of year (000’s)	1,655	1,373	1,143	2,652	2,803
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Growth Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.22	$11.86	$13.78	$11.62	$10.86
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.46	2.05	(2.11)	2.04	0.59
Net increase (decrease) in accumulation unit value	2.47	2.36	(1.92)	2.16	0.76
Accumulation unit value at end of year	$16.69	$14.22	$11.86	$13.78	$11.62
Total return	17.37%	19.90%	(13.93)%	18.59%	7.00%
Net assets, end of year (000’s)	5,206	768	1,482	1,807	607
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

	Universal VIA Growth Allocation, C Share, M&E 1.95% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.81	$11.53	$13.44	$11.35	$10.63
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.35	1.97	(2.10)	1.97	0.55
Net increase (decrease) in accumulation unit value	2.36	2.28	(1.91)	2.09	0.72
Accumulation unit value at end of year	$16.17	$13.81	$11.53	$13.44	$11.35
Total return	17.09%	19.77%	(14.21)%	18.41%	6.77%
Net assets, end of year (000’s)	44	29	24	27	20
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Growth Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$15.19	$12.61	$14.60	$12.24	$11.40
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.71	2.27	(2.18)	2.24	0.67
Net increase (decrease) in accumulation unit value	2.72	2.58	(1.99)	2.36	0.84
Accumulation unit value at end of year	$17.91	$15.19	$12.61	$14.60	$12.24
Total return	17.91%	20.46%	(13.63)%	19.28%	7.37%
Net assets, end of year (000’s)	777	678	641	646	519
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

	Universal VIA Growth Allocation, L Share, M&E 1.50% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.75	$12.27	$14.23	$11.96	$11.16
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.60	2.17	(2.15)	2.15	0.63
Net increase (decrease) in accumulation unit value	2.61	2.48	(1.96)	2.27	0.80
Accumulation unit value at end of year	$17.36	$14.75	$12.27	$14.23	$11.96
Total return	17.69%	20.21%	(13.77)%	18.98%	7.17%
Net assets, end of year (000’s)	124	106	88	102	82
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Growth Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.65	$12.18	$14.14	$11.89	$11.10
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.56	2.16	(2.15)	2.13	0.62
Net increase (decrease) in accumulation unit value	2.57	2.47	(1.96)	2.25	0.79
Accumulation unit value at end of year	$17.22	$14.65	$12.18	$14.14	$11.89
Total return	17.54%	20.28%	(13.86)%	18.92%	7.12%
Net assets, end of year (000’s)	10,214	8,329	7,099	8,584	7,115
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

	Universal VIA Growth Allocation, L Share, M&E 1.75% Enhanced Benefits
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.22	$11.86	$13.78	$11.62	$10.86
Net Investment Income (Loss)[A]	0.01	0.31	0.19	0.12	0.17
Net realized and unrealized gains (losses) on securities	2.46	2.05	(2.11)	2.04	0.59
Net increase (decrease) in accumulation unit value	2.47	2.36	(1.92)	2.16	0.76
Accumulation unit value at end of year	$16.69	$14.22	$11.86	$13.78	$11.62
Total return	17.37%	19.90%	(13.93)%	18.59%	7.00%
Net assets, end of year (000’s)	1,068	895	750	1,047	876
Expenses to average net assets[B]	2.28%	2.26%	2.23%	2.21%	2.27%
Net investment loss to average net assets	3.26%	5.53%	6.84%	6.19%	8.97%
Portfolio turnover rate	7.66%	6.23%	9.19%	5.65%	11.92%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Growth Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$15.25	$13.10	$14.60	$12.75	$12.01
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	2.02	1.71	(1.89)	1.63	0.54
Net increase (decrease) in accumulation unit value	2.39	2.15	(1.50)	1.85	0.74
Accumulation unit value at end of year	$17.64	$15.25	$13.10	$14.60	$12.75
Total return	15.67%	16.41%	(10.27)%	14.51%	6.16%
Net assets, end of year (000’s)	34,410	29,802	25,168	27,777	21,864
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

	Universal VIA Moderate Growth Allocation, B Share, M&E 1.40% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.81	$12.75	$14.23	$12.46	$11.76
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	1.92	1.62	(1.87)	1.55	0.50
Net increase (decrease) in accumulation unit value	2.29	2.06	(1.48)	1.77	0.70
Accumulation unit value at end of year	$17.10	$14.81	$12.75	$14.23	$12.46
Total return	15.46%	16.16%	(10.40)%	14.21%	5.95%
Net assets, end of year (000’s)	5,961	4,928	4,067	4,911	3,955
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Growth Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$15.15	$13.05	$14.58	$12.77	$12.06
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	1.97	1.66	(1.92)	1.59	0.51
Net increase (decrease) in accumulation unit value	2.34	2.10	(1.53)	1.81	0.71
Accumulation unit value at end of year	$17.49	$15.15	$13.05	$14.58	$12.77
Total return	15.45%	16.09%	(10.49)%	14.17%	5.89%
Net assets, end of year (000’s)	9,922	11,047	10,821	14,687	13,557
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

	Universal VIA Moderate Growth Allocation, B Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.77	$12.75	$14.27	$12.52	$11.84
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	1.87	1.58	(1.91)	1.53	0.48
Net increase (decrease) in accumulation unit value	2.24	2.02	(1.52)	1.75	0.68
Accumulation unit value at end of year	$17.01	$14.77	$12.75	$14.27	$12.52
Total return	15.17%	15.84%	(10.65)%	13.98%	5.74%
Net assets, end of year (000’s)	1,207	1,504	1,451	1,987	1,977
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Growth Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.06	$12.15	$13.61	$11.96	$11.32
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	1.75	1.47	(1.85)	1.43	0.44
Net increase (decrease) in accumulation unit value	2.12	1.91	(1.46)	1.65	0.64
Accumulation unit value at end of year	$16.18	$14.06	$12.15	$13.61	$11.96
Total return	15.08%	15.72%	(10.73)%	13.80%	5.65%
Net assets, end of year (000’s)	1,247	1,290	1,334	1,312	1,529
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

	Universal VIA Moderate Growth Allocation, C Share, M&E 1.95% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$13.66	$11.82	$13.27	$11.68	$11.08
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	1.65	1.40	(1.84)	1.37	0.40
Net increase (decrease) in accumulation unit value	2.02	1.84	(1.45)	1.59	0.60
Accumulation unit value at end of year	$15.68	$13.66	$11.82	$13.27	$11.68
Total return	14.79%	15.57%	(10.93)%	13.61%	5.42%
Net assets, end of year (000’s)	779	693	498	496	429
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Growth Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$15.02	$12.92	$14.41	$12.61	$11.88
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	1.98	1.66	(1.88)	1.58	0.53
Net increase (decrease) in accumulation unit value	2.35	2.10	(1.49)	1.80	0.73
Accumulation unit value at end of year	$17.37	$15.02	$12.92	$14.41	$12.61
Total return	15.65%	16.25%	(10.34)%	14.27%	6.14%
Net assets, end of year (000’s)	2,022	1,857	1,649	2,192	1,988
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

	Universal VIA Moderate Growth Allocation, L Share, M&E 1.50% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.59	$12.58	$14.05	$12.31	$11.63
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	1.87	1.57	(1.86)	1.52	0.48
Net increase (decrease) in accumulation unit value	2.24	2.01	(1.47)	1.74	0.68
Accumulation unit value at end of year	$16.83	$14.59	$12.58	$14.05	$12.31
Total return	15.35%	15.98%	(10.46)%	14.13%	5.85%
Net assets, end of year (000’s)	245	213	299	415	357
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Moderate Growth Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.48	$12.49	$13.96	$12.24	$11.57
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	1.85	1.55	(1.86)	1.50	0.47
Net increase (decrease) in accumulation unit value	2.22	1.99	(1.47)	1.72	0.67
Accumulation unit value at end of year	$16.70	$14.48	$12.49	$13.96	$12.24
Total return	15.33%	15.93%	(10.53)%	14.05%	5.79%
Net assets, end of year (000’s)	8,824	8,529	8,612	11,166	9,816
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

	Universal VIA Moderate Growth Allocation, L Share, M&E 1.75% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$14.06	$12.15	$13.61	$11.96	$11.32
Net Investment Income (Loss)[A]	0.37	0.44	0.39	0.22	0.20
Net realized and unrealized gains (losses) on securities	1.75	1.47	(1.85)	1.43	0.44
Net increase (decrease) in accumulation unit value	2.12	1.91	(1.46)	1.65	0.64
Accumulation unit value at end of year	$16.18	$14.06	$12.15	$13.61	$11.96
Total return	15.08%	15.72%	(10.73)%	13.80%	5.65%
Net assets, end of year (000’s)	2,225	2,011	2,114	3,180	3,397
Expenses to average net assets[B]	2.13%	2.11%	2.12%	2.16%	2.10%
Net investment loss to average net assets	3.02%	4.46%	5.08%	4.88%	7.14%
Portfolio turnover rate	5.67%	4.30%	4.66%	7.33%	12.76%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.
[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA International Growth Allocation, B Share, M&E 1.40%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$11.68	$9.76	$12.07	$9.47	$9.52
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	1.16	1.40	(2.76)	2.31	(0.59)
Net increase (decrease) in accumulation unit value	1.35	1.92	(2.31)	2.60	(0.05)
Accumulation unit value at end of year	$13.03	$11.68	$9.76	$12.07	$9.47
Total return	11.56%	19.67%	(19.14)%	27.46%	(0.53)%
Net assets, end of year (000’s)	2,110	1,917	1,497	1,831	1,360
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

	Universal VIA International Growth Allocation, B Share, M&E 1.40% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$11.34	$9.49	$11.77	$9.25	$9.32
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	1.10	1.33	(2.73)	2.23	(0.61)
Net increase (decrease) in accumulation unit value	1.29	1.85	(2.28)	2.52	(0.07)
Accumulation unit value at end of year	$12.63	$11.34	$9.49	$11.77	$9.25
Total return	11.38%	19.49%	(19.37)%	27.24%	(0.75)%
Net assets, end of year (000’s)	585	565	803	986	848
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA International Growth Allocation, B Share, M&E 1.65%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$11.60	$9.72	$12.06	$9.48	$9.56
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	1.13	1.36	(2.79)	2.29	(0.62)
Net increase (decrease) in accumulation unit value	1.32	1.88	(2.34)	2.58	(0.08)
Accumulation unit value at end of year	$12.92	$11.60	$9.72	$12.06	$9.48
Total return	11.38%	19.34%	(19.40)%	27.22%	(0.84)%
Net assets, end of year (000’s)	2,370	2,200	2,020	2,773	2,530
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

	Universal VIA International Growth Allocation, B Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$11.31	$9.49	$11.80	$9.30	$9.39
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	1.07	1.30	(2.76)	2.21	(0.63)
Net increase (decrease) in accumulation unit value	1.26	1.82	(2.31)	2.50	(0.09)
Accumulation unit value at end of year	$12.57	$11.31	$9.49	$11.80	$9.30
Total return	11.14%	19.18%	(19.58)%	26.88%	(0.96)%
Net assets, end of year (000’s)	397	384	343	1,000	870
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA International Growth Allocation, C Share, M&E 1.95%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$10.77	$9.05	$11.26	$8.88	$8.98
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	1.00	1.20	(2.66)	2.09	(0.64)
Net increase (decrease) in accumulation unit value	1.19	1.72	(2.21)	2.38	(0.10)
Accumulation unit value at end of year	$11.96	$10.77	$9.05	$11.26	$8.88
Total return	11.05%	19.01%	(19.63)%	26.80%	(1.11)%
Net assets, end of year (000’s)	307	271	215	282	174
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

	Universal VIA International Growth Allocation, C Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$10.46	$8.80	$10.98	$8.68	$8.79
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	0.94	1.14	(2.63)	2.01	(0.65)
Net increase (decrease) in accumulation unit value	1.13	1.66	(2.18)	2.30	(0.11)
Accumulation unit value at end of year	$11.59	$10.46	$8.80	$10.98	$8.68
Total return	10.80%	18.86%	(19.85)%	26.50%	(1.25)%
Net assets, end of year (000’s)	16	15	13	13	9
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA International Growth Allocation, L Share, M&E 1.50%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$11.51	$9.62	$11.92	$9.36	$9.42
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	1.13	1.37	(2.75)	2.27	(0.60)
Net increase (decrease) in accumulation unit value	1.32	1.89	(2.30)	2.56	(0.06)
Accumulation unit value at end of year	$12.83	$11.51	$9.62	$11.92	$9.36
Total return	11.47%	19.65%	(19.30)%	27.35%	(0.64)%
Net assets, end of year (000’s)	166	160	134	166	117
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

	Universal VIA International Growth Allocation, L Share, M&E 1.50% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$11.17	$9.36	$11.62	$9.15	$9.22
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	1.07	1.29	(2.71)	2.18	(0.61)
Net increase (decrease) in accumulation unit value	1.26	1.81	(2.26)	2.47	(0.07)
Accumulation unit value at end of year	$12.43	$11.17	$9.36	$11.62	$9.15
Total return	11.28%	19.34%	(19.45)%	26.99%	(0.76)%
Net assets, end of year (000’s)	12	10	36	50	40
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA International Growth Allocation, L Share, M&E 1.75%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$11.09	$9.30	$11.55	$9.09	$9.17
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	1.06	1.27	(2.70)	2.17	(0.62)
Net increase (decrease) in accumulation unit value	1.25	1.79	(2.25)	2.46	(0.08)
Accumulation unit value at end of year	$12.34	$11.09	$9.30	$11.55	$9.09
Total return	11.27%	19.25%	(19.48)%	27.06%	(0.87)%
Net assets, end of year (000’s)	1,174	1,124	1,076	1,525	1,295
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

	Universal VIA International Growth Allocation, L Share, M&E 1.75% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$10.77	$9.05	$11.26	$8.88	$8.98
Net Investment Income (Loss)[A]	0.19	0.52	0.45	0.29	0.54
Net realized and unrealized gains (losses) on securities	1.00	1.20	(2.66)	2.09	(0.64)
Net increase (decrease) in accumulation unit value	1.19	1.72	(2.21)	2.38	(0.10)
Accumulation unit value at end of year	$11.96	$10.77	$9.05	$11.26	$8.88
Total return	11.05%	19.01%	(19.63)%	26.80%	(1.11)%
Net assets, end of year (000’s)	297	262	222	389	312
Expenses to average net assets[B]	2.52%	2.26%	2.23%	2.21%	2.39%
Net investment loss to average net assets	(1.38)%	(0.03)%	3.88%	0.28%	3.54%
Portfolio turnover rate	5.16%	7.68%	10.01%	8.69%	14.32%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Money Market, B Share, M&E 1.40%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$7.67	$7.72	$7.89	$8.04	$8.20
Net Investment Income (Loss)[A]	0.07	0.03	(0.23)	(0.24)	(0.03)
Net realized and unrealized gains (losses) on securities	(0.19)	(0.08)	0.06	0.09	(0.13)
Net increase (decrease) in accumulation unit value	(0.12)	(0.05)	(0.17)	(0.15)	(0.16)
Accumulation unit value at end of year	$7.55	$7.67	$7.72	$7.89	$8.04
Total return	(1.56)%	(0.65)%	(2.15)%	(1.87)%	(1.95)%
Net assets, end of year (000’s)	2,627	2,748	1,785	2,476	5,128
Expenses to average net assets[B]	2.35%	2.68%	2.32%	2.19%	2.13%
Net investment loss to average net assets	(1.93)%	(0.99)%	(2.31)%	(2.19)%	(2.12)%
Portfolio turnover rate	117.91%	76.45%	78.10%	67.82%	107.84%

	Universal VIA Money Market, B Share, M&E 1.40% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$7.46	$7.52	$7.70	$7.87	$8.04
Net Investment Income (Loss)[A]	0.07	0.03	(0.23)	(0.24)	(0.03)
Net realized and unrealized gains (losses) on securities	(0.20)	(0.09)	0.05	0.07	(0.14)
Net increase (decrease) in accumulation unit value	(0.13)	(0.06)	(0.18)	(0.17)	(0.17)
Accumulation unit value at end of year	$7.33	$7.46	$7.52	$7.70	$7.87
Total return	(1.74)%	(0.80)%	(2.34)%	(2.16)%	(2.11)%
Net assets, end of year (000’s)	524	161	264	534	272
Expenses to average net assets[B]	2.35%	2.68%	2.32%	2.19%	2.13%
Net investment loss to average net assets	(1.93)%	(0.99)%	(2.31)%	(2.19)%	(2.12)%
Portfolio turnover rate	117.91%	76.45%	78.10%	67.82%	107.84%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Money Market, B Share, M&E 1.65%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$7.68	$7.74	$7.93	$8.11	$8.29
Net Investment Income (Loss)[A]	0.07	0.03	(0.23)	(0.24)	(0.03)
Net realized and unrealized gains (losses) on securities	(0.22)	(0.09)	0.04	0.06	(0.15)
Net increase (decrease) in accumulation unit value	(0.15)	(0.06)	(0.19)	(0.18)	(0.18)
Accumulation unit value at end of year	$7.53	$7.68	$7.74	$7.93	$8.11
Total return	(1.95)%	(0.78)%	(2.40)%	(2.22)%	(2.17)%
Net assets, end of year (000’s)	1,090	683	1,537	850	1,214
Expenses to average net assets[B]	2.35%	2.68%	2.32%	2.19%	2.13%
Net investment loss to average net assets	(1.93)%	(0.99)%	(2.31)%	(2.19)%	(2.12)%
Portfolio turnover rate	117.91%	76.45%	78.10%	67.82%	107.84%

	Universal VIA Money Market, B Share, M&E 1.65% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$7.29	$7.36	$7.56	$7.75	$7.93
Net Investment Income (Loss)[A]	0.07	0.03	(0.23)	(0.24)	(0.03)
Net realized and unrealized gains (losses) on securities	(0.22)	(0.10)	0.03	0.05	(0.15)
Net increase (decrease) in accumulation unit value	(0.15)	(0.07)	(0.20)	(0.19)	(0.18)
Accumulation unit value at end of year	$7.14	$7.29	$7.36	$7.56	$7.75
Total return	(2.06)%	(0.95)%	(2.65)%	(2.45)%	(2.27)%
Net assets, end of year (000’s)	126	137	139	149	354
Expenses to average net assets[B]	2.35%	2.68%	2.32%	2.19%	2.13%
Net investment loss to average net assets	(1.93)%	(0.99)%	(2.31)%	(2.19)%	(2.12)%
Portfolio turnover rate	117.91%	76.45%	78.10%	67.82%	107.84%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Money Market, C Share, M&E 1.95%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$7.11	$7.19	$7.39	$7.58	$7.77
Net Investment Income (Loss)[A]	0.07	0.03	(0.23)	(0.24)	(0.03)
Net realized and unrealized gains (losses) on securities	(0.22)	(0.11)	0.03	0.05	(0.16)
Net increase (decrease) in accumulation unit value	(0.15)	(0.08)	(0.20)	(0.19)	(0.19)
Accumulation unit value at end of year	$6.96	$7.11	$7.19	$7.39	$7.58
Total return	(2.11)%	(1.11)%	(2.71)%	(2.51)%	(2.45)%
Net assets, end of year (000’s)	415	429	506	615	464
Expenses to average net assets[B]	2.35%	2.68%	2.32%	2.19%	2.13%
Net investment loss to average net assets	(1.93)%	(0.99)%	(2.31)%	(2.19)%	(2.12)%
Portfolio turnover rate	117.91%	76.45%	78.10%	67.82%	107.84%

	Universal VIA Money Market, C Share, M&E 1.95% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$6.91	$7.00	$7.21	$7.41	$7.61
Net Investment Income (Loss)[A]	0.07	0.03	(0.23)	(0.24)	(0.03)
Net realized and unrealized gains (losses) on securities	(0.23)	(0.12)	0.02	0.04	(0.17)
Net increase (decrease) in accumulation unit value	(0.16)	(0.09)	(0.21)	(0.20)	(0.20)
Accumulation unit value at end of year	$6.75	$6.91	$7.00	$7.21	$7.41
Total return	(2.32)%	(1.29)%	(2.91)%	(2.70)%	(2.63)%
Net assets, end of year (000’s)	203	212	218	222	291
Expenses to average net assets[B]	2.35%	2.68%	2.32%	2.19%	2.13%
Net investment loss to average net assets	(1.93)%	(0.99)%	(2.31)%	(2.19)%	(2.12)%
Portfolio turnover rate	117.91%	76.45%	78.10%	67.82%	107.84%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Money Market, L Share, M&E 1.50%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$-	$-	$-	$7.96	$8.12
Net Investment Income (Loss)[A]	-	-	-	(0.24)	(0.03)
Net realized and unrealized gains (losses) on securities	-	-	-	0.07	(0.13)
Net increase (decrease) in accumulation unit value	-	-	-	(0.17)	(0.16)
Accumulation unit value at end of year	$-	$-	$-	$7.79	$7.96
Total return	-%	-%	-%	(2.14)%	(1.97)%
Net assets, end of year (000’s)	-	-	-	263	2,898
Expenses to average net assets[B]	-%	-%	-%	2.19%	2.13%
Net investment loss to average net assets	-%	-%	-%	(2.19)%	(2.12)%
Portfolio turnover rate	-%	-%	-%	67.82%	107.84%

	Universal VIA Money Market, L Share, M&E 1.50% Enhanced Death Benefit
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$7.36	$7.42	$7.61	$7.79	$7.96
Net Investment Income (Loss)[A]	0.07	0.03	(0.23)	(0.24)	(0.03)
Net realized and unrealized gains (losses) on securities	(0.21)	(0.09)	0.04	0.06	(0.14)
Net increase (decrease) in accumulation unit value	(0.14)	(0.06)	(0.19)	(0.18)	(0.17)
Accumulation unit value at end of year	$7.22	$7.36	$7.42	$7.61	$7.79
Total return	(1.90)%	(0.81)%	(2.50)%	(2.31)%	(2.14)%
Net assets, end of year (000’s)	4	4	15	573	594
Expenses to average net assets[B]	2.35%	2.68%	2.32%	2.19%	2.13%
Net investment loss to average net assets	(1.93)%	(0.99)%	(2.31)%	(2.19)%	(2.12)%
Portfolio turnover rate	117.91%	76.45%	78.10%	67.82%	107.84%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

FINANCIAL HIGHLIGHTS

	Universal VIA Money Market, L Share, M&E 1.75%
	Year	Year	Year	Year	Year
	Ending	Ending	Ending	Ending	Ending
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2020	2019	2018[C]	2017[C]	2016[C]
Accumulation unit value at beginning of year	$7.39	$7.45	$7.64	$7.83	$8.00
Net Investment Income (Loss)[A]	0.07	0.03	(0.23)	(0.24)	(0.03)
Net realized and unrealized gains (losses) on securities	(0.22)	(0.09)	0.04	0.05	(0.14)
Net increase (decrease) in accumulation unit value	(0.15)	(0.06)	(0.19)	(0.19)	(0.17)
Accumulation unit value at end of year	$7.24	$7.39	$7.45	$7.64	$7.83
Total return	(2.03)%	(0.81)%	(2.49)%	(2.43)%	(2.13)%
Net assets, end of year (000’s)	601	451	737	1,333	844
Expenses to average net assets[B]	2.35%	2.68%	2.32%	2.19%	2.13%
Net investment loss to average net assets	(1.93)%	(0.99)%	(2.31)%	(2.19)%	(2.12)%
Portfolio turnover rate	117.91%	76.45%	78.10%	67.82%	107.84%

[A]	Calculated based on average number of units outstanding.

[B]	Does not include expenses of the underlying investments in which the Subaccount invests.

[C]	Unaudited

The Notes to Financial Statements are an integral part of this report

NOTES TO FINANCIAL STATEMENTS

At December 31, 2020

1. ORGANIZATION

Fortune V Separate Account (the “Separate Account”), is a non-diversified separate account of Universal Life Insurance Company (“ULICO”), and is registered as a management investment company under the Investment Company Act of 1940, as amended. The Separate account was established in March 2007 to record and account for assets and liabilities associated with Universal Variable Annuity line of business. The Separate Account applies investment company accounting and reporting guidance. The Separate Account is composed of six different subaccounts (each, a “Subaccount” and collectively, the “Subaccounts”) that are separate investment funds and are as follows. Each Subaccount invests substantially all of its investable assets among mutual funds.

Subaccount
Fortune V Separate Account – Universal VIA Conservative Allocation (“VIA Conservative Alloc”)
Fortune V Separate Account – Universal VIA Moderate Allocation (“VIA Moderate Alloc”)
Fortune V Separate Account – Universal VIA Moderate Growth Allocation (“VIA Mod Growth Alloc”)
Fortune V Separate Account – Universal VIA Growth Allocation (“VIA Growth Alloc”)
Fortune V Separate Account – Universal VIA International Moderate Growth Allocation (“VIA Int Mod Growth Alloc”)
Fortune V Separate Account - Universal VIA Money Market (“VIA Money Mrkt Alloc”)

Each Subaccount invests substantially all of its investable assets among mutual funds. Assets within the Separate Account are legally insulated from ULICO assets. The only shareholders of the Separate Account are contract holders of the Universal VIA annuity product issued by ULICO.

The Fortune V Separate Account has selected Morningstar Investment Management LLC as the Portfolio Construction Manager to serve as asset allocation consultant in connection with the management of the Sub-Accounts with the exception of the Money Market Portfolio.

Morningstar Investment Management LLC is a registered investment adviser and wholly owned subsidiary of Morningstar, Inc.

The portfolio construction managers for the Fortune V Separate Account are:

●	Dan McNeela, CFA, joined Morningstar, Inc. in 2000 as a manager research analyst, and served as associate director of fund analysis and editor of Morningstar Mutual Funds before joining Morningstar Investment Management LLC in 2006.

●	Michael Stout is a portfolio manager within Morningstar’s Investment Management Group and a member of the Asset Allocation Committee. He focuses on asset-allocation strategies employing mutual funds and ETFs, and co-manages two mutual funds at the firm. Mike was an original member of the Morningstar Investment Management Group’s predecessor organization in 1998.

●	Dominic Pappalardo is a Senior Client Portfolio Manager within Morningstar’s Investment Management Group. Mr. Pappalardo has oversight responsibilities for managing the Client Portfolio Management team which delivers customized solutions for institutional and third-party platform clients. Prior to joining Morningstar in 2020, he spent 19 years working in all aspects of fixed income portfolio management at McDonnell Investment Management, an affiliate of Natixis Investment Managers.

The Statement of Additional Information (“SAI”) provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities in the Variable Account.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: In preparing the Subaccounts’ financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), estimates or assumptions (which could differ from actual results) may be used that affect reported amounts and disclosures. The following is a summary of significant accounting policies followed by the Subaccounts.

Security transactions: Security transactions are accounted for on the trade date. Security gains and losses are calculated on the specific identification basis. Net realized gain (loss) is from investments in units of investment companies.

Operating expenses: The Separate Account, accounts separately for the assets, liabilities, and operations of each Subaccount. Each Subaccount will indirectly bear the fees and expenses reflected in the underlying mutual funds unit value. These expenses are not reflected in the expenses within the Statements of Operations of the Subaccount and are not included in the Expenses to average net assets, and Net investment income (loss) to average net assets within the Financial Highlights.

Indemnification: In the normal course of business, the Subaccounts enter into contracts that contain a variety of representations that provide general indemnifications. The Subaccounts’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Subaccounts and/or their affiliates that have not yet occurred. However, based on experience, the Subaccounts expect the risk of loss to be remote.

Dividends: Dividends paid to the Variable Account are automatically reinvested in shares of the Fund on the payable date. Dividend income is recorded on the ex-dividend date.

3. INVESTMENT VALUATION

All investments in securities are recorded at their estimated fair value. The value of each Subaccount’s investment in a corresponding underlying mutual funds is valued at the mutual fund unit value per share at the official close of the New York Stock Exchange (“NYSE”) each day the NYSE is open for business.

The Subaccounts utilize various methods to measure the fair value of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The three levels (“Levels”) of inputs of the fair value hierarchy are defined as follows:

Level 1—Unadjusted quoted prices in active markets for identical securities.

Level 2—Inputs, other than quoted prices included in Level 1, which are observable, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3—Unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include the Subaccounts’ own assumptions used in determining the fair value of investments.

The inputs used to measure fair value may fall into different Levels of the fair value hierarchy. In such cases, for disclosure purposes, the Level in the fair value hierarchy that is assigned to the fair value measurement of a security is determined based on the lowest Level input that is significant to the fair value measurement in its entirety. Certain investments that are measured at fair value using NAV per share, or its equivalent, using the “practical expedient” have not been classified in the fair value Levels. The hierarchy classification of inputs used to value the Subaccounts’ investments at December 31, 2020, is disclosed within the Investment Valuation section of each Subaccount’s Schedule of Investments.

3. INVESTMENT VALUATION (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, but not limited to, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is generally greatest for instruments categorized in Level 3. Due to the inherent uncertainty of valuation, the determination of values may differ significantly from values that would have been realized had a ready market for investments existed, and the differences could be material.

Fair value measurements: Each Subaccount invests substantially all of its investable assets among mutual funds. The summary of the inputs used for valuing each Fund’s assets carried at fair value is discussed in the Investment Valuation section of the Funds’ Notes to Financial Statements. Descriptions of the valuation techniques applied to the Subaccounts’ significant categories of assets and liabilities measured at fair value on a recurring basis are as follows:

4. RISK FACTORS

Investing in the Subaccounts involves certain key risks related to the Subaccounts’ trading activity. Please reference the Subaccounts’ prospectus for a more complete discussion of the following risk(s), as well as other risks of investing in the Subaccounts.

Market risk and Coronavirus: The market values of a Subaccount’s securities and other assets will fluctuate, sometimes sharply and unpredictably, due to changes in general market conditions, overall economic trends or events, governmental actions or interventions, actions taken by the U.S. Federal Reserve or foreign central banks, political developments, investor sentiment, public health emergencies such as a pandemic, and other factors that may or may not be related to the issuer of the security or other asset. The market prices of securities and other assets also may go down due to events or conditions that affect particular sectors, industries or issuers. Adverse market conditions may be prolonged and may not have the same impact on all types of securities or other assets.

Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading and tariff arrangements, public health events, terrorism, technology and data interruptions, natural disasters, and other circumstances in one or more countries or regions could be highly disruptive to, and have profound impacts on, global economies or markets. As a result, whether or not a Subaccount invests in securities of issuers located in or with significant exposure to the countries directly affected, the value and liquidity of a Subaccount’s investments may go down.

The COVID-19 pandemic has caused substantial market disruption around the world, including the U.S. There have been periods of extreme volatility, and periods where there have been no buyers for certain securities, including U.S. Treasury securities. Some sectors of the economy and individual issuers have experienced particularly large losses. The pandemic has reduced liquidity of particular investments and asset classes; resulted in significant disruptions to business operations, including business closures; strained healthcare systems; disrupted supply chains, consumer demand and employee availability; and restricted travel. These conditions may continue for an extended period of time, or worsen. The pandemic may result in a sustained domestic or global economic downturn or recession. Developing or emerging market countries may be more adversely impacted. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual issuers, are not known.

The U.S. government and the Federal Reserve, as well as certain foreign governments and central banks, have taken extraordinary actions to support local and global economies and the financial markets in response to the COVID-19 pandemic. These actions have resulted in significant expansion of public debt, including in the U.S. The long-term consequences of this level of public debt are not known. In addition, certain interest rates have been reduced to very low levels. This and other government intervention into the economy and financial markets to address the pandemic may not work as intended, particularly if the efforts are perceived by investors as being unlikely to achieve the desired results.

The COVID-19 pandemic could continue to adversely affect the value and liquidity of a Subaccount’s investments, impair a Subaccount’s ability to satisfy redemption requests, and negatively impact a Subaccount’s performance.

Because Universal Life’s business is written in Puerto Rico, Universal Life’s insurance risk is not as diversified as the risk of a carrier that covers a broader geographical area. A natural catastrophe could cause damage to a large number of Universal Life’s policyholders, which would result in significantly increased losses to Universal Life. Management believes, however, that Universal Life’s reinsurance program will reduce to a manageable level its net exposure in any such catastrophe.

5. FEES AND OTHER AFFILIATED TRANSACTIONS

Universal Financial Services, Inc., (“UFS”), is the investment adviser of the Separate Account. UFS, a Puerto Rico corporation, is a wholly-owned subsidiary of Universal Group, Inc. (“UNIGR”) and an affiliate of ULICO. UFS currently serves as investment adviser to the Separate Account pursuant to an investment advisory agreement (“Investment Advisory Agreement”) with the Company. Pursuant to such investment advisory agreement, UFS charges a fee to the Sub-Accounts of 0.35% of the value of the assets of the Sub-Accounts. Advisory fees due to UFS as of December 31, 2020 amounted to $124,875.

Certain managing board members and officers of the Separate Account are also trustees, officers, or employees of UNIGR or its affiliates. No interested managing board member, who is deemed an interested person due to current or former service with UNIGR or an affiliate of UNIGR receives compensation from the Separate Account. Similarly, none of the Separate Account’s officers or interested trustees receive compensation from the Subaccounts. The independent board members of the Separate Account are also trustees of the Funds, for which they receive fees. There were no fees paid to the board members during 2020.

Brokerage commissions: The Subaccounts incurred no brokerage commissions on security transactions placed with affiliates of the investment manager or sub-adviser(s) for the period December 31, 2020.

6. PURCHASES AND SALES OF SECURITIES

For the year ended December 31, 2020, the cost of securities purchased and proceeds from securities sold are as follows:

Subaccount	Purchases of Securities	Sales of Securities
Universal VIA Conservative Allocation	$23,748,994	$32,658,446
Universal VIA Moderate Allocation	72,937,326	102,827,126
Universal VIA Moderate Growth Allocation	15,737,708	17,741,646
Universal VIA Growth Allocation	12,559,198	8,446,602
Universal VIA International Moderate Growth Allocation	1,846,801	2,193,642
Universal VIA Money Market	6,186,962	5,418,876

7. INCOME TAXES

The operations of the Separate Account form a part of, and are taxed with, the operations of ULICO, a wholly-owned subsidiary of Universal Insurance Company (“UNICO”), which is a wholly-owned subsidiary of UNIGR. ULICO does not expect, based upon current tax law, to incur any income tax upon the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charges are currently being deducted from the Separate Account for federal income tax purposes. The Subaccounts recognize the tax benefits of uncertain tax positions only where the position is “more likely than not” to be sustained assuming examination by tax authorities. The Subaccounts identify their major tax jurisdictions as Puerto Rico.

Pursuant to Section 1018A of the Puerto Rico Internal Revenue Code, the Company annually withhold, on behalf of the contract holders of the separate accounts, a special tax of 0.10% of their corresponding net asset value and remits them to the Puerto Rico Treasury Department.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Contract holders of Fortune V Separate Account

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of Fortune V Separate Account (the “Separate Account”) (comprising Fortune V Separate Account – Universal VIA Conservative Allocation, Fortune V Separate Account - Universal VIA Moderate Allocation, Fortune V Separate Account - Universal VIA Moderate Growth Allocation, Fortune V Separate Account - Universal VIA Growth Allocation, Fortune V Separate Account - Universal VIA International Moderate Growth Allocation, Fortune V Separate Account - Universal VIA Money Market) (collectively referred to as the “Subaccounts”), including the schedule of investments, as of December 31, 2020, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the two years in the period then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the Subaccounts comprising Fortune V Separate Account at December 31, 2020, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and its financial highlights for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on the Subaccounts’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of the Fund’s internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2020, by correspondence with the custodian. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the auditor of one or more Universal investment companies since 2021.

San Juan, Puerto Rico
December 22, 2021

Management of the Trust

Board Members and Officers

The members of the Board (“Board Members”) and executive officers of the Trust are listed below. The Board of Directors was created on the effective date of the Separate Account registration with the SEC on May 2021.

“Interested Board Member” means a board member who may be deemed an “interested person” (as that term is defined in the 1940 Act) of the Trust because of his current or former service with UNIGR or an affiliate of UNIGR. Interested Board Members may also be referred to herein as “Interested Trustees.” “Independent Board Member” means a Board Member who is not an “interested person” (as defined under the 1940 Act) of the Trust and may also be referred to herein as an “Independent Trustee.”

The Board governs each fund and is responsible for protecting the interests of the shareholders. The Board Members are experienced executives who meet periodically throughout the year to oversee the business affairs of each fund and the operation of each fund by its officers. The Board also reviews the management of each fund’s assets by the investment manager and its respective sub-adviser.

The mailing address of each member of the Board is c/o Universal Life Insurance Company, PO Box 2171, San Juan, PR 00922 – 2171.

Further information about the Fund’s Board Members and Officers is available in the Fund’s Statement of Additional Information, which can be obtained without charge by calling 1-787-706-7337.

The Board Members, their positions with the Trust, and their principal occupations, the number of funds the Board oversees, and other board memberships they hold are set forth in the table below. The length of time served is provided from the date a Board Member became a member of the Board.

The members of the Board listed below are not “interested persons” of the Variable Account within the meaning of section 2(a)(19) of the 1940 Act (“Independent Board Members”).

(1) Name and Year of Birth	(2) Position(s) Held with Registrant	(3) Term of Office and Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director
Manuel O. Morera, CPA, CGMA (1956)	Member, Board	Since 2021	Accountant, tax and business advisor as a sole practitioner.	1	None

Francisco J. Perdomo, CPA (1960)	Member, Board	Since 2021	PSV & Co., PSC (accounting firm), Managing Director and Certified Public Accountant.	1	None

(1) Name and Year of Birth	(2) Position(s) Held with Registrant	(3) Term of Office and Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directors hips Held by Director
Waldemar Fabery- Villaespesa (1965)	Member, Board	Since 2021	Special Counsel, Toro Colón Mullet, P.S.C., a legal services firm	1	None

*	Mr. Waldemar Fabery-Villaespesa is designated as an “interested person” because he is a member of several boards of a controlling party of UFS.

*	Each Board Member shall hold office until: 1) his or her successor is elected and qualified or 2) he or she resigns, retires or his or her term as a Board Member is terminated in accordance with the Trust’s Declaration of Trust.

OFFICERS

The mailing address of each officer is c/o Universal Life Insurance Company, PO Box 2171, San Juan, PR 00922 – 2171. The following table shows information about the officers, including their year of birth, their positions held with the Variable Account and their principal occupations during the past five years (their titles may have varied during that period). Each officer will hold office until his or her successor has been duly elected or appointed or until his or her earlier death, resignation or removal.

(1) Name and Year of Birth	(2) Position(s) Held with Registrant	(3) Term of Office and Length of Time Served	(4) Principal Occupation(s) During Past 5 Years
John Blue (1977)	Chief Compliance Officer	Since 2021	Managing Partner, PINE Advisor Solutions (provider of outsourced non-investment fund services) (Since 2018); Previously, Sr. Vice President and Dir. of Operations and Chief Compliance Officer, 361 Capital, LLC (financial adviser) (2010 to 2018).

Jose C. Benitez (1975)	President	Since 2021	President of Universal Life Insurance Company and Universal Financial Services (2006). Previously Senior Account Manager, Manulife Financial. 24 years of financial services experience. Series 7 & 24 Licenses, FLMI Designation

Roberto J. Martinez, CPA (1964)	Secretary & Treasurer	Since 2021	CFO Universal Group, Previously COO Triple S Propiedad (1999 to 2014), SIMED and ASC Finance Manager (1991 to 1999) and Audit Supervisor with KPMG (1987 to 1991).

S t a t u t o r y - B a s i s F i n a n c i a l S t a t e m e n t s

Universal Life Insurance Company

Years Ended December 31, 2019 and 2018

With Report of Independent Auditors

Universal Life Insurance Company

Statutory-Basis Financial Statements and

Years Ended December 31, 2019 and 2018

Ernst & Young LLP Plaza 273, 10th Floor 273 Ponce de León Avenue San Juan, PR 00917-1951	Tel: +1 787 759 8212 Fax: +1 787 753 0808 ey.com

Report of Independent Auditors

The Board of Directors

Universal Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Universal Life Insurance Company (“the Company”), which comprise the statutory-basis statement of admitted assets, liabilities, and capital and surplus and other funds as of December 31, 2019 and 2018, and the related statutory-basis statements of operations, changes in capital and surplus and other funds and cash flow for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the Commonwealth of Puerto Rico. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

A member firm of Ernst & Young Global Limited

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the statutory-basis financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of Puerto Rico, which is a basis of accounting other than U.S. generally accepted accounting principles. The effects on the financial statements of the variances between these statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company at December 31, 2019 and 2018, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory-Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

July 28, 2020

Stamp No. E401403

affixed to

original of

this report.

A member firm of Ernst & Young Global Limited

Universal Life Insurance Company

Statutory-Basis Statements of Admitted Assets, Liabilities,

Capital and Surplus and Other Funds

	December 31
	2019	2018
Admitted Assets
Cash and invested assets:
Debt securities	$883,676,503	$801,171,627
Equity securities	275,490,696	34,972,682
Restricted investment	946,009	927,764
Cash and short-term investments	87,696,299	127,643,829
Receivable for securities	8,701	–
Other invested assets	59,648,007	19,196,600
Total cash and invested assets	1,307,466,215	983,912,502

Premiums due and unpaid	2,893,391	2,789,001
Accrued investment income	8,809,706	7,808,155
Reinsurance recoverable on paid losses and other	28,229,107	5,276,962
Receivable from parent, subsidiaries, and affiliates	62,893,789	68,243,870
Accounts receivable – other	42,750	34,178
Separate account assets	538,251,668	521,886,755
Current federal and foreign income tax	122,621	848,065
Deferred income tax asset	–	308,410
Electronic data processing equipment:
Net of accumulated depreciation of $114,729 and $112,759 as of December 31, 2019 and 2018, respectively	1,257,550	2,538
Total	$1,949,966,797	$1,591,110,436

Continued

Universal Life Insurance Company

Statutory-Basis Statements of Admitted Assets, Liabilities,

Capital and Surplus and Other Funds

	December 31
	2019	2018
Liabilities and Surplus and Other Funds
Liabilities:
Policy liabilities:
Aggregate reserves for life, annuities, and accident and health policies and contracts	$500,866,348	$380,933,204
Unpaid policy and contract claims:
Life	3,319,902	3,068,848
Accident and health	1,193,010	1,206,130
Total policy liabilities	505,379,260	385,208,182
Reinsurance payable	2,317,081	3,538,249
Commissions due	1,062,617	1,548,926
Income tax payable	1,527,539	–
Accrued expenses and other liabilities – including expense allowances recognized in reserves of $(5,263,190) and $(6,554,329) as of December 31, 2019 and 2018, respectively	11,742,742	20,214,462
Payable to affiliates	6,933,769	–
Separate account liabilities	537,986,172	521,661,802
Funds held under reinsurance treaties	710,467,506	501,975,789
Borrowed money and interest	24,124,305	35,272,562
Payable for securities	229,783	–
Deferred tax liability	174,093	–
Asset valuation reserve	11,062,891	4,017,946
Total liabilities	1,813,007,758	1,473,437,918

Capital and surplus and other funds:
Common stock, $100 par value – authorized, 100,000 shares; issued and outstanding, 25,000 shares	2,500,000	2,500,000
Gross paid-in and contributed surplus	22,391,608	22,391,608
Unassigned funds – surplus	112,067,431	92,780,910
Total capital and surplus and other funds	136,959,039	117,672,518
Total	$1,949,966,797	$1,591,110,436

See accompanying notes.

Universal Life Insurance Company

Statutory-Basis Statements of Operations

	Year Ended December 31
	2019	2018
Revenues:
Premiums earned:
Premiums written	$453,002,049	$408,517,517
Premiums assumed	753,978	786,618
Reinsurance ceded	(294,304,981)	(296,842,115)
Net premiums earned	159,451,046	112,462,020
Net investment income	45,472,636	29,722,294
Income from fees associated with investment management and administration of separate accounts	4,511,163	5,002,957
Commissions and expense allowance on reinsurance ceded	50,314,266	47,022,857
Other income	1,530,832	1,769,250
Total revenues	261,279,943	195,979,378

Losses and expenses:
Death, disability, and other benefits	48,481,470	51,110,402
Net increase in aggregate reserves for life, accident, and health policies and contracts	120,636,781	78,301,704
Commission expense	24,304,743	22,838,548
Other underwriting expenses	17,197,123	15,773,974
Aggregate write-ins for deductions	24,402,630	12,724,941
Total losses and expenses	235,022,747	180,749,569
Reserve adjustment on reinsurance ceded	(26,706,197)	(36,437,935)
Net transfers to separate accounts	43,212,188	58,505,590
Income before income taxes incurred and net realized capital gains (losses)	42,763,187	37,297,464
Income taxes incurred	4,608,068	4,188,237
Net realized capital gains (losses) – net of capital gains tax and capital gains (losses) transferred to IMR net of tax	794,090	337,519
Net income	$38,949,209	$33,446,746

See accompanying notes.

Universal Life Insurance Company

Statutory-Basis Statements of Changes in Capital and Surplus and Other Funds

Years ended December 31, 2019 and 2018

		Gross
		Paid-in And	Unassigned
	Common	Contributed	Funds –
	Stock	Surplus	Surplus	Total
Balance – January 1, 2018	$2,500,000	$22,391,608	$73,669,034	$98,560,642
Statutory net income	–	–	33,446,746	33,446,746
Changes in:
Unrealized capital (losses) net of tax	–	–	(941,254)	(941,254)
Nonadmitted assets	–	–	4,170,820	4,170,820
Surplus of separate accounts	–	–	(19,724)	(19,724)
Asset valuation reserve	–	–	(877,187)	(877,187)
Dividend to stockholders	–	–	(9,500,000)	(9,500,000)
Aggregate write-ins for gains and losses in surplus	–	–	(7,167,525)	(7,167,525)
Balance – December 31, 2018	2,500,000	22,391,608	92,780,910	117,672,518

Statutory net income	–	–	38,949,209	38,949,209
Changes in:
Unrealized capital (losses) net of tax	–	–	1,930,017	1,930,017
Nonadmitted assets	–	–	29,105	29,105
Surplus of separate accounts	–	–	40,543	40,543
Asset valuation reserve	–	–	(7,044,944)	(7,044,944)
Dividend to stockholders	–	–	(3,000,000)	(3,000,000)
Aggregate write-ins for gains and losses in surplus	–	–	(11,617,409)	(11,617,409)
Balance – December 31, 2019	$2,500,000	$22,391,608	$112,067,431	$136,959,039

See accompanying notes.

Universal Life Insurance Company

Statutory-Basis Statements of Cash Flow

	Year Ended December 31
	2019	2018
Cash flows from operating activities:
Premiums collected – net of reinsurance	$143,042,278	$125,438,054
Investment income received	46,621,024	30,964,836
Miscellaneous income received	56,160,477	53,943,475
Death, disability, and other benefits paid	(92,506,296)	(89,340,218)
Net transfers to separate accounts paid	44,406,901	60,305,495
Federal and foreign income taxes paid	(2,355,770)	(8,879,616)
Commissions and other underwriting expenses paid	(58,709,567)	(52,490,988)
Net cash provided by operating activities	136,659,047	119,941,038

Cash flows from investing activities:
Proceeds from sales and redemptions of investments	445,710,876	73,921,981
Cost of investments acquired	(803,826,258)	(262,311,783)
Net cash used in investing activities	(358,115,382)	(188,389,802)

Cash flows from financing and miscellaneous sources:
Borrowed funds received	(11,148,257)	10,931,639
Net deposits on deposit-type contracts and other insurance liabilities	(151,597)	–
Dividends paid	(3,000,000)	(8,346,474)
Other cash provided	195,808,659	142,120,815
Net cash provided by financing and miscellaneous sources	181,508,805	144,705,980
Net change in cash and short-term investments	(39,947,530)	76,257,216

Cash and short-term investments – beginning of year	127,643,829	51,386,613
Cash and short-term investments – end of year	$87,696,299	$127,643,829

See accompanying notes.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2019

1. Organization and Summary of Significant Accounting Policies

Organization and Operations

Universal Life Insurance Company (Universal Life or the Company) was incorporated on April 16, 1993, under the name of Eastern America Life Insurance Company and changed its name to Universal Life in 1997. During 2012, Universal Group, Inc. (UGI) transferred 100% of the Company’s outstanding common stock to Universal Insurance Company (the Parent Company or Universal Insurance), which is a wholly owned subsidiary of UGI. This transfer was approved by the Commissioner of Insurance of the Commonwealth of Puerto Rico (the Commissioner) on June 27, 2012.

Universal Life is engaged in the life, annuity, and accident and health insurance business, generating the majority of its business from annuities and life policies. Universal Life operates under the provisions of the Puerto Rico Insurance Code (the PR Insurance Code) and is subject to the regulations issued by the Commissioner.

Basis of Accounting

The accompanying statutory-basis financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Commissioner, which vary in certain respects from U.S. generally accepted accounting principles (GAAP). Prescribed statutory accounting practices include National Association of Insurance Commissioners’ statutory accounting practices (NAIC SAP) that do not conflict with the PR Insurance Code and administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

Accounting practices and procedures prescribed or permitted by the Commissioner comprise a comprehensive basis of accounting other than GAAP. The more significant differences with GAAP are as follows:

a.	Under NAIC SAP, investments in debt securities are generally carried at amortized cost or at the lower of amortized cost or fair value depending on the NAIC rating, whereas under GAAP, they are carried at either amortized cost or fair value based on their classification according to the Company’s ability and intent to hold or trade the securities.

b.	Investments in preferred stock are generally carried at cost or at the lower of amortized cost or fair value depending on the NAIC rating, whereas under GAAP, preferred stocks are reported at fair value.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

c.	Acquisition costs, such as commissions and other costs related to acquiring new business are expensed as incurred, while under GAAP, they are deferred and amortized to income as premiums are earned or in relation to estimated gross profits.

d.	Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, interest, and withdrawals. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus rather than included in the determination of net gain from operations.

e.	Asset valuation reserves (AVR) and interest maintenance reserves (IMR) are established in the statutory-basis financial statements.

f.	Assets are reported under statutory accounting principles at “admitted-asset” value and “nonadmitted” assets are excluded through a charge against surplus, while under GAAP, “nonadmitted assets” are reinstated to the balance sheet, at their net realizable value.

g.	Reinsurance recoverable on unpaid losses is reported as a reduction of policy benefits and other insurance reserves, while under GAAP, they are reported as an asset.

h.	The statement of cash flows is presented in accordance with guidelines established by the NAIC and the Commissioner, whereas GAAP emphasizes the changes in cash and cash equivalents and requires that cash flow activity be reported under the captions of operating, investing, and financing activities.

i.	Under NAIC SAP, deferred taxes are provided for differences between the statutory and tax bases of assets and liabilities with certain limitations as to the amount of deferred tax assets that may be reported as “admitted assets,” and changes in deferred taxes are recognized as a separate component in surplus, whereas under GAAP, a provision is made for differences between the financial reporting and tax bases of assets and liabilities, and changes in deferred taxes are generally recognized through current operations.

j.	Comprehensive income and its components are not presented in the statutory-basis financial statements.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

k.	Under NAIC SAP Loans made by a reporting entity to its parent or principal owner shall be admitted if approval for the transaction has been obtained from the domiciliary commissioner and the loan or advance is determined to be collectible based on the parent or principal owner’s independent payment ability. However, as prescribed by the PR Insurance Code, it allows life insurers companies to recognize such transactions without the requirement of approval as long as they fall below a threshold consisting of 3% of the insurer’s admitted assets as of the 31st day of December next preceding, according to Chapter 44, Section 4406 a), (2), (A), (ii).

The Commissioner of Insurance requires that insurance companies domiciled in Puerto Rico prepare their statutory basis financial statements in accordance with SAP subject to any deviations prescribed or permitted by the Commissioner.

During December 2019, the Company issued a short-term note receivable to its ultimate parent company, Universal Group, Inc. of $20,000,000. This transaction was notified to the Insurance Commissioner and recorded as an admitted asset, as prescribed by the PR Insurance Code.

During December 2018, the Company issued a short-term note receivable to its ultimate parent company, Universal Group, Inc. of $24,400,000. This transaction was notified to the Insurance Commissioner and recorded as an admitted asset, as prescribed by the PR Insurance Code.

There is no difference between the Company’s net income as reported in the accompanying statutory basis financial statements and NAIC SAP.

In 2019 and 2018, the Company was in compliance with the Risk Based Capital (RBC) requirements and would have been in such compliance if it had not used the above prescribed practice.

Use of Estimates

The preparation of statutory-basis financial statements in conformity with accounting principles prescribed or permitted by the Commissioner requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statutory-basis financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Bonds other than loan-backed securities and structured securities are stated at amortized cost and any premium or discount is amortized to income using the interest method. Bonds in or near default (NAIC designation 6) are stated at the lower of amortized cost or fair value.

Loan-backed securities and structured securities are stated at amortized cost and any premium or discount is amortized to income using the interest method, including anticipated prepayments at the date of purchase. Loan-backed securities and structured securities in or near default (NAIC designation 6) are stated at the lower of amortized cost or fair value. Changes in prepayment speeds and estimated cash flows from the original purchase assumptions are evaluated quarterly. For high-credit quality loan-backed securities and structured securities (those rated AA or above at the date of acquisition), projected future cash flows are updated quarterly, and the amortized cost and effective yield of the security are adjusted to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to investment income in accordance with the retrospective method. The prospective-yield method is used for securities that are not of high-credit quality and for securities that have potential for loss of a portion of the original investments.

Common stocks are carried at fair value. The change in the fair value is recorded as a change in net unrealized capital gains (losses), a component of unassigned funds-surplus. Preferred stocks are carried at cost, at the lower of cost or amortized cost, or fair value, depending on the assigned credit rating and whether the preferred stock has mandatory sinking fund provisions. Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at amortized cost, which approximates fair value.

Investment income consists primarily of interest and dividends. Interest is recognized on the accrual basis and dividends are recorded as earned at the ex-dividend date. Accrual of income is suspended for bonds that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on the specific identification basis and are recorded in earnings.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments (continued)

Declines in the fair value of invested assets below cost are evaluated for other-than-temporary impairment (OTTI) losses on a quarterly basis. Impairment losses for declines in fair value of debt and equity securities below cost attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment and are recognized when appropriate in accordance with NAIC SAP and related guidance. For debt securities other than loan-backed securities and structured securities with unrealized losses due to market conditions or industry-related events where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery or to maturity, declines in fair value below cost are assumed to be temporary.

When a bond (other than loan-backed securities and structured securities), preferred stock, or common stock is deemed to be other-than-temporarily impaired, the difference between the investments’ amortized cost and its fair value is recognized as a net realized capital loss and reported in net income (loss).

The new cost basis of an impaired security is not adjusted for subsequent increases in fair value. In periods subsequent to the recognition of an OTTI, the impaired bond is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis may be accreted into investment income in future periods based on the prospective changes in cash flow estimates to reflect adjustments to the effective yield.

An other-than-temporary loss on loan-backed and structured securities is recognized in net income when it is anticipated that the amortized cost will not be recovered. The entire difference between the loan-backed or structured security’s amortized cost and its fair value is recognized in net income only when the Company (a) has the intent to sell the security or (b) it does not have the intent and ability to hold the security to recovery. If neither of these two conditions exists, a realized loss would be recognized in net income for the difference between the amortized cost basis of the security and the net present value of projected future cash flows expected to be collected. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the loan-backed or structured security prior to impairment.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments (continued)

The determination of cash flow estimates in the net present value is subjective and methodologies will vary, depending on the type of security. The Company considers all information relevant to the collectability of the security, including past events, current conditions, and reasonably supportable assumptions and forecasts in developing the estimate of cash flows expected to be collected. This information generally includes, but may not be limited to, the remaining payment terms of the security, estimated prepayment speeds, defaults, and recoveries upon liquidation of the underlying collateral securing the notes, the financial condition of the issuer, credit enhancements, and other third-party guarantees. In addition, other information, such as industry analyst reports and forecasts, sector credit ratings, the financial condition of the bond insurer for insured fixed-income securities, and other market data relevant to the collectability may also be considered, as well as the expected timing of the receipt of insured payments, if any. The estimated fair value of the collateral may be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of the collateral for recovery.

For the non-agency mortgage-backed securities (Non-Agency MBS) portfolio, the Company updates cash flow projections quarterly. The projections are done for each security based upon the evolution of prepayment, delinquency, and default rates for the pool of mortgages collateralizing each security, and the projected impact on the course of future prepayments, defaults, and loss in the pool of mortgages, but do not include market prices. As a result, forecasts may change from period to period and additional impairments may be recognized over time as a result of deterioration in the fundamentals of a particular security or group of securities and/or a continuation of heightened mortgage defaults for a period longer than the assumptions used for the forecasts. Both qualitative and quantitative factors are used in creating the Company’s Non-Agency MBS cash flow models. As such, any estimate of impairments is subject to the inherent limitation on the Company’s ability to predict the aggregate course of future events. It should, therefore, be expected that actual losses may vary from any estimated losses and the Company may recognize additional other-than-temporary losses.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Separate Accounts

The Company has established nonguaranteed separate accounts with varying investment objectives, which are segregated from the Company’s general account and are maintained for the benefit of separate account contract holders. Separate account assets are invested in underlying mutual funds and are stated at fair value. The liability for nonguaranteed separate accounts represents contract holders’ interest in the separate account assets, including accumulated net investment income and realized and unrealized gain and losses on those assets.

Separate accounts are carried at fair value. Purchase payments or transfers allocated to subaccounts are accounted for in accumulation unit values (AUV). AUV are determined by calculating the net investment factor for the underlying mutual funds in the applicable subaccount for the current valuation period and multiplying that result with the AUV determined on the previous valuation period. Universal Life uses the net investment factor as a way to calculate the investment performance of subaccounts from valuation period to valuation period. Gains and losses realized and unrealized are recorded as net investment income in the separate accounts.

Net transfers to separate accounts consist of funds received from policyholders, less surrenders and/or withdrawals, and the change in the expense allowance. The reserve adjustments on reinsurance ceded consists of the reinsurance effect of the funds received from policyholders, less surrenders, and/or withdrawals.

Premiums and Related Commissions

Life premiums are recognized as income over the premium-paying period of the related policies. Health premiums are earned ratably over the terms of the related insurance contracts or policies. Expenses incurred in connection with acquiring new insurance business, including acquisition costs, such as sales commissions, are charged to operations as incurred.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Life, Annuities, and Accident and Health Policies and Contracts

The Credit Life aggregate reserve is computed using the following valuation tables and interests:

Effective Year	Valuation Table and Interest
2005	120% 2001 CSO 5.00% ALB
2006-2010	120% 2001 CSO 4.50% ALB
2011	120% 2001 CSO 4.25% ALB
2012-2013	120% 2001 CSO 3.75% ALB
2014	120% 2001 CSO 4.00% ALB
2015-2016	120% 2001 CSO 3.75% ALB
2017-2018	120% 2001 CSO 3.50% ALB
2019	120% 2001 CSO 3.75% ALB

The reserve for credit disability is calculated using the mean of the “pro rata” and the rule of 78. Policy reserves for group life and health and accident insurance include claim reserves and unearned premiums.

For Ordinary Life products the aggregate reserves are computed using the following valuation tables and interests:

Valuation Table and Interest
100% 1980 CSO 50% MALE (4.50% - 4.75%) ALB CRVM
2001 CSO (3.50% - 4.00%) ALB Gender distinct CRVM
100% 2001 CSO (3.50% - 4.50%) ANB CRVM

Annuity reserves are based on statutory mortality, morbility and interest requirements, without consideration of future withdrawals. Virtually all annuity reserves are calculated on the modified-reserve basis, which partially offsets the effect of immediately charging policy acquisition costs for commission expense. Annuity reserves are computed using assumed interest and valuation methods that will provide, in aggregate, reserves that are greater than the minimum valuation required by law and the guaranteed policy cash values.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Life, Annuities, and Accident and Health Policies and Contracts (continued)

Reserves for fixed deferred annuities are based on the A2000 mortality table gender distinct and Commissioners’ Annuity Reserve Valuation Method (“CARVM”) with assumed interest rates ranging from 3.75% to 5.0%.

Reserves for equity indexed annuities are based on A1994 mortality table gender distinct and Commissioners Annuity Reserve Valuation Method (“CARVM”) with assumed interest rates ranging from 3.75% to 5.00%.

Reinsurance

Universal Life seeks to reduce the loss that may arise from catastrophic or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with reinsurers. Amounts recoverable from reinsurance are estimated in a manner consistent with the claim liability associated with the reinsured policy. The Company is not relieved of its primary obligation to the policyholder in a reinsurance transaction.

Unpaid Policy and Contract Claims

The liabilities for unpaid policy and contract claims are based on case-basis estimates for reported claims, and on estimates, based on experience, for incurred but not reported claims and claim expenses. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. Such estimates are periodically reevaluated and any adjustments, as subsequently determined, are reflected in the current period’s operations.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

AVR and IMR

Universal Life established certain reserves as promulgated by the NAIC. The AVR is determined by formula and is based on Universal Life’s holding of mortgages, investments in real estate, bonds, stocks, and other invested assets. This valuation reserve requires appropriation of surplus to provide for possible losses on these investments. Realized and unrealized capital gains and losses, other than those resulting from interest rate changes, are added, or charged to the AVR. The IMR is used to defer realized capital gains and losses, net of tax, on sales and calls of bonds and certain investments, which result from interest rate changes. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the original investment.

Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost, less accumulated depreciation using the straight-line method over the estimated useful lives of the assets, which have been established at three years. Depreciation and amortization expense related to electronic data processing equipment amounted to $1,970 and $6,670 for the years ended December 31, 2019 and 2018, respectively.

Guaranty Fund Assessments

Pursuant to the PR Insurance Code, Universal Life is a member of the Puerto Rico Insurance Guaranty Association for Life, Disability, and Health Insurance. As a member, Universal Life is required to provide funds for the settlement of claims and reimbursement of unearned premiums of insurance policies issued by insolvent insurance companies. Universal Life accrues guaranty fund assessments when it is probable that an assessment liability has been incurred and the amount of loss can be reasonably estimated. During 2019 and 2018, no assessments or accrual for possible future assessments were made.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments

The following methods and assumptions were used by Universal Life in estimating the fair values of financial instruments:

Debt and Equity Securities – The fair values for debt and equity securities are obtained using the NAIC Purposes and Procedures Securities Valuation Office Manual, and the designation assigned in the NAIC Valuation of Securities product prepared by the NAIC Securities Valuation Office (SVO). For debt and equity securities not actively traded and/or not valued by the NAIC SVO, fair values are based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as discounted cash flow methodologies; adjusted for the security’s credit rating; prepayment assumptions; and other factors, such as credit loss assumptions.

Restricted Investment and Cash and Short-Term Investments – The carrying amounts for these instruments approximate their fair values given their short-term maturity.

Securities Sold under Agreements to Repurchase – The carrying amounts of these instruments approximate their fair values due to their short-term nature and type of collateral structure provided as part of the agreement.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities

The amortized cost, gross unrealized gains, gross unrealized losses, and fair value cost of investment securities as of December 31, 2019 and 2018 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2019	Cost	Gains	Losses	Value
Debt securities – bonds and notes:
U.S. government and its agencies and authorities	$85,372,229	$2,286,272	$32,969	$87,625,532
States, municipalities, and political subdivisions	283,139,709	13,997,000	673,847	296,462,862
Industrial and miscellaneous	241,720,605	15,730,617	1,254,549	256,196,673
Mortgage-backed and asset-backed securities	273,566,498	5,507,629	1,557,428	277,516,699
Total debt securities	883,799,041	37,521,518	3,518,793	917,801,766
Equity securities:
Common stocks	4,043,928	1,599,649	–	5,643,577
Mutual funds	26,325,284	1,969,336	642,471	27,652,149
Preferred stocks	242,190,721	11,628,030	35,027	253,783,724
Total equity securities	272,559,933	15,197,015	677,498	287,079,450
Total	$1,156,358,974	$52,718,533	$4,196,291	$1,204,881,216

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2018	Cost	Gains	Losses	Value
Debt securities – bonds and notes:
U.S. government and its agencies and authorities	$155,914,248	$694,190	$4,274,795	$152,333,643
States, municipalities, and political subdivisions	257,674,097	5,068,240	3,307,224	259,435,113
Industrial and miscellaneous	227,925,023	359,365	10,684,829	217,599,559
Mortgage-backed securities	160,799,230	846,850	3,416,806	158,229,274
Total debt securities	802,312,598	6,968,645	21,683,654	787,597,589
Equity securities:
Common stocks	3,093,998	243,480	126,058	3,211,420
Mutual funds	24,900,567	913,545	1,830,049	23,984,063
Preferred stocks	7,797,952	2,100	385,550	7,414,502
Total equity securities	35,792,517	1,159,125	2,341,657	34,609,985
Total	$838,105,115	$8,127,770	$24,025,311	$822,207,574

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities (continued)

The Company’s investments’ fair value and gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2019 and 2018, are as follows:

	2019
	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Debt securities - bonds and notes:
U.S. government and its agencies and authorities	$17,312,007	$32,969	$–	$–	$17,312,007	$32,969
States, municipalities, and political subdivisions	42,941,051	666,569	1,450,842	7,278	44,391,893	673,847
Industrial and miscellaneous	25,678,561	777,867	6,798,057	476,682	32,476,618	1,254,549
Mortgage-backed and asset-backed securities	48,186,133	828,882	36,470,140	728,546	84,656,273	1,557,428
Total debt securities	134,117,752	2,306,287	44,719,039	1,212,506	178,836,791	3,518,793
Equity securities – mutual funds	5,475,710	24,609	6,743,466	617,862	12,219,176	642,471
Equity securities – common stocks	–	–	–	–	–	–
Equity securities – preferred stocks	2,363,724	14,149	180,402	20,878	2,544,126	35,027
Total	$141,957,186	$2,345,045	$51,642,907	$1,851,246	$193,600,093	$4,196,291

	2018
	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
Description of Securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Debt securities - bonds and notes:
U.S. government and its agencies and authorities	$20,499,990	$236,808	$80,882,711	$4,037,987	$101,382,701	$4,274,795
States, municipalities, and political subdivisions	67,227,644	1,971,556	48,532,251	1,335,668	115,759,895	3,307,224
Industrial and miscellaneous	170,384,942	8,897,746	29,358,188	1,787,083	199,743,130	10,684,829
Mortgage-backed securities	45,620,054	1,228,703	68,074,483	2,188,103	113,694,537	3,416,806
Total debt securities	303,732,630	12,334,813	226,847,633	9,348,841	530,580,263	21,683,654
Equity securities – mutual funds	13,307,767	1,257,011	2,363,881	573,038	15,671,648	1,830,049
Equity securities – common stocks	1,618,904	126,058	–	–	1,618,904	126,058
Equity securities – preferred stocks	5,018,357	328,315	644,045	57,235	5,662,402	385,550
Total	$323,677,658	$14,046,197	$229,855,559	$9,979,114	$553,533,217	$24,025,311

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities (continued)

The number of individual securities that have been in a continuous loss position, by investment category and by length of time, as of December 31, 2019 and 2018, are as follows:

	2019			2018
	Less than	12 Months		Less than	12 Months
Description of Securities	12 Months	or Greater	Total	12 Months	or Greater	Total
Debt securities – bonds and notes:
U.S. government and its agencies and authorities	8	–	8	21	40	61
States, municipalities, and political subdivisions	32	3	35	80	39	119
Industrial and miscellaneous	14	9	23	388	58	446
Mortgage-backed and asset-backed securities	27	28	55	44	52	96
Total debt securities	81	40	121	533	189	722
Equity securities – mutual funds	20	21	41	30	6	36
Equity securities – common stocks	–	–	–	5	–	5
Equity securities – preferred stocks	3	1	4	8	2	10
Total	104	62	166	576	197	773

In accordance with the Company’s impairment policy, the Company performed quantitative and qualitative analysis to determine if the decline was temporary. For those securities where the decline was considered temporary, the Company did not recognize an impairment since it has the ability and intent to hold these investments until recovery.

The Company has sufficient surplus and liquidity to hold them until they recover its fair value. The Company performed the accretion method, in which these bonds will accrete interest income over the remaining term using estimated cash flow analyses. The Company recognized $0 and $367,063 as accretable yield during 2019 and 2018, respectively, for these investments.

The Company recorded OTTI losses on equity securities amounting to $0 and $875,172 during 2019 and 2018, respectively. The Company recorded $0 OTTI losses on debt securities during 2019 and 2018, respectively.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities (continued)

The table below presents a roll forward of the cumulative credit loss component of the OTTI loss recognized in earnings on debt securities still held by the Company at December 31, 2019 and 2018:

	2019	2018
Balance – beginning of year	$2,977,960	$14,039,941
Additional impairment – OTTI recognized on securities previously impaired	–	–
Reduction – due to sales (or maturities, pay downs, or prepayments) during the period of securities previously OTTI	(2,977,960)	(11,061,981)
Balance – end of year	$–	$2,977,960

The amortized cost and fair value of investment securities with fixed maturities at December 31, 2019, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
Investments Maturing Within	Cost	Value
One year	$21,876,235	$22,039,325
After one to five years	119,983,718	123,015,763
After five to ten years	149,986,877	156,901,345
Ten years and over	318,385,713	338,328,634
Mortgage-backed securities	273,566,498	277,516,699
Total	$883,799,041	$917,801,766

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities (continued)

Net investment income for the years ended December 31, 2019 and 2018 is summarized as follows:

	2019	2018
Debt securities	$33,580,808	$25,709,152
Equity securities	7,469,872	1,232,835
Other invested assets	898,673	451,326
Interest-bearing deposits	52,391	6,254
IMR amortization	241,666	(64,609)
Other	2,952,615	2,351,364
Investment income recognized as a result of prepayment penalties	276,611	35,972
Total	$45,472,636	$29,722,294

Proceeds from the sale of investments and the net realized capital gains/(losses) – net of capital gains tax and transfers to IMR for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
Proceeds from sales	$371,141,933	$51,026,877

Gross realized capital gains	9,550,307	6,364,043
Gross realized capital losses	(3,887,830)	(1,011,213)
OTTI	–	(875,175)
AVR gains ceded to reinsurer	263,970	–
Transfer to IMR	(5,009,744)	(4,120,412)
Net realized capital gains (losses)	916,703	357,243
Less capital gains tax:
Provision for capital gains income taxes	1,071,767	44,802
Capital gains tax transferred to IMR	(949,154)	(25,078)
Capital gains tax – net	122,613	19,724
Net realized capital gains (losses) – net of capital gains tax	$794,090	$337,519

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities (continued)

As of December 31, 2019 and 2018, the Company had deposited investments with the Commissioner and the Office of the Commissioner of Financial Institutions of Puerto Rico (OCIF, in its Spanish acronym) as follows:

	2019		2018
Description of Securities	Commissioner	OCIF	Commissioner	OCIF
Debt securities:
U.S. government and its agencies and authorities	$1,004,723	$–	$506,966	$–
States, municipalities, and political subdivisions	–	–	201,358	–
Mortgage-backed securities	–	–	–	256,369
Short-term investments – certificates of deposit	594,460	–	683,460	–
Total	$1,599,183	$–	$1,391,784	$256,369

These securities continue to be owned by the Company, but their use is restricted based on the provisions of the PR Insurance Code and OCIF.

3. Other Invested Assets

During 2013, the Company acquired from the Parent Company a note receivable from a third party for its book value of $4,971,600. Note receivable represents an interest-earning advance made to an unrelated borrower at terms negotiated between the parties. The note receivable matures in 2033, bears interest at a rate of 5.30%, and is collateralized by real estate and lease agreements. The note receivable is presented in the accompanying balance sheet at its outstanding principal balance as part of other invested assets. Interest income on note receivable is recorded using the interest method.

The credit quality for the note receivable is evaluated on an individual loan basis. As there is only one note receivable, management has the ability to oversee the credit quality of this loan on a monthly basis. The note receivable is classified as impaired whenever there is a delay on payment of more than 90 days. The Company periodically assesses the financial condition and future prospects of the borrower, as well as the borrowers’ payment history to determine whether an allowance for credit losses is necessary. As of December 31, 2019 and 2018, there is no allowance for credit losses as the amount of estimated probable losses was not significant.

During 2016, the Company acquired from the Parent Company a partnership interest from a third party for its book value of $2,225,000. The partnership interest is presented in the accompanying balance sheet as part of other invested assets.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

3. Other Invested Assets (continued)

During 2017, the Company acquired a partnership interest from a third party for its book value of $1,000,000. The membership interest is presented in the accompanying balance sheet as part of other invested assets.

During 2018, the Company acquired a partnership interest from a third party for its book value of $1,000,000. The membership interest is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $978,995.

During 2018, the Company acquired private placement-limited partnerships from a third party for its book value of $11,000,000. The limited partnerships are presented in the accompanying balance sheet as part of other invested assets.

During 2019, the Company acquired a surplus note from a third party for its book value of $13,872,876. The surplus note is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $13,864,586.

During 2019, the Company acquired a partnership interest from a third party for its book value of $20,000,000. The membership interest is presented in the accompanying balance sheet as part of other invested assets.

During 2019, the Company acquired a partnership interest from a third party for its book value of $8,474,352. The membership interest is presented in the accompanying balance sheet as part of other invested assets.

4. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase (repurchase agreements) amounted to $3,712,000 and $3,941,000 as of December 31, 2019 and 2018 respectively. The borrowings bear interest at a range from 1.90% to 2.80% and generally matured within 30 days to 90 days from the transaction date.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

4. Securities Sold Under Agreements to Repurchase (continued)

Additional information related to repurchase agreements as of December 31, 2019 and 2018, were as follows:

	2019	2018
Average balance of repurchase agreement during the year	$3,712,000	$5,559,266
Maximum aggregate balance of repurchase agreements outstanding during the year	3,712,000	12,297,000
Repurchase agreement balance at year end	3,712,000	3,941,000
Securities underlying repurchase agreements:
U.S. Government and its agencies and authorities carrying value of underlying collateral	4,000,723	3,946,480
Fair value of underlying collateral	4,092,340	3,892,370

Accrued interest as of December 31, 2019 and 2018 amounted to $18,835 and $9,213 respectively.

Universal may be required to provide additional collateral based on the fair value of the underlying securities.

5. Related-Party Transactions

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the statutory-basis financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

In the normal course of business, related entities provide management and other services to Universal Life. Universal Life also reimburses related entities for expenses incurred on its behalf.

The Company entered into an agreement on March 1, 2007, with Universal Financial Services, Inc. (UFS), to provide investment advisory services. Investment advisory services provided by UFS during the years ended December 31, 2019 and 2018, amounted to $536,475 and $589,294, respectively. The Company also entered into an agreement on March 1, 2007, with UFS to sell variable annuity products. Commission expense charged by UFS during the years ended December 31, 2019 and 2018, amounted to $48,015 and $49,115, respectively.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

5. Related-Party Transactions (continued)

The Company provides administrative services to UFS pursuant to an administrative services agreement. During 2019 and 2018, the Company charged fees to UFS for these services in the amount of $198,000 and $186,000, respectively.

The Company leases office space from Universal Insurance Company. During the years ended December 31, 2019 and 2018, rent expense amounted to $118,430 and $118,430, respectively.

During December 2018, the Company issued a short term note receivable to its parent company, Universal Insurance Company of $9,300,000. This transaction did not exceed the threshold established in Chapter 44, Section 4406 a), (2), (A), (ii) of the PR Insurance Code. As part of the Rule 83 disclosures, it was duly notified to the Insurance Commissioner and recorded as an admitted asset. The note was repaid in January 2019. The note bears an interest rate of 3.00% and servicing fees of 0.125%. As of December 31, 2018, this loan amounted to $9.3 million and is presented as part of intercompany receivable within the accompanying statutory basis statement of admitted assets, liabilities, and capital and surplus.

During December 2018, the Company issued a short term note receivable to Universal Finance, Inc. of $38,000,000. The note bears an interest rate of 3.00% and servicing fees of 0.125%. As of December 31, 2018, this loan amounted to $38 million and is presented as part of intercompany receivable within the accompanying statutory basis statement of admitted assets, liabilities, and capital and surplus.

During December 2019, the Company issued two short term notes receivable to its ultimate parent company, Universal Group, Inc. of $10 million each. These transactions did not exceed the threshold established in Chapter 44, Section 4406 a), (2), (A), (ii) of the PR Insurance Code. As part of the Rule 83 disclosures, it was duly notified to the Insurance Commissioner and recorded as an admitted asset. One of the notes receivable was fully repaid in March 2020. The second note was partially repaid in March 2020 by $4.15 million and the outstanding balance of $5.85 million is due on December 31, 2020. The notes bear an interest rate of 2.35% and servicing fees of 0.125%. As of December 31, 2019, both loans amounted to $20.0 million and are presented as part of intercompany receivable within the accompanying statutory basis statement of admitted assets, liabilities, and capital and surplus.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

5. Related-Party Transactions (continued)

During December 2019, the Company issued a short term note receivable to Universal Finance, Inc. of $38,000,000. The note bears an interest rate of 2.35% and servicing fees of 0.125%. As of December 31, 2019, this loan amounted to $38 million and is presented as part of intercompany receivable within the accompanying statutory basis statement of admitted assets, liabilities, and capital and surplus.

The amounts due to related entities as of December 31, 2019 and 2018 were as follows:

	2019	2018
Due from:
Universal Finance	$38,151,274	$38,075,176
Universal Insurance Company		4,000,810
Universal Financial Services		11,309
Universal Insurance Group	24,742,515	26,156,575
Total	$62,893,789	$68,243,870

Due to:
Universal Insurance Company	$6,897,307	$–
Eastern Insurance Agency	7,592	–
Universal Financial Services	28,870	–
Total	$6,933,769	$–

6. Reinsurance

Universal Life ceded insurance to reinsurers during the year under various agreements, which cover mostly annuities, life, and accident and health insurance risks. These reinsurance arrangements provide greater diversification of business and minimize the Company’s exposure arising from large or volume-related risks, although they do not discharge the primary liability of Universal Life as direct insurer of the risks reinsured. Universal Life evaluates the financial strength of reinsurers and continually monitors the financial condition of reinsurers. At December 31, 2019 and 2018, reinsurance recoverable on paid losses associated with the largest single reinsurer amounted to approximately $275,300 and $771,615, respectively. The Company does not carry reinsurance for its credit life business.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

6. Reinsurance (continued)

Effective January 1, 2006, the Company entered into an agreement to reinsure individual term-life coverage. The form of reinsurance is on an excess of loss basis with retention of the first $50,000 and ceded up to $500,000.

Effective March 1, 2007, the Company entered into an agreement to reinsure 60% of the variable deferred annuities. The form of reinsurance is on a modified coinsurance basis.

Effective March 1, 2008, the Company entered into an agreement to reinsure group life and group accidental death and dismemberment coverage. The form of reinsurance is on an excess of loss basis with retention of first $25,000 and ceded up to $500,000 on an automatic basis.

Effective September 1, 2008, the Company entered into an agreement to reinsure long-term disability and short-term disability coverage. The form of reinsurance is on a quota-share basis with retention of 25% of the contractual liability and 75% ceded.

Effective April 13, 2009, the Company entered into an agreement to reinsure individual simplified issue term-life coverage. The form of reinsurance is on an excess of loss basis with retention of the first $50,000 and ceded up to $250,000 on an automatic basis and a minimum ceded amount of $5,000.

Effective August 1, 2013, the Company entered into a catastrophe coverage reinsurance agreement. The form of reinsurance is on an excess of loss basis with retention of the first $200,000 per each loss occurrence and ceded up to a maximum of $100,000 per covered life and $2,500,000 per catastrophe.

Effective January 1, 2015, the Company entered into an agreement to reinsure new business of individual term-life coverage. The form of reinsurance is on a coinsurance basis with retention of the first $50,000 and ceded up to $500,000. Effective January 1, 2016 the Company amended the reinsurance agreement in increase retention amount to $100,000.

Effective January 1, 2015, the Company entered into an agreement to reinsure new business of individual simplified issue term-life coverage. The form of reinsurance is on a coinsurance basis with retention of the first $50,000 and ceded up to $250,000 on an automatic basis and a minimum ceded amount of $5,000. Effective January 1, 2016 the Company amended the reinsurance agreement in increase retention amount to $100,000.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

6. Reinsurance (continued)

Effective March 1, 2015, Company entered into an agreement to reinsure 75% of the principal and 100% of the interest payment portion of the equity-indexed deferred annuities. The form of reinsurance is a coinsurance agreement with a funds withheld structure. As part of this agreement, the Company transferred approximately $30 million of assets related to the preexisting in-force block of business to a Reserve Credit Trust. The cash surrender value of the in-force block reinsured at April 1, 2015 amounted to $29,859,079. The coinsurance agreement contained a one-time fee payable by the reinsurer to the Company which was initially recorded as direct write-in to surplus and amortized to operations during 2015 as earnings emerged from the business reinsured. At December 31, 2015, the one-time fee was fully amortized.

The reinsurance company that is party to this coinsurance agreement is an unauthorized reinsurer in compliance with Rule 98 of the Insurance Code of Puerto Rico, whereby the reinsurer will be required to maintain, as collateral, qualified investments in compliance with the investments guidance as set forth in the reinsurance contract. In accordance to these requirements, the parties entered into a Reinsurance Trust and Comfort Trust Agreements for the benefit of the Company. At December 31, 2019 and December 31, 2018 the assets held in the trusts exceeded statutory reserve requirements, which allowed the company to receive reinsurance credit. The reinsurance contract provides for a five (5%) requirement of assets in excess statutory reserves to protect the Company from unforeseen declines in value of the assets held in the trusts.

Effective April 1, 2017, the Company entered into a coinsurance agreement to reinsure fixed income deferred annuities. The form of reinsurance is quota share basis with retention of 25% of all policies in-force and new business since the effective date of the reinsurance contract. As part of this agreement, the Company transferred approximately $491 million of assets related to the preexisting in-force block of business to a Reserve Credit Trust and an additional $37 million of funds related to new business. The cash surrender value of the in-force block reinsured at April 1, 2017 amounted to $491,982,971. The coinsurance agreement contained a one-time fee payable by the reinsurer to the Company which was initially recorded as direct write-in to surplus and amortized to operations as earnings emerged from the business reinsured. At December 31, 2019 and 2018, direct write-in in surplus amounted to $5,057,498 and $14,254,247.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

6. Reinsurance (continued)

The reinsurance company that is party to this coinsurance agreement is an unauthorized reinsurer in compliance with Rule 98 of the Insurance Code of Puerto Rico, whereby the reinsurer will be required to maintain, as collateral, qualified investments in compliance with the investments guidance as set forth in the reinsurance contract. In accordance to these requirements, the parties entered into a Reinsurance Trust and Custodian Agreements for the benefit of the Company. At December 31, 2019 and 2018 the assets held in the trusts and/or the amounts contractually owed to the reinsurer exceeded statutory reserve requirements, which allowed the company to receive reinsurance credit. The reinsurance contract provides for a five (5%) requirement of assets in excess statutory reserves to protect the Company from unforeseen declines in value of the assets held in the trusts.

Effective May 31, 2019 the Company stopped ceding new business under this reinsurance agreement. Total reserves retained 100% by the Company as of December 31, 2019 amounted to $51,508,514. Refer to subsequent events note for further details.

Effective October 1, 2018 the Company recaptured the full equity-indexed deferred annuity block ceded to the reinsurer. The Company received $453,323,304 in assets as part of the recapture transaction which represents the same amount of statutory reserves ceded as of that date.

Effective October 1, 2018, Company entered into an agreement to reinsure 75% of the principal and 100% of the interest payment portion of the equity-indexed deferred annuities. The form of reinsurance is a coinsurance agreement with a funds withheld structure. As part of this agreement, the Company transferred approximately $453 million of assets related to the preexisting in-force block of business to a Reserve Credit Trust. The cash surrender value of the in-force block reinsured at October 1, 2018 amounted to $453,323,304. The coinsurance agreement contained a one-time fee payable by the reinsurer to the Company which was initially recorded as direct write-in to surplus and amortized to operations as earnings emerged from the business reinsured. At December 31, 2019 and 2018, direct write-in in surplus amounted to $0 and $2,420,659 respectively.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

6. Reinsurance (continued)

The reinsurance company that is party to this coinsurance agreement is an unauthorized reinsurer in compliance with Rule 98 of the Insurance Code of Puerto Rico, whereby the reinsurer will be required to maintain, as collateral, qualified investments in compliance with the investments guidance as set forth in the reinsurance contract. In accordance to these requirements, the parties entered into a Reinsurance Trust and Custodian Agreements for the benefit of the Company. At December 31, 2019 and 2018 the assets held in the trusts and/or the amounts contractually owed to the reinsurer exceeded statutory reserve requirements, which allowed the company to receive reinsurance credit. The reinsurance contract provides for a five (5%) requirement of assets in excess statutory reserves to protect the Company from unforeseen declines in value of the assets held in the trusts.

Effective September 1, 2019, the Company entered into an agreement to reinsure long-term disability and short-term disability coverage. The form of reinsurance is on a quota-share basis with retention of 25% of the contractual liability and 75% ceded.

Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverable are appropriately established.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

6. Reinsurance (continued)

Information with respect to reinsurance ceded by the Company is set forth below:

	2019	2018
Statutory-basis statements of admitted assets, liabilities, and capital and surplus:
Reinsurance recoverable on paid losses and other	$28,229,107	$5,276,962
Aggregate reserves ceded	1,358,283,559	1,125,284,459
Unpaid policy and contract claims ceded	3,967,278	3,506,827
Reinsurance payable	2,317,081	3,538,249
Funds withheld from reinsurer	710,467,506	501,975,789
Statutory-basis statements of income:
Premiums ceded	294,304,982	396,842,114
Death, disability, and other benefits ceded	3,155,789	3,190,055
Commissions and expense allowances on reinsurance ceded	50,314,266	47,022,857
Change in expense allowance ceded	(1,936,706)	(3,331,509)
Reserve adjustment on reinsurance ceded	(26,706,197)	(36,437,935)
Aggregate write ins for deductions	24,402,630	12,724,941

Effective January 1, 2018, the Company entered into a reinsurance agreement to assume business of group life coverage. The form of reinsurance is on a coinsurance basis with 50% quota share to a maximum of $30,000 retention by the cedant company.

7. Policy Liabilities

Aggregate reserves for life, annuities, and accident and health policies and contracts and related insurance in force as of December 31, 2019 and 2018 are summarized as follows:

	Aggregate Reserves		Life Insurance In-force
	2019	2018	2019	2018
Life insurance	$12,670,591	$11,833,115	$3,965,409,483	$3,861,514,499
Annuities subject to discretionary withdrawal	480,441,142	365,100,582
Annuities not subject to discretionary withdrawal	5,978,544	2,230,733
Accident and health policies	1,776,071	1,768,774
Total	$500,866,348	$380,933,204

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

7. Policy Liabilities (continued)

The Company’s annuity reserves as of December 31, 2019 and 2018 are summarized as follows:

	2019			2018
	Gross	Ceded	Net	Gross	Ceded	Net
Type of annuity:
Fixed annuities	$886,074,491	$625,924,483	$260,150,008	$818,962,880	$614,222,159	$204,740,721
Equity-indexed annuities	916,647,561	696,756,941	219,890,620	651,099,387	491,351,645	159,747,742
Immediate group annuities	23,914,174	17,935,630	5,978,544	8,922,934	6,692,201	2,230,733
Guarantees on variable annuities	1,242,337	841,823	400,514	2,157,915	1,545,796	612,119
Total aggregate reserve for annuities	1,827,878,563	1,341,458,877	486,419,686	1,481,143,116	1,113,811,801	367,331,315

Variable annuities actuarial reserve	523,725,976	314,235,585	209,490,391	504,245,223	302,547,134	201,698,089
Total	$2,351,604,539	$1,655,694,462	$695,910,077	$1,985,388,339	$1,416,358,935	$569,029,404

The Company’s annuity reserves that are subject to discretionary withdrawal (with or without adjustment) as of December 31, 2019 and 2018 are summarized as follows:

	2019
	General Account	Separate Account Nonguaranteed	Total
Subject to discretionary withdrawal:
At book value less current surrender charge	$1,169,770,983	$–	$1,169,770,983
At fair value	1,242,337	523,725,976	524,968,313
Subtotal	1,171,013,320	523,725,976	1,694,739,296
At book value without adjustment	636,979,175	–	636,979,175
Not subject to discretionary withdrawal	31,309,321	–	31,309,321
Total gross	1,839,301,816	523,725,976	2,363,027,792
Less reinsurance ceded	(1,352,882,130)	(314,235,585)	(1,667,117,715)
Total net annuity reserves	$486,419,686	$209,490,391	$695,910,077

Reconciliation to Exhibit 5 and Exhibit 7 of the Company’s annual statement:
Exhibit 5 Annuities – total, net			$485,756,035
Exhibit 7 Deposit-Type contracts – total, net			663,651
General account subtotal			486,419,686

Separate accounts annual statement:
Exhibit 3, Line 0299999, Column 2			523,725,976
Reserve ceded			(314,235,585)
Separate account subtotal			209,490,391
Total			$695,910,077

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

7. Policy Liabilities (continued)

	2018
	General Account	Separate Account Nonguaranteed	Total
Subject to discretionary withdrawal:
At book value less current surrender charge	$881,610,158	$–	$881,610,158
At fair value	2,157,915	504,245,223	506,403,138
Subtotal	883,768,073	504,245,223	1,388,013,296
At book value without adjustment	588,452,108	–	588,452,108
Not subject to discretionary withdrawal	8,922,934	–	8,922,934
Total gross	1,481,143,115	504,245,223	1,985,388,338
Less reinsurance ceded	(1,113,811,800)	(302,547,134)	(1,416,358,934)
Total net annuity reserves	$367,331,315	$201,698,089	$569,029,404

Reconciliation to Exhibit 5 and Exhibit 7 of the Company’s annual statement:
Exhibit 5 Annuities – total, net			$366,516,067
Exhibit 7 Deposit-Type contracts – total, net			815,248
General account subtotal			367,331,315

Separate accounts annual statement:
Exhibit 3, Line 0299999, Column 2			504,245,223
Reserve ceded			(302,547,134)
Separate account subtotal			201,698,089
Total			$569,029,404

Unpaid policy and contract claims as of December 31, 2019 and 2018 consisted of:

	2019	2018
Life policies	$3,319,902	$3,033,848
Accident and health policies	1,193,010	1,206,130
Total	$4,512,912	$4,239,978

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

7. Policy Liabilities (continued)

The activity in the policy and contract claims reserve for the accident and health business as of December 31, 2019 and 2018 is as follows:

	2019	2018
Balance – at beginning of year – net of reinsurance recoverables of $844,607 in 2019 and $891,989 in 2018	$1,206,130	$1,434,828
Incurred related to:
Current year	1,771,274	1,696,536
Prior years	(65,052)	(252,586)
Total incurred	1,706,222	1,443,950
Paid related to:
Current year	817,769	727,219
Prior years	901,573	945,429
Total paid	1,719,342	1,672,648
Balance – at end of year – net of reinsurance recoverable of $434,831 in 2019 and $844,067 in 2018	$1,193,010	$1,206,130

Because the liabilities for unpaid policy and contract claims include various actuarially developed estimates, the Company’s actual benefits expenses may be more or less than the Company’s previously developed estimates. As a result of change in estimates of insured events in prior years, the incurred benefits for prior year insured events during the year ended 2019 and 2018 were lower due to a favorable development of claims that is attributed to the accident and health line of business. Management believes that the amount of unpaid policy and contract claims is reasonable and adequate to cover the Company’s liability for unpaid policy and contract claims incurred, but not yet reported as of December 31, 2019 and 2018.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

7. Policy Liabilities (continued)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2019 were as follows:

Type	Gross	Net of Loading
Ordinary new business	$732	$732
Ordinary renewal	25,922	25,922
Credit life	325,710	325,710
Group life	942,265	942,265
Total	$1,294,629	$1,294,629

8. Taxes

As a qualified domestic life insurance company, the Company is only subject to Puerto Rico taxes on capital gains and alternative minimum tax. The main difference between income tax expense calculated at the statutory tax rate of 37.5% and the actual effective tax rate for 2019 is due to the Company’s taxable income from Puerto Rico being limited to the Company’s capital gains taxed at the rate of 20%.

Provision for income taxes as of December 31, 2019 and 2018 consisted of:

	2019	2018
Alternative mimimum tax	$4,608,068	$4,188,237
Provision for realized capital gains	1,071,767	44,802
Provision for realized capital gains transferred to IMR	(1,001,949)	(25,078)
Total	$4,677,886	$4,207,961

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

8. Taxes (continued)

The components of the net deferred income tax asset recognized in the Company’s assets, liabilities, capital and surplus and other funds as of December 31, 2019 and 2018 are as follows:

	2019	2018	Change
Capital:
Gross deferred income tax assets	$1,329,073	$4,313,775	$(2,984,702)
Statutory valuation allowance adjustments	(1,227,496)	(4,005,365)	2,777,869
Adjusted gross deferred income tax assets	101,577	308,410	(206,833)
Deferred income tax assets nonadmitted	–	–	–
Subtotal net admitted deferred income tax assets	101,577	308,410	(206,833)
Deferred income tax liabilities	(275,670)	–	(275,670)
Net admitted deferred income tax assets (liabilities)	$(174,093)	$308,410	$(482,503)

Admission calculation components – SSAP No. 101, paragraph 11:

	2019	2018	Change
a. Federal income taxes paid in prior years recoverable through loss carrybacks	$–	$–	$–
b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred income tax assets from a. above) after application of the threshold limitation (see computation below)	101,577	308,410	(206,833)
c. Adjusted gross deferred income tax assets (excluding the amount of deferred income tax assets from a. and b. above) offset by gross deferred income tax liabilities	–	–	–
Deferred income tax assets admitted as a result of application of SSAP No. 101	$101,577	$308,410	$(206,833)
Computation of adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred income tax assets from a. above) after application of the threshold limitation (the lesser of b.i. and b.ii. below):
b. i. Adjusted gross deferred income tax assets expected to be realized following the balance sheet date	$101,577	$308,410	$(206,833)
b. ii. Adjusted gross deferred income tax assets allowed per limitation threshold	$20,355,224	$17,604,235	$2,750,989

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

8. Taxes (continued)

The Company’s deferred income tax asset is admissible pursuant to paragraph 11.b.i of SSAP No. 101. The Company expects to realize the tax benefit of the OTTI charge through the future sale of such investments.

Other admissibility criteria to determine recovery period and threshold limitation as of December 31, 2019 and 2018 is as follows:

	2019	2018
Ratio percentage used to determine recovery period and threshold limitation amount	1,333%	1,334%
Amount of adjusted capital and surplus to determine recovery period and threshold limitations	$135,701,493	$117,361,570

The tax effects of temporary differences that give rise to the deferred income tax asset as of December 31, 2019 and 2018 are as follows:

	2019	2018	Change
Capital:
Deferred income tax asset:
Capital loss carryforward	$101,577	$101,577	$–
Unrealized net loss on valuation of securities	–	206,833	(206,833)
Other-than-temporary impairments	1,227,496	4,005,365	(2,777,869)
	$1,329,073	$4,313,775	$(2,984,702)

Statutory valuation allowance adjustment	$(1,227,496)	$(4,005,365)	$2,777,869
Total deferred income tax asset	101,577	308,410	(206,833)
Deferred tax liabilities – unrealized net gain on valuation of equity securities	(275,670)	–	(275,670)
Net admitted deferred income tax asset (liability)	$(174,093)	$308,410	$(482,503)

For the years ended December 31, 2019 and 2018, the net change in deferred income taxes related to the unrealized gains or losses on valuation of equity and fixed securities amounting to $(482,503) and $235,314 respectively, was presented as part of the change in unrealized capital gains or losses in the accompanying statutory-basis statements of changes in capital and surplus.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

8. Taxes (continued)

Pursuant to Section 1018A of the Puerto Rico Internal Revenue Code, the Company annually withhold, on behalf of the contract holders of the separate accounts, a special tax of 0.10% of their corresponding net asset value and remits them to the Puerto Rico Treasury Department. The payments made during the years ended December 31, 2019 and 2018 amounted to $521,152 and $634,691, respectively.

9. Net Statutory Income and Capital Stock and Surplus

The net assets of Universal Life available for transfer to its stockholder are limited to the amount that its surplus, as determined in accordance with statutory accounting practices, exceeds minimum statutory capital requirements.

During the year ended December 31, 2019, the Company declared and paid ordinary dividends of $3,000,000 and $1,782,722, respectively. During the year ended December 31, 2018, the Company declared and paid ordinary dividends of $9,500,000 and $8,346,474, respectively.

On March 18, 2008, the Commonwealth of Puerto Rico enacted Law No. 32 (the Law) to adopt Chapter 45, Risk-Based Capital (RBC), into the Insurance Code of Puerto Rico. RBC provides for targeted surplus levels based on formulas, which specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk, and are set forth in the RBC requirements. Such formulas focus on four general types of risk, which includes the risk with respect to the Company’s assets (asset or default risk), the risk of adverse insurance experience with respect to the Company’s liabilities and obligations (insurance or underwriting risk), the interest rate risk with respect to the Company’s business (asset/liability matching), and all other business risks (management, regulatory action, and contingencies). The amount determined under such formulas is called the authorized control level RBC (ACLC).

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

9. Net Statutory Income and Capital Stock and Surplus (continued)

The Law requires, among other things, that all insurance companies, including all health insurance organizations, authorized to conduct business in Puerto Rico comply with the RBC requirements as adopted by the NAIC, to annually file a RBC report with the NAIC and the Commissioner of Insurance on or before March 31 and maintain a minimum RBC level of 250% of the ACLC. The Law states that the Commissioner of Insurance will provide a ruling whereby a RBC compliance transition period of five years will be established. On January 5, 2010, Rule 92, Standards for Implementing the Provisions Related to Risk-Based Capital (Rule 92 or the Rule), was approved by the Commissioner of Insurance to establish the requirements to implement the Law. Rule 92 established a phased transition period of five years to comply with the minimum 250% RBC level requirement depending on the RBC of the Company at the Rule’s effective date. Under the transition period guidance, the Company’s minimum RBC requirement at December 31, 2019 and 2018 was 250% and 250%, respectively, of the ACLC. At December 31, 2019 and 2018, the actual RBC of the Company was 1,334% and 1,337%, respectively.

10. Nonadmitted Assets

As described in note 1, certain assets are excluded from the statutory-basis statements of admitted assets, liabilities, and capital and surplus and other funds by a charge to surplus. Nonadmitted assets as of December 31, 2019 and 2018 consisted of:

	2019	2018
Uncollected premiums and agent’s balance in the course of collection.	$145,922	$213,511
Amounts recoverable from reinsurers	261,465	99,730
Furniture and equipment	96,149	136,333
Negative IMR	1,849,520	1,710,586
Other receivables, supplies, stationery, and printer materials	440,553	662,554
Total nonadmitted assets	$2,793,609	$2,822,714

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

11. Separate Accounts

Universal Life utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/transactions into a separate account:

●	Universal Variable Investment Annuity

In accordance with the products/transactions recorded within the separate account, some assets are considered legally insulated whereas others are not legally insulated from the general account. The legal insulation of the separate account products prevents assets other than seed money or amounts in a supplemental account from being generally available to satisfy claims resulting from the general account.

The Company maintains nonguaranteed separate accounts with assets of approximately $538.3 million and $521.9 million at December 31, 2019 and 2018, respectively, which are invested in mutual funds and are segregated from the Company’s general account. Amounts assessed against the contract holders for mortality, administrative, and other services are included as part of revenues in the statutory-basis statements of income.

Information regarding separate accounts of the Company as of and for the years ended December 31, 2019 and 2018 is as follows:

	2019	2018
Premiums and annuity considerations	$(7,587,671)	$(7,714,391)
Reserves:
Total reserves for accounts with assets – at market value	$523,725,976	$504,245,223
Total reserves by withdrawal characteristics – at market value	$523,725,976	$504,245,223

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

11. Separate Accounts (continued)

A reconciliation of the net transfers to separate accounts for the years ended December 31, 2019 and 2018 is as follows:

	2019	2018
1. Transfers as reported in the summary of operations of the separate account statement:
a. Transfers to separate accounts	$19,944,809	$(7,714,391)
b. Transfers from separate accounts	(61,220,289)	(47,459,690)
Net transfer to or (from) separate accounts	$(41,275,480)	$(55,174,081)
2. Reconciling adjustments:
a. Change in expense allowance ceded	$(1,936,708)	$(3,331,509)
3. Net transfer as reported in the summary of operations of the life, accident, and health annual statement:
a. Net transfer to or (from) separate accounts net of reinsurance	(43,212,188)	(58,505,590)

To compensate the general account for the risk taken, the separate account has paid $58,462 and 163,648 in risk charges for the year ending December 31, 2019 and 2018.

12. Employee Benefit Plans

Universal Life has a qualified noncontributory profit-sharing plan, which provides retirement benefits to eligible employees. The plan calls for a voluntary contribution by Universal Life of no less than 1% of the annual participant’s compensation, as defined, plus a portion of the administrative expenses of the plan during the first 10 years. Universal Life’s contributions to the profit-sharing plan for the years ended December 31, 2019 and 2018 amounted to $118,433 and $128,512, respectively.

Universal Life’s employees participate in a qualified defined-contribution savings plan. Universal Life matching contributions are set at 50% of the participants’ pretax contributions up to the first 6% of each participant’s contribution. Universal Life’s contributions to the savings plan for the years ended December 31, 2019 and 2018 amounted to $57,822 and $55,350, respectively.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

13. Restricted Investment

On April 11, 2008, the Company entered into a sales and cession of rights agreement (the Agreement) under which the Company sold its individual accident and health block of business to an unrelated insurance company (the Purchaser). As part of the Agreement, the Company was required to fund an escrow of $900,000 to cover any claims or contingencies arising during a period of five years. Although the restriction period stated in the Agreement already elapsed, the Company decided not to lift the restriction based on certain unasserted legal claims still outstanding.

The Company has established a restricted brokerage account to comply with this provision of the Agreement. Any withdrawal from the brokerage account requires the authorization of the Company and a designated representative of the Purchaser. The brokerage account has a carrying value of $946,009 and $927,764 as of December 31, 2019 and 2018, respectively, and is included as restricted investment in the accompanying statutory-basis statements of admitted assets, liabilities, and capital and surplus and other funds.

14. Significant Concentrations of Risk

Because Universal Life’s business is written in Puerto Rico, Universal Life’s insurance risk is not as diversified as the risk of a carrier that covers a broader geographical area. A natural catastrophe could cause damage to a large number of Universal Life’s policyholders, which would result in significantly increased losses to Universal Life. Management believes, however, that Universal Life’s reinsurance program will reduce to a manageable level its net exposure in any such catastrophe.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

15. Fair Value Measurements

The approximate statement value and estimated fair value of financial instruments as of December 31, 2019 and 2018 were as follows (in thousands):

	2019		2018
	Statement	Fair	Statement	Fair
Financial Assets	Value	Value	Value	Value
Debt securities	$883,676	$917,802	$801,717	$786,671
Preferred stocks	242,191	253,784	7,777	7,415
Common stock and other equity securities	33,300	33,300	27,195	27,195
Other invested assets	59,648	61,727	19,197	19,197
Restricted investment	946	946	928	928
Cash and short-term investments	87,696	87,697	127,644	127,644
Separate account assets	538,252	538,251	521,887	521,887

The Company’s financial instruments carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100, Fair Value Measurements. SSAP No. 100 defines fair value as the price that would be received to sell or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement is for a particular asset or liability. Therefore, the measurement should consider attributes specific to the asset or liability. The asset or liability might be a stand-alone asset or liability or a group of assets and/or liabilities.

An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity for the asset or liability. The most advantageous market is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

15. Fair Value Measurements (continued)

Hierarchical levels defined by SSAP No. 100 and directly related to the amount of subjectivity associated with the inputs to fair valuation of financial instruments are as follows:

Level 1 – Values are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or the price quotations vary substantially either over time or among market makers, or in which little information is released publicly.

Level 3 – Certain inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Recurring Measurements

As of December 31, 2019 and 2018, the Company’s assets and liabilities that are measured at fair value on a recurring basis were as follows (in thousands):

	2019
	Level 1	Level 2	Level 3	Total
Invested assets:
Bonds	$2,953	$–	$–	$2,953
Mutual funds	24,947	–	2,709	27,656
Common stocks	5,644	–	–	5,644
Cash Equivalents	32,742	–	–	32,742
Total invested assets	$66,286	$–	$2,709	$68,995

Separate account assets	$538,252	$–	$–	$538,252

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

15. Fair Value Measurements (continued)

Recurring Measurements (continued)

	2018
	Level 1	Level 2	Level 3	Total
Invested assets:
Bonds	$556	$–	$–	$556
Mutual funds	21,761	–	2,223	23,984
Common stocks	3,211	–	–	3,211
Preferred stocks	479	–	–	479
Total invested assets	$26,007	$–	$2,223	$28,230

Separate account assets	$521,887	$–	$–	$521,887

At the end of each reporting period, the Company evaluates whether or not any event has occurred or circumstances have changed that would cause an instrument to be transferred between Levels 1 and 2. This policy also applies to transfers into or out of Level 3.

The following table presents the reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from January 1, 2019 to December 31, 2019, and January 1, 2018 to December 31, 2018 (in thousands):

		Net Gains (Losses) Included in			Purchases,
	Balance –		Unassigned	Other	Issuances,	Balance –
	January 1, 2019	Net Income	Funds – Surplus	Temporary Impairment	and Settlements	December 31, 2019
Equity securities – mutual funds	$2,223	$–	$486	$–	$–	$2,709

		Net Gains (Losses) Included in			Purchases,
	Balance –		Unassigned	Other	Issuances,	Balance –
	January 1, 2018	Net Income	Funds – Surplus	Temporary Impairment	and Settlements	December 31, 2018
Equity securities – mutual funds	$1,526	$–	$751	$(54)	$–	$2,223

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

15. Fair Value Measurements (continued)

Fair Value of All Financial Instruments by Levels 1, 2, and 3

The tables below reflect the fair value and admitted values of all admitted assets and liabilities that are financial instruments, excluding those accounted for under the equity method as of December 31, 2019 and 2018. The fair values are also categorized into the three-level fair value hierarchy.

	2019
	Fair Value	Admitted Value	Level 1	Level 2	Level 3
	(In thousands)
Debt securities	$917,891	$883,677	$2,953	$874,421	$6,303
Equity securities:
Common Stocks	33,300	33,300	30,591	–	2,709
Preferred stock	253,784	242,191	242,191	–	–
Restricted investment	946	946	946	–	–
Cash and short-term investments	86,883	86,882	69,813	17,069	–
Short-term investments	815	814	–	814	–
Other invested assets	61,727	59,648	28,474	13,865	17,309
Separate account assets	538,252	538,252	538,252	–	–
Total assets	$1,893,598	$1,845,710	$913,220	$906,169	$26,321

	2018
	Fair Value	Admitted Value	Level 1	Level 2	Level 3
	(In thousands)
Debt securities	$786,171	$801,171	$–	$786,255	$14,916
Equity securities:
Common Stocks	27,195	27,195	24,972	–	2,223
Preferred stock	7,415	7,777	7,777	–	–
Restricted investment	928	928	928	–	–
Cash and short-term investments	127,644	127,644	127,644	–	–
Separate account assets	521,887	521,887	521,887	–	–
Total assets	$1,471,240	$1,486,602	$683,208	$786,255	$17,139

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

16. Supplemental Disclosure of Cash Flows Information

Additional information concerning the components of cash flows from investing activities as of December 31, 2019 and 2018 is as follows:

	2019	2018
Cash flows from investing activities:
Proceeds from sales and redemptions of investments:
Debt securities	$391,350,146	$70,688,088
Equity securities	48,347,774	321,835
Other invested assets	5,791,873	–
Miscellaneous proceeds	221,083	2,912,058
Total proceeds from sales and redemptions of investments	445,710,876	73,921,981

Cost of investments acquired:
Debt securities	466,949,738	235,679,839
Equity securities	289,111,676	15,631,944
Other invested assets	47,764,844	11,000,000
Miscellaneous applications	–	–
Total cost of investments acquired	803,826,258	262,311,783
Net cash used in investing activities	$(358,115,382)	$(188,389,802)

Additional information concerning the components of cash flows from financing and miscellaneous sources as of December 31, 2019 and 2018 is as follows:

	2019	2018
Cash flows from financing and miscellaneous sources – other cash provided (applied):
Borrowed funds	$(11,148,257)	$10,931,639
Dividends paid	(1,782,722)	(9,500,000)
Funds held under reinsurance treaties	208,491,717	177,826,003
Receivable from parent, subsidiaries and affiliates	5,414,869	(34,700,070)
Change in aggregate write in	(11,617,409)	(7,167,525)
Other components	(6,632,115)	7,315,933
Net cash provided by financing and miscellaneous	$182,726,083	$144,705,980

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

16. Supplemental Disclosure of Cash Flows Information (continued)

The following schedule summarizes noncash investing and financing activities for the year ended December 31, 2019 and 2018:

	2019	2018
Supplemental schedule of noncash investing and financing activities:
Dividends to Parent Company:
Due from affiliates	$(2,370,804)	$(1,153,526)
Dividends to stockholder	2,370,804	1,153,526
Unsettled investments:
Receivable for securities	(8,701)	–

17. Contingencies

The Company has been named as defendant in litigation and has filed counterclaims, related to the sale of the individual accident and health insurance block of business (note 12). This litigation is in its initial stages and the Company is contesting this case vigorously. The Company believes it has meritorious defenses against this lawsuit and the ultimate outcome of such proceedings is not expected to have a material adverse effect on the Company’s financial position or results of operations.

The Company is also named as defendant in other legal actions arising primarily from claims filed under insurance policies it has underwritten and other claims incidental to its normal business activities. In the opinion of management, the ultimate outcome of such proceedings is not expected to have a material adverse effect on the Company’s financial position or results of operations.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

18. Subsequent Events

The Company has evaluated all subsequent events through July 28, 2020, the date the statutory-basis financial statements were issued.

On March 15, 2020, the Governor of Puerto Rico, Hon. Wanda Vázquez Garced, issued an Executive Order to facilitate the private and public closings necessary to minimize the effects of the coronavirus (COVID-19) and control the spread of this disease through the Island until March 30, 2020. On March 26, 2020, the Governor extended this period of social distancing and other executive measures protecting the health and welfare of Puerto Rican citizens until April 12, 2020. A second extension of the measures was made until May 3, 2020. On May 1, 2020, an executive order was signed authorizing the gradual opening of the business sector including insurance industry, following safety measures according to the Occupational Safety and Health Administration. The Company resumed operations in accordance with the guidance established.

As of the filing date, it is difficult to assess the financial effect at this point, but the Company foresees no significant impact on the business.

Effective May 31, 2019, the Coinsurance Reinsurance Agreement (the “Agreement”) between ULICO and Private Bankers Life & Annuity Co., LTD (PBLA) dated June 3, 2017 was terminated with respect to the cession of new fixed annuity business. These events were triggered by the impending change in control of PBLA. ULICO has also exercised its contractual option to recapture the in-force block and has been evaluating various alternatives to cede such obligations to a new reinsurer. Assets backing the statutory liabilities are held in a trust for the benefit of ULICO (the “Trust”). As part of the recapture process, ULICO has engaged external advisors to perform an independent valuation of the Trust, which is comprised of cash and certain private investments. ULICO has also contracted expert consultants to perform the monetization of non- cash positions to be ceded to the new reinsurer. As for the new business, ULICO entered into a coinsurance agreement with a Shenandoah Life Insurance Company effective January 1, 2020 which includes all fixed annuity new business issued from June 1st, 2019. Additionally, the Company has entered into a letter of intent with a new reinsurer where in-force policies will be transferred to a new trust as assets are being monetized. Regulatory bodies from Puerto Rico and Bermuda have been actively notified of the details and intricacies of this recapture process and have shown support to ULICO’s position, as credit for reinsurance has continued to be granted as of March 31, 2020.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

18. Subsequent Events (continued)

In January 27, 2020, ULICO demanded arbitration against PBLA under the reinsurance agreement. An arbitration panel (the “Panel”) was duly constituted in accordance with the arbitration clause within the reinsurance agreement between ULICO and PBLA. ULICO requested the Arbitration Panel to order PBLA to deposit cash or equivalents totaling approximately $524M constituting the Statutory Reserves as of December 31, 2019 for the fixed annuity inforce portfolio, less cash. Funds were to be deposited into a segregated account identified by ULICO. In June 2, 2020, the Panel granted an arbitration award (the “Award”) to ULICO for $524M and required PBLA to pay such funds by June 16, 2020, after which interest shall accrue at 6% per annum. Monies shall be deposited into a segregated bank account strictly for the purpose of securing PBLA’s obligation under the reinsurance agreement.

Shortly thereafter, on June 4, 2020, ULICO filed a motion at the United States District Court, Southern District of New York, to confirm the Award directing that judgement be entered thereon and granting such other relief as the Court may deem just and proper. This motion remains under the court’s scrutiny.

By June 16, 2020, PBLA had not complied with the payment of the Award, nor as of the statement date. Because of the non-payment, ULICO has continued its legal strategy conducive to collect the award. ULICO has notified PBLA’s ultimate owner (the “Owner”) its intention to execute the unconditional personal guaranty issued with the reinsurance agreement to secure failure from PBLA to pay its obligations. In addition, on June 18, 2020, ULICO filed a complaint in the appropriate North Carolina court to seek confirmation that PBLA’s ultimate owner is obligated to satisfy the Award owed by PBLA, plus interests. Subsequent motions have been filed and the complaint remains under court evaluation.

As of the statement date, ULICO remains confident about a positive outcome derived from the arbitration award.

s t a t u t o r y - b a s i s f i n a n c i a l s t a t e m e n t s

Universal Life Insurance Company

Years Ended December 31, 2020 and 2019

With Report of Independent Auditors

Universal Life Insurance Company

Statutory-Basis Financial Statements

Years Ended December 31, 2020 and 2019

Ernst & Young LLP Parque Las Américas 1, Suite 410 235 Federico Costa Street San Juan, PR 00918	Tel: +1 787 759 8212 Fax: +1 787 753 0808 ey.com

Report of Independent Auditors

The Board of Directors

Universal Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Universal Life Insurance Company (“the Company”), which comprise the statutory-basis statement of admitted assets, liabilities, and capital and surplus and other funds as of December 31, 2020 and 2019, and the related statutory-basis statements of operations, changes in capital and surplus and other funds and cash flow for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the Commonwealth of Puerto Rico. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

A member firm of Ernst & Young Global Limited

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the statutory-basis financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of Puerto Rico, which is a basis of accounting other than U.S. generally accepted accounting principles. The effects on the financial statements of the variances between these statutory accounting practices and U.S. generally accepted accounting principles, and the effects on the accompanying financial statements are described in Note 17.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company at December 31, 2020 and 2019, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory-Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

May 26, 2021

Stamp No. E426930 of the Puerto Rico

Society of Certified Public Accountants

was affixed to original of this report.

A member firm of Ernst & Young Global Limited

Universal Life Insurance Company

Statutory-Basis Statements of Admitted Assets, Liabilities,

Capital and Surplus and Other Funds

	December 31
	2020	2019
Admitted Assets
Cash and invested assets:
Debt securities	$1,029,519,712	$883,676,503
Equity securities	327,079,787	275,490,696
Restricted investment	948,409	946,009
Cash and short-term investments	108,558,306	87,696,299
Receivable for securities	61,049	8,701
Other invested assets	57,149,315	59,648,007
Total cash and invested assets	1,523,316,578	1,307,466,215

Premiums due and unpaid	2,843,615	2,893,391
Accrued investment income	9,353,699	8,809,706
Reinsurance recoverable on paid losses and other	8,218,931	28,229,107
Receivable from parent, subsidiaries, and affiliates	43,724,703	62,893,789
Accounts receivable – other	34,040	42,750
Separate account assets	523,465,930	538,251,668
Current federal and foreign income tax	–	122,621
Electronic data processing equipment:
Net of accumulated depreciation of $115,298 and $114,729 as of December 31, 2020 and 2019, respectively	1,804,620	1,257,550
Total	$2,112,762,116	$1,949,966,797

Continued

Universal Life Insurance Company

Statutory-Basis Statements of Admitted Assets, Liabilities,

Capital and Surplus and Other Funds

	December 31
	2020	2019
Liabilities and Surplus and Other Funds
Liabilities:
Policy liabilities:
Aggregate reserves for life, annuities, and accident and health policies and contracts	$504,575,968	$500,866,348
Unpaid policy and contract claims:
Life	3,970,697	3,319,902
Accident and health	1,565,596	1,193,010
Total policy liabilities	510,112,261	505,379,260
Reinsurance payable	2,705,061	2,317,081
Commissions due	1,313,091	1,062,617
Income tax payable	713,759	1,527,539
Accrued expenses and other liabilities – including expense allowances recognized in reserves of $(4,184,075) and $(5,263,190) as of December 31, 2020 and 2019, respectively	14,940,941	11,742,742
Payable to affiliates	5,860,749	6,933,769
Separate account liabilities	523,168,125	537,986,172
Funds held under reinsurance treaties	840,119,630	710,467,506
Borrowed money and interest	47,780,374	24,124,305
Payable for securities	12	229,783
Deferred tax liability	758,319	174,093
Asset valuation reserve	16,783,242	11,062,891
Total liabilities	1,964,255,564	1,813,007,758
Capital and surplus and other funds:
Common stock, $100 par value – authorized, 100,000 shares; issued and outstanding, 25,000 shares	2,500,000	2,500,000
Gross paid-in and contributed surplus	22,391,608	22,391,608
Unassigned funds – surplus	123,614,944	112,067,431
Total capital and surplus and other funds	148,506,552	136,959,039
Total	$2,112,762,116	$1,949,966,797

See accompanying notes.

Universal Life Insurance Company

Statutory-Basis Statements of Operations

	Year Ended December 31
	2020	2019
Revenues:
Premiums earned:
Premiums written	$283,443,714	$453,002,049
Premiums assumed	587,930	753,978
Reinsurance ceded	(200,772,513)	(294,304,981)
Net premiums earned	83,259,131	159,451,046
Net investment income	53,767,566	45,472,636
Income from fees associated with investment management and administration of separate accounts	4,164,768	4,511,163
Commissions and expense allowance on reinsurance ceded	34,662,491	50,314,266
Other income	4,220,386	1,530,832
Total revenues	180,074,342	261,279,943

Losses and expenses:
Death, disability, and other benefits	57,830,662	48,481,470
Net increase in aggregate reserves for life, accident, and health policies and contracts	44,103,323	120,636,781
Commission expense	17,976,354	24,304,743
Other underwriting expenses	18,174,581	17,197,123
Aggregate write-ins for deductions	33,532,798	24,402,630
Total losses and expenses	171,617,718	235,022,747
Reserve adjustment on reinsurance ceded	(26,938,194)	(26,706,197)
Net transfers to separate accounts	43,832,862	43,212,188
Income before income taxes incurred and net realized capital gains (losses)	25,351,292	42,763,187
Income taxes incurred	760,526	4,608,068
Net realized capital gains (losses) – net of capital gains tax and capital gains (losses) transferred to IMR net of tax	(882,101)	794,090
Net income	$23,708,665	$38,949,209

See accompanying notes.

Universal Life Insurance Company

Statutory-Basis Statements of Changes in Capital and Surplus and Other Funds

Years ended December 31, 2020 and 2019

	Common Stock	Gross Paid-in and Contributed Surplus	Unassigned Funds – Surplus	Total
Balance – January 1, 2019	$2,500,000	$22,391,608	$92,780,910	$117,672,518
Statutory net income	–	–	38,949,209	38,949,209
Changes in:
Unrealized capital (losses) net of tax	–	–	1,930,017	1,930,017
Nonadmitted assets	–	–	29,105	29,105
Surplus of separate accounts	–	–	40,543	40,543
Asset valuation reserve	–	–	(7,044,944)	(7,044,944)
Dividend to stockholders	–	–	(3,000,000)	(3,000,000)
Aggregate write-ins for gains and losses in surplus	–	–	(11,617,409)	(11,617,409)
Balance – December 31, 2019	2,500,000	22,391,608	112,067,431	136,959,039

Statutory net income	–	–	23,708,665	23,708,665
Changes in:
Unrealized capital (losses) net of tax	–	–	2,336,899	2,336,899
Nonadmitted assets	–	–	323,882	323,882
Surplus of separate accounts	–	–	32,308	32,308
Asset valuation reserve	–	–	(5,720,352)	(5,720,352)
Dividend to stockholders	–	–	(6,000,000)	(6,000,000)
Aggregate write-ins for gains and losses in surplus	–	–	(3,133,889)	(3,133,889)
Balance – December 31, 2020	$2,500,000	$22,391,608	$123,614,944	$148,506,552

See accompanying notes.

Universal Life Insurance Company

Statutory-Basis Statements of Cash Flow

	Year Ended December 31
	2020	2019
Cash flows from operating activities:
Premiums collected – net of reinsurance	$86,360,782	$143,042,278
Investment income received	57,051,228	46,621,024
Miscellaneous income received	39,874,095	56,160,477
Death, disability, and other benefits paid	(103,971,392)	(92,506,296)
Net transfers to separate accounts paid	44,741,972	44,406,901
Federal and foreign income taxes paid	(1,966,411)	(2,355,770)
Commissions and other underwriting expenses paid	(70,381,233)	(58,709,567)
Net cash provided by operating activities	51,709,041	136,659,047

Cash flows from investing activities:
Proceeds from sales and redemptions of investments	162,808,661	445,710,876
Cost of investments acquired	(358,167,998)	(803,826,258)
Net cash used in investing activities	(195,359,337)	(358,115,382)

Cash flows from financing and miscellaneous sources:
Borrowed funds received	23,656,069	(11,148,257)
Net deposits on deposit-type contracts and other insurance liabilities	(611)	(151,597)
Dividends paid	(6,000,000)	(3,000,000)
Other cash provided	146,856,845	195,808,659
Net cash provided by financing and miscellaneous sources	164,512,303	181,508,805
Net change in cash and short-term investments	20,862,007	(39,947,530)

Cash and short-term investments – beginning of year	87,696,299	127,643,829
Cash and short-term investments – end of year	$108,558,306	$87,696,299

See accompanying notes.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements

December 31, 2020

1. Organization and Summary of Significant Accounting Policies

Organization and Operations

Universal Life Insurance Company (Universal Life or the Company) was incorporated on April 16, 1993, under the name of Eastern America Life Insurance Company and changed its name to Universal Life in 1997. During 2012, Universal Group, Inc. (UGI) transferred 100% of the Company’s outstanding common stock to Universal Insurance Company (the Parent Company or Universal Insurance), which is a wholly owned subsidiary of UGI. This transfer was approved by the Commissioner of Insurance of the Commonwealth of Puerto Rico (the Commissioner) on June 27, 2012.

Universal Life is engaged in the life, annuity, and accident and health insurance business, generating the majority of its business from annuities and life policies. Universal Life operates under the provisions of the Puerto Rico Insurance Code (the PR Insurance Code) and is subject to the regulations issued by the Commissioner.

Basis of Accounting

The accompanying statutory-basis financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Commissioner, which vary in certain respects from U.S. generally accepted accounting principles (GAAP). Prescribed statutory accounting practices include National Association of Insurance Commissioners’ statutory accounting practices (NAIC SAP) that do not conflict with the PR Insurance Code and administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

Accounting practices and procedures prescribed or permitted by the Commissioner comprise a comprehensive basis of accounting other than GAAP. The more significant differences with GAAP are as follows:

a.	Under NAIC SAP, investments in debt securities are generally carried at amortized cost or at the lower of amortized cost or fair value depending on the NAIC rating, whereas under GAAP, they are carried at either amortized cost or fair value based on their classification according to the Company’s ability and intent to hold or trade the securities.

b.	Investments in preferred stock are generally carried at cost or at the lower of amortized cost or fair value depending on the NAIC rating, whereas under GAAP, preferred stocks are reported at fair value.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

c.	Acquisition costs, such as commissions and other costs related to acquiring new business are expensed as incurred, while under GAAP, they are deferred and amortized to income as premiums are earned or in relation to estimated gross profits.

d.	Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, interest, and withdrawals. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus rather than included in the determination of net gain from operations.

e.	Asset valuation reserves (AVR) and interest maintenance reserves (IMR) are established in the statutory-basis financial statements.

f.	Assets are reported under statutory accounting principles at “admitted-asset” value and “nonadmitted” assets are excluded through a charge against surplus, while under GAAP, “nonadmitted assets” are reinstated to the balance sheet, at their net realizable value.

g.	Reinsurance recoverable on unpaid losses is reported as a reduction of policy benefits and other insurance reserves, while under GAAP, they are reported as an asset.

h.	The statement of cash flows is presented in accordance with guidelines established by the NAIC and the Commissioner, whereas GAAP emphasizes the changes in cash and cash equivalents and requires that cash flow activity be reported under the captions of operating, investing, and financing activities.

i.	Under NAIC SAP, deferred taxes are provided for differences between the statutory and tax bases of assets and liabilities with certain limitations as to the amount of deferred tax assets that may be reported as “admitted assets,” and changes in deferred taxes are recognized as a separate component in surplus, whereas under GAAP, a provision is made for differences between the financial reporting and tax bases of assets and liabilities, and changes in deferred taxes are generally recognized through current operations.

j.	Comprehensive income and its components are not presented in the statutory-basis financial statements.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

k.	Under NAIC SAP Loans made by a reporting entity to its parent or principal owner shall be admitted if approval for the transaction has been obtained from the domiciliary commissioner and the loan or advance is determined to be collectible based on the parent or principal owner’s independent payment ability. However, as prescribed by the PR Insurance Code, it allows life insurers companies to recognize such transactions without the requirement of approval as long as they fall below a threshold consisting of 3% of the insurer’s admitted assets as of the 31st day of December next preceding, according to Chapter 44, Section 4406 a), (2), (A), (ii).

The Commissioner of Insurance requires that insurance companies domiciled in Puerto Rico prepare their statutory basis financial statements in accordance with SAP subject to any deviations prescribed or permitted by the Commissioner.

During December 2020, the Company issued a short-term note receivable to its ultimate parent company, Universal Group, Inc. of $9,260,000. This transaction was notified to the Insurance Commissioner and recorded as an admitted asset, as prescribed by the PR Insurance Code.

During December 2019, the Company issued a short-term note receivable to its ultimate parent company, Universal Group, Inc. of $20,000,000. This transaction was notified to the Insurance Commissioner and recorded as an admitted asset, as prescribed by the PR Insurance Code.

There is no difference between the Company’s net income as reported in the accompanying statutory basis financial statements and NAIC SAP.

In 2020 and 2019, the Company was in compliance with the Risk Based Capital (RBC) requirements and would have been in such compliance if it had not used the above prescribed practice.

Use of Estimates

The preparation of statutory-basis financial statements in conformity with accounting principles prescribed or permitted by the Commissioner requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statutory-basis financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Bonds other than loan-backed securities and structured securities are stated at amortized cost and any premium or discount is amortized to income using the interest method. Bonds in or near default (NAIC designation 6) are stated at the lower of amortized cost or fair value.

Loan-backed securities and structured securities are stated at amortized cost and any premium or discount is amortized to income using the interest method, including anticipated prepayments at the date of purchase. Loan-backed securities and structured securities in or near default (NAIC designation 6) are stated at the lower of amortized cost or fair value. Changes in prepayment speeds and estimated cash flows from the original purchase assumptions are evaluated quarterly. For high-credit quality loan-backed securities and structured securities (those rated AA or above at the date of acquisition), projected future cash flows are updated quarterly, and the amortized cost and effective yield of the security are adjusted to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to investment income in accordance with the retrospective method. The prospective-yield method is used for securities that are not of high-credit quality and for securities that have potential for loss of a portion of the original investments.

Common stocks are carried at fair value. The change in the fair value is recorded as a change in net unrealized capital gains (losses), a component of unassigned funds-surplus. Preferred stocks are carried at cost, at the lower of cost or amortized cost, or fair value, depending on the assigned credit rating and whether the preferred stock has mandatory sinking fund provisions. Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at amortized cost, which approximates fair value.

Investment income consists primarily of interest and dividends. Interest is recognized on the accrual basis and dividends are recorded as earned at the ex-dividend date. Accrual of income is suspended for bonds that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on the specific identification basis and are recorded in earnings.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments (continued)

Declines in the fair value of invested assets below cost are evaluated for other-than-temporary impairment (OTTI) losses on a quarterly basis. Impairment losses for declines in fair value of debt and equity securities below cost attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment and are recognized when appropriate in accordance with NAIC SAP and related guidance. For debt securities other than loan-backed securities and structured securities with unrealized losses due to market conditions or industry-related events where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery or to maturity, declines in fair value below cost are assumed to be temporary.

When a bond (other than loan-backed securities and structured securities), preferred stock, or common stock is deemed to be other-than-temporarily impaired, the difference between the investments’ amortized cost and its fair value is recognized as a net realized capital loss and reported in net income (loss).

The new cost basis of an impaired security is not adjusted for subsequent increases in fair value. In periods subsequent to the recognition of an OTTI, the impaired bond is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis may be accreted into investment income in future periods based on the prospective changes in cash flow estimates to reflect adjustments to the effective yield.

An other-than-temporary loss on loan-backed and structured securities is recognized in net income when it is anticipated that the amortized cost will not be recovered. The entire difference between the loan-backed or structured security’s amortized cost and its fair value is recognized in net income only when the Company (a) has the intent to sell the security or (b) it does not have the intent and ability to hold the security to recovery. If neither of these two conditions exists, a realized loss would be recognized in net income for the difference between the amortized cost basis of the security and the net present value of projected future cash flows expected to be collected. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the loan-backed or structured security prior to impairment.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments (continued)

The determination of cash flow estimates in the net present value is subjective and methodologies will vary, depending on the type of security. The Company considers all information relevant to the collectability of the security, including past events, current conditions, and reasonably supportable assumptions and forecasts in developing the estimate of cash flows expected to be collected. This information generally includes, but may not be limited to, the remaining payment terms of the security, estimated prepayment speeds, defaults, and recoveries upon liquidation of the underlying collateral securing the notes, the financial condition of the issuer, credit enhancements, and other third-party guarantees. In addition, other information, such as industry analyst reports and forecasts, sector credit ratings, the financial condition of the bond insurer for insured fixed-income securities, and other market data relevant to the collectability may also be considered, as well as the expected timing of the receipt of insured payments, if any. The estimated fair value of the collateral may be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of the collateral for recovery.

For the non-agency mortgage-backed securities (Non-Agency MBS) portfolio, the Company updates cash flow projections quarterly. The projections are done for each security based upon the evolution of prepayment, delinquency, and default rates for the pool of mortgages collateralizing each security, and the projected impact on the course of future prepayments, defaults, and loss in the pool of mortgages, but do not include market prices. As a result, forecasts may change from period to period and additional impairments may be recognized over time as a result of deterioration in the fundamentals of a particular security or group of securities and/or a continuation of heightened mortgage defaults for a period longer than the assumptions used for the forecasts. Both qualitative and quantitative factors are used in creating the Company’s Non-Agency MBS cash flow models. As such, any estimate of impairments is subject to the inherent limitation on the Company’s ability to predict the aggregate course of future events. It should, therefore, be expected that actual losses may vary from any estimated losses and the Company may recognize additional other-than-temporary losses.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Separate Accounts

The Company has established nonguaranteed separate accounts with varying investment objectives, which are segregated from the Company’s general account and are maintained for the benefit of separate account contract holders. Separate account assets are invested in underlying mutual funds and are stated at fair value. The liability for nonguaranteed separate accounts represents contract holders’ interest in the separate account assets, including accumulated net investment income and realized and unrealized gain and losses on those assets.

Separate accounts are carried at fair value. Purchase payments or transfers allocated to subaccounts are accounted for in accumulation unit values (AUV). AUV are determined by calculating the net investment factor for the underlying mutual funds in the applicable subaccount for the current valuation period and multiplying that result with the AUV determined on the previous valuation period. Universal Life uses the net investment factor as a way to calculate the investment performance of subaccounts from valuation period to valuation period. Gains and losses realized and unrealized are recorded as net investment income in the separate accounts.

Net transfers to separate accounts consist of funds received from policyholders, less surrenders and/or withdrawals, and the change in the expense allowance. The reserve adjustments on reinsurance ceded consists of the reinsurance effect of the funds received from policyholders, less surrenders, and/or withdrawals.

Premiums and Related Commissions

Life premiums are recognized as income over the premium-paying period of the related policies. Health premiums are earned ratably over the terms of the related insurance contracts or policies. Expenses incurred in connection with acquiring new insurance business, including acquisition costs, such as sales commissions, are charged to operations as incurred.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Life, Annuities, and Accident and Health Policies and Contracts

The Credit Life aggregate reserve is computed using the following valuation tables and interests:

Effective Year	Valuation Table and Interest
2011	120% 2001 CSO 4.25% ALB
2012-2013	120% 2001 CSO 3.75% ALB
2014	120% 2001 CSO 4.00% ALB
2015-2016	120% 2001 CSO 3.75% ALB
2017-2018	120% 2001 CSO 3.50% ALB
2019	120% 2001 CSO 3.75% ALB
2020	120% 2001 CSO 3.25% ALB

The reserve for credit disability is calculated using the mean of the “pro rata” and the rule of 78. Policy reserves for group life and health and accident insurance include claim reserves and unearned premiums.

For Ordinary Life products the aggregate reserves are computed using the following valuation tables and interests:

Valuation Table and Interest
100% 1980 CSO 50% MALE (3.50% - 4.75%) ALB CRVM
2001 CSO (3.50% - 4.50%) ALB Gender distinct CRVM
100% 2001 CSO (3.50% - 4.50%) ANB CRVM

Annuity reserves are based on statutory mortality, morbility and interest requirements, without consideration of future withdrawals. Virtually all annuity reserves are calculated on the modified-reserve basis, which partially offsets the effect of immediately charging policy acquisition costs for commission expense. Annuity reserves are computed using assumed interest and valuation methods that will provide, in aggregate, reserves that are greater than the minimum valuation required by law and the guaranteed policy cash values.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Life, Annuities, and Accident and Health Policies and Contracts (continued)

Reserves for fixed deferred annuities are based on the A2000 mortality table gender distinct and Commissioners’ Annuity Reserve Valuation Method (“CARVM”) with assumed interest rates ranging from 3.25% to 5.0%.

Reserves for equity indexed annuities are based on A1994 mortality table gender distinct and Commissioners Annuity Reserve Valuation Method (“CARVM”) with assumed interest rates ranging from 3.25% to 5.00%.

Reinsurance

Universal Life seeks to reduce the loss that may arise from catastrophic or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with reinsurers. Amounts recoverable from reinsurance are estimated in a manner consistent with the claim liability associated with the reinsured policy. The Company is not relieved of its primary obligation to the policyholder in a reinsurance transaction.

Unpaid Policy and Contract Claims

The liabilities for unpaid policy and contract claims are based on case-basis estimates for reported claims, and on estimates, based on experience, for incurred but not reported claims and claim expenses. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. Such estimates are periodically reevaluated and any adjustments, as subsequently determined, are reflected in the current period’s operations.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

AVR and IMR

Universal Life established certain reserves as promulgated by the NAIC. The AVR is determined by formula and is based on Universal Life’s holding of mortgages, investments in real estate, bonds, stocks, and other invested assets. This valuation reserve requires appropriation of surplus to provide for possible losses on these investments. Realized and unrealized capital gains and losses, other than those resulting from interest rate changes, are added, or charged to the AVR. The IMR is used to defer realized capital gains and losses, net of tax, on sales and calls of bonds and certain investments, which result from interest rate changes. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the original investment.

Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost, less accumulated depreciation using the straight-line method over the estimated useful lives of the assets, which have been established at three years. Depreciation and amortization expense related to electronic data processing equipment amounted to $568 and $1,970 for the years ended December 31, 2020 and 2019, respectively.

Guaranty Fund Assessments

Pursuant to the PR Insurance Code, Universal Life is a member of the Puerto Rico Insurance Guaranty Association for Life, Disability, and Health Insurance. As a member, Universal Life is required to provide funds for the settlement of claims and reimbursement of unearned premiums of insurance policies issued by insolvent insurance companies. Universal Life accrues guaranty fund assessments when it is probable that an assessment liability has been incurred and the amount of loss can be reasonably estimated. During 2020 and 2019, no assessments or accrual for possible future assessments were made.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments

The following methods and assumptions were used by Universal Life in estimating the fair values of financial instruments:

Debt and Equity Securities – The fair values for debt and equity securities are obtained using the NAIC Purposes and Procedures Securities Valuation Office Manual, and the designation assigned in the NAIC Valuation of Securities product prepared by the NAIC Securities Valuation Office (SVO). For debt and equity securities not actively traded and/or not valued by the NAIC SVO, fair values are based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as discounted cash flow methodologies; adjusted for the security’s credit rating; prepayment assumptions; and other factors, such as credit loss assumptions.

Restricted Investment and Cash and Short-Term Investments – The carrying amounts for these instruments approximate their fair values given their short-term maturity.

Securities Sold under Agreements to Repurchase – The carrying amounts of these instruments approximate their fair values due to their short-term nature and type of collateral structure provided as part of the agreement.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities

The amortized cost, gross unrealized gains, gross unrealized losses, and fair value cost of investment securities as of December 31, 2020 and 2019 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2020	Cost	Gains	Losses	Value
Debt securities – bonds and notes:
U.S. government and its agencies and authorities	$50,701,651	$2,867,145	$1,283	$53,567,513
States, municipalities, and political subdivisions	313,154,852	30,375,627	581,231	342,949,248
Industrial and miscellaneous	347,180,992	36,187,247	1,171,922	382,196,317
Mortgage-backed and asset-backed securities	318,600,981	9,472,034	5,145,419	322,927,596
Total debt securities	1,029,638,476	78,902,053	6,899,855	1,101,640,674
Equity securities:
Common stocks	6,147,856	2,716,169	60,518	8,803,507
Mutual funds	23,160,119	2,347,066	581,402	24,925,783
Preferred stocks	293,350,496	17,699,487	25,594	311,024,389
Total equity securities	322,658,471	22,762,722	667,514	344,753,679
Total	$1,352,296,947	$101,664,775	$7,567,369	$1,446,394,353

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2019	Cost	Gains	Losses	Value
Debt securities – bonds and notes:
U.S. government and its agencies and authorities	$85,372,229	$2,286,272	$32,969	$87,625,532
States, municipalities, and political subdivisions	283,139,709	13,997,000	673,847	296,462,862
Industrial and miscellaneous	241,720,605	15,730,617	1,254,549	256,196,673
Mortgage-backed and asset-backed securities	273,566,498	5,507,629	1,557,428	277,516,699
Total debt securities	883,799,041	37,521,518	3,518,793	917,801,766
Equity securities:
Common stocks	4,043,928	1,599,649	–	5,643,577
Mutual funds	26,325,284	1,969,336	642,471	27,652,149
Preferred stocks	242,190,721	11,628,030	35,027	253,783,724
Total equity securities	272,559,933	15,197,015	677,498	287,079,450
Total	$1,156,358,974	$52,718,533	$4,196,291	$1,204,881,216

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities (continued)

The Company’s investments’ fair value and gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2020 and 2019, are as follows:

	2020
	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses
Debt securities - bonds and notes:
U.S. government and its agencies and authorities	$1,498,718	$1,283	$–	$–	$1,498,718	$1,283
States, municipalities, and political subdivisions	20,933,466	358,702	2,844,220	222,529	23,777,686	581,231
Industrial and miscellaneous	25,125,400	772,598	3,683,376	399,324	28,808,776	1,171,922
Mortgage-backed and asset-backed securities	85,355,814	3,522,205	33,016,934	1,623,214	118,372,748	5,145,419
Total debt securities	132,913,398	4,654,788	39,544,530	2,245,067	172,457,928	6,899,855
Equity securities – mutual funds	–	–	6,418,586	581,402	6,418,586	581,402
Equity securities – common stocks	743,409	60,518	–	–	743,409	60,518
Equity securities – preferred stocks	5,995,200	4,800	180,486	20,794	6,175,686	25,594
Total	$139,652,007	$4,720,106	$46,143,602	$2,847,263	$185,795,609	$7,567,369

	2019
	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses
Debt securities - bonds and notes:
U.S. government and its agencies and authorities	$17,312,007	$32,969	$–	$–	$17,312,007	$32,969
States, municipalities, and political subdivisions	42,941,051	666,569	1,450,842	7,278	44,391,893	673,847
Industrial and miscellaneous	25,678,561	777,867	6,798,057	476,682	32,476,618	1,254,549
Mortgage-backed and asset-backed securities	48,186,133	828,882	36,470,140	728,546	84,656,273	1,557,428
Total debt securities	134,117,752	2,306,287	44,719,039	1,212,506	178,836,791	3,518,793
Equity securities – mutual funds	5,475,710	24,609	6,743,466	617,862	12,219,176	642,471
Equity securities – common stocks	–	–	–	–	–	–
Equity securities – preferred stocks	2,363,724	14,149	180,402	20,878	2,544,126	35,027
Total	$141,957,186	$2,345,045	$51,642,907	$1,851,246	$193,600,093	$4,196,291

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities (continued)

The number of individual securities that have been in a continuous loss position, by investment category and by length of time, as of December 31, 2020 and 2019, are as follows:

	2020			2019
	Less than	12 Months		Less than	12 Months
Description of Securities	12 Months	or Greater	Total	12 Months	or Greater	Total
Debt securities – bonds and notes:
U.S. government and its agencies and authorities	1	–	1	8	–	8
States, municipalities, and political subdivisions	17	4	21	32	3	35
Industrial and miscellaneous	21	4	25	14	9	23
Mortgage-backed and asset-backed securities	89	24	113	27	28	55
Total debt securities	128	32	160	81	40	121
Equity securities – mutual funds	–	11	11	20	21	41
Equity securities – common stocks	2	–	2	–	–	–
Equity securities – preferred stocks	1	1	2	3	1	4
Total	131	44	175	104	62	166

In accordance with the Company’s impairment policy, the Company performed quantitative and qualitative analysis to determine if the decline was temporary. For those securities where the decline was considered temporary, the Company did not recognize an impairment since it has the ability and intent to hold these investments until recovery.

The Company has no OTTI losses recorded on equity securities or debt securities during 2020 and 2019.

The table below presents a roll forward of the cumulative credit loss component of the OTTI loss recognized in earnings on debt securities still held by the Company at December 31, 2020 and 2019:

	2020	2019
Balance – beginning of year	$–	$2,977,960
Additional impairment – OTTI recognized on securities previously impaired	–	–
Reduction – due to sales (or maturities, pay downs, or prepayments) during the period of securities previously OTTI	–	(2,977,960)
Balance – end of year	$–	$–

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities (continued)

The amortized cost and fair value of investment securities with fixed maturities at December 31, 2020, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Investments Maturing Within	Amortized Cost	Fair Value
One year	$30,219,425	$30,654,889
After one to five years	113,849,409	121,972,439
After five to ten years	152,461,720	167,241,366
Ten years and over	408,706,290	453,165,571
No Maturity	5,800,651	5,678,814
Mortgage-backed securities	318,600,981	322,927,595
Total	$1,029,638,476	$1,101,640,674

Net investment income for the years ended December 31, 2020 and 2019 is summarized as follows:

	2020	2019
Debt securities	$36,535,967	$33,580,808
Equity securities	15,125,602	7,469,872
Other invested assets	1,569,728	898,673
Interest-bearing deposits	11,798	52,391
IMR amortization	(98,661)	241,666
Other	615,632	2,952,615
Investment income recognized as a result of prepayment penalties	7,500	276,611
Total	$53,767,566	$45,472,636

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

2. Investment Securities (continued)

Proceeds from the sale of investments and the net realized capital gains/(losses) – net of capital gains tax and transfers to IMR for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
Proceeds from sales	$88,938,079	$371,141,933
Gross realized capital gains	7,696,314	9,550,307
Gross realized capital losses	(5,630,401)	(3,887,830)
OTTI	(1,453,047)	–
AVR gains ceded to reinsurer	–	263,970
Transfer to IMR	(1,359,372)	(5,009,744)
Net realized capital gains (losses)	(746,506)	916,703
Less capital gains tax:
Provision for capital gains income taxes	407,469	1,071,767
Capital gains tax transferred to IMR	(271,874)	(949,154)
Capital gains tax – net	135,595	122,613
Net realized capital gains (losses) – net of capital gains tax	$(882,101)	$794,090

As of December 31, 2020 and 2019, the Company had deposited investments with the Commissioner of Insurance of Puerto Rico (OCS, in its Spanish acronym) as follows:

Description of Securities	2020	2019
Debt securities:
U.S. government and its agencies and authorities	$–	$1,004,723
Short-term investments – certificates of deposit	1,594,460	594,460
Total	$1,594,460	$1,599,183

These securities continue to be owned by the Company, but their use is restricted based on the provisions of the PR Insurance Code.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

3. Other Invested Assets

During 2013, the Company acquired from the Parent Company a note receivable from a third party for its book value of $4,971,600. Note receivable represents an interest-earning advance made to an unrelated borrower at terms negotiated between the parties. The note receivable matures in 2033, bears interest at a rate of 5.30%, and is collateralized by real estate and lease agreements. The note receivable is presented in the accompanying balance sheet at its outstanding principal balance as part of other invested assets. Interest income on note receivable is recorded using the interest method. The note receivable is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $5,038,206.

The credit quality for the note receivable is evaluated on an individual loan basis. As there is only one note receivable, management has the ability to oversee the credit quality of this loan on a monthly basis. The note receivable is classified as impaired whenever there is a delay on payment of more than 90 days. The Company periodically assesses the financial condition and future prospects of the borrower, as well as the borrowers’ payment history to determine whether an allowance for credit losses is necessary. As of December 31, 2020 and 2019, there is no allowance for credit losses as the amount of estimated probable losses was not significant.

During 2016, the Company acquired from the Parent Company a partnership interest from a third party for its book value of $2,225,000. The partnership interest is presented in the accompanying balance sheet as part of other invested assets. The partnership interest is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $358,474.

During 2017, the Company acquired a partnership interest from a third party for its book value of $1,000,000. The membership interest is presented in the accompanying balance sheet as part of other invested assets. The partnership interest is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $566.650.

During 2018, the Company acquired a partnership interest from a third party for its book value of $1,000,000. The membership interest is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $839,985.

During 2018, the Company acquired private placement-limited partnerships from a third party for its book value of $10,000,000. The limited partnerships are presented in the accompanying balance sheet as part of other invested assets. The limited partnership interest is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $9,126,201.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

3. Other Invested Assets (continued)

During 2019, the Company acquired a surplus note from a third party for its book value of $13,872,876. The surplus note is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $13,850,151.

During 2019, the Company acquired a partnership interest from a third party for its book value of $20,000,000. The membership interest is presented in the accompanying balance sheet as part of other invested assets. The partnership interest is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $19,272,891.

During 2019, the Company acquired a partnership interest from a third party for its book value of $8,474,352. The membership interest is presented in the accompanying balance sheet as part of other invested assets. The partnership interest is presented in the accompanying balance sheet as part of other invested assets with a book adjusting carrying value of $8,096,758.

During 2020, the Company recorded $1,453,047 OTTI losses on alternative investments.

4. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase (repurchase agreements) amounted to $30,035,000 and $3,712,000 as of December 31, 2020 and 2019 respectively. The borrowings bear interest at a range from 1.90% to 2.80% and generally matured within 30 days to 90 days from the transaction date.

Additional information related to repurchase agreements as of December 31, 2020 and 2019, were as follows:

	2020	2019
Average balance of repurchase agreement during the year	$7,020,416	$3,712,000
Maximum aggregate balance of repurchase agreements outstanding during the year	34,435,000	3,712,000
Repurchase agreement balance at year end	30,035,000	3,712,000
Securities underlying repurchase agreements:
U.S. Government and its agencies and authorities carrying value of underlying collateral	31,131,887	4,000,723
Fair value of underlying collateral	32,220,879	4,092,340

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

4. Securities Sold Under Agreements to Repurchase (continued)

Accrued interest as of December 31, 2020 and 2019 amounted to $5,315 and $18,835 respectively.

Universal may be required to provide additional collateral based on the fair value of the underlying securities.

5. Related-Party Transactions

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the statutory-basis financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

In the normal course of business, related entities provide management and other services to Universal Life. Universal Life also reimburses related entities for expenses incurred on its behalf.

The Company entered into an agreement on March 1, 2007, with Universal Financial Services, Inc. (UFS), to provide investment advisory services. Investment advisory services provided by UFS during the years ended December 31, 2020 and 2019, amounted to $499,641 and $536,475, respectively. The Company also entered into an agreement on March 1, 2007, with UFS to sell variable annuity products. Commission expense charged by UFS during the years ended December 31, 2020 and 2019, amounted to $32,650 and $49,115, respectively.

The Company provides administrative services to UFS pursuant to an administrative services agreement. During 2020 and 2019, the Company charged fees to UFS for these services in the amount of $210,000 and $198,000, respectively.

The Company leases office space from Universal Insurance Company. During the years ended December 31, 2020 and 2019, rent expense amounted to $118,430 and $118,430, respectively.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

5. Related-Party Transactions (continued)

During December 2019, the Company issued two short term notes receivable to its ultimate parent company, Universal Group, Inc. of $10 million each. These transactions did not exceed the threshold established in Chapter 44, Section 4406 a), (2), (A), (ii) of the PR Insurance Code. As part of the Rule 83 disclosures, it was duly notified to the Insurance Commissioner and recorded as an admitted asset. One of the notes receivable was fully repaid in March 2020. The second note was partially repaid in March 2020 by $4.15 million and the outstanding balance of $5.85 million is due on December 31, 2020. The notes bear an interest rate of 2.35% and servicing fees of 0.125%. As of December 31, 2019, both loans amounted to $20.0 million and are presented as part of intercompany receivable within the accompanying statutory basis statement of admitted assets, liabilities, and capital and surplus. The outstanding balance as of December 31, 2019 was fully repaid during 2020.

During December 2019, the Company issued a short-term note receivable to Universal Finance, Inc. of $38,000,000. The note bears an interest rate of 2.35% and servicing fees of 0.125%. As of December 31, 2019, this loan amounted to $38 million and is presented as part of intercompany receivable within the accompanying statutory basis statement of admitted assets, liabilities, and capital and surplus. The outstanding balance as of December 31, 2019 was fully repaid during 2020.

During December 2020, the Company issued a short-term notes receivable to its ultimate parent company, Universal Group, Inc. of $9.3 million. These transactions did not exceed the threshold established in Chapter 44, Section 4406 a), (2), (A), (ii) of the PR Insurance Code. As part of the Rule 83 disclosures, it was duly notified to the Insurance Commissioner and recorded as an admitted asset. The note was fully repaid in March 2021. The note bear an interest rate of .85% and servicing fees of 0.125%. As of December 31, 2020, the loan amounted to $9.3 million and is presented as part of intercompany receivable within the accompanying statutory basis statement of admitted assets, liabilities, and capital and surplus.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

5. Related-Party Transactions (continued)

The amounts due to related entities as of December 31, 2020 and 2019 were as follows:

	2020	2019
Due from:
Universal Finance	$25,412,123	$38,151,274
Universal Insurance Company
Universal Financial Services
Universal Insurance Group	18,312,580	24,742,515
Total	$43,724,703	$62,893,789

Due to:
Universal Insurance Company	$5,832,763	$6,897,307
Eastern Insurance Agency	2,651	7,592
Universal Financial Services	25,335	28,870
Total	$5,860,749	$6,933,769

6. Reinsurance

Universal Life ceded insurance to reinsurers during the year under various agreements, which cover mostly annuities, life, and accident and health insurance risks. These reinsurance arrangements provide greater diversification of business and minimize the Company’s exposure arising from large or volume-related risks, although they do not discharge the primary liability of Universal Life as direct insurer of the risks reinsured. Universal Life evaluates the financial strength of reinsurers and continually monitors the financial condition of reinsurers. At December 31, 2020 and 2019, reinsurance recoverable on paid losses associated with the largest single reinsurer amounted to approximately $367,700 and $275,300, respectively. The Company does not carry reinsurance for its credit life business.

Effective January 1, 2006, the Company entered into an agreement to reinsure individual term-life coverage. The form of reinsurance is on an excess of loss basis with retention of the first $50,000 and ceded up to $500,000.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

6. Reinsurance (continued)

Effective March 1, 2007, the Company entered into an agreement to reinsure 60% of the variable deferred annuities. The form of reinsurance is on a modified coinsurance basis.

Effective March 1, 2008, the Company entered into an agreement to reinsure group life and group accidental death and dismemberment coverage. The form of reinsurance is on an excess of loss basis with retention of first $25,000 and ceded up to $500,000 on an automatic basis. Effective May 1, 2020 the Company amended the reinsurance agreement in increase retention amount to $50,000 and ceded up to 950,000 on an automatic basis.

Effective April 13, 2009, the Company entered into an agreement to reinsure individual simplified issue term-life coverage. The form of reinsurance is on an excess of loss basis with retention of the first $50,000 and ceded up to $250,000 on an automatic basis and a minimum ceded amount of $5,000.

Effective August 1, 2013, the Company entered into a catastrophe coverage reinsurance agreement. The form of reinsurance is on an excess of loss basis with retention of the first $200,000 per each loss occurrence and ceded up to a maximum of $100,000 per covered life and $2,500,000 per catastrophe.

Effective January 1, 2015, the Company entered into an agreement to reinsure new business of individual term-life coverage. The form of reinsurance is on a coinsurance basis with retention of the first $50,000 and ceded up to $500,000. Effective January 1, 2016 the Company amended the reinsurance agreement in increase retention amount to $100,000.

Effective January 1, 2015, the Company entered into an agreement to reinsure new business of individual simplified issue term-life coverage. The form of reinsurance is on a coinsurance basis with retention of the first $50,000 and ceded up to $250,000 on an automatic basis and a minimum ceded amount of $5,000. Effective January 1, 2016 the Company amended the reinsurance agreement in increase retention amount to $100,000.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

6. Reinsurance (continued)

Effective April 1, 2017, the Company entered into a coinsurance agreement to reinsure fixed income deferred annuities. The form of reinsurance is quota share basis with retention of 25% of all policies in-force and new business since the effective date of the reinsurance contract. As part of this agreement, the Company transferred approximately $491 million of assets related to the preexisting in-force block of business to a Reserve Credit Trust and an additional $37 million of funds related to new business. The cash surrender value of the in-force block reinsured at April 1, 2017 amounted to $491,982,971. The coinsurance agreement contained a one-time fee payable by the reinsurer to the Company which was initially recorded as direct write-in to surplus and amortized to operations as earnings emerged from the business reinsured. At December 31, 2020 and 2019, direct write-in in surplus amounted to $1,923,605 and $5,057,498.

The reinsurance company that is party to this coinsurance agreement is an unauthorized reinsurer in compliance with Rule 98 of the Insurance Code of Puerto Rico, whereby the reinsurer will be required to maintain, as collateral, qualified investments in compliance with the investments guidance as set forth in the reinsurance contract. In accordance to these requirements, the parties entered into a Reinsurance Trust and Custodian Agreements for the benefit of the Company. At December 31, 2020 and 2019 the assets held in the trusts and/or the amounts contractually owed to the reinsurer exceeded statutory reserve requirements, which allowed the company to receive reinsurance credit. The reinsurance contract provides for a five (5%) requirement of assets in excess statutory reserves to protect the Company from unforeseen declines in value of the assets held in the trusts.

Effective May 31, 2019 the Company stopped ceding new business under this reinsurance agreement. Total reserves ceded by the Company under this reinsurance agreement as of December 31, 2020 amounted to $597,687,941. Refer to Note 19 for further details.

Effective October 1, 2018, Company entered into an agreement to reinsure 75% of the principal and 100% of the interest payment portion of the equity-indexed deferred annuities. The form of reinsurance is a coinsurance agreement with a funds withheld structure. As part of this agreement, the Company transferred approximately $453 million of assets related to the preexisting in-force block of business to a Reserve Credit Trust. The cash surrender value of the in-force block reinsured at October 1, 2018 amounted to $453,323,304. The coinsurance agreement contained a one-time fee payable by the reinsurer to the Company which was initially recorded as direct write-in to surplus and amortized to operations as earnings emerged from the business reinsured. At December 31, 2019, the one-time fee was fully amortized.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

6. Reinsurance (continued)

The reinsurance company that is party to this coinsurance agreement is an unauthorized reinsurer in compliance with Rule 98 of the Insurance Code of Puerto Rico, whereby the reinsurer will be required to maintain, as collateral, qualified investments in compliance with the investments guidance as set forth in the reinsurance contract. In accordance to these requirements, the parties entered into a Reinsurance Trust and Custodian Agreements for the benefit of the Company. At December 31, 2020 and 2019 the assets held in the trusts and/or the amounts contractually owed to the reinsurer exceeded statutory reserve requirements, which allowed the company to receive reinsurance credit. The reinsurance contract provides for a five (5%) requirement of assets in excess statutory reserves to protect the Company from unforeseen declines in value of the assets held in the trusts.

Effective September 1, 2019, the Company entered into an agreement to reinsure long-term disability and short-term disability coverage. The form of reinsurance is on a quota-share basis with retention of 25% of the contractual liability and 75% ceded.

Effective January 1, 2020, the Company entered into a coinsurance agreement to reinsure fixed income deferred annuities. The form of reinsurance is quota share basis with retention of 25% of all new business since the effective date of the reinsurance contract.

Amounts recoverable from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Management believes the recoverable are appropriately established.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

6. Reinsurance (continued)

Information with respect to reinsurance ceded by the Company is set forth below:

	2020	2019
Statutory-basis statements of admitted assets, liabilities, and capital and surplus:
Reinsurance recoverable on paid losses and other	$8,218,931	$28,229,107
Aggregate reserves ceded	1,555,502,764	1,358,283,559
Unpaid policy and contract claims ceded	3,936,947	3,967,278
Reinsurance payable	2,705,061	2,317,081
Funds withheld from reinsurer	840,119,630	710,467,506
Statutory-basis statements of income:
Premiums ceded	200,772,513	294,304,982
Death, disability, and other benefits ceded	3,169,025	3,155,789
Commissions and expense allowances on reinsurance ceded	34,662,491	50,314,266
Change in expense allowance ceded	(1,618,676)	(1,936,706)
Reserve adjustment on reinsurance ceded	(26,938,194)	(26,706,197)
Aggregate write ins for deductions	33,532,798	24,402,630

Effective January 1, 2018, the Company entered into a reinsurance agreement to assume business of group life coverage. The form of reinsurance is on a coinsurance basis with 50% quota share to a maximum of $30,000 retention by the cedant company.

7. Policy Liabilities

Aggregate reserves for life, annuities, and accident and health policies and contracts and related insurance in force as of December 31, 2020 and 2019 are summarized as follows:

	Aggregate Reserves		Life Insurance In-force
	2020	2019	2020	2019
Life insurance	$13,438,019	$12,670,591	$3,811,217,592	$3,965,409,483
Annuities subject to discretionary withdrawal	483,432,345	480,441,142
Annuities not subject to discretionary withdrawal	5,864,702	5,978,544
Accident and health policies	1,840,902	1,776,071
Total	$504,575,968	$500,866,348

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

7. Policy Liabilities (continued)

The Company’s annuity reserves as of December 31, 2020 and 2019 are summarized as follows:

	2020			2019
	Gross	Ceded	Net	Gross	Ceded	Net
Type of annuity:
Fixed annuities	$879,386,798	$659,540,097	$219,846,701	$886,074,491	$625,924,483	$260,150,008
Equity-indexed annuities	1,125,563,203	861,977,559	263,585,644	916,647,561	696,756,941	219,890,620
Immediate group annuities	23,458,809	17,594,107	5,864,702	23,914,174	17,935,630	5,978,544
Guarantees on variable annuities	2,092	2,092	–	1,242,337	841,823	400,514
Total aggregate reserve for annuities	2,028,410,902	1,539,113,855	489,297,047	1,827,878,563	1,341,458,877	486,419,686
Variable annuities actuarial reserve	511,413,106	306,847,864	204,565,242	523,725,976	314,235,585	209,490,391
Total	$2,539,824,008	$1,845,961,719	$693,862,289	$2,351,604,539	$1,655,694,462	$695,910,077

The Company’s annuity reserves that are subject to discretionary withdrawal (with or without adjustment) as of December 31, 2020 and 2019 are summarized as follows:

	2020
	General	Separate Account
	Account	Nonguaranteed	Total
Subject to discretionary withdrawal:
At book value less current surrender charge	$1,261,760,768	$–	$1,261,760,768
At fair value	2,092	511,413,106	511,415,198
Subtotal	1,261,762,860	511,413,106	1,773,175,966
At book value without adjustment	743,189,251	–	743,189,251
Not subject to discretionary withdrawal	23,458,809	–	23,458,809
Total gross	2,028,410,920	511,413,106	2,539,824,026
Less reinsurance ceded	(1,539,113,873)	(306,847,864)	(1,845,961,737)
Total net annuity reserves	$489,297,047	$204,565,242	$693,862,289

Reconciliation to Exhibit 5 and Exhibit 7 of the Company’s annual statement:
Exhibit 5 Annuities – total, net	$488,634,007
Exhibit 7 Deposit-Type contracts – total, net	663,040
General account subtotal	489,297,047

Separate accounts annual statement:
Exhibit 3, Line 0299999, Column 2	511,413,106
Reserve ceded	(306,847,864)
Separate account subtotal	204,565,242
Total	$693,862,289

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

7. Policy Liabilities (continued)

	2019
		Separate
	General	Account
	Account	Nonguaranteed	Total
Subject to discretionary withdrawal:
At book value less current surrender charge	$1,169,770,983	$–	$1,169,770,983
At fair value	1,242,337	523,725,976	524,968,313
Subtotal	1,171,013,320	523,725,976	1,694,739,296
At book value without adjustment	636,979,175	–	636,979,175
Not subject to discretionary withdrawal	31,309,321	–	31,309,321
Total gross	1,839,301,816	523,725,976	2,363,027,792
Less reinsurance ceded	(1,352,882,130)	(314,235,585)	(1,667,117,715)
Total net annuity reserves	$486,419,686	$209,490,391	$695,910,077

Reconciliation to Exhibit 5 and Exhibit 7 of the Company’s annual statement:
Exhibit 5 Annuities – total, net			$485,756,035
Exhibit 7 Deposit-Type contracts – total, net			663,651
General account subtotal			486,419,686

Separate accounts annual statement:
Exhibit 3, Line 0299999, Column 2			523,725,976
Reserve ceded			(314,235,585)
Separate account subtotal			209,490,391
Total			$695,910,077

Unpaid policy and contract claims as of December 31, 2020 and 2019 consisted of:

	2020	2019
Life policies	$3,970,697	$3,319,902
Accident and health policies	1,565,596	1,193,010
Total	$5,536,293	$4,512,912

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

7. Policy Liabilities (continued)

The activity in the policy and contract claims reserve for the accident and health business as of December 31, 2020 and 2019 is as follows:

	2020	2019
Balance – at beginning of year – net of reinsurance recoverables of $434,831 in 2020 and $844,607 in 2019	$1,193,010	$1,206,130
Incurred related to:
Current year	2,314,961	1,771,274
Prior years	(34,115)	(65,052)
Total incurred	2,280,846	1,706,222
Paid related to:
Current year	967,662	817,769
Prior years	940,598	901,573
Total paid	1,908,260	1,719,342
Balance – at end of year – net of reinsurance recoverable of $1,407,279 in 2020 and $434,831 in 2019	$1,565,596	$1,193,010

Because the liabilities for unpaid policy and contract claims include various actuarially developed estimates, the Company’s actual benefits expenses may be more or less than the Company’s previously developed estimates. As a result of change in estimates of insured events in prior years, the incurred benefits for prior year insured events during the year ended 2020 and 2019 were lower due to a favorable development of claims that is attributed to the accident and health line of business. Management believes that the amount of unpaid policy and contract claims is reasonable and adequate to cover the Company’s liability for unpaid policy and contract claims incurred, but not yet reported as of December 31, 2020 and 2019.

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2020 were as follows:

Type	Gross	Net of Loading
Ordinary new business	$486	$486
Ordinary renewal	23,756	23,756
Credit life	311,079	311,079
Group life	677,939	677,939
Total	$1,013,260	$1,013,260

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

8. Taxes

As a qualified domestic life insurance company, the Company is only subject to Puerto Rico taxes on capital gains and alternative minimum tax. The main difference between income tax expense calculated at the statutory tax rate of 18.5% and the actual effective tax rate for 2020 is due to the Company’s taxable income from Puerto Rico being limited to the Company’s capital gains taxed at the rate of 20%.

Provision for income taxes as of December 31, 2020 and 2019 consisted of:

	2020	2019
Alternative mimimum tax	$760,526	$4,608,068
Provision for realized capital gains	407,469	1,071,767
Provision for realized capital gains transferred to IMR	(271,874)	(1,001,949)
Total	$896,121	$4,677,886

The components of the net deferred income tax asset recognized in the Company’s assets, liabilities, capital and surplus and other funds as of December 31, 2020 and 2019 are as follows:

	2020	2019	Change
Capital:
Gross deferred income tax assets	$1,173,409	$1,329,073	$(155,664)
Statutory valuation allowance adjustments	(1,071,832)	(1,227,496)	155,664
Adjusted gross deferred income tax assets	101,577	101,577	–
Deferred income tax assets nonadmitted	–	–	–
Subtotal net admitted deferred income tax assets	101,577	101,577	–
Deferred income tax liabilities	(859,896)	(275,670)	(584,226)
Net admitted deferred income tax assets (liabilities)	$(758,319)	$(174,093)	$(584,226)

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

8. Taxes (continued)

Admission calculation components – SSAP No. 101, paragraph 11:

	2020	2019	Change
a. Federal income taxes paid in prior years recoverable through loss carrybacks	$–	$–	$–
b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred income tax assets from a. above) after application of the threshold limitation (see computation below)	101,577	101,577	–
c. Adjusted gross deferred income tax assets (excluding the amount of deferred income tax assets from a. and b. above) offset by gross deferred income tax liabilities	–	–	–
Deferred income tax assets admitted as a result of application of SSAP No. 101	$101,577	$101,577	$–
Computation of adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred income tax assets from a. above) after application of the threshold limitation (the lesser of b.i. and b.ii. below):
b. i. Adjusted gross deferred income tax assets expected to be realized following the balance sheet date	$101,577	$101,577	$–
b. ii. Adjusted gross deferred income tax assets allowed per limitation threshold	$22,005,290	$20,355,224	$1,650,066

The Company’s deferred income tax asset is admissible pursuant to paragraph 11.b.i of SSAP No. 101. The Company expects to realize the tax benefit of the OTTI charge through the future sale of such investments.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

8. Taxes (continued)

Other admissibility criteria to determine recovery period and threshold limitation as of December 31, 2020 and 2019 is as follows:

	2020	2019
Ratio percentage used to determine recovery period and threshold limitation amount	1,184%	1,333%
Amount of adjusted capital and surplus to determine recovery period and threshold limitations	$146,701,932	$135,701,493

The tax effects of temporary differences that give rise to the deferred income tax asset as of December 31, 2020 and 2019 are as follows:

	2020	2019	Change
Capital:
Deferred income tax asset:
Capital loss carryforward	$101,577	$101,577	$–
Unrealized net loss on valuation of securities	–	–	–
Other-than-temporary impairments	1,071,832	1,227,496	(155,664)
	$1,173,409	$1,329,073	$(155,664)

Statutory valuation allowance adjustment	$(1,071,832)	$(1,227,496)	$155,664
Total deferred income tax asset	101,577	101,577	–
Deferred tax liabilities – unrealized net gain on valuation of equity securities	(859,896)	(275,670)	(584,226)
Net admitted deferred income tax asset (liability)	$(758,319)	$(174,093)	$(584,226)

For the years ended December 31, 2020 and 2019, the net change in deferred income taxes related to the unrealized gains or losses on valuation of equity and fixed securities amounting to $(584,226) and $(482,503) respectively, was presented as part of the change in unrealized capital gains or losses in the accompanying statutory-basis statements of changes in capital and surplus.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

8. Taxes (continued)

Pursuant to Section 1018A of the Puerto Rico Internal Revenue Code, the Company annually withhold, on behalf of the contract holders of the separate accounts, a special tax of 0.10% of their corresponding net asset value and remits them to the Puerto Rico Treasury Department. The payments made during the years ended December 31, 2020 and 2019 amounted to $537,030 and $521,152, respectively.

9. Net Statutory Income and Capital Stock and Surplus

The net assets of Universal Life available for transfer to its stockholder are limited to the amount that its surplus, as determined in accordance with statutory accounting practices, exceeds minimum statutory capital requirements.

During the year ended December 31, 2020 and 2019, the Company declared and paid ordinary dividends of $6,000,000 and $3,000,000, respectively.

On March 18, 2008, the Commonwealth of Puerto Rico enacted Law No. 32 (the Law) to adopt Chapter 45, Risk-Based Capital (RBC), into the Insurance Code of Puerto Rico. RBC provides for targeted surplus levels based on formulas, which specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk, and are set forth in the RBC requirements. Such formulas focus on four general types of risk, which includes the risk with respect to the Company’s assets (asset or default risk), the risk of adverse insurance experience with respect to the Company’s liabilities and obligations (insurance or underwriting risk), the interest rate risk with respect to the Company’s business (asset/liability matching), and all other business risks (management, regulatory action, and contingencies). The amount determined under such formulas is called the authorized control level RBC (ACLC).

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

9. Net Statutory Income and Capital Stock and Surplus (continued)

The Law requires, among other things, that all insurance companies, including all health insurance organizations, authorized to conduct business in Puerto Rico comply with the RBC requirements as adopted by the NAIC, to annually file a RBC report with the NAIC and the Commissioner of Insurance on or before March 31 and maintain a minimum RBC level of 250% of the ACLC. The Law states that the Commissioner of Insurance will provide a ruling whereby a RBC compliance transition period of five years will be established. On January 5, 2010, Rule 92, Standards for Implementing the Provisions Related to Risk-Based Capital (Rule 92 or the Rule), was approved by the Commissioner of Insurance to establish the requirements to implement the Law. Rule 92 established a phased transition period of five years to comply with the minimum 250% RBC level requirement depending on the RBC of the Company at the Rule’s effective date. Under the transition period guidance, the Company’s minimum RBC requirement at December 31, 2020 and 2019 was 250% and 250%, respectively, of the ACLC. At December 31, 2020 and 2019, the actual RBC of the Company was 1,184% and 1,334%, respectively.

10. Nonadmitted Assets

As described in note 1, certain assets are excluded from the statutory-basis statements of admitted assets, liabilities, and capital and surplus and other funds by a charge to surplus. Nonadmitted assets as of December 31, 2020 and 2019 consisted of:

	2020	2019
Uncollected premiums and agent’s balance in the course of collection.	$121,461	$145,922
Amounts recoverable from reinsurers	364,400	261,465
Furniture and equipment	52,473	96,149
Negative IMR	1,689,403	1,849,520
Other receivables, supplies, stationery, and printer materials	241,990	440,553
Total nonadmitted assets	$2,469,727	$2,793,609

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

11. Separate Accounts

Universal Life utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/or transactions. For the current reporting year, the Company reported assets and liabilities from the following product lines/transactions into a separate account:

●	Universal Variable Investment Annuity

In accordance with the products/transactions recorded within the separate account, some assets are considered legally insulated whereas others are not legally insulated from the general account. The legal insulation of the separate account products prevents assets other than seed money or amounts in a supplemental account from being generally available to satisfy claims resulting from the general account.

The Company maintains nonguaranteed separate accounts with assets of approximately $523.5 million and $538.3 million at December 31, 2020 and 2019, respectively, which are invested in mutual funds and are segregated from the Company’s general account. Amounts assessed against the contract holders for mortality, administrative, and other services are included as part of revenues in the statutory-basis statements of income.

Information regarding separate accounts of the Company as of and for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Premiums and annuity considerations	$236,422	$(7,587,671)
Reserves:
Total reserves for accounts with assets – at market value	511,413,106	523,725,976
Total reserves by withdrawal characteristics – at market value	$511,413,106	$523,725,976

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

11. Separate Accounts (continued)

A reconciliation of the net transfers to separate accounts for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
1. Transfers as reported in the summary of operations of the separate account statement:
a. Transfers to separate accounts	$14,665,153	$19,944,809
b. Transfers from separate accounts	(56,879,339)	(61,220,289)
Net transfer to or (from) separate accounts	$(42,214,186)	$(41,275,480)
2. Reconciling adjustments:
a. Change in expense allowance ceded	$(1,618,676)	$(1,936,708)
3. Net transfer as reported in the summary of operations of the life, accident, and health annual statement:
a. Net transfer to or (from) separate accounts net of reinsurance	$(43,832,862)	$(43,212,188)

To compensate the general account for the risk taken, the separate account has paid $47,354 and $58,462 in risk charges for the year ending December 31, 2020 and 2019.

12. Employee Benefit Plans

Universal Life has a qualified noncontributory profit-sharing plan, which provides retirement benefits to eligible employees. The plan calls for a voluntary contribution by Universal Life of no less than 1% of the annual participant’s compensation, as defined, plus a portion of the administrative expenses of the plan during the first 10 years. Universal Life’s contributions to the profit-sharing plan for the years ended December 31, 2020 and 2019 amounted to $122,878 and $118,433, respectively.

Universal Life’s employees participate in a qualified defined-contribution savings plan. Universal Life matching contributions are set at 50% of the participants’ pretax contributions up to the first 6% of each participant’s contribution. Universal Life’s contributions to the savings plan for the years ended December 31, 2020 and 2019 amounted to $49,177 and $57,822, respectively.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

13. Restricted Investment

On April 11, 2008, the Company entered into a sales and cession of rights agreement (the Agreement) under which the Company sold its individual accident and health block of business to an unrelated insurance company (the Purchaser). As part of the Agreement, the Company was required to fund an escrow of $900,000 to cover any claims or contingencies arising during a period of five years. Although the restriction period stated in the Agreement already elapsed, the Company decided not to lift the restriction based on certain unasserted legal claims still outstanding.

The Company has established a restricted brokerage account to comply with this provision of the Agreement. Any withdrawal from the brokerage account requires the authorization of the Company and a designated representative of the Purchaser. The brokerage account has a carrying value of $948,409 and $946,009 as of December 31, 2020 and 2019, respectively, and is included as restricted investment in the accompanying statutory-basis statements of admitted assets, liabilities, and capital and surplus and other funds.

14. Significant Concentrations of Risk

Because Universal Life’s business is written in Puerto Rico, Universal Life’s insurance risk is not as diversified as the risk of a carrier that covers a broader geographical area. A natural catastrophe could cause damage to a large number of Universal Life’s policyholders, which would result in significantly increased losses to Universal Life. Management believes, however, that Universal Life’s reinsurance program will reduce to a manageable level its net exposure in any such catastrophe.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

15. Fair Value Measurements

The approximate statement value and estimated fair value of financial instruments as of December 31, 2020 and 2019 were as follows (in thousands):

	2020		2019
	Statement	Fair	Statement	Fair
Financial Assets	Value	Value	Value	Value
Debt securities	$1,029,520	$1,101,641	$883,676	$917,802
Preferred stocks	293,350	311,024	242,191	253,784
Common stock and other equity securities	33,729	33,729	33,300	33,300
Other invested assets	57,149	64,500	59,648	61,727
Restricted investment	948	948	946	946
Cash and short-term investments	108,558	108,558	87,696	87,697
Separate account assets	523,466	523,466	538,252	538,251

The Company’s financial instruments carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100, Fair Value Measurements. SSAP No. 100 defines fair value as the price that would be received to sell or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement is for a particular asset or liability. Therefore, the measurement should consider attributes specific to the asset or liability. The asset or liability might be a stand-alone asset or liability or a group of assets and/or liabilities.

An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity for the asset or liability. The most advantageous market is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

15. Fair Value Measurements (continued)

Hierarchical levels defined by SSAP No. 100 and directly related to the amount of subjectivity associated with the inputs to fair valuation of financial instruments are as follows:

Level 1 – Values are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or the price quotations vary substantially either over time or among market makers, or in which little information is released publicly.

Level 3 – Certain inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Recurring Measurements

As of December 31, 2020 and 2019, the Company’s assets and liabilities that are measured at fair value on a recurring basis were as follows (in thousands):

	2020
	Level 1	Level 2	Level 3	Total
Invested assets:
Bonds	$5,679	$–	$–	$5,679
Mutual funds	22,162	–	2,763	24,925
Common stocks	8,804	–	–	8,804
Cash Equivalents	40,167	–	–	40,167
Total invested assets	$76,812	$–	$2,763	$79,575

Separate account assets	$523,168	$–	$–	$523,168

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

15. Fair Value Measurements (continued)

Recurring Measurements (continued)

	2019
	Level 1	Level 2	Level 3	Total
Invested assets:
Bonds	$2,953	$–	$–	$2,953
Mutual funds	24,947	–	2,709	27,656
Common stocks	5,644	–	–	5,644
Cash Equivalents	32,742	–	–	32,742
Total invested assets	$66,286	$–	$2,709	$68,995

Separate account assets	$538,252	$–	$–	$538,252

At the end of each reporting period, the Company evaluates whether or not any event has occurred or circumstances have changed that would cause an instrument to be transferred between Levels 1 and 2. This policy also applies to transfers into or out of Level 3.

The following table presents the reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from January 1, 2020 to December 31, 2020, and January 1, 2019 to December 31, 2019 (in thousands):

		Net Gains (Losses) Included in			Purchases,
	Balance –		Unassigned	Other	Issuances,	Balance –
	January 1, 2020	Net Income	Funds – Surplus	Temporary Impairment	and Settlements	December 31, 2020
Equity securities – mutual funds	$2,709	$753	$695	$–	$(1,394)	$2,763

		Net Gains (Losses) Included in			Purchases,
	Balance –		Unassigned	Other	Issuances,	Balance –
	January 1, 2019	Net Income	Funds – Surplus	Temporary Impairment	and Settlements	December 31, 2019
Equity securities – mutual funds	$2,223	$–	$486	$–	$–	$2,709

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

15. Fair Value Measurements (continued)

Fair Value of All Financial Instruments by Levels 1, 2, and 3

The tables below reflect the fair value and admitted values of all admitted assets and liabilities that are financial instruments, excluding those accounted for under the equity method as of December 31, 2020 and 2019. The fair values are also categorized into the three-level fair value hierarchy.

	2020
		Admitted				Not
	Fair Value	Value	Level 1	Level 2	Level 3	Practicable
			(In thousands)
Debt securities	$1,101,641	1,029,520	$5,679	$1,019,448	$4,393	$–
Equity securities:
Common Stocks	33,729	33,729	30,966	–	2,763	–
Preferred stock	311,024	293,350	293,350	–	–	–
Restricted investment	948	948	948	–	–	–
Cash and short-term investments	108,558	108,558	108,558	–	–	–
Short-term investments	–	–	–	–	–	–
Other invested assets	64,500	57,149	27,369	13,850	–	15,930
Separate account assets	523,466	523,466	523,466	–	–	–
Total assets	$2,143,866	$2,046,720	$990,336	$1,033,298	$7,156	$15,930

	2019
		Admitted				Not
	Fair Value	Value	Level 1	Level 2	Level 3	Practicable
			(In thousands)
Debt securities	$917,891	$883,677	$2,953	$874,421	$6,303	$–
Equity securities:
Common Stocks	33,300	33,300	30,591	–	2,709	–
Preferred stock	253,784	242,191	242,191	–	–	–
Restricted investment	946	946	946	–	–	–
Cash and short-term investments	86,883	86,882	69,813	17,069	–	–
Short-term investments	815	814	–	814	–	–
Other invested assets	61,727	59,648	28,474	13,865	17,309	–
Separate account assets	538,252	538,252	538,252	–	–	–
Total assets	$1,893,598	$1,845,710	$913,220	$906,169	$26,321	$–

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

16. Supplemental Disclosure of Cash Flows Information

Additional information concerning the components of cash flows from investing activities as of December 31, 2020 and 2019 is as follows:

	2020	2019
Cash flows from investing activities:
Proceeds from sales and redemptions of investments:
Debt securities	$155,641,087	$391,350,146
Equity securities	4,643,047	48,347,774
Other invested assets	2,524,527	5,791,873
Miscellaneous proceeds	–	221,083
Total proceeds from sales and redemptions of investments	162,808,661	445,710,876

Cost of investments acquired:
Debt securities	303,846,521	466,949,738
Equity securities	54,038,295	289,111,676
Other invested assets	1,062	47,764,844
Miscellaneous applications	282,120	–
Total cost of investments acquired	358,167,998	803,826,258
Net cash used in investing activities	$(195,359,337)	$(358,115,382)

Additional information concerning the components of cash flows from financing and miscellaneous sources as of December 31, 2020 and 2019 is as follows:

	2020	2019
Cash flows from financing and miscellaneous sources – other cash provided (applied):
Borrowed funds	$23,656,069	$(11,148,257)
Dividends paid	(3,314,598)	(1,782,722)
Funds held under reinsurance treaties	129,652,124	208,491,717
Receivable from parent, subsidiaries and affiliates	19,169,086	5,414,869
Change in aggregate write in	(3,133,893)	(11,617,409)
Other components	(1,516,485)	(6,632,115)
Net cash provided by financing and miscellaneous	$164,512,303	$182,726,083

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

16. Supplemental Disclosure of Cash Flows Information (continued)

The following schedule summarizes noncash investing and financing activities for the year ended December 31, 2020 and 2019:

	2020	2019
Supplemental schedule of noncash investing and financing activities:
Dividends to Parent Company:
Due from affiliates	$(5,056,206)	$(2,370,804)
Dividends to stockholder	5,056,206	2,370,804
Unsettled investments:
Receivable for securities	(52,348)	(8,701)

17. Reconciliation to U.S. GAAP

A reconciliation of statutory net income and capital and surplus, as determined using statutory accounting practices, to the amounts as would be reported under the accounting principles generally accepted in the United States of America (GAAP) for the year ended December 31, 2020 and 2019 are as follows:

	2020	2019
Statutory-basis net income	$23,708,665	$38,949,209
Increases (decreases):
Deferred policy acquisition cost	(1,893,197)	2,994,761
Unearned premiums	(24,710)	(26,781)
Unearned commissions	4,182,410	3,408,339
Non-refundable structuring fee amortization	(3,133,893)	(11,617,409)
Reserve for future policy benefits	(1,671,457)	(3,689,215)
Unrealized gains/(losses) on trading securities	2,398,229	4,211,271
Change in expense allowance	1,079,115	1,291,139
Deferred income taxes	(472,852)	(828,395)
AMT tax provision	584,419	(584,419)
Realized capital gain/(loss)	–	(1,034,923)
Interest maintenance reserve	160,117	(138,934)
US GAAP-basis net income	$24,916,846	$32,934,644

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

17. Reconciliation to U.S. GAAP (continued)

	2020	2019
Statutory-basis capital and surplus	$148,506,550	$136,959,038
Increases (decreases):
Nonadmitted assets	1,778,160	1,691,469
Deferred policy acquisition cost	21,787,252	23,680,449
Unrealized gains/(losses) on investment securities available from sale	28,731,096	14,866,733
Allowance for doubtful accounts	(1,210,499)	(960,042)
Deferred income taxes	(5,260,376)	(2,487,504)
Reserve for future policy benefits	(10,475,569)	(8,805,771)
Unearned premiums	(7,070,987)	(7,046,277)
Unearned commissions	(17,776,228)	(21,958,638)
Expense allowance from separate account	(4,184,075)	(5,263,190)
AMT provision	–	(584,419)
Asset valuation reserve	16,783,242	11,062,891
US GAAP-basis retained earnings	$171,608,566	$141,154,739

18. Contingencies

The Company has been named as defendant in litigation and has filed counterclaims, related to the sale of the individual accident and health insurance block of business (note 12). This litigation is in its initial stages and the Company is contesting this case vigorously. The Company believes it has meritorious defenses against this lawsuit and the ultimate outcome of such proceedings is not expected to have a material adverse effect on the Company’s financial position or results of operations.

The Company is also named as defendant in other legal actions arising primarily from claims filed under insurance policies it has underwritten and other claims incidental to its normal business activities. In the opinion of management, the ultimate outcome of such proceedings is not expected to have a material adverse effect on the Company’s financial position or results of operations.

19. Risks and Uncertainties

On January 30, 2020, the Director-General of the World Health Organization (WHO) declared coronavirus (COVID-19) outbreak as an international concern. On March 13, 2020, the United States President Donald Trump declared a state of national emergency. The COVID19 pandemic has affected the global economy and business operations around the world.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

19. Risks and Uncertainties (continued)

On March 15, 2020, the Governor of Puerto Rico, Hon. Wanda Vázquez Garced, issued an Executive Order to facilitate the private and public closings necessary to minimize the effects of the COVID-19 and control the spread of this disease through the Island until March 30, 2020. On March 26, 2020, the Governor extended this period of social distancing and other executive measures protecting the health and welfare of Puerto Rican citizens until April 12, 2020. Executive orders have continued to be issued through year 2020 and beginning 2021, which have not affected significantly the business operations. These external factors are not within our control.

The Company has been able to make operational changes to continue doing business and have successfully achieved goals to maintain their operations while preserving the safety of clients and employees. There has not been negative impact because of COVID19. As time passes, the long- term magnitude and duration of the effects are still highly uncertain and cannot be currently predicted. The Company does not foresee significant impact in its results.

In 2019, Universal Life Insurance Company (ULICO) exercised its contractual option to recapture the in-force block of annuities and is currently evaluating alternatives to cede such obligations to a new reinsurer. Assets backing the statutory liabilities are held in a trust for the benefit of ULICO. In year 2020, ULICO entered into a new agreement to reinsure fixed annuities new business and signed a letter of intent with an affiliate of the reinsurer to transfer the in-force policies. Regulatory bodies from Puerto Rico and Bermuda have been notified of the details and intricacies of the recapture process and have shown support to ULICO’s position, as credit for reinsurance has continued to be granted as of December 31, 2020.

In January 2020, ULICO demanded arbitration against PBLA under the reinsurance agreement and an arbitration panel (the “Panel”) was duly constituted. ULICO requested the Arbitration Panel to order PBLA to deposit cash or equivalents totaling approximately $524M constituting the Statutory Reserves as of December 31, 2019 for the fixed annuity inforce portfolio, less cash. In June 2, 2020, the Panel granted an arbitration award (the “Award”) to ULICO for $524M and required PBLA to pay such funds by June 16, 2020, after which interest shall accrue at 6% per annum.

Shortly thereafter, on June 4, 2020, ULICO filed a motion at the United States District Court, Southern District of New York, to confirm the Award directing that judgment be entered thereon and granting such other relief as the Court may deem just and proper. This motion remains under the court’s scrutiny.

Universal Life Insurance Company

Notes to Statutory-Basis Financial Statements (continued)

19. Risks and Uncertainties (continued)

By June 16, 2020, PBLA had not complied with the payment of the Award, nor as of the statement date. ULICO has continued its legal strategy to collect the Award and has notified PBLA’s ultimate owner its intention to execute the unconditional personal guaranty issued with the reinsurance agreement to secure failure from PBLA to pay its obligations. In addition, on June 18, 2020, ULICO filed a complaint in the appropriate North Carolina court to seek confirmation that PBLA’s ultimate owner is obligated to satisfy the Award owed by PBLA, plus interests. Subsequent motions have been filed and the complaint remains under court evaluation.

On July 2020, the NY District Court issued the Award as presented. Despite the opposition by PBLA, the NY District Court issued a final judgment confirming such Award on August 11, 2020, complementing parallel legal proceedings and strategy followed in the North Carolina court to execute the Owner’s personal guaranty. Such legal proceeding have promoted transactional conversations with the Owner to comply with the Award and accelerate the recapture.

On September 2020, the Supreme Court of Bermuda appointed Deloitte LTD, Bermuda (Deloitte) as provisional receiver for the PBLA operations in order to replace its management team and continue conducting business affairs in compliance with Bermuda laws and regulations, as well as its other general and contractual obligations. Among the empowered functions, Deloitte was instructed to preserve the value of PBLA, comply with laws and regulations, and make all necessary efforts to conduct regular business matters. ULICO has been working closely and diligently with Deloitte in order to adequately serve provisions under the reinsurance agreement and continue operations until portfolio is recaptured.

As of the statement date, ULICO remains confident about a positive outcome derived from all legal, transactional and operating endeavors. No impairment in the investment held by the Company is foreseen as part of this transaction as of December 31, 2020.

20. Subsequent Events

The Company has evaluated all subsequent events through May 26, 2021, the date the statutory-basis financial statements were issued.

EY | Assurance | Tax | Transactions | Advisory

About EY
EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

© 2013 Ernst & Young LLP. All Rights Reserved.

ey.com

THIRD QUARTER 2021 FINANCIAL INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Universal Group, Inc. (UGI) indirectly owns 100% of the voting securities of Universal Life Insurance Company (ULICO). UGI’s principal executive offices are located at Metro Office Park, Street 1 Lot 10, Guaynabo, Puerto Rico 00969.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

The Company has entered into significant, recurring transactions with affiliates as part of its ongoing operations. These include agreements to provide investment management, accounting, administrative, employee benefits and management services.

EXPERTS

The financial statements information included as of December 31, 2020 relies on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FINANCIAL INFORMATION

ULICO is an insurance company subject to the regulations of the Commissioner of Insurance of the Commonwealth of Puerto Rico (the Commissioner) and the provisions of the Puerto Rico Insurance Code (the PR Code). The Company is required by state regulation to maintain specific amount of reserves in order to meet its contractual obligations with its contract holders. Reserves may be held in a general account or in separate accounts, according to the specific products. Reserves are monitored to assure that amounts are sufficient to cover actual, expected and claims payments. However, there is no guarantee that the Company will always be able to meet its claims obligations, and certain inherent risks are present from purchasing insurance products and entering in such contracts.

The regulators require insurance companies to maintain a minimum capital amount, which acts as a buffer in any financial event from inherent risks in the operations. Associated risks include losses from the default of payment from our general and separate account assets, including any losses due to decreases in market value of investments. There is an embedded risk of liquidity if assets within the general account cannot be readily converted into cash to comply with contract holders obligations or to provide sufficient collateral to finance our operations.

Its diversified investments portfolio supports ULICO’s capital position. Also, the Company is required to maintain certain capital levels known as risk-based-capital (RBC) as part of the requirements from the National Association of Insurance Commissioners (NAIC). The RBC requirement is a statutory minimum level of capital based on the company’s size and inherent risks of its financial assets and operations. As of December 31, 2020, ULICO maintained a 1,184% authorize control level RBC, which is significantly higher than the minimum action level.

SELECTED FINANCIAL DATA

Statement of Operations Data:	For the nine months ended September 30,
(dollars in thousands '000)	2021	2020	% Change

Revenues:
Premiums considerations:
Life	$10,200	$8,845	15%
Annuity	69,037	48,685	42%
Accident and Health	4,221	4,187	1%
Premium Income	83,458	61,717	35%
Net investment income and other revenues	74,013	50,732	46%
Total revenues	157,471	112,449	40%
Total benefits and expenses	134,960	93,572	44%
Net gain from operations before dividends and federal income taxes	22,511	18,877	19%
Net Income (loss)	$22,383	$17,437	28%

	As of	As of
Balance Sheet Data:	September 30,	December 31,
(dollars in thousands '000)	2021	2020	% Change

Cash and invested assets	$1,779,565	$1,523,317	17%
Total admited assets	2,357,215	2,112,762	12%
Aggregate reserves for life and annuity contracts	562,374	504,576	11%
Other Liabilities	1,630,871	1,459,680	12%
Total liabilities	2,193,245	1,964,256	12%
Total capital and surplus	163,970	148,506	10%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion provides an assessment of the statutory basis financial position and results of operations of Universal Life Insurance Company. Statutory accounting practices (“SAP”) financial information is prepared and presented in accordance with accounting practices prescribed or permitted by the NAIC and the PR Code and administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Certain differences exist between SAP and GAAP. See Note 1 of Universal Life Insurance Company statutory basis audited financial statements, which are included elsewhere in this document, for a detail discussion of these differences.

Overview

Universal Life Insurance Company is a wholly-owned subsidiary of Universal Insurance Company (UNICO), a Puerto Rico domiciled property and casualty (P&C) insurance company. The Company complements the other insurance companies within UGI through the offering of individual life, group life and disability, credit life, individual fixed and variable annuity, and group annuities. ULICO has become the individual annuities market leader in Puerto Rico and is the only local carrier issuing indexed and variable annuities with unique tax advantages for Puerto Rico residents. Its operations are spread throughout the island of Puerto Rico.

ULICO’s core segment as measured by net premiums is currently individual annuities and group insurance products.

Our primary sources of earnings are (i) the spread that we earn on our investments (i.e., net investment income less cost of money, which includes interest credited to contract holder accounts and costs of hedging) and (ii) mortality gains (i.e., premiums and other revenues offset by life death benefits and increases in reserves), offset by general and administrative expenses.

Analysis of Results from Operations – For the nine months ended September 30, 2021 and 2020

The following table presents the statutory results of operations for the periods indicated:

	For the nine months period ended September 30,
(dollars in thousands '000)	2021	2020	% Change
Revenues:
Premiums income	$83,458	$61,717	35%
Net investment income	43,210	38,884	11%
Commissions and expense allowances on reinsurance cede	29,462	27,417	7%
Reserve adjustments on reinsurance ceded	(10,078)	(21,979)	-54%
Fees and other income	11,419	6,410	78%

Total revenues	157,471	112,449	40%

Benefits and expenses:
Policyholders' benefits	34,739	44,231	-21%
Change in policyholders' reserves	59,152	33,805	75%
Commissions	17,964	13,539	33%
General insurance expenses	12,514	13,491	-7%
Insurance taxes, licenses and fees	636	603	5%
Net transfer to (from) separate accounts	(16,203)	(35,863)	-55%
Aggregate write-ins for deductions	26,158	23,766	10%

Total benefits and expenses	134,960	93,572	44%

Net gain from operations before dividends and federal income taxes	22,511	18,877	19%
Dividends to policyholders	-	-	0%
Net gain (loss) from operations before federal income taxes	22,511	18,877	19%
Federal income tax expense	2,129	1,961	9%
Net gain from operations	20,382	16,916	20%
Net realized capital gains (losses), after tax and transfers to interest maintenance reserve	2,001	521	284%
Net Income	$22,383	$17,437	28%

Operating results before federal income taxes and realized capital gains (losses) increased by 19% for the nine months ended September 30, 2021 compared to the same period ended September 30, 2020. This increase is primarily attributable to the continuous increase in total assets, which derived in an increase in ULICO’s aggregate spread while the company managed to maintain G&A expenses leveled.

Net income of $22.4 million for the nine months period ended September 30, 2021 was 28% higher than the $17.4 million net income in the preceding period of 2020. The increase in earnings was due to the same items that drove the increase in operating results before federal income taxes as well as complemented with higher capital gains during the current period when compared to 2020.

Revenues

Total revenues increased 40% in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. Following is a discussion of the primary contributors to this increase.

Total premium income increased 35% primarily by the increase in annuity considerations sales of 42% when compared to prior period. This increase was a result of stronger sales on equity-index annuities.

Net investment income increased 11% in the third quarter 2021 compared to same quarter 2020. The following table provides a summary of the components of net investment income:

	For the nine months period ended September 30,
(dollars in thousands '000)	2021	2020	% Change

Net investment income:
Bonds	$30,119	$26,331	14%
Preferred stocks	11,289	9,611	17%
Common stocks	721	925	-22%
Other invested assets	941	1,382	-32%
Other investment income	140	635	-78%

Net investment income	$43,210	$38,884	11%

The increase in net investment income, is attributable to increased earnings from higher levels of invested assets, partially offset by decreased earned yields as general market interest rates decreased during this timeframe. Net investment income associated with Funds Withheld Account assets amounted to $26.2 millions and $23.8 millions, respectively, for the periods ended September 30, 2021 and 2020, and are presented as aggregate write-ins for deduction in the statement of operations.

Commission and expense allowances from reinsurers increased primarily by the increment in annuity sales experienced during 2021.

Reserve adjustments on reinsurance ceded relates specifically to our variable annuity product and represents the effect of our modified coinsurance agreement. Figures reported within this line item represents the reinsurance effect associated to cash flow Transferred in/out from separate accounts.

Fees and other income increase primary by equity-index product interest credited reimbursements obtained from the reinsurer and additional other non-recurrent incomes earned during 2021.

Benefits and Expenses

Policyholder’s benefits decreased (21%) during the nine months period ended September 30, 2021 when compared to same period in 2020. This was primarily attributable to a decrease in overall annuity products withdrawals and surrenders when compared to prior year to date.

Change in policyholder’s reserves increased 75% during the nine months period ended September 30, 2021 when compared to same period in 2020. This increase was largely driven by the increase in sales of annuities.

Total operating costs, including commissions, general and administrative expenses and insurance taxes, increased 34% during the nine months period ended September 30, 2021 when compared to same period in 2020. This is primarily related to increase in commissions expenses driven by increased volume of sales.

Net Realized Capital Gains (Losses), Net of Federal Income Taxes and Transfers to IMR

Net realized capital gains of $2.0 million for the nine months period ended September 30, 2021 compared to gains of $0.5 million in 2020. For statutory reporting purposes, net realized capital gains (losses) reported in the statement of operations are net of gains and losses transferred to the Interest Maintenance Reserves (“IMR”). Amounts transferred to IMR, which is a liability reported in the statement of financial position, are gains and losses resulting from changes in interest rates and are amortized into operations over the estimated remaining lives of the securities sold. Gains and losses reported in the statement of operations are credit and non-interest related.

Liquidity and Capital Resources

Liquidity

Cash inflows consist primarily of premiums and deposits on insurance and annuity products, investment income and proceeds from sales or maturities of investments. Cash outflows consist primarily of benefits to policyholders and beneficiaries, payments for policy and contract surrenders, payments for investments acquired, operating expenses and taxes.

Universal Life Insurance Company structures its investments portfolio to provide liquidity for timely payment of policy benefits, operational expenses and other obligations. ULICO cash and short-term invested assets were $122.6 million and $109.5 million as of September 30, 2021 and December 31, 2020, respectively.

Net cash flows provided by operating activities was $77.7 million and $28.8 million for the nine months ended September 30, 2021 and 2020, respectively. Net cash flows from operating activities primarily consists of net investment income and premiums receipts from insurance contracts less benefit payments, operating expenses and income taxes. The increase in cash provided by operating activities in 2021 is primarily due to net premiums collected during 2021 compared to 2020, specifically on higher sales of fixed-index annuities.

Net cash used for investments resulted in an outflow during 2021 of $226.0 million compared to cash outflows of $148.8 million in 2020. Purchases of investments were $382.0 million in 2021 while sales and maturities of investments were $156.0 million. Most of these investments sales were maturities throughout the period.

Cash flows from financing activities were $161.4 million and $118.6 million for the nine months period ended September 30, 2021 and 2020, respectively. Primary source of cash inflows associated to financing activities are deposits made on funds withheld accounts maintained by the Company which represents $160.2 million and 154.5 million during the periods ended September 30, 2021 and 2020, respectively. Additional components associated with financing activities includes change in borrowed funds and dividends paid.

Our investment portfolio is structured to ensure a strong liquidity position in order to permit timely payment of policy and contract benefits without requiring the sale of assets. In general, liquid assets include cash and cash equivalents, public bonds, and mutual funds, all of which generally have ready markets with large numbers of buyers. The fair value of these assets as of September 30, 2021 was approximately $122.6 million.

ULICO utilizes sophisticated asset/liability analysis techniques in the management of the investments supporting liabilities. The adequacy of projected cash flows provided by assets is tested to meet all of our future policyholder and other obligations. These studies are performed using stress tests regarding future credit and other asset losses, market interest rate fluctuations, claim losses and other considerations. The results provide a picture of the adequacy of the underlying assets, reserves and capital. We analyze a variety of scenarios modeling potential demands on liquidity taking into account the provisions of policies and contracts in force, our cash flow position, and the volume of cash and readily marketable securities in our portfolio. ULICO proactively manages its liquidity position on an ongoing basis to meet cash needs while minimizing adverse impacts on investment returns.

In most scenarios tested, operating cash flows are more than sufficient to satisfy obligations. Even in the most extreme scenarios tested, obligations can be met through cash flows and the sale of liquid assets. These stress test scenarios assume no new business that would result in immediate positive cash flows. In addition, if in a stress situation, some uses of cash could be suspended, including new investments in illiquid instruments.

The Company’s product features enhances its liquidity position. Virtually all individual deferred annuity products contain surrender charges for varying durations, reducing the risk that customers will seek withdrawals during the period surrender charges are in place. Surrender charges allow the Company to better plan the maturities of its invested assets by reducing the risk that future cash outflows will exceed anticipated levels.

Capital Resources

As of September 30, 2021 and December 31, 2020, Total Adjusted Capital (TAC), as defined by the NAIC, was $180.8 million and $165.3 million, respectively. The NAIC has an RBC model to compare total adjusted capital with a standard design in order to reflect an insurance company’s risk profile. Although we believe that there is no single appropriate means of measuring capital needs, we feel that the NAIC approach to RBC measurement is reasonable, and will manage our capital position with significant attention to maintain adequate total adjusted capital relative to RBC. The total adjusted capital was well in excess of all RBC standards as of September 30, 2021 and December 31, 2020. The Company believes it has a strong capital position in light of our risks and that we are well positioned to meet policyholder and other obligations.

The following table summarizes the components of ULICO’s TAC:

	September 30,	December 31,
(dollars in thousands '000)	2021	2020	% Change
Capital and surplus	$163,970	$148,507	10%
Asset valuation reserve	16,783	16,783	0%

Capital and surplus	$180,753	$165,290	9%

The Company is wholly owned by UNICO and its ability to pay dividends is limited by the laws of the state of the Commonwealth of Puerto Rico to an amount that is based on restrictions relating to statutory surplus.

Investments

Universal Life Insurance Company had total cash and invested assets of $1,780 million and $1,523 million at September 30, 2021 and December 31, 2020, respectively, as illustrated below:

(dollars in thousands '000)	September 30, 2021		December 31, 2020
		% of Total		% of Total
	Admitted	Admitted	Admitted	Admitted
	Value	Value	Value	Value
Cash and invested assets:
Bonds	$1,276,592	72%	$1,029,520	68%
Stocks:
Preferred	292,713	16%	293,350	19%
Common	25,528	1%	33,729	2%
Cash, cash equivalents and short-term investments	122,577	7%	109,507	7%
Other invested assets	62,154	3%	57,149	4%
Receivable for securities	1	0%	61	0%
Total cash and invested assets	$1,779,565	100%	$1,523,316	100%

All investments held by the Company are monitored for conformity with the qualitative and quantitative limits prescribed by the Puerto Rico insurance laws and regulations. In addition, the Company’s Board of Directors periodically reviews the investment portfolio, including its credit quality and performance. The Company’s investment strategy is to maintain a predominantly investment-grade, fixed maturity portfolio to provide adequate liquidity for projected insurance and reinsurance obligations, and to generate income while prudently managing the portfolio’s risk.

Bonds

The following table summarizes the admitted values and estimated fair values of the Company’s bond portfolio as of September 30, 2021 and December 31, 2020:

(dollars in thousands '000)	At September 30, 2021			At December 31, 2020
			% of Total			% of Total
	Aggregate	Admitted	Admitted	Aggregate	Admitted	Admitted
Bonds category	Fair Value	Assets	Assets	Fair Value	Assets	Assets

U.S. government and its agencies and authorities	$70,643	$68,941	5%	$53,568	$50,702	5%
States, municipalities, and political subdivisions	350,015	326,098	26%	342,949	313,155	30%
Industrial and miscellaneous	425,763	400,101	31%	382,196	347,062	34%
Mortgage-backed and asset backed securities	488,584	481,452	38%	322,928	318,601	31%
Total Bonds	$1,335,005	$1,276,592	100%	$1,101,641	$1,029,520	100%

The Company’s rating designations are based on ratings from nationally recognized rating organizations, primarily those assigned by S&P, Moody’s Investor Service, Inc. (“Moody’s”) and Fitch. The Company’s bond portfolio consisted of 93.1% and 97.3% of investment grade securities at September 30, 2021 and December 31, 2020, respectively. The NAIC Securities Valuation Office (“SVO”) is responsible for the day-to-day credit quality assessment and valuation of securities owned by state-regulated insurance companies. Comparisons between the NAIC ratings and rating agency designations are published by the NAIC. The NAIC assigns securities quality ratings and uniform valuations, which are used by insurers when preparing their annual statements to their state insurance regulators. The NAIC ratings are similar to the rating agency designations of the Nationally Recognized Statistical Rating Organizations (“NRSRO”) for marketable bonds. NAIC ratings 1 and 2 include bonds generally considered investment grade (rated Baa3 or higher by Moody’s, or BBB- or higher by S&P and Fitch), by such ratings organizations. NAIC ratings 3 through 6 include bonds generally considered below investment grade (rated Ba1 or lower by Moody’s, or rated BB+ or lower by S&P and Fitch). Typically, if a security has been rated by an NRSRO, the SVO utilizes that rating and assigns an NAIC designation based on the following system:

NAIC Rating	NRSRO Equivalent
1	Aaa/Aa/A
2	Baa
3	Baa
4	B
5	Caa and Lower
6	In or near default

The following table summarizes ULICO’s bond portfolio by NAIC designations:

(dollars in thousands '000)	At September 30,2021			At December 31,2020
			% of Total			% of Total
	Aggregate	Admitted	Admitted	Aggregate	Admitted	Admitted
NAIC designation	Fair Value	Assets	Assets	Fair Value	Assets	Assets

1	$828,319	$790,744	62%	$726,262	$672,579	65%
2	417,671	397,209	31%	348,634	330,075	32%
3	76,517	76,204	6%	5,654	5,651	1%
4	7,177	7,590	1%	0	0	0%
5	5,321	4,845	0%	20,081	20,213	2%
6	0	0	0%	1,010	1,002	0%
Total Bonds	$1,335,005	$1,276,592	100%	$1,101,641	$1,029,520	100%

The admitted value of investments in bonds, by contractual maturity, are summarized below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

(dollars in thousands '000)	At September 30,2021			At December 31,2020
			% of Total			% of Total
	Aggregate	Admitted	Admitted	Aggregate	Admitted	Admitted
Contractual maturity	Fair Value	Assets	Assets	Fair Value	Assets	Assets

Due in one year or less	$23,343	$23,283	2%	$30,655	$30,223	3%
Due after one year through five years	163,107	154,245	12%	121,973	113,849	11%
Due after five years through ten years	146,719	137,817	11%	167,241	152,462	15%
Due after ten years	506,291	472,938	37%	453,166	408,706	40%
Securities not due at a single maturity date (primarily mortgage-backed securities)	495,545	488,309	38%	328,606	324,280	31%
Total Bonds	$1,335,005	$1,276,592	100%	$1,101,641	$1,029,520	100%

Important factors in the selection of investments include diversification, credit quality, liquidity, yield and call protection. The relative importance of these factors is determined by market conditions and underlying product or portfolio characteristics.

Other Invested Assets

Other invested assets are comprised of limited partnerships, limited liability companies, collateral loans and surplus notes. The following table summarizes the admitted values and unfunded commitment for the categories of other invested assets reported in the Company’s balance sheet as of September 30, 2021 and December 31, 2020:

(dollars in thousands '000)	At September 30, 2021	At December 31, 2020
	Admitted	Admitted
Investments that have underlying characteristics of:	Assets	Assets

Common stocks - unaffiliated	$30,141	$27,370
Surplus debentures	16,084	13,850
Collateral loans - unafilliated	5,038	5,038
Miscellaneous other	10,891	10,891
Total other invested assets	$62,154	$57,149

Qualitative and Quantitative Disclosures about Market Risk

Universal Life Insurance Company is primarily exposed to market risk through its investment activities and management of its policyholder insurance account balances. The investment portfolio is managed with the objective of generating returns that meet pricing spread targets and fulfill future policyholder obligations.

Interest rate, liquidity and credit risk related to our investment portfolio are our primary market risk exposures. In addition, we are exposed to interest rate risk. ULICO financial position and earnings are subject to various market risks including changes in interest rates, changes in the yield curve, and changes in risk-free and risk-adjusted spreads and movements in equity indices levels. These market risks impact the fair values of our bonds and, to a lesser extent, our other invested assets, the levels of interest credited to our policyholder account balances and the participation and cap rates available on our fixed indexed annuity and life insurance products. Many of our annuity and life insurance products feature surrender charges and other features to encourage policyholder persistency.

There may be a limited market for certain investments we hold in our investment portfolio. These investments, which may be illiquid under certain circumstances, include privately placed bonds, policy loans and other limited partnerships. Under certain market conditions, some of our very high quality bonds can experience reduced liquidity such as during periods of market volatility or disruption. Under these circumstances, market prices may be lower than our carrying value and we could be forced to sell these investments at a loss.

The credit risk in our investment portfolio is related to the risk of default by the issuers of fixed income invested assets and mortgages held in our portfolio. Our product pricing incorporates a certain level of defaults within our portfolio. Historically, the actual level of defaults has not exceeded the assumed level built into our product pricing. Our investment manager applies vigorous credit analysis prior to the purchase of a security and during the holding period in order to minimize the negative impact from security defaults.

Universal Life Insurance Company manages these markets risks by utilizing a comprehensive asset/liability management process involving the monitoring of asset and liability interest rate sensitivities for our various products. This process includes cash flow testing under various interest rate scenarios, including severe stress tests. The monitoring includes an analysis of rebalancing the assets and liabilities under the various scenarios with respect to interest rate movements, risk profiles and cash flow characteristics. ULICO has established internal guidelines for matching the duration of our assets and liabilities. The duration of our assets and liabilities measures the present value of asset or liability cash flows and is used to measure the sensitivity to changes in interest rates. Maintaining a close relationship between the duration of our assets and liabilities reduces the risk of an adverse impact to our financial condition or operations as a result of changing interest rates.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

FINANCIAL STATEMENTS – STATUTORY BASIS

For the nine month period ended September 30, 2021 and year ended December 31, 2020

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

TABLE OF CONTENTS

For the nine month period ended September 30, 2021 and year ended December 31, 2020

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

STATEMENT OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS - STATUTORY BASIS

As of September 30, 2021 and December 31, 2020

	September 30,	December 31,
	2021	2020
Admitted Assets	(unaudited)
Cash and invested assets:
Bonds	$1,276,592,035	$1,029,519,712
Stocks - Preferred	292,712,774	293,350,496
Stocks - Common	25,528,345	33,729,291
Cash and short-term investments	122,577,180	109,506,715
Other invested assets	62,153,637	57,149,315
Receivable for securities	1,005	61,049
Total cash and invested assets	1,779,564,976	1,523,316,578
Accrued investment income	9,929,494	9,353,699
Premiums due and unpaid	2,508,773	2,843,615
Reinsurance recoverable on paid losses and other	11,769,344	8,218,931
Receivable from parent, subsidiaries, and affiliates	33,353,780	43,724,703
Current federal and foreign income tax	600	–
Deferred income tax asset	169,538	–
Electronic data processing equipment:
Net of accumulated depreciation of $115,298 and $115,298 as of September 30, 2021 and December 31 2020, respectively	1,688,487	1,804,620
Aggregate write-ins for other than invested assets	48,885	34,040
Separate account assets	518,180,668	523,465,930
Total	$2,357,214,545	$2,112,762,116

Continued

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

STATEMENT OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS - STATUTORY BASIS (Continued)
As of September 30, 2021 and December 31, 2020

	September 30, 2021	December 31, 2020
	(unaudited)
Liabilities and Surplus and Other Funds
Liabilities:
Policy liabilities:
Aggregate reserves for life, annuities, and accident and health policies and contracts	$562,373,829	$504,575,968
Unpaid policy and contract claims:
Life	3,992,199	3,970,697
Accident and health	1,652,971	1,565,596
Total policy liabilities	568,018,999	510,112,261
Reinsurance payable	7,841,442	2,705,061
Commissions due	2,186,777	1,313,091
Transfers to separate accounts due or accrued (net) Including $(3,536,788) and $(4,184,075) accrued for expense allowances recognized in reserves, net of reinsurance as of September 30, 2021 and December 31, 2020, respectively	(4,514,014)	(5,354,831)
General expenses due and accrued	16,155,670	20,295,772
Income tax payable	190,348	713,759
Deferred tax liability	–	758,319
Borrowed money and interest	41,295,073	47,780,374
Asset valuation reserve	16,783,242	16,783,242
Funds held under reinsurance treaties	1,000,336,227	840,119,630
Payable to affiliates	5,011,382	5,860,749
Payable for securities	22,072,679	12
Separate account liabilities	517,866,911	523,168,125
Total liabilities	2,193,244,736	1,964,255,564
Capital and surplus and other funds:
Common stock, $100 par value – authorized, 100,000 shares; issued and outstanding, 25,000 shares	2,500,000	2,500,000
Gross paid-in and contributed surplus	22,391,608	22,391,608
Unassigned funds – surplus	139,078,201	123,614,944
Total capital and surplus and other funds	163,969,809	148,506,552
Total	$2,357,214,545	$2,112,762,116

See accompanying notes.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

STATEMENT OF OPERATIONS – STATUTORY BASIS

For the nine months period ended September 30, 2021 and September 30, 2020

	September 30,	September 30,
	2021	2020
	(unaudited)	(unaudited)
Revenues:
Premiums and annuity considerations for life and accident and health contracts	$83,458,094	$61,716,899
Net investment income	43,210,199	38,883,727
Commissions and expense allowance on reinsurance ceded	29,461,788	27,416,946
Reserve adjustment on reinsurance ceded	(10,077,786)	(21,978,858)
Income from fees associated with investment management and administration of separate accounts	3,281,586	3,105,522
Other income	8,137,528	3,304,535
Total revenues	157,471,409	112,448,771

Losses and expenses:
Death, disability, and other benefits	34,739,436	44,230,444
Net increase in aggregate reserves for life, accident, and health policies and contracts	59,152,007	33,804,690
Commission expense	17,964,139	13,539,338
Other underwriting expenses	13,149,589	14,094,260
Net transfers to separate accounts	(16,203,023)	(35,863,145)
Aggregate write-ins for deductions	26,158,374	23,766,117
Total losses and expenses	134,960,522	93,571,704
Income before income taxes incurred and net realized capital gains (losses)	22,510,887	18,877,067
Income taxes incurred	2,129,080	1,961,361
Net realized capital gains (losses) – net of capital gains tax and capital gains (losses) transferred to IMR net of tax	2,000,991	521,362
Net income	$22,382,798	$17,437,068

See accompanying notes.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

STATEMENT OF CHANGES IN CAPITAL AND SURPLUS – STATUTORY BASIS

For the nine months period ended September 30, 2021 and September 30, 2020

	Common Stock	Gross Paid-in And Contributed Surplus	Unassigned Funds – Surplus	Total

Balance – December 31, 2019	$2,500,000	$22,391,608	$112,067,431	$136,959,039
Statutory net income	–	–	17,437,068	17,437,068
Changes in:
Unrealized capital losses net of tax	–	–	(1,254,605)	(1,254,605)
Nonadmitted assets	–	–	(21,414)	(21,414)
Surplus of separate accounts	–	–	(758)	(758)
Asset valuation reserve	–	–	479,239	479,239
Dividend to stockholders	–	–	(943,794)	(943,794)
Aggregate write-ins for gains and losses in surplus	–	–	(2,637,558)	(2,637,558)
Balance – September 30, 2020 (unaudited)	2,500,000	22,391,608	125,125,609	150,017,217

Balance – December 31, 2020	2,500,000	22,391,608	123,614,944	148,506,552
Statutory net income	–	–	22,382,798	22,382,798
Changes in:
Unrealized capital losses net of tax	–	–	(3,711,429)	(3,711,429)
Nonadmitted assets	–	–	(356,665)	(356,665)
Surplus of separate accounts	–	–	15,952	15,952
Dividend to stockholders	–	–	(943,794)	(943,794)
Aggregate write-ins for gains and losses in surplus	–	–	(1,923,605)	(1,923,605)
Balance – September 30, 2021 (unaudited)	$2,500,000	$22,391,608	$139,078,201	$163,969,809

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

STATEMENT OF CASH FLOWS – STATUTORY BASIS

For the nine months period ended September 30, 2021 and September 30, 2020

	September 30,	September 30,
	2021	2020
	(unaudited)	(unaudited)
Cash flows from operating activities:
Premiums collected – net of reinsurance	$82,975,936	$62,878,172
Investment income received	45,902,429	41,727,155
Miscellaneous income received	40,596,639	30,583,496
Death, disability, and other benefits paid	(48,843,935)	(84,249,427)
Net transfers to separate accounts paid	17,043,840	36,697,560
Commissions and other underwriting expenses paid	(57,236,333)	(56,904,129)
Federal and foreign income taxes paid	(2,778,412)	(1,959,060)
Net cash provided by operating activities	77,660,164	28,773,767

Cash flows from investing activities:
Proceeds from sales and redemptions of investments:
Bonds	113,536,798	87,526,247
Stocks	19,563,649	4,172,195
Other invested assets	720,000	728,821
Miscellaneous proceeds	22,132,711	7,107,478
Cost of investments acquired:
Bonds	(363,154,252)	(215,963,772)
Stocks	(13,095,996)	(32,338,899)
Other invested assets	(5,741,318)	(1,063)
Miscellaneous applications	–	–
Net cash used in investing activities	(226,038,408)	(148,768,993)

Cash flows from financing and miscellaneous sources:
Borrowed funds received	(6,485,301)	(3,859,018)
Net deposits on deposit-type contracts and other insurance liabilities	19,196	–
Dividends paid	(943,794)	(943,794)
Other cash provided	168,858,608	123,397,540
Net cash provided by financing and miscellaneous sources	161,448,709	118,594,728
Net change in cash and short-term investments	13,070,465	(1,400,498)

Cash and short-term investments – beginning of year	109,506,715	88,642,308
Cash and short-term investments – end of the period	$122,577,180	$87,241,810

See accompanying notes.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

As of September 30, 2021 (unaudited) and December 31, 2020

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

Organization and Operations

Universal Life Insurance Company (Universal Life or the Company) was incorporated on April 16, 1993, under the name of Eastern America Life Insurance Company and changed its name to Universal Life in 1997. During 2012, Universal Group, Inc. (UGI) transferred 100% of the Company’s outstanding common stock to Universal Insurance Company (the Parent Company or Universal Insurance), which is a wholly owned subsidiary of UGI. This transfer was approved by the Commissioner of Insurance of the Commonwealth of Puerto Rico (the Commissioner) on June 27, 2012.

Universal Life is engaged in the life, annuity, and accident and health insurance business, generating the majority of its business from annuities and life policies. Universal Life operates under the provisions of the PR Insurance Code and is subject to the regulations issued by the Commissioner.

Basis of Accounting

These unaudited interim statutory financial statements include material changes in financial condition or composition from the preceding fiscal year, hence, do not include all disclosures that are normally included in annual financial statements and should be read in conjunction with the audited financial statements and the related notes included in our Audited Financial Statements—Statutory Basis for the year ended December 31, 2020. The financial information included herein has been derived from the September 30, 2021 and 2020 unaudited quarterly statements and the December 31, 2020 Audited Financial Statements—Statutory Basis.

The accompanying statutory-basis financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Commissioner, which vary in certain respects from U.S. generally accepted accounting principles (GAAP). Prescribed statutory accounting practices include National Association of Insurance Commissioners’ statutory accounting practices (NAIC SAP) that do not conflict with the PR Insurance Code and administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

Accounting practices and procedures prescribed or permitted by the Commissioner comprise a comprehensive basis of accounting other than GAAP. The more significant differences with GAAP are as follows:

a.	Under NAIC SAP, investments in debt securities are generally carried at amortized cost or at the lower of amortized cost or fair value depending on the NAIC rating, whereas under GAAP, they are carried at either amortized cost or fair value based on their classification according to the Company’s ability and intent to hold or trade the securities.

b.	Investments in preferred stock are generally carried at cost or at the lower of amortized cost or fair value depending on the NAIC rating, whereas under GAAP, preferred stocks are reported at fair value.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

c.	Acquisition costs, such as commissions and other costs related to acquiring new business are expensed as incurred, while under GAAP, they are deferred and amortized to income as premiums are earned or in relation to estimated gross profits.

d.	Statutory policy reserves are based on mortality and interest assumptions prescribed or permitted by statutes, without consideration of withdrawals. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, interest, and withdrawals. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus rather than included in the determination of net gain from operations.

e.	Asset valuation reserves (AVR) and interest maintenance reserves (IMR) are established in the statutory-basis financial statements.

f.	Assets are reported under statutory accounting principles at “admitted-asset” value and “nonadmitted” assets are excluded through a charge against surplus, while under GAAP, “nonadmitted assets” are reinstated to the balance sheet, at their net realizable value.

g.	Reinsurance recoverable on unpaid losses is reported as a reduction of policy benefits and other insurance reserves, while under GAAP, they are reported as an asset.

h.	The statement of cash flows is presented in accordance with guidelines established by the NAIC and the Commissioner, whereas GAAP emphasizes the changes in cash and cash equivalents and requires that cash flow activity be reported under the captions of operating, investing, and financing activities.

i.	Under NAIC SAP, deferred taxes are provided for differences between the statutory and tax bases of assets and liabilities with certain limitations as to the amount of deferred tax assets that may be reported as “admitted assets,” and changes in deferred taxes are recognized as a separate component in surplus, whereas under GAAP, a provision is made for differences between the financial reporting and tax bases of assets and liabilities, and changes in deferred taxes are generally recognized through current operations.

j.	Comprehensive income and its components are not presented in the statutory-basis financial statements.

k.	Under NAIC SAP Loans made by a reporting entity to its parent or principal owner shall be admitted if approval for the transaction has been obtained from the domiciliary commissioner and the loan or advance is determined to be collectible based on the parent or principal owner's independent payment ability. However, as prescribed by the PR Insurance Code, it allows life insurers companies to recognize such transactions without the requirement of approval as long as they fall below a threshold consisting of 3% of the insurer’s admitted assets as of the 31st day of December next preceding, according to Chapter 44, Section 4406 a), (2), (A), (ii).

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

The Commissioner of Insurance requires that insurance companies domiciled in Puerto Rico prepare their statutory basis financial statements in accordance with SAP subject to any deviations prescribed or permitted by the Commissioner.

During December 2020, the Company issued a short-term note receivable to its ultimate parent company, Universal Group, Inc. of $9,260,000. This transaction was notified to the Insurance Commissioner and recorded as an admitted asset, as prescribed by the PR Insurance Code.

The Commissioner of Insurance has the right to permit other specific practices that may deviate from prescribed practices. Prescribed statutory accounting practices include a variety of publications of the NAIC including its codification initiative contained in its Accounting Practices and Procedures Manual, as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted the Commissioner of Insurance is shown below:

NET INCOME	SSAP#	F/S Page	F/S Line#	September 30, 2021	December 31, 2020
(1) State basis (Page 4, Line 35, Columns 1 & 3)	XXX	XXX	XXX	$22,382,798	$23,708,665
(2) State prescribed practices that increase/(decrease) NAIC	N/A	N/A	N/A	-	-
(3) State permitted practices that increase/(decrease) NAIC	N/A	N/A	N/A	-	-
(4) NAIC SAP (1-2-3=4)	XXX	XXX	XXX	$22,382,798	$23,708,665

SURPLUS
(1) State basis (Page 4, Line 35, Columns 1 & 3)	XXX	XXX	XXX	$163,969,809	$148,506,552
(2) State prescribed practices that increase/(decrease) NAIC	N/A	N/A	N/A	-	-
(3) State permitted practices that increase/(decrease) NAIC	N/A	N/A	N/A	-	-
(4) NAIC SAP (1-2-3=4)	XXX	XXX	XXX	$163,969,809	$148,506,552

In 2021 and 2020, the Company was in compliance with the RBC requirements and would have been in such compliance if it had not used the above prescribed practice.

Use of Estimates

The preparation of statutory-basis financial statements in conformity with accounting principles prescribed or permitted by the Commissioner requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statutory-basis financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

Investments

Bonds other than loan-backed securities and structured securities are stated at amortized cost and any premium or discount is amortized to income using the interest method. Bonds in or near default (NAIC designation 6) are stated at the lower of amortized cost or fair value.

Loan-backed securities and structured securities are stated at amortized cost and any premium or discount is amortized to income using the interest method, including anticipated prepayments at the date of purchase.

Loan-backed securities and structured securities in or near default (NAIC designation 6) are stated at the lower of amortized cost or fair value. Changes in prepayment speeds and estimated cash flows from the original purchase assumptions are evaluated quarterly. For high-credit quality loan-backed securities and structured securities (those rated AA or above at the date of acquisition), projected future cash flows are updated quarterly, and the amortized cost and effective yield of the security are adjusted to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to investment income in accordance with the retrospective method. The prospective-yield method is used for securities that are not of high-credit quality and for securities that have potential for loss of a portion of the original investments.

Common stocks are carried at fair value. The change in the fair value is recorded as a change in net unrealized capital gains (losses), a component of unassigned funds-surplus. Preferred stocks are carried at cost, at the lower of cost or amortized cost, or fair value, depending on the assigned credit rating and whether the preferred stock has mandatory sinking fund provisions. Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less and are stated at amortized cost, which approximates fair value.

Investment income consists primarily of interest and dividends. Interest is recognized on the accrual basis and dividends are recorded as earned at the ex-dividend date. Accrual of income is suspended for bonds that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on the specific identification basis and are recorded in earnings.

Declines in the fair value of invested assets below cost are evaluated for other-than-temporary impairment (OTTI) losses on a quarterly basis. Impairment losses for declines in fair value of debt and equity securities below cost attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment and are recognized when appropriate in accordance with NAIC SAP and related guidance. For debt securities other than loan-backed securities and structured securities with unrealized losses due to market conditions or industry-related events where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery or to maturity, declines in fair value below cost are assumed to be temporary.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

When a bond (other than loan-backed securities and structured securities), preferred stock, or common stock is deemed to be other-than-temporarily impaired, the difference between the investments’ amortized cost and its fair value is recognized as a net realized capital loss and reported in the statement of operations.

The new cost basis of an impaired security is not adjusted for subsequent increases in fair value. In periods subsequent to the recognition of an OTTI, the impaired bond is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis may be accreted into investment income in future periods based on the prospective changes in cash flow estimates to reflect adjustments to the effective yield.

An other-than-temporary loss on loan-backed and structured securities is recognized through results from operations when it is anticipated that the amortized cost will not be recovered. The entire difference between the loan-backed or structured security’s amortized cost and its fair value is recognized in net income only when the Company (a) has the intent to sell the security or (b) it does not have the intent and ability to hold the security to recovery. If neither of these two conditions exists, a realized loss would be recognized in net income for the difference between the amortized cost basis of the security and the net present value of projected future cash flows expected to be collected. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the loan-backed or structured security prior to impairment.

The determination of cash flows estimates in the net present value is subjective and methodologies will vary, depending on the type of security. The Company considers all information relevant to the collectability of the security, including past events, current conditions, and reasonably supportable assumptions and forecasts in developing the estimate of cash flows expected to be collected. This information generally includes, but may not be limited to, the remaining payment terms of the security, estimated prepayment speeds, defaults, and recoveries upon liquidation of the underlying collateral securing the notes, the financial condition of the issuer, credit enhancements, and other third-party guarantees. In addition, other information, such as industry analyst reports and forecasts, sector credit ratings, the financial condition of the bond insurer for insured fixed-income securities, and other market data relevant to the collectability may also be considered, as well as the expected timing of the receipt of insured payments, if any. The estimated fair value of the collateral may be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of the collateral for recovery.

For the non-agency mortgage-backed securities (Non-Agency MBS) portfolio, the Company updates cash flow projections quarterly. The projections are done for each security based upon the evolution of prepayment, delinquency, and default rates for the pool of mortgages collateralizing each security, and the projected impact on the course of future prepayments, defaults, and loss in the pool of mortgages, but do not include market prices. As a result, forecasts may change from period to period and additional impairments may be recognized over time as a result of deterioration in the fundamentals of a particular security or group of securities and/or a continuation of heightened mortgage defaults for a period longer than the assumptions used for the forecasts. Both qualitative and quantitative factors are used in creating the Company’s Non-Agency MBS cash flow models. As such, any estimate of impairments is subject to the inherent limitation on the Company’s ability to predict the aggregate course of future events. It should, therefore, be expected that actual losses may vary from any estimated losses and the Company may recognize additional other-than-temporary losses.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

Separate Accounts

The Company has established nonguaranteed separate accounts with varying investment objectives, which are segregated from the Company’s general account and are maintained for the benefit of separate account contract holders. Separate account assets are invested in underlying mutual funds and are stated at fair value. The liability for nonguaranteed separate accounts represents contract holders’ interest in the separate account assets, including accumulated net investment income and realized and unrealized gain and losses on those assets.

Separate accounts are carried at fair value. Purchase payments or transfers allocated to subaccounts are accounted for in accumulation unit values (AUV). AUV are determined by calculating the net investment factor for the underlying mutual funds in the applicable subaccount for the current valuation period and multiplying that result with the AUV determined on the previous valuation period. Universal Life uses the net investment factor as a way to calculate the investment performance of subaccounts from valuation period to valuation period. Gains and losses realized and unrealized are recorded as net investment income in the separate accounts.

Net transfers to separate accounts consist of funds received from policyholders, less surrenders and/or withdrawals, and the change in the expense allowance. The reserve adjustments on reinsurance ceded consists of the reinsurance effect of the funds received from policyholders, less surrenders, and/or withdrawals.

Premiums and Related Commissions

Life premiums are recognized as income over the premium-paying period of the related policies. Health premiums are earned ratably over the terms of the related insurance contracts or policies. Expenses incurred in connection with acquiring new insurance business, including acquisition costs, such as sales commissions, are charged to operations as incurred.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

Aggregate Reserves for Life, Annuities, and Accident and Health Policies and Contracts

The Credit Life aggregate reserve is computed using the following valuation tables and interests:

Effective Year	Valuation Table and Interest
2011	120% 2001 CSO 4.25% ALB
2012-2013	120% 2001 CSO 3.75% ALB
2014	120% 2001 CSO 4.00% ALB
2015-2016	120% 2001 CSO 3.75% ALB
2017-2018	120% 2001 CSO 3.50% ALB
2019	120% 2001 CSO 3.75% ALB
2020	120% 2001 CSO 3.25% ALB
2021	120% 2001 CSO 3.00% ALB

The reserve for credit disability is calculated using the mean of the “pro rata” and the rule of 78. Policy reserves for group life and health and accident insurance include claim reserves and unearned premiums.

For Ordinary Life products the aggregate reserves are computed using the following valuation tables and interests:

Valuation Table and Interest 100% 1980 CSO 50% MALE (4.50% - 4.75%) ALB CRVM 2001 CSO (3.50% - 4.50%) ALB Gender distinct CRVM 100% 2001 CSO (3.50% - 4.50%) ANB CRVM

Annuity reserves are based on statutory mortality, morbility and interest requirements, without consideration of future withdrawals. Virtually all annuity reserves are calculated on the modified-reserve basis, which partially offsets the effect of immediately charging policy acquisition costs for commission expense. Annuity reserves are computed using assumed interest and valuation methods that will provide, in aggregate, reserves that are greater than the minimum valuation required by law and the guaranteed policy cash values.

Reserves for fixed deferred annuities are based on the A2000 mortality table gender distinct and Commissioners’ Annuity Reserve Valuation Method (“CARVM”) with assumed interest rates ranging from 3.25% to 5.0%.

Reserves for equity indexed annuities are based on A1994 mortality table gender distinct and Commissioners Annuity Reserve Valuation Method (“CARVM”) with assumed interest rates ranging from 3.25% to 5.00%.

Reinsurance

Universal Life seeks to reduce the loss that may arise from catastrophic or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with reinsurers. Amounts recoverable from reinsurance are estimated in a manner consistent with the claim liability associated with the reinsured policy. The Company is not relieved of its primary obligation to the policyholder in a reinsurance transaction.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

Unpaid Policy and Contract Claims

The liabilities for unpaid policy and contract claims are based on case-basis estimates for reported claims, and on estimates, based on experience, for incurred but not reported claims and claim expenses. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. Such estimates are periodically reevaluated and any adjustments, as subsequently determined, are reflected in the current period’s operations.

AVR and IMR

Universal Life established certain reserves as promulgated by the NAIC. The AVR is determined by formula and is based on Universal Life’s holding of mortgages, investments in real estate, bonds, stocks, and other invested assets. This valuation reserve requires appropriation of surplus to provide for possible losses on these investments. Realized and unrealized capital gains and losses, other than those resulting from interest rate changes, are added, or charged to the AVR. The IMR is used to defer realized capital gains and losses, net of tax, on sales and calls of bonds and certain investments, which result from interest rate changes. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the original investment.

Fair Values of Financial Instruments

The following methods and assumptions were used by Universal Life in estimating the fair values of financial instruments:

Debt and Equity Securities – The fair values for debt and equity securities are obtained using the NAIC Purposes and Procedures Securities Valuation Office Manual, and the designation assigned in the NAIC Valuation of Securities product prepared by the NAIC Securities Valuation Office (SVO). For debt and equity securities not actively traded and/or not valued by the NAIC SVO, fair values are based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as discounted cash flow methodologies; adjusted for the security’s credit rating; prepayment assumptions; and other factors, such as credit loss assumptions.

Securities Sold under Agreements to Repurchase – The carrying amounts of these instruments approximate their fair values due to their short-term nature and type of collateral structure provided as part of the agreement.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of the Company’s financial instruments are as follows:

	September 30, 2021
	(Unaudited)
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	Level 1	Level 2	Level 3	Not Practicable (Carrying Value)
Bonds	$1,335,005,194	$1,276,592,035	$8,065,625	$1,265,433,121	$3,093,289	$0
Prefered stocks	313,799,839	292,712,774	292,712,774	0	0	0
Common stocks	25,528,345	25,528,345	25,528,345	0	0	0
Other invested assets	66,549,888	62,153,637	30,140,638	16,083,483	0	15,929,516
Cash, Cash equiv. & Short-term	122,577,180	122,577,180	122,577,180	0	0	0
Separate account assets	$518,180,668	$518,180,668	$518,180,668	$0	$0	$0
Separate account liabilities	$517,866,911	$517,866,911	$517,866,911	$0	$0	$0

	December 31, 2020
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	Level 1	Level 2	Level 3	Not Practicable (Carrying Value)
Bonds	$1,101,640,673	$1,029,519,712	$5,678,814	$1,019,447,561	$4,393,337	$0
Prefered stocks	311,024,389	293,350,496	293,350,496	0	0	0
Common stocks	33,729,291	33,729,291	30,965,803	0	2,763,488	0
Other invested assets	64,500,277	57,149,315	27,369,648	13,850,151	0	15,929,516
Cash, Cash equiv. & Short-term	109,506,815	109,506,715	109,506,715	0	0	0
Separate account assets	$523,465,930	$523,465,930	$523,465,930	$0	$0	$0
Separate account liabilities	$523,168,125	$523,168,125	$523,168,125	$0	$0	$0

Included in various investment related line items in the statements of admitted assets, liabilities and capital and surplus are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or for certain bonds and preferred stocks when carried at the lower of cost or fair value.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

Fair value measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a measurement framework that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. Each level reflects a unique description of the inputs that are significant to the fair values measurements. The levels of the fair value hierarchy are as follows:

Level 1 - Observable inputs in the form of quoted prices for identical instruments in active markets.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be derived from observable market data for substantially the full term of the assets or liabilities.

Level 3 - One or more unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using internal models, as well as instruments for which the determination of fair vales requires significant management judgment or estimation.

Assets measured and reported at estimated fair value in the statutory statements of admitted assets, liabilities and capital and surplus are subject to additional disclosures. These disclosure requirements apply only to those financial assets and liabilities measured at estimated fair value as of the end of the reporting period. Such financial assets include unaffiliated common stocks, separate account assets and certain bonds and preferred stocks carried at the lower of amortized cost or estimated fair value when estimated fair value is lower than amortized cost as of the end of the current year period.

The following tables summarize the valuation of the Company’s financial instruments carried at fair value as presented in the statements of admitted assets, liabilities and capital and surplus, by the fair value hierarchy levels defined in the fair value measurements guidance.

	September 30, 2021
	(Unaudited)
Description	Level 1	Level 2	Level 3	Total
Bonds	$6,961,305	$0	$0	$6,961,305
Preferred stocks	8,266,299	0	0	8,266,299
Common stocks	25,528,345	0	0	25,528,345
Cash, Cash equiv. & Short-term	56,086,748	0	0	56,086,748
Total cash and invested assets	$96,842,697	$0	$0	$96,842,697

Separate account assets	$518,180,668	$0	$0	$518,180,668

Separate account liabilities	$517,866,911	$0	$0	$517,866,911

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

	December 31, 2020
Description	Level 1	Level 2	Level 3	Total
Bonds	$5,678,814	$0	$0	$5,678,814
Common stocks	30,965,803	0	2,763,488	33,729,291
Cash, Cash equiv & Short-term	40,167,279	0	0	40,167,279
Total cash and invested assets	$76,811,896	$0	$2,763,488	$79,575,384

Separate account assets	$523,465,930	$0	$0	$523,465,930

Separate account liabilities	$523,168,125	$0	$0	$523,168,125

A roll forward of the estimated fair value measurements for all assets and liabilities measured and reported at estimated fair value using significant unobservable (Level 3) inputs for the period ended September 30, 2021 are as follows:

	September 30, 2021 (unaudited)
	(1)	(2)	(3)	(4)	(5)	(6)	(7)
	Balance at 1/1/2021	Transfer in and/or out of Level 3	Total gains and (losses) included in Net Income	Total gains & (losses) included in surplus	Other than temporary impairment	Sales	Balance at 9/30/2021
Common stocks	2,763,488	0	1,804,713	(1,958,951)	0	(2,609,250)	0
Total	$2,763,488	$0	$1,804,713	$(1,958,951)	$0	$(2,609,250)	$0

	December 31, 2020
	(1)	(2)	(3)	(4)	(5)	(6)	(7)
	Balance at 1/1/2020	Transfer in and/or out of Level 3	Total gains and (losses) included in Net Income	Total gains & (losses) included in surplus	Other than temporary impairment	Sales	Balance at 12/31/2020
Common stocks	2,708,991	0	753,460	694,570	0	(1,393,533)	2,763,488
Total	$2,708,991	$0	$753,460	$694,570	$0	$(1,393,533)	$2,763,488

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

3. INVESTMENTS AND INVESTMENT INCOME

Bond and stock investments

The admitted value, gross unrealized gains, gross unrealized losses and estimated fair value of investments in bonds and preferred stocks are as follows:

September 30, 2021 (unaudited)	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds
U.S. government and its agencies and authorities	$68,941,168	$1,828,782	$126,898	$70,643,052
States, municipalities, and political subdivisions	326,097,577	25,932,239	2,015,173	350,014,643
Industrial and miscellaneous	400,101,039	27,903,927	2,241,602	425,763,364
Mortgage-backed and asset-backed securities	481,452,251	10,428,621	3,296,737	488,584,135
Total bonds	1,276,592,035	66,093,569	7,680,410	1,335,005,194
Preferred stocks	292,712,774	21,087,065	–	313,799,839
Total bonds and preferred stocks	$1,569,304,809	$87,180,634	$7,680,410	$1,648,805,033

December 31, 2020	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds
U.S. government and its agencies and authorities	$50,701,651	$2,867,145	$1,283	$53,567,513
States, municipalities, and political subdivisions	313,154,852	30,375,627	581,231	342,949,248
Industrial and miscellaneous	347,062,228	36,163,942	1,029,854	382,196,316
Mortgage-backed and asset-backed securities	318,600,981	9,472,034	5,145,419	322,927,596
Total bonds	1,029,519,712	78,878,748	6,757,787	1,101,640,673
Preferred stocks	293,350,496	17,699,487	25,594	311,024,389
Total bonds and preferred stocks	$1,322,870,208	$96,578,235	$6,783,381	$1,412,665,062

The cost and admitted value of common stocks are as follows:

September 30, 2021 (unaudited)	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Common stocks - unaffiliated	$23,011,669	$3,012,687	$496,011	$25,528,345

December 31, 2020	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Common stocks – unaffiliated	$29,307,975	$5,063,236	$641,920	$33,729,291

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

The admitted value and estimated fair value of investments in bonds, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	At September 30, 2021		At December 31, 2020
	(unaudited)
Contractual maturity	Admitted Assets	Estimated Fair Value	Admitted Assets	Estimated Fair Value
Due in one year or less	$23,178,500	$23,343,374	$30,219,425	$30,654,888
Due after one year through five years	154,245,588	163,106,907	113,849,409	121,972,439
Due after five years through ten years	137,816,833	146,718,843	152,461,720	167,241,366
Due after ten years	472,937,558	506,290,630	408,706,290	453,165,571
Securities not due at a single maturity date (primarily mortgage-backed securities)	488,413,556	495,545,440	324,282,868	328,606,409
Total Bonds	$1,276,592,035	$1,335,005,194	$1,029,519,712	$1,101,640,673

Gross unrealized losses

The Company’s gross unrealized losses and estimated fair value on its bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	September 30, 2021 (unaudited)
	Less than 12 Months		12 Months or Greater		Total
Investment category	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds
U.S. government and its agencies and authorities	$17,391,025	$120,993	$1,494,095	$5,905	$18,885,120	$126,898
States, municipalities, and political subdivisions	39,138,207	1,127,015	17,917,454	888,158	57,055,661	2,015,173
Industrial and miscellaneous	29,275,387	1,729,391	15,869,175	512,211	45,144,562	2,241,602
Mortgage-backed and asset-backed securities	140,060,837	1,977,155	48,904,982	1,319,582	188,965,819	3,296,737
Total bonds	225,865,456	4,954,554	84,185,706	2,725,856	310,051,162	7,680,410
Preferred stocks	–	–	–	–	–	–
Total bonds and preferred stocks	$225,865,456	$4,954,554	$84,185,706	$2,725,856	$310,051,162	$7,680,410

	December 31, 2020 (unaudited)
	Less than 12 Months		12 Months or Greater		Total
Investment category	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds
U.S. government and its agencies and authorities	$1,498,718	$1,283	$–	$–	$1,498,718	$1,283
States, municipalities, and political subdivisions	20,933,466	358,702	2,844,220	222,529	23,777,686	581,231
Industrial and miscellaneous	25,125,400	630,530	3,683,376	399,324	28,808,776	1,029,854
Mortgage-backed and asset-backed securities	85,355,814	3,522,205	33,016,934	1,623,214	118,372,748	5,145,419
Total bonds	132,913,398	4,512,720	39,544,530	2,245,067	172,457,928	6,757,787
Preferred stocks	5,995,200	4,800	180,486	20,794	6,175,686	25,594
Total bonds and preferred stocks	$138,908,598	$4,517,520	$39,725,016	$2,265,861	$178,633,614	$6,783,381

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

Other-than-temporary impairments

The Company has no OTTI losses recorded on bonds or preferred stocks during the nine months period ended September 30, 2021 and 2020.

Net investment income and net realized capital gains (losses)

The major categories of net investment income reflected in the statements of operations are summarized as follows for the nine months ended September 30:

	2021	2020
	(unaudited)	(unaudited)
Bonds	$30,118,798	$26,338,128
Preferred stocks	11,289,229	9,610,841
Common stocks	720,958	925,380
Other invested assets	940,941	1,371,529
Other investment income	140,273	637,849
Net investment income	$43,210,199	$38,883,727

The Company recognized $127,116 and $7,500 of net investment income for the nine months period ended September 30, 2021 and 2020, respectively related to prepayment penalties or acceleration fees on bonds in the general account that were called. The total number of called bonds in the general account were one and one for the nine months period ended September 30, 2021 and 2020, respectively.

The major categories of net realized capital gains (losses) reflected in the statements of operations are summarized as follows for the nine months period ended September 30:

	2021	2020
	(unaudited)	(unaudited)
Bonds	$690,110	$68,373
Common stocks	1,804,712	576,188
Net realized capital gains	2,494,822	644,561
Income tax effect	100,282	123,199
Amounts transferred to IMR (net of income tax of $98,387 and $0)	393,549	-
Net realized capital gains (net of taxes)	$2,000,991	$521,362

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

Proceeds from the sale of investments in bonds and the gross gains and losses realized on these sales (excluding OTTI losses, maturities, calls, exchanges and prepayments) were as follows:

	For the nine months period ended September 30,
	2021	2020
	(unaudited)	(unaudited)
Proceeds from sales	$49,999,692	$59,825,638
Gross realized gains	2,625,052	4,485,871
Gross realized losses	130,230	3,841,310

The gross realized gains (losses) on the bonds represent the difference between the proceeds from the sale of the bonds and the basis of the bonds, which is primarily amortized cost.

Restricted assets

The following assets are subject to applicable restrictions under each of the following areas:

	September 30, 2021 (unaudited)
Restricted asset category	Total Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Subject to repurchase agreement	$29,018,894	1.2%	1.2%
On deposit with states	1,594,460	0.1%	0.1%
Total restricted assets	$30,613,354	1.3%	1.3%

	December 31, 2020 (unaudited)
Restricted asset category	Total Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Subject to repurchase agreement	$31,131,887	1.5%	1.5%
On deposit with states	1,594,460	0.1%	0.1%
Total restricted assets	$32,726,347	1.5%	1.5%

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

6. REPURCHASE AGREEMENTS

The following tables summarizes the repurchase agreements accounted for as a secured borrowing for the Company:

Type of Repo Trades Used

		1 First Quarter	2 Second Quarter	3 Third Quarter	4 Fourth Quarter
a.	Bilateral (YES/NO)	YES	YES	YES	N/A
b.	Tri-Party (YES/NO)	NO	NO	NO	N/A

Original (flow) & residual maturity

		1 First Quarter	2 Second Quarter	3 Third Quarter	4 Fourth Quarter
a.	Maximum Amount
1	Open - No Maturity	-	-	-	-
2	Overnight	-	-	-	-
3	2 Days to 1 Week	-	-	-	-
4	> 1 Week to 1 Month	24,000,000	32,708,000	47,032,045	-
5	> 1 Month to 3 Months	15,035,000	9,035,000	-	-
6	> 3 Months to 1 Year	-	-	-	-
7	> 1 Year	-	-	-	-

		1 First Quarter	2 Second Quarter	3 Third Quarter	4 Fourth Quarter
b.	Ending Balance
1	Open - No Maturity	-	-	-	-
2	Overnight	-	-	-	-
3	2 Days to 1 Week	-	-	-	-
4	> 1 Week to 1 Month	24,000,000	10,000,000	18,577,045	-
5	> 1 Month to 3 Months	12,035,000	14,743,000	10,871,000	-
6	> 3 Months to 1 Year	-	-	-	-
7	> 1 Year	-	-	-	-

Securities sold under repo- secured borrowing

		1 First Quarter	2 Second Quarter	3 Third Quarter	4 Fourth Quarter
a.	Maximum Amount	40,621,801	43,422,583	49,770,860	-
1	BACV	XXX	XXX	XXX	XXX
2	Nonadmitted - Subset of BACV	XXX	XXX	XXX	XXX
3	Fair Value	41,539,939	44,283,644	50,732,358	-

		1 First Quarter	2 Second Quarter	3 Third Quarter	4 Fourth Quarter
b.	Ending Balance	37,797,784	26,739,509	29,018,894	-
1	BACV	37,797,784	26,739,509	29,018,894	-
2	Nonadmitted - Subset of BACV	-	-	-	-
3	Fair Value	38,466,311	26,613,468	29,703,147	-

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

Securities sold under repo- secured borrowing by NAIC designation

		1 None	2 NAIC 1	3 NAIC 2	4 NAIC 3	5 NAIC 4	6 NAIC 5	7 NAIC 6	8 Non- Admitted
a.	Bonds - BACV	-	29,018,894	-	-	-	-	-	-
b.	Bonds - FV	-	29,703,147	-	-	-	-	-	-
c.	LB &SS - BACV	-	-	-	-	-	-	-	-
d.	LB &SS - FV	-	-	-	-	-	-	-	-
e.	Preferred stock - BACV	-	-	-	-	-	-	-	-
f.	Preferred stock - FV	-	-	-	-	-	-	-	-
g.	Common stock	-	-	-	-	-	-	-	-
h.	Mortgage loan - BACV	-	-	-	-	-	-	-	-
i.	Mortgage loan - FV	-	-	-	-	-	-	-	-
j.	Real estate - BACV	-	-	-	-	-	-	-	-
k.	Real estate - FV	-	-	-	-	-	-	-	-
l.	Derivatives - BACV	-	-	-	-	-	-	-	-
m.	Derivatives - FV	-	-	-	-	-	-	-	-
n.	Other invested assets - BACV	-	-	-	-	-	-	-	-
o.	Other invested assets - FV	-	-	-	-	-	-	-	-
p.	Total assets - BACV	-	29,018,894	-	-	-	-	-	-
q.	Total assets - FV	-	29,703,147	-	-	-	-	-	-

p=a +c+e+g+h+j+l +n

q=b+d+f+g+i +k+m+o

7. CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company has 100,000 authorized shares of common stock of $100 par value, of which 25,000 are issued and outstanding. The Company has no preferred stock authorized.

Dividends to shareholder are limited by the laws of the Commonwealth of Puerto Rico to an amount that is based on restrictions relating to statutory surplus. Total dividends declared for the period ended September 30, 2021 and December 31, 2020 amounted to $943,794 and $6,000,000 respectively.

According to the Insurance Code of Puerto Rico, a domestic stock insurer shall not pay any cash dividend to stockholders, except out of the part of its available surplus funds which is derived from any realized net profits on its business. A stock dividend may be paid out of any available surplus fund, except funds representative liens to the insurers, without the pledge of any of its assets.

The portion of unassigned funds (surplus) represented by net unrealized gains and losses (cumulative, net of deferred tax) as of September 30, 2021 and December 31, 2020, amounted to $(271,845) and $3,439,582, respectively.

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

8. OTHER RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the statutory-basis financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company. In the normal course of business, related entities provide management and other services to Universal Life. ULLICO also reimburses related entities for expenses incurred on its behalf.

The Company entered into an agreement on March 1, 2007, with Universal Financial Services, Inc. (UFS), to provide investment advisory services. Investment advisory services provided by UFS during the nine months period ended September 30, 2021 and 2020, amounted to $395,321 and $372,685, respectively. The Company also entered into an agreement on March 1, 2007, with UFS to sell variable annuity products. Commission expense charged by UFS during the nine months period ended September 30, 2021 and 2020, amounted to $33,236 and $26,788, respectively.

The Company provides administrative services to UFS pursuant to an administrative services agreement. During the nine months period ended September 30, 2021 and 2020, the Company charged fees to UFS for these services in the amount of $157,500 and $157,500, respectively. The Company leases office space from UNICO. During the nine months period ended September 30, 2021 and 2020, rent expense amounted to $88,823 for both periods.

During December 2020, the Company issued a short-term notes receivable to its ultimate parent company, UIG of $9.3 million. These transactions did not exceed the threshold established in Chapter 44, Section 4406 a), (2), (A), (ii) of the PR Insurance Code. As part of the Rule 83 disclosures, it was duly notified to the Insurance Commissioner and recorded as an admitted asset. The note was fully repaid in March 2021. The note bear an interest rate of .85% and servicing fees of 0.125%. As of December 31, 2020, the loan amounted to $9.3 million and is presented as part of intercompany receivable within the accompanying statutory basis statement of admitted assets, liabilities, and capital and surplus.

The amounts due to related entities as of September 30, 2021 and December 31, 2020 were as follows:

	2021	2020
Due from:
Universal Finance, Inc.	$10,121,494	$25,412,123
Universal Group, Inc.	23,232,286	18,312,580
Total	$33,353,780	$43,724,703

Due to:
Universal Insurance Company	$4,989,922	$5,832,763
Eastern America Insurance Agency	–	2,651
Universal Financial Services, Inc.	21,460	25,335
Total	$5,011,382	$5,860,749

UNIVERSAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Universal Insurance Company)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS (Continued)

As of September 30, 2021 (unaudited) and December 31, 2020

9. COMMITMENTS AND CONTINGENCIES

Pursuant to the Puerto Rico Insurance Code, the Company is a member of the Puerto Rico Insurance Guaranty Association for Life, Disability and Health Insurance. As a member, the Company is required to provide funds for the settlement of claims and reimbursement of unearned premiums of insurance policies issued by insolvent insurance companies. During the periods ended September 30, 2021 and year ended December 31, 2020, no accrual for possible future assessment was provided. The Company has not been informed nor had any knowledge of assessments or insurance companies that have become insolvent that could result in significant future charges by the association.

In the normal course of business, the Company is involved in various cases relating to insurance matters or certain corporate matters. Generally, the Company’s liability is limited to specific amounts relating to insurance or policy coverage for which provision has been made in the financial statements. Other cases involve general corporate matters which generally do not represent significant contingencies to the Company.

The Company evaluates the need for accruals of loss contingencies for each matter. When a liability for a matter is probable and can be estimated, the Company accrues an estimate of the loss and any related insurance recoveries, if any. An accrual is subject to subsequent adjustment as a result of additional information and other developments. The resolutions of matters are inherently difficult to predict, especially in the early stages of matter. Even if a loss is probable, due to many complex factors, such as speed of discovery and the timing of court decisions or rulings, a loss or range of loss may not be reasonably estimated until the later stages of the matter. For matters where a loss is material and it is either probable or reasonably possible then it is disclosed. For matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimated, no accrual is established, but the matter, if material, is disclosed.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through December, 10, 2021, the date the unaudited interim financial statements were filed with the United States Securities and Exchange Commission. There were no additional subsequent event transactions that required disclosure in the financial statements.

FORTUNE V SEPARATE ACCOUNT

INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED ANNUITY CONTRACTS

ISSUED BY

UNIVERSAL LIFE INSURANCE COMPANY

SAN JUAN, PR 00917-2011

(787) 706-7095

PART C

OTHER INFORMATION

Item 29.	Financial Statements and Exhibits

A.	Financial Statements

Included in Statement of Additional Information:

Universal Life Insurance Company

Report of the Independent Registered Public Accounting Firm, Statement of Financial Position—Statutory Basis, Statement of Operations—Statutory Basis, Statement of Changes in Capital and Surplus—Statutory Basis, Statement of Cash Flows—Statutory Basis, Notes to Financial Statements—Statutory Basis

B.	Exhibits

(1)		Resolutions of Board of Directors of Universal Life Insurance Company creating the Fortune V Separate Account.	Filed herewith.

(2)		By-Laws [or similar rules] of Fortune V Separate Account.	Filed herewith.

(3)		Custodian Agreement with respect to securities of the Fortune V Separate Account.	Filed herewith.

(4)	(a)	Investment Advisory Agreement between Universal Life Insurance Company and Universal Financial Services, Inc., with respect to Fortune V Separate Account.	Filed herewith.

	(b)	Asset Allocation Management Agreement between Universal Financial Services, Inc. and Morningstar Associates, LLC, with respect to Fortune V Separate Account.	Filed herewith.

(5)	(a)	Principal Underwriting Agreement with Universal Financial Services (UFS).	Filed herewith.

	(b)	Form of Broker-Dealer Sales Agreement between UFS and Dealers.	Filed herewith.

(6)	(a)	Form of Variable Annuity Contract.	Filed herewith.

	(b)	Form of Liquidity Rider.	Filed herewith.

	(c)	Form of Principal Protection Rider.	Filed herewith.

	(d)	Form of Income for Life Rider.	Filed herewith.

(7)		Form of variable annuity application.	Filed herewith.

(8)	(a)	Certificate of Incorporation of Universal Life Insurance Company.	Incorporated herein by reference to Item 27, Exhibit F of the Form N-4 Registration Statement for Fortune VII Separate Account (File No. 333-260539) filed with the Securities and Exchange Commission on October 28, 2021.

	(b)	By-Laws of Universal Life Insurance Company.	Incorporated herein by reference to Item 27, Exhibit F of the Form N-4 Registration Statement for Fortune VII Separate Account (File No. 333-260539) filed with the Securities and Exchange Commission on October 28, 2021.

(9)		Coinsurance Agreement between Universal Life Insurance Company and Transamerica Life Insurance Company.	Filed herewith.

(10)		Bonus or Profit Sharing Contracts.	Not Applicable.

(11)		Other Material Contracts.	Not Applicable.

(12)		Opinions of Counsel as to Legality of Securities Being Registered.	Filed herewith.

(13)		Consent of Independent Registered Public Accounting Firm.	Filed herewith.

(14)		Omitted Financial Statements.	Not Applicable.

(15)		Initial Capital Agreements.	Not Applicable.

(16)		Code of Ethics.	Filed herewith.

(17)		Rule 12b-1 Plan for Distribution and Shareholder Services.	Filed herewith.

(18)		Rule 18f-3 Plan for Multiple Share Classes.	Filed herewith.

Item 30.	Directors and Officers of the Insurance Company

Universal Life Insurance Company, formerly Eastern America Life Insurance Company. Name change effective as of 1997.

Set forth below is information regarding the directors and principal officers of the Depositor and Registrant. The Depositor’s address is Metro Office Park, Street 1 Lot 10, Guaynabo, Puerto Rico, 00968. The business address of each of the persons below whose names are followed by an asterisk is that of the Depositor.

(1) Name and Principal Business Address	(2) Positions and Offices with Insurance Company	(3) Positions and Offices with Registrant
Jose C. Benitez*	President	President
Josely Vega*	CEO, Secretary & Director	None
Maritere Jimenez*	Treasurer (Principal Accounting Officer)	None
Monique Miranda*	Director	None
Jose Medina*	Director	None
Waldemar Fabery*	Director	Director
Jaime Toro*	Director	None
Jorge Amadeo*	Director	None
Luis Perez*	Director	None
Roberto Martinez	Chief Financial Officer	Secretary & Treasurer

Item 31.	Persons Controlled By or Under Common Control with the Insurance Company or Registrant

Item 32.	Number of Contract Owners

Subaccount	Number of Contract Owners as of 09/30/2021
Growth Portfolio	[784	]
Moderate Growth Portfolio	[1,294	]
Moderate Portfolio	[3,659	]
Conservative Portfolio	[1,264	]
International Growth Portfolio	[476	]
Money Market Portfolio	[197	]

Item 33.	Indemnification.

(a)	Indemnification of Directors and Officers

The By-Laws of Universal Life Insurance Company provide the following indemnifications:

Indemnification of Directors and Officers (a) To the extent permitted by the Commonwealth of Puerto Rico and subject to all applicable requirements thereof:

(i)	any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer shall be indemnified by the Company;

(ii)	any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

(iii)	the related expenses of any such person in any of said categories may be advanced by the Company.

(1)	To the extent permitted by the law of the Commonwealth of Puerto Rico, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

The directors and officers of Universal Life Insurance Company are insured under policies issued by AIG INSURANCE COMPANY. The annual limit on such policies is $10 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

(b)	Indemnification of Principal Underwriter

To the extent permitted by law of the Commonwealth of Puerto Rico and subject to all applicable requirements thereof, Universal Financial Services has undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of Universal Financial Services

Item 34.	Business and Other Connections of Investment Adviser

See Items 6 and 21 above for additional information.

Item 35.	Principal Underwriters

(a)	Other activity – Universal Financial Services, Inc. (“UFS”) also serves as principal underwriter for Fortune VII, a unit investment trust separate account.

(b)	Directors and officers of Universal Financial Services, Inc.

(1) Name and Address Principal Address	(2) Positions and Offices with Underwriter	(3) Positions and Offices with Registrant
Jose C. Benitez Ulmer	Executive Representative & Director	President
Raul Ramirez	Chief Investment Officer & Director	None
Roberto Martinez	Chief Financial Officer	Secretary & Treasurer

(c)	Compensation from the Registrant as of December 31, 2020:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption or Annuitization	(4) Brokerage Commissions	(5) Other Compensation
UFS	$0	$0	$32,650	$0

Item 36.	Location of Accounts and Records

Each account book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules (17 CAFI 270.31A-1 to 31A-3) promulgated thereunder are held by Universal Life Insurance Company, Metro Office Park Street 1, Lot 10, Guaynabo, PR 00968.

Item 37.	Management Services

None.

Item 38.	Undertakings

The Registrant hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Universal Life Insurance Company.

The Registrant hereby undertakes to:

(a)	file a post-effective amendment using financial statements of the Registrant which need not be certified, within four to six months from the effective date of the Registrant’s 1933 Act registration statement;

(b)	file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(c)	include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(d)	deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written request or oral request.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in San Juan, Puerto Rico, on December 23rd, 2021.

FORTUNE V SEPARATE ACCOUNT

/s/ Jose C. Benitez
Jose C. Benitez President

UNIVERSAL LIFE INSURANCE COMPANY

/s/ Jose C. Benitez
Jose C. Benitez President

SIGNATURES

As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

FORTUNE V SEPARATE ACCOUNT:

/s/ Jose Benitez	President	12/22/2021
Jose Benitez

/s/ Roberto Martinez	Secretary & Treasurer	12/22/2021
Roberto Martinez

/s/ Manuel Morera	Director	12/22/2021
Manuel Morera

/s/ Waldemar Fabery	Director	12/22/2021
Waldemar Fabery

/s/ Francisco Perdomo	Director	12/22/2021
Francisco Perdomo